Form 10KSB40, Exhibit 13
period 1997-06-30
MSB FINANCIAL INC
filed 1997-09-29
CIK 930541

                                                                      EXHIBIT 13

--------------------------------------------------------------------------------
1997 ANNUAL REPORT
--------------------------------------------------------------------------------













                              MSB FINANCIAL, INC.

-------------------------------------------------------------------------------
TABLE OF CONTENTS
-------------------------------------------------------------------------------




Section I
  President's Message ...............................   1
  Selected Consolidated Financial Information .......   2
  Management's Discussion and Analysis of Financial
    Condition and Results of Operation ..............   4


Section II
  Consolidated Financial Statements .................  15


Section III
  Stockholder Information ...........................  51
  Corporate Information .............................  52

                               September 26, 1997

Dear Stockholder:

It is indeed a pleasure to present to you the Annual Report of MSB Financial, Inc. for the fiscal year ended June 30, 1997, our second full year as a publicly held corporation.

Net income for the year was $816,000, or $.68 per share, compared to $1.0 million, or $.77 per share for fiscal 1996, a decrease of 18.4%. The reason for this decrease was a special one-time assessment by the Federal Deposit Insurance Corporation's Savings Association Insurance Fund of $269,000, which had an after tax negative effect on earnings of approximately $.15 per share.

Total assets of the Corporation grew 24.2% during the year to $74.7 million. With continued strong loan demand in our market area, particularly for financing single-family residential construction loans, net loans totaled $68.9 million as of June 30, 1997, compared to $53.3 million the previous year, an increase of 29.2%. Most fixed rate residential mortgage loans with maturities of 15 years and less are being held in portfolio and funded with Federal Home Loan Bank advances, reflecting management's decision to portfolio these loans, as we seek to better leverage our capital.

The Corporation has completed both 9% and 5% stock repurchase programs and is currently engaged in an additional 5% stock repurchase program. To date, the Corporation has repurchased a total of 234,392 shares under these repurchase programs. The repurchases as of June 30, 1997 have been made at an average price of $9.40, or 92.5% of book value, which we believe is an excellent investment and a prudent use of the Corporation's capital.

On August 7, 1997 the Corporation did a 2 for 1 stock split in the form of a 100% stock dividend. With the additional stock liquidity and availability provided by doubling the number of total shares outstanding, we hope to increase liquidity and shareholder value.

Your Board and management are committed to continuing to build the value of your investment. We will continue to be an organization which builds family relationships and we are committed to our customers and to the community we serve.

On behalf of the Board of Directors, thank you for your continued support and your investment in MSB Financial, Inc.

Sincerely,


Charles B. Cook
President and Chief Executive Officer

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION



                                                                        June 30,
                                                        ------------------------------------------------
                                                          1997      1996      1995      1994      1993
                                                        --------  --------  --------  --------  --------
                                                                         (In Thousands)
Selected Financial Condition Data:
----------------------------------
Total assets..........................................   $74,698   $60,130   $53,409   $46,838   $47,988
Loans receivable, net.................................    68,740    52,328    41,894    37,063    33,815
Loans held for sale, net..............................       150       957     2,017     3,360     4,302
Investment securities.................................        11     3,135     2,620     3,068     3,057
FHLB stock............................................     1,044       317       310       310       310
Deposits..............................................    41,707    40,452    39,446    39,825    41,267
FHLB advances.........................................    19,374     6,000       ---       ---       ---
Shareholders' equity..................................    12,690    12,594    13,260     6,264     5,875



                                                                        Year Ended June 30,
                                                        ------------------------------------------------
                                                          1997      1996      1995      1994      1993
                                                        --------  --------  --------  --------  --------
                                                             (In Thousands, except Per Share Data)
Selected Operations Data:
-------------------------
Total interest income.................................    $5,539    $4,671    $3,910    $3,341    $3,563
Total interest expense................................     2,294     1,630     1,488     1,521     1,817
                                                        --------  --------  --------  --------  --------
 Net interest income...................................    3,245     3,041     2,422     1,820     1,746
Provision for loan losses.............................        48        24        73        80        56
                                                        --------  --------  --------  --------  --------
 Net interest income after provision for loan losses..     3,197     3,017     2,349     1,740     1,690
Loan fees and service charges on deposits.............       210       192       185       191       184
Gain on sale of loans.................................        47        31        27       133       175
Other noninterest income..............................        64       107        64        76        75
                                                        --------  --------  --------  --------  --------
Total noninterest income..............................       321       330       276       400       434
Total noninterest expense.............................     2,244     1,823     1,360     1,487     1,205
                                                        --------  --------  --------  --------  --------
 Income before taxes and cumulative effect
  of change in accounting principle...................     1,274     1,524     1,265       653       919
Income tax provision..................................       458       518       432       223       305
Cumulative effect of change in accounting principle...       ---       ---       ---       ---      (40)
                                                        --------  --------  --------  --------  --------
 Net income............................................     $816    $1,006      $833      $430      $574
                                                        ========  ========  ========  ========  ========
Earnings per common and common equivalent share(1)....      $.68      $.77      $.36       N/A       N/A
                                                        ========  ========  ========  ========  ========

--------------

(1)Restated for two-for-one stock split declared July 8, 1997.

                                                                                       Year Ended June 30,
                                                                   ---------------------------------------------------------------
                                                                       1997         1996        1995         1994         1993
                                                                   -------------  ----------  -----------  ----------  ------------
Selected Financial Ratios and Other Data:
-----------------------------------------
Performance Ratios:
  Return on assets (ratio of net income to average total
    assets).................................................            1.21%       1.82%        1.66%        .90%         1.21%
  Return on shareholders' equity (ratio of net income to
   average equity).........................................             6.46%       7.67%        9.59%       6.93%        10.16%
  Interest rate spread information:
   Average during period...................................              4.31%       4.83%        4.47%       3.56%         3.36%
   Net interest margin(1)..................................              5.02%       5.72%        5.03%       3.99%         3.84%
  Ratio of operating expense to average total assets......               3.32%       3.30%        2.71%       3.12%         2.54%
  Ratio of average interest-earning assets to average
   interest-bearing liabilities............................              1.20%       1.29%        1.18%       1.13%         1.12%
Quality Ratios:
  Non-performing loans to total gross loans...............                .65%        .84%         .85%       2.43%         1.43%
  Non-performing assets to total assets at end of period..                .62%        .79%         .72%       2.17%         1.13%
  Allowance for loan losses to non-performing loans.......              65.16%      73.32%       85.65%      31.33%        36.53%
  Allowance for loan losses to loans receivable, net......                .44%        .67%         .79%        .69%          .51%

Capital Ratios:
  Shareholders' equity to total assets at end of period...              16.99%      20.94%       24.83%      13.37%        12.24%
  Average shareholders' equity to average assets..........              18.70%      23.71%       17.29%      13.01%        11.88%
  Dividend payout ratio(2)................................              38.24%      27.27%        ---         N/A           N/A
  Cash dividends declared per share(3)....................               $.26        $.21         ---         N/A           N/A

Other Data:
  Number of full-service offices..........................                  2           2          2           2             2

(1)  Net interest income divided by average interest-earning assets.

(2) Dividends declared per share divided by earnings per common and common equivalent share.

(3) Restated for two-for-one stock split declared July 8, 1997.

              MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                     CONDITION AND RESULTS OF OPERATIONS



GENERAL

     On February 6, 1995, Marshall Savings Bank, F.S.B. (the "Bank") converted from the mutual to stock form of ownership (the "Conversion"). On that date, MSB Financial, Inc. (the "Corporation") issued 722,013 shares of common stock at $10.00 per share (1,444,026 shares at $5.00 per share as restated for the two-for-one stock split declared July 8, 1997), raising $6.1 million, net of shares acquired by the newly formed Employee Stock Ownership Plan (the "ESOP") and net of the costs of the Conversion. Concurrent with the issuance of the shares, the mutual savings bank converted to a stock savings bank, and the Corporation acquired 100% of the stock of the Bank. All references to the Corporation prior to February 6, 1995, except where otherwise indicated, are to the Bank.

     The Corporation is headquartered in Marshall, Michigan, and through the operations of the Bank is primarily engaged in attracting retail deposits from the general public and investing those funds in permanent and construction loans secured by first mortgages on owner-occupied, one- to four-family residences. Mortgage originations are either held in the Corporation's loan portfolio or are sold in the secondary market. To a lesser extent, the Corporation also originates first mortgages on non-owner occupied, one- to four-family residences, permanent and construction commercial real estate and consumer loans. The Corporation has generated net income of $816,000, $1,006,000, and $833,000 for the years ended June 30, 1997, 1996, and 1995 respectively, principally from net interest income.

     Permanent loans secured by one- to four-family residences accounted for approximately 67.5% of the Corporation's gross loan portfolio at June 30, 1997, 64.8% at June 30, 1996, and 63.3% at June 30, 1995. The Corporation originated total loans of $30.8 million, $28.6 million, and $16.6 million during fiscal 1997, 1996, and 1995, respectively, and sold $2.9 million, $4.7 million, and $5.2 million of loans, respectively during these periods. The Corporation offers a wide variety of adjustable and fixed-rate mortgage loans, with many pricing options and maturity choices. The Corporation also offers a full array of consumer loans, and intends to expand such lending as a percentage of total lending since consumer loans usually generate higher yields, have shorter terms to maturity or reprice more frequently and afford greater opportunity for growth in the Corporation's market area than do loans secured by one- to four-family residences. The risks associated with consumer lending can be greater than the risks of one- to four-family residential mortgage lending due to the various types of collateral involved and the possible depreciation and price volatility of such collateral. However, management does not believe that the additional risk is substantial, or that the overall quality of the loan portfolio will be hindered, due to the underwriting standards in place at the Bank. For all years presented, the Corporation sold most fixed-rate one- to four-family loans originated with terms longer than 15 years in the secondary market.

FINANCIAL CONDITION

     Total assets increased $14.6 million, or 24.2%, from June 30, 1996 to June 30, 1997. Net loans, including loans held for sale, increased from $53.3 million at June 30, 1996 to $68.9 million at

June 30, 1997, an increase of 29.3%, due to the Bank retaining 15 year fixed rate residential mortgage loans in portfolio, and strong demand for mortgage loans, especially residential one-to-four family construction loans, in the Corporation's market areas. This increase was funded by a $13.4 million increase in Federal Home Loan Bank advances, and a $1.3 million increase in deposit accounts, in conjunction with a $3.1 million decrease in securities available for sale and securities held to maturity.

     Total liabilities increased $14.5 million to $62.0 million from June 30, 1996 to June 30, 1997. In addition to the increase in the FHLB advances and deposits discussed above, were increases in advance payments by borrowers for taxes and insurance of $59,000, or 14.6%, and accrued interest payable of $35,000, or 78.5%. Offsetting the increases in liabilities discussed above was a decrease of $251,000, or 39.6%, in accrued expenses and other liabilities as compared to June 30, 1996.

     Shareholder's equity increased $96,000, or 0.8%, from June 30, 1996 to June 30, 1997. The repurchase of the Corporation's common stock, payment of dividends declared on common stock, offset by a positive adjustment of net unrealized loss on securities available for sale and net income, resulted in this increase. During the year ended June 30, 1997, the Corporation repurchased 63,954 of its common shares at a total cost of $645,060, or $10.09 per share, as compared to 170,438 shares during the year ended June 30, 1996 at a total cost of $1,557,753, or $9.14 per share (as restated for the two-for-one stock split declared July 8, 1997). The Corporation is currently in the process of repurchasing an additional 5%, or 64,264 shares, of its common stock and as of June 30, 1997 had repurchased 36,650 shares under this program. As of June 30, 1997, a total of 234,392 shares of the Corporation's common stock had been repurchased at a cost of $2,202,813, or $9.40 per share.
Shareholder's equity to total assets remains strong at 17.0% at June 30, 1997 compared to 20.9% and 24.8% at June 30, 1996 and 1995, respectively.

RESULTS OF OPERATIONS

     GENERAL. The Corporation's results of operations depend primarily upon the level of net interest income, which is the difference ("spread") between average yield earned on loans and securities, interest-bearing deposits, and other interest-earning assets, and the average rate paid on deposits and borrowed funds, as well as competitive factors that influence interest rates, loan demand, and deposit flows. Results of operations are also dependent upon the level of the Corporation's non-interest income, including fee income and service charges, and the level of its noninterest expense, including general and administrative expense. The Corporation, like other financial institutions, is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different times, or on a different basis, than its interest-earning assets.

     NET INCOME. Net income for the years ended June 30, 1997, 1996, and 1995 was $816,000, $1,006,000, and $833,000 respectively. The decline in net income from fiscal 1996 to fiscal 1997 was primarily due to a $269,000 special assessment by the Federal Deposit Insurance Corporation's ("FDIC") Savings Association Insurance Fund ("SAIF").

     NET INTEREST INCOME. Net interest income before provision for loan losses for the years ended June 30, 1997, 1996, and 1995 was $3.2 million, $3.0 million, and $2.4 million, respectively. The increases were primarily due to an increase in the volume of loans receivable, partially offset by the increase in volume of FHLB advances used to fund these loans. Also, yield earned on loans decreased from 9.04% in fiscal 1996 to 8.70% in fiscal 1997 due to a decrease in loan sales in fiscal 1997 which resulted in a slower acceleration into income of deferred loan fees, as compared to fiscal 1996.

AVERAGE BALANCES, INTEREST RATES AND YIELDS

         The following table presents for the periods indicated the total dollar amount of interest income from average interest-earning assets and the resultant yields, as well as the interest expense on average interest-bearing liabilities and the resultant rates. No tax equivalent adjustments were made. All average balances are monthly average balances. At June 30, 1997, non-accruing loans have been included in the table as loans carrying a zero yield.


                                                                                                       Year Ended June, 30,
                                              At June 30, -----------------------------------------------------------------------
                                                1997                       1997                              1996
                                              ----------   --------------------------------- ------------------------------------
                                                             Average     Interest              Average      Interest
                                                           Outstanding   Earned/             Outstanding    Earned/
                                              Yield/Rate     Balance      Paid    Yield/Rate   Balance       Paid    Yield/Rate
                                              ----------     -------      ----    ----------   -------       ----    ----------
                                                                            (DOLLARS IN THOUSANDS)
Interest-Earning Assets:
 Loans receivable(1)........................     8.58%      $ 61,718     $ 5,369      8.70%   $ 47,609      $ 4,305    9.04%
 Interest-bearing deposits..................     5.06          1,573          85      5.40       2,168          148    6.83
 Securities.................................     7.18            643          34      5.29       3,091          193    6.24
 FHLB stock.................................     7.85            667          51      7.65         312           25    8.01
                                                            --------     -------              --------      -------
  Total interest-earning assets(1)..........                  64,601       5,539      8.57      53,180        4,671    8.78
                                                                         -------                            -------
 Other assets...............................                   2,967                             2,115
                                                            --------                          --------
  Total assets..............................                $ 67,568                          $ 55,295
                                                            ========                          ========

Interest-Bearing Liabilities:

 Savings deposits...........................     2.50       $  8,644         213      2.46    $  8,192          214    2.61
 Checking and money market deposits.........     2.29         12,383         292      2.36      11,468          293    2.55
 Certificate accounts.......................     5.35         19,989       1,035      5.18      19,823        1,039    5.24
 Other......................................     6.19         12,871         754      5.86       1,833           84    4.58
                                                            --------     -------              --------      -------
  Total interest-bearing liabilities........                  53,887       2,294      4.26      41,316        1,630    3.95
                                                                         -------                            -------
 Other liabilities..........................                   1,043                               868
                                                            --------                          --------
  Total liabilities.........................                  54,930                            42,184
 Shareholders' equity.......................                  12,638                            13,111
                                                            --------                          --------
    Total liabilities and shareholder's
      equity                                                $ 67,568                          $ 55,295
                                                            ========                          ========

Net interest income.........................                             $ 3,245                            $ 3,041
                                                                         =======                            =======
Net interest rate spread....................                                         4.31%                             4.83%
                                                                                     ====                             =====
Net earning assets..........................                 $10,714                          $ 11,864
                                                             =======                          ========
Net yield on average interest-earning
 assets.....................................                                         5.02%                             5.72%
                                                                                     ====                             =====
Average interest-earning assets to
 average interest-bearing liabilities.......                   1.20x                             1.29x
                                                               ====                             =====
  ------------------------------------
                                                            Year Ended June, 30,
                                                ----------------------------------------
                                                                 1995
                                                ----------------------------------------
                                                  Average       Interest
                                                Outstanding      Earned/
                                                  Balance         Paid       Yield/Rate
                                                  -------         ----       ----------
                                                        (DOLLARS IN THOUSANDS)
Interest-Earning Assets:
 Loans receivable(1)........................      $42,122         $3,558        8.45%
 Interest-bearing deposits..................        3,049            179        5.87
 Securities.................................        2,700            151        5.59
 FHLB stock.................................          310             22        7.10
                                                  -------         ------
  Total interest-earning assets(1)..........       48,181          3,910        8.12
                                                                  ------
 Other assets...............................        2,053
                                                  -------
  Total assets..............................      $50,234
                                                  =======

Interest-Bearing Liabilities:

 Savings deposits...........................      $ 8,840            238        2.69
 Checking and money market deposits.........       10,504            290        2.76
 Certificate accounts.......................       20,236            947        4.68
 Other......................................        1,161             13        1.12
                                                  -------         ------
  Total interest-bearing liabilities........       40,741          1,488        3.65
                                                                  ------
 Other liabilities..........................          807
                                                  -------
  Total liabilities.........................       41,548
 Shareholders' equity.......................        8,686
                                                  -------
    Total liabilities and shareholder's equity    $50,234
                                                  =======

Net interest income.........................                      $2,422
                                                                  ======
Net interest rate spread....................                                    4.47%
                                                                                ====
Net earning assets..........................      $ 7,440
                                                  =======
Net yield on average interest-earning
 assets.....................................                                    5.03%
                                                                                ====
Average interest-earning assets to
 average interest-bearing liabilities.......        1.18x
                                                    ====
  ------------------------------------


  (1) Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.

RATE/VOLUME ANALYSIS OF NET INTEREST INCOME

     The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the changes related to outstanding balances and due to the changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (i.e., changes in volume multiplied by old rate) and (ii) changes in rate (i.e., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.



                                                          Year Ended June 30,
                                         ---------------------------------------------------------
                                              1997 vs. 1996                1996 vs. 1995
                                         ---------------------------  ----------------------------
                                            Increase                      Increase
                                           (Decrease)                    (Decrease)
                                             Due to         Total          Due to         Total
                                         ---------------   Increase   ----------------   Increase
                                         Volume     Rate  (Decrease)   Volume     Rate  (Decrease)
                                         ------  -------  ----------  -------  -------  ----------
                                                        (Dollars in Thousands)
Interest-Earning Assets:
 Loans receivable.....................   $1,233   $(169)      $1,064     $485     $262        $747
 Interest-bearing deposits............      (36)    (27)         (63)     (57)      26         (31)
 Securities...........................     (133)    (26)        (159)      23       19          42
 FHLB stock...........................       27      (1)          26      ---        3           3
                                         ------  -------  ----------  -------  -------  ----------
  Total interest-earning assets........  $1,091   $(223)         868     $451     $310         761
                                         ======  =======  ----------  =======  =======  ----------
Interest-Bearing Liabilities:
 Savings deposits.....................      $11    $(12)       $( 1)    $(17)     $(7)       $(24)
 Checking and money market deposits...       22     (23)         (1)      26      (23)           3
 Certificate accounts.................        9     (13)         (4)    ( 20)      112          92
 FHLB advances and other borrowings...      640      30          670      11        60          71
                                         ------  -------  ----------  -------  -------  ----------
  Total interest-bearing liabilities...    $682    $(18)         664     $---     $142         142
                                         ======  =======  ----------  =======  =======  ----------
Net interest income..................                           $204                          $619
                                                           ==========                    ==========

PROVISION FOR LOAN LOSSES. The provision for loan losses is a result of management's periodic analysis of the adequacy of the allowance for loan losses. The provision for loan losses was increased by $24,000 for the year ended June 30, 1997, from the year ended June 30, 1996, due to management's continuing reassessment of losses inherent in the loan portfolio. At June 30, 1997 the Corporation's allowance for loan losses totaled $303,000, or 0.44% of net loans receivable and 65.16% of total non-performing loans. The Corporation's provision for loan losses was $48,000 in fiscal 1997 compared to $24,000 in fiscal 1996 and $73,000 in fiscal 1995.

     Management establishes an allowance for loan losses based on an analysis of risk factors in the loan portfolio. This analysis includes the evaluation of concentrations of credit, past loss experience, current economic conditions, amount and composition of the loan portfolio, estimated fair value of underlying collateral, loan commitments outstanding, delinquencies, and other factors. Because the

Corporation has had extremely low loan losses during its history, management also considers loss experience of similar portfolios in comparable lending markets. Accordingly, the calculation of the adequacy of the allowance for loan losses is not based directly on the level of non-performing assets.

     As of June 30, 1997, the Corporation's non-performing assets, consisting of nonaccrual loans and accruing loans 90 days or more delinquent, totaled $465,000 or 0.62% of total assets compared to $475,000 or 0.79% of total assets
as of June 30, 1996, a decrease of $10,000.   Loans more than 90 days past due
and other loans of concern are placed on non-accrual status, unless management determines that the loans are well-collateralized and in the process of collection. The ratio of non-performing loans to total loans decreased from 0.84% at June 30, 1996 to 0.65% at June 30, 1997. There was no affiliation between the Corporation's management and the borrowers of the above-mentioned loans. Foreclosed real estate at June 30, 1997 totaled $29,000. The Corporation did not have any foreclosed real estate at June 30, 1996.

     Management will continue to monitor the allowance for loan losses and make future additions to the allowance through the provision for loan losses as economic conditions and loan portfolio quality dictate. Although the Corporation maintains its allowance for loan losses at a level which it considers to be adequate to provide for losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will no be required in future periods. In addition, the determination as to the amount of its allowance for loan losses is subject to review by the Office of Thrift Supervision (the "OTS") and the Federal Deposit Insurance Corporation (the "FDIC), as part of their examination process, which may result in the establishment of an additional allowance based upon their judgment of the information available to them at the time of their examination.

     NONINTEREST INCOME. Total noninterest income for the year ended June 30, 1997 was $321,000, compared to $330,000 in fiscal 1996 and $276,000 in fiscal
1995. This represents a decrease of $9,000 in fiscal 1997 compared to fiscal 1996 and an increase of $45,000 compared to fiscal 1995. Total noninterest income consists primarily of net gains on the sale of loans, loan servicing fees, net realized losses on sales of securities available for sale, service fees on deposit accounts and other fees. The primary reason for the decrease in noninterest income from fiscal 1996 to fiscal 1997 was net realized losses associated with the sale of securities available for sale of $48,000 in fiscal 1997. Net gains on sales of loans held for sale continued to increase in fiscal 1997, as compared to fiscal 1996 and fiscal 1995. Included in the increase of $16,000 during fiscal 1997, as compared to fiscal 1996, was income of $29,000 associated with the recognition of mortgage servicing rights retained at the time of a mortgage loan sale. The period ending June 30, 1997 was the first period mortgage servicing rights were recognized on the books of the Corporation. In fiscal 1997, 1996 and 1995, respectively, loan sales totaled $2.9 million, $4.7 million and $5.2 million.

     NONINTEREST EXPENSE. Noninterest expense totaled $2.2 million in 1997 compared to $1.8 million in fiscal 1996 and $1.4 million in fiscal 1995. Included in noninterest expense for 1997 was the non-recurring SAIF assessment of $269,000, as further discussed below. Noninterest expense without the SAIF assessment was $2.0 million for fiscal 1997. Salaries and employee benefits, the Corporation's largest noninterest expense, increased $106,000 from fiscal 1996 to fiscal 1997, representing an increase of 13.8%, and increased $139,000 from fiscal 1995 to fiscal 1996, representing an increase of 22.3%.
Significant factors causing the increase in salaries and employee benefits were the addition of two new employees in fiscal 1997, increased benefits expense associated with health care insurance, and increases in expenses associated with the Corporation's stock-based benefit plans, as a result of the Corporation's stock price. See
Note 12 of Notes to Consolidated Financial Statements contained herein. Occupancy and equipment expense increased each year primarily due to equipment purchases. Other expense consisting primarily of franchise taxes, stock transfer expenses, loan related expenses and other sundry expenses increased $37,000 in fiscal 1997 as compared to an increase of $89,000 during fiscal 1996. A significant factor affecting noninterest expense in fiscal 1995 compared to fiscal 1997 and fiscal 1996, was a $130,000 reduction in noninterest expense due to a positive adjustment to the provision to adjust loans held for sale to the lower of cost or market in fiscal 1995, as compared to a $1,000 negative adjustment in fiscal 1996 and a positive adjustment of $27,000 in fiscal 1997. The large positive adjustment in fiscal 1995 was a result of the decline in fixed-rate mortgage interest rates during the second half of fiscal 1995.

     During the year ended June 30, 1997, Congress enacted the Deposit Insurance Funds Act of 1996 (the "Act"), which brings major changes to the FDIC. One such change may eliminate the Bank Insurance Fund ("BIF") and the SAIF, the two insurance funds administered by the FDIC, by merging the two funds into a single fund. The Act also called for a special assessment on SAIF-assessable deposits to capitalize the SAIF and bring the fund into parity with the BIF. As a result of an assessment of 65.7 basis points on March 31, 1995 deposit balances (as required in the Act), the Company recorded a one-time charge of $269,000, or $0.22 per share, to pre-tax earnings. The Bank, still remains a well-capitalized institution for regulatory purposes.

     INCOME TAX EXPENSE. Income tax expense for fiscal 1997 was $458,000 compared to $518,000 in fiscal 1996 and $432,000 in fiscal 1995. The effective tax rate for federal income taxes was 35.9% in fiscal 1997, 34.0% in fiscal 1996 and 34.1% in fiscal 1995.

ASSET/LIABILITY MANAGEMENT

     The Bank, like other financial institutions, is subject to interest rate risk to the extent that its interest-bearing liabilities with short- and intermediate-term maturities reprice more rapidly, or on a different basis, than its interest-earning assets. Management believes it is critical to manage the relationship between interest rates and the effect on the Bank's net portfolio value ("NPV"). This approach calculates the difference between the present value of expected cash flow from assets and the present value of expected cash flows from liabilities, as well as cash flows from off-balance-sheet contracts. Management of the Bank's assets and liabilities is done within the context of the marketplace, but also considering limits established by the Board of Directors on the amount of change in NPV which is acceptable given certain interest rate changes.

     The OTS requires a net market value methodology to measure the interest rate risk exposure of thrift institutions. Under proposed OTS regulations, an institution's "normal" level of interest rate-risk in the event of an assumed change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Thrift institutions with greater than "normal" interest rate exposure must take a deduction from their total capital available to meet their risk-based capital requirement. The amount of the deduction is one-half of the difference between (a) the institution's actual calculated exposure to a 200 basis point interest rate increase or decrease (whichever results in the greater pro forma decrease in NPV) and (b) its "normal" level of exposure which is defined as 2% of the present value of its assets. The regulation, however, will not become effective until the OTS evaluates the process by which savings institutions may appeal an interest rate risk deduction determination. It is uncertain as to when this evaluation may be completed.

Furthermore, the Bank, due to its asset size and level of risk-based capital, is exempt from this requirement. Notwithstanding the forgoing, utilizing this measuring concept, at June 30, 1997, the Bank's interest rate risk was considered normal under OTS regulations and no additional risk-based capital would have been required.

     Presented below, as of June 30, 1997, is an analysis of the Bank's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 400 basis points compared to Board policy limits and in accordance with OTS regulations, based on the assumptions described below. Such limits have been established with consideration of the dollar impact of various rate changes and the Bank's strong capital position. As illustrated, the Bank's NPV is more sensitive to declining rates than rising rates.




                                          June 30, 1997
            Change in                   ------------------
           Interest Rate   Board Limit  $ Change  % Change
           (Basis Points)   % Change     in NPV    in NPV
           --------------  -----------  --------  --------
                      (Dollars in Thousands)
                +400        (40)%     $(1,941)      (15)%
                +300        (30)       (1,206)       (9)
                +200        (20)         (555)       (4)
                +100        (10)         (151)       (1)
                 -0-        ---           ---       ---
                -100        (10)         (261)       (2)
                -200        (20)         (994)       (7)
                -300        (30)       (1,593)       (12)
                -400        (40)       (1,925)       (15)

As of June 30, 1997, the Bank was in compliance with the Board limits regarding changes in NPV.

     Management continually works to achieve a relatively neutral position regarding interest rate risk. In the current interest rate environment, the Bank's customers are interested in obtaining long term credit products and short term savings products. Management has taken action to counter this trend. In this regard, the Bank sells most fixed rate one- to four-family loans with a term to maturity of greater than 15 years, retains ARM loans and has emphasized the origination of consumer loans with relatively short maturities or periods to repricing. Fifteen year mortgage loans held for the Bank's portfolio have been funded with 7 to 10 year amortizing FHLB mortgage advances at a positive spread. See Note 9 of the Notes to Consolidated Financial Statements.

     On the deposit side, management has worked to reduce the impact of interest rate changes by emphasizing low interest rate deposit products and maintaining competitive pricing on longer term certificates of deposit.

     As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as ARM loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of repayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the above table.

LIQUIDITY AND CAPITAL RESOURCES

     The Bank's principal sources of funds are deposits, principal and interest repayments on loans, interest-bearing deposits, and Federal Home Loan Bank advances. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and early loan prepayments are more influenced by interest rates, general economic conditions and competition.

     Federal regulations have required the Bank to maintain minimum levels of liquid assets. The required percentage has varied from time to time based upon economic conditions and the savings flows and is currently 5% of net withdrawable savings deposits and borrowings payable on demand or in one year or less during the preceding calendar month. Liquid assets for purposes of this ratio include cash, certain time deposits, U.S. Government, government agency and other securities and obligations generally having remaining maturities of less than five years. The Bank has maintained its liquidity ratio at levels in excess of those required. At June 30, 1997, the Bank's liquidity ratio was 6.87%.

     Liquidity management is both a daily and long term responsibility of management. Investments in liquid assets are adjusted based upon management's assessment of expected loan demand, expected deposit flows, yields available on interest-earning deposits and securities, and the objective of its asset/liability management program. Excess liquidity is invested generally in interest-earning overnight deposits of the FHLB of Indianapolis. The Bank also uses its borrowing capability through the FHLB of Indianapolis.

     At June 30, 1997, the Bank had advances from the FHLB of Indianapolis of $19.4 million, used primarily to fund 15 year fixed rate and adjustable rate one- to four-family residential mortgage loans held in the Bank's portfolio. The Bank also uses its liquidity resources to meet ongoing commitments, to fund maturing certificates of deposit and deposit withdrawals, and to meet operating expenses. At June 30, 1997, the Bank had outstanding commitments to extend credit which amounted to $4.5 million (including $3.2 million in available home equity lines of credit). Management believes that loan repayments and other sources of funds, such as FHLB advances, will be adequate to meet the Bank's foreseeable liquidity needs.

     The primary operating activity of the Bank in addition to the collection of interest on interest-earning assets and the payment of interest on deposits and borrowings is the origination of loans for sale. During the years ended June 30, 1997, 1996 and 1995, the Bank originated loans for sale totaling $3.0 million, $4.1 million and $3.9 million, respectively and received proceeds from the sale of such loans of $2.9 million, $4.7 million and $5.2 million, respectively.

     The primary financing activity of the Bank is deposits. For the years ended June 30, 1997, 1996 and 1995 there was a net increase (decrease) in deposit accounts of $1.3 million, $1.0 million, and ($379,000), respectively.

     Federally insured savings institutions are required to maintain a minimum level of regulatory capital. The OTS has established capital standards, including a tangible capital requirement, a leverage ratio (or core capital) requirement and a risk-based capital requirement applicable to such savings associations. These capital requirements must be generally as stringent as the comparable capital requirements for national banks. The OTS is also authorized to impose capital requirements in excess of these standards on individual associations on a case-by-case basis.

     As of June 30, 1997 the Bank had tangible and leverage capital of $9.5 million, or 12.8% of adjusted total assets, which was approximately $8.4 million and $7.3 million above the minimum requirements of 1.5% and 3.0%, respectively, of the adjusted total assets in effect on that date. On June 30, 1997 the Bank had risk-based capital of $9.8 million (including $9.5 in core capital), or 20.9% of risk-weighted assets of $47.1 million. This amount was $6.1 million above the 8.0% requirement in effect on that date.

     The parent Corporation also has a need for, and sources of liquidity. Liquidity is required to fund its operating expenses, fund stock repurchase programs, as well as for the payment of any dividends to shareholders. At June 30, 1997 the parent Corporation had $11,000 in liquid assets on hand. The primary source of liquidity on an ongoing basis is dividends from the Bank. Dividends totaling $936,000 were paid from the Bank to the Corporation for the year ended June 30, 1997. For the year ended June 30, 1997, the Corporation paid dividends to shareholders totaling $306,000 and repurchased 63,954 shares of common stock, as restated for the two-for-one stock split declared July 8, 1997, at a total cost $645,000. The Corporation has regulatory authority to repurchase an additional 27,614 shares of Corporation common stock at June 30, 1997, as restated for the two-for-one stock split declared July 8, 1997.

IMPACT OF INFLATION AND CHANGING PRICES

     The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Corporation's operations. Nearly all the assets and liabilities of the Corporation are financial, unlike most industrial companies. As a result, the Corporation's performance is directly impacted by changes in interest rates, which are indirectly influenced by inflationary expectations. The Corporation's ability to match the interest sensitivity of its financial assets to the interest sensitivity of its financial liabilities in its asset/liability management may tend to minimize the effect of changes in interest rates on the Corporation's performance. Changes in interest rates do not necessarily move to the same extent as do changes in the price of goods and services.

IMPACT OF NEW ACCOUNTING STANDARDS

     The Financial Accounting Standands Board (the "FASB") has issued Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." This statement provides authoritative guidance as to the accounting and financial reporting for transfers and servicing of financial assets and extinguishments of liabilities. Example transactions covered by SFAS No. 125 include asset securitizations, repurchase agreements, wash sales, loan participations, transfers of loans with recourse and servicing of loans. The Statement is based on a consistent application of a financial-components approach that focuses on control. The Statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The Statement also requires measuring instruments that have a substantial prepayment risk at fair value, much like debt instruments classified as available for sale or trading. While SFAS No. 125 supersedes SFAS No. 122, "Accounting for Mortgage Servicing Rights", it only marginally modifies the accounting and disclosure requirements of SFAS No. 122. SFAS No. 125, as amended by SFAS No.127, became effective on a prospective basis for some transactions occurring after December 31, 1996 and will be effective for others in 1998. The impact of partial adoption in 1997 was not material to the 1997 consolidated financial statements and the impact of complete adoption in 1998 is also not expected to be material to the consolidated financial statements.

     In March 1997, the FASB issued SFAS No. 128, "Earnings Per Share", which is effective for financial statements beginning with the quarter ended December 31, 1997. SFAS No. 128 simplifies the calculation of earnings per share ("EPS") by replacing primary EPS with basic EPS. It also requires dual presentation of basic EPS and diluted EPS for entities with complex capital structures. Basic EPS includes no dilution and is computed by dividing income available to common shareholders by the weighted-average common shares outstanding for the period. Diluted EPS will reflect the potential dilution of securities that could share in earnings, such as stock options, warrants or other common stock equivalents. All prior period EPS data will be restated to conform with the new presentation methods. As the Corporation has not had significant dilution from stock options, the new calculation methods will not significantly change prior earnings per share disclosures.

     In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income". This Statement establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general-purpose financial statements. This Statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Income tax effects must also be shown. This Statement is effective for fiscal years beginning after December 15, 1997. The adoption of SFAS No. 130 is not expected to have a material impact on the results of operations or financial condition of the Corporation.

     In June 1997, the FASB issued SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. This statement is effective for financial statements for periods beginning after December 15, 1997. The adoption of SFAS No. 131 is not expected to have a material impact on the results of operations of financial condition of the Corporation.

FORWARD-LOOKING STATEMENTS

     When used in this Annual Report to Shareholders or future filings by the Corporation with the Securities and Exchange Commission (the "Commission"), in the Corporation's press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimated", "project", "believe" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Corporation wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and to advise readers that various factors including regional and national economic conditions, changes in levels of market interest rates, credit risks of lending activities, acceptance of new products, and competitive and regulatory factors could affect the Corporation's financial performance and could cause the Corporation's actual results for future periods to differ materially from those anticipated or projected. Additional risks and factors are detailed from time to time in the Corporation's reports filed with the Commission, including the report on Form 10-KSB for the year ended June 30, 1997.

     The Corporation does not undertake and specifically disclaims any obligation to publicly release the result of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

                              MSB FINANCIAL, INC.


                               Marshall, Michigan

                       CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1997, 1996 and 1995






                                    CONTENTS







            REPORT OF INDEPENDENT AUDITORS ....................    16


            CONSOLIDATED FINANCIAL STATEMENTS

             CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION ...    17

             CONSOLIDATED STATEMENTS OF INCOME ................    18

             CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY ..    19

             CONSOLIDATED STATEMENTS OF CASH FLOWS ............    21

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS .......    23



                         REPORT OF INDEPENDENT AUDITORS


Board of Directors
MSB Financial, Inc.
Marshall, Michigan


We have audited the accompanying consolidated statements of financial condition of MSB Financial, Inc. as of June 30, 1997 and 1996 and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended June 30, 1997. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MSB Financial, Inc. as of June 30, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1997 in conformity with generally accepted accounting principles.





                                            Crowe, Chizek and Company LLP
Grand Rapids, Michigan
July 25, 1997

                              MSB FINANCIAL, INC.
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                             June 30, 1997 and 1996



                                                                        1997                 1996
                                                                     -----------          -----------
ASSETS
Cash and due from financial institutions                             $ 1,502,724          $ 2,122,384
Interest-bearing deposits in other financial institutions              1,577,888               57,676
                                                                     -----------          -----------
    Total cash and cash equivalents                                    3,080,612            2,180,060

Securities available for sale                                                               2,118,157
Securities held to maturity (fair value of
 $11,455 in 1997 and $1,016,926 in 1996)                                  11,455            1,016,381
Loans held for sale net of unrealized losses of
 $0 in 1997 and $27,259 in 1996                                          150,000              957,018
Loans receivable, net of allowance for loan losses of
 $302,903 in 1997 and $348,067 in 1996                                68,739,556           52,327,685
Federal Home Loan Bank stock                                           1,043,700              316,700
Accrued interest receivable                                              420,921              332,240
Premises and equipment, net                                              577,058              530,182
Mortgage servicing rights                                                 27,595
Other assets                                                             646,887              352,072
                                                                     -----------          -----------

                                                                     $74,697,784          $60,130,495
                                                                     ===========          ===========
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
    Deposits
        Noninterest-bearing demand deposits                          $   598,379          $   346,310
        Savings, NOW and MMDA deposits                                21,495,688           19,965,628
        Other time deposits                                           19,612,665           20,140,120
                                                                     -----------          -----------
            Total deposits                                            41,706,732           40,452,058

    Federal Home Loan Bank advances                                   19,373,600            6,000,000
    Advance payments by borrowers for taxes and insurance                465,445              406,201
    Accrued interest payable                                              79,114               44,332
    Accrued expenses and other liabilities                               382,697              633,560
                                                                     -----------          -----------
                                                                      62,007,588           47,536,151

Shareholders' equity
    Preferred stock, $.01 par value; 2,000,000 shares
     authorized; none outstanding
    Common stock, $.01 par value; 4,000,000 shares
     authorized; 1,483,014 shares issued and 1,248,622
     shares outstanding at June 30, 1997; 740,785 shares
     issued and 655,566 shares outstanding at June 30, 1996               14,830                7,408
    Additional paid-in capital                                         7,096,776            7,017,760
    Retained earnings, substantially restricted                        8,372,493            7,870,150
    Net unrealized loss on securities available for sale,
     net of tax benefit of $0 in 1997 and $19,382 in 1996                                     (37,622)
    Unearned Employee Stock Ownership Plan shares                       (383,006)            (451,399)
    Unearned Recognition and Retention Plan shares                      (208,084)            (254,200)
    Treasury stock, at cost (234,392 and 85,219 common
     shares in 1997 and 1996, respectively)                           (2,202,813)          (1,557,753)
                                                                     -----------          -----------
                                                                      12,690,196           12,594,344
                                                                     -----------          -----------

                                                                     $74,697,784          $60,130,495
                                                                     ===========          ===========



          See accompanying notes to consolidated financial statements.

                              MSB FINANCIAL, INC.


                       CONSOLIDATED STATEMENTS OF INCOME
                    Years ended June 30, 1997, 1996 and 1995



                                                           1997        1996        1995
                                                        ----------  ----------  ----------
Interest and dividend income
    Loans receivable, including fees                    $5,368,868  $4,304,604  $3,557,993
    Securities available for sale - taxable                 28,179     141,426     146,850
    Securities held to maturity - taxable                    5,659      51,905       4,574
    Other interest and dividend income                     136,095     173,051     201,292
                                                        ----------  ----------  ----------
                                                         5,538,801   4,670,986   3,910,709
Interest expense
    Deposits                                             1,540,224   1,545,292   1,475,564
    Federal Home Loan Bank advances                        747,489      84,394
    Other interest expense                                   6,112                  12,748
                                                        ----------  ----------  ----------
                                                         2,293,825   1,629,686   1,488,312
                                                        ----------  ----------  ----------

NET INTEREST INCOME                                      3,244,976   3,041,300   2,422,397

Provision for loan losses                                   48,000      24,000      73,000
                                                        ----------  ----------  ----------

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES      3,196,976   3,017,300   2,349,397

Noninterest income
    Loan servicing fees, net                                85,421      94,177      92,829
    Net gains on sales of loans held for sale               46,982      30,715      26,612
    Service charges on deposit accounts                    124,367      97,683      92,766
    Net realized losses on sales of securities
     available for sale                                    (47,950)                 (2,584)
    Other income                                           111,933     107,398      66,555
                                                        ----------  ----------  ----------
                                                           320,753     329,973     276,178
Noninterest expense
    Salaries and employee benefits                         867,468     761,965     622,983
    Occupancy and equipment expense                        196,000     174,191     164,285
    Data processing expense                                160,933     144,417     128,317
    Federal deposit insurance premium                      346,113     114,151     110,396
    Director fees                                          123,824     112,317      76,050
    Correspondent bank charges                              57,769      51,137      49,730
    Michigan Single Business tax                            58,550      56,450      49,000
    Provision (recovery) to adjust loans held for sale
     to lower of cost or market                            (27,259)      1,270    (129,528)
    Advertising expense                                     57,279      56,998      60,106
    Professional fees                                       87,410      83,609      58,907
    Supplies expense                                        65,129      53,232      45,645
    Other expense                                          250,512     213,940     124,611
                                                        ----------  ----------  ----------
                                                         2,243,728   1,823,677   1,360,502
                                                        ----------  ----------  ----------

INCOME BEFORE FEDERAL INCOME TAX EXPENSE                 1,274,001   1,523,596   1,265,073

Federal income tax expense                                 458,000     518,000     431,700
                                                        ----------  ----------  ----------

NET INCOME                                              $  816,001  $1,005,596  $  833,373
                                                        ==========  ==========  ==========
Earnings per common and common equivalent
  share subsequent to conversion                              $.68        $.77        $.36
                                                              ====        ====        ====




          See accompanying notes to consolidated financial statements.

                              MSB FINANCIAL, INC.
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                    Years ended June 30, 1997, 1996 and 1995





                                                                            Net Unrealized
                                                                               Loss on       Unearned     Unearned
                                                                              Securities     Employee    Recognition
                                                    Additional              Available for      Stock         and
                                            Common   Paid-In     Retained    Sale, Net of    Ownership    Retention     Treasury
                                            Stock    Capital     Earnings        Tax        Plan Shares  Plan Shares     Stock
                                            ------  ----------  ----------  --------------  -----------  -----------  ------------

BALANCES AT JUNE 30, 1994                                       $6,305,695   $     (41,270)

Net income for 1995                                                833,373

Proceeds from the sale of
 722,013 shares of common
 stock, net of conversion costs             $7,220  $6,658,689                               $ (577,610)

11,552 shares committed to be released
 under the Employee Stock
 Ownership Plan (ESOP)                                  16,288                                   57,760

Net changes in net unrealized loss on
 securities available for sale, net of tax
 of ($104)                                                                            (204)
                                            ------  ----------  ----------  --------------  -----------

BALANCE AT JUNE 30, 1995                     7,220   6,674,977   7,139,068         (41,474)    (519,850)

Net income for 1996                                              1,005,596

Cash dividends declared on common
 stock, net of dividends on unearned
 ESOP shares - $.21 per share                                     (274,514)

13,690 shares committed to be released
 under the ESOP                                         47,916                                   68,451

Issuance of 18,772 restricted common
 shares under the Recognition and
 Retention Plan (RRP)                          188     293,125                                            $ (293,313)

Amortization of RRP shares                                                                                    39,113

Repurchase of 85,219 shares of common
 stock                                                                                                                $(1,557,753)





                                                 Total
                                             Shareholders'
                                                Equity
                                             -------------

BALANCES AT JUNE 30, 1994                     $   6,264,425

Net income for 1995                                 833,373

Proceeds from the sale of
 722,013 shares of common
 stock, net of conversion costs                   6,088,299

11,552 shares committed to be released
 under the Employee Stock
 Ownership Plan (ESOP)                               74,048

Net changes in net unrealized loss on
 securities available for sale, net of tax
 of ($104)                                             (204)
                                              -------------

BALANCE AT JUNE 30, 1995                         13,259,941

Net income for 1996                               1,005,596

Cash dividends declared on common
 stock, net of dividends on unearned
 ESOP shares - $.21 per share                      (274,514)

13,690 shares committed to be released
 under the ESOP                                     116,367

Issuance of 18,772 restricted common
 shares under the Recognition and
 Retention Plan (RRP)

Amortization of RRP shares                           39,113

Repurchase of 85,219 shares of common
 stock                                           (1,557,753)



                                  (Continued)

                              MSB FINANCIAL, INC.
                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                    Years ended June 30, 1997, 1996 and 1995





                                                                             Net Unrealized
                                                                                Loss on       Unearned     Unearned
                                                                               Securities     Employee    Recognition
                                                     Additional              Available for      Stock         and
                                            Common    Paid-In     Retained    Sale, Net of    Ownership    Retention    Treasury
                                             Stock    Capital     Earnings        Tax        Plan Shares  Plan Shares    Stock
                                            -------  ----------  ----------  --------------  -----------  ----------- ------------
Adjustment to costs related to
 1995 sale of common stock                           $    1,742

Net changes in net unrealized loss on
 securities available for sale, net of tax
 of $1,983                                                                   $     3,852
                                            -------  ----------  ----------  -----------  -----------  -----------    -----------

BALANCE AT JUNE 30, 1996                    $ 7,408   7,017,760  $7,870,150      (37,622) $  (451,399) $  (254,200)   $(1,557,753)

Net income for 1997                                                 816,001

Cash dividends declared on common
 stock, net of dividends on unearned
 ESOP shares - $.26 per share                                      (306,243)

13,678 shares committed to be released
 under the ESOP                                          65,575                                68,393

Issuance of 722 restricted common
 shares under the Recognition and
 Retention Plan (RRP)                             7      13,441                                            (13,448)

Amortization of RRP shares                                                                                  59,564

Repurchase of 31,977 shares of common
 stock                                                                                                                   (645,060)

Issuance of 741,507 common shares
 from declaration of 2 for 1 stock split      7,415                  (7,415)

Net changes in net unrealized loss on
 securities available for sale, net of tax
 of $19,382                                                                       37,622
                                            -------  ----------  ----------  -----------  -----------  -----------    -----------
BALANCE AT JUNE 30, 1997                    $14,830  $7,096,776  $8,372,493  $         0  $  (383,006)  $ (208,084)   $(2,202,813)
                                            =======  ==========  ==========  ===========  ===========  ===========    ===========



                                                    Total
                                                Shareholders'
                                                   Equity
                                               -------------
Adjustment to costs related to
 1995 sale of common stock                      $     1,742

Net changes in net unrealized loss on
 securities available for sale, net of tax
 of $1,983                                            3,852
                                                -----------

BALANCE AT JUNE 30, 1996                         12,594,344

Net income for 1997                                 816,001

Cash dividends declared on common
 stock, net of dividends on unearned
 ESOP shares - $.26 per share                      (306,243)

13,678 shares committed to be released
 under the ESOP                                     133,968

Issuance of 722 restricted common
 shares under the Recognition and
 Retention Plan (RRP)

Amortization of RRP shares                           59,564

Repurchase of 31,977 shares of common
 stock                                             (645,060)

Issuance of 741,507 common shares
 from declaration of 2 for 1 stock split

Net changes in net unrealized loss on
 securities available for sale, net of tax
 of $19,382                                          37,622
                                                -----------
BALANCE AT JUNE 30, 1997                        $12,690,196
                                                ===========



          See accompanying notes to consolidated financial statements.

                              MSB FINANCIAL, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                    Years ended June 30, 1997, 1996 and 1995



                                                               1997          1996          1995
                                                          ------------  -------------  ------------
   CASH FLOWS FROM OPERATING ACTIVITIES
    Net income                                            $    816,001  $  1,005,596   $  833,373
    Adjustments to reconcile net income
     to net cash provided by operating activities
        Provision for loan losses                               48,000        24,000       73,000
        Provision (recovery) to adjust loans held
         for sale to lower of cost or market                   (27,259)        1,270     (129,528)
        Depreciation                                           100,913        92,607       75,656
        Amortization of mortgage servicing rights                1,168
        Net amortization of premium (discount)                     396         4,429      (10,770)
        Employee Stock Ownership Plan expense                  133,968       116,367       74,048
        Recognition and Retention Plan expense                  59,564        39,113
        Originations of loans held for sale                 (2,992,755)   (4,078,270)  (3,903,022)
        Proceeds from sales of loans held for sale           2,894,510     4,720,966    5,185,689
        Net gains on sales of loans held for sale              (46,982)      (30,715)     (26,612)
        Net realized losses on sales of securities
         available for sale                                     47,950                      2,584
        Stock dividend on securities available for sale                      (13,695)
        Change in assets and liabilities:
            Accrued interest receivable                        (88,681)      (98,911)     (56,107)
            Other assets                                      (314,197)     (246,600)     (30,458)
            Accrued interest payable                            34,782         8,772       11,925
            Accrued expenses and other liabilities            (250,863)      327,890      196,632
                                                          ------------  ------------  -----------
                Net cash from operating activities             416,515     1,872,819    2,296,410

CASH FLOWS FROM INVESTING ACTIVITIES
    Purchases of securities available for sale                                         (1,022,389)
    Proceeds from sales of securities available for sale     2,127,211                    497,416
    Proceeds from maturities of securities available
     for sale                                                                500,000
    Purchases of securities held to maturity                              (1,005,312)
    Proceeds from maturities of securities
     held to maturity                                        1,000,000                  1,000,000
    Principal paydowns on mortgage-backed
     securities held to maturity                                 4,530         6,293        8,068
    Purchase of Federal Home Loan Bank stock                  (727,000)       (6,400)        (400)
    Net increase in loans                                  (15,509,130)  (10,010,421)  (4,687,956)
    Net purchases of premises and equipment                   (147,789)     (221,128)     (50,790)
                                                          ------------  ------------  -----------
        Net cash from investing activities                 (13,252,178)  (10,736,968)  (4,256,051)




                                  (Continued)

                              MSB FINANCIAL, INC.


                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                    Years ended June 30, 1997, 1996 and 1995



                                                      1997         1996         1995
                                                   -----------  -----------  ----------
CASH FLOWS FROM FINANCING ACTIVITIES
    Net change in deposits                          $1,254,674   $1,005,668  $ (378,850)
    Proceeds from Federal Home Loan Bank
     advances                                       17,500,000    6,000,000
    Repayments on Federal Home Loan Bank
     advances                                       (4,126,400)
    Net change in advance payments
     by borrowers for taxes and insurance               59,244       45,194    (102,587)
    Proceeds from sale of common stock,
     net of conversion costs                                          1,742   6,088,299
    Dividends paid                                    (306,243)    (274,514)
    Repurchase of common stock                        (645,060)  (1,557,753)
                                                   -----------  -----------  ----------
        Net cash from financing activities          13,736,215    5,220,337   5,606,862
                                                   -----------  -----------  ----------

Net change in cash and cash equivalents                900,552   (3,643,812)  3,647,221

Cash and cash equivalents at beginning of period     2,180,060    5,823,872   2,176,651
                                                   -----------  -----------  ----------

CASH AND CASH EQUIVALENTS AT END OF PERIOD         $ 3,080,612  $ 2,180,060  $5,823,872
                                                   ===========  ===========  ==========

Supplemental disclosures of cash flow information
    Cash paid during the period for
            Interest                               $ 2,259,043  $ 1,620,914  $1,476,387
            Income taxes                               497,299      598,000     345,000

Supplemental disclosure of noncash investing
 activities
    Transfers from loans held for sale to loans
     held to maturity                                  950,741      447,092     216,182





          See accompanying notes to consolidated financial statements.

                              MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1997, 1996 and 1995





NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation: The consolidated financial statements include the accounts of MSB Financial, Inc. ("MSB Financial") and its wholly-owned subsidiary, Marshall Savings Bank, F.S.B. (the "Bank") (together referred to as "the Corporation"). MSB Financial was organized in September 1994 for the purpose of owning all of the outstanding stock of the Bank. All significant intercompany transactions and balances have been eliminated in consolidation. Financial information presented herein, prior to the organization of MSB Financial reflects the financial position, results of operations and cash flows of the Bank. The primary source of income for the Corporation is the origination of residential real estate and consumer loans in the Calhoun County, Michigan area through its two offices located in Marshall, Michigan. The surrounding communities serve as the source of substantially all of the Corporation's loan and deposit activities.

Use of Estimates in the Preparation of Financial Statements: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period, as well as the disclosures provided. Areas involving the use of estimates and assumptions in the accompanying financial statements include the allowance for loan losses, fair values of securities and other financial instruments, the value of mortgage servicing rights, determination and carrying value of impaired loans, the carrying value of loans held for sale, the accrued liability for deferred compensation, the value of stock options, the realization of deferred tax assets, and the determination of depreciation of premises and equipment recognized in the Corporation's financial statements. Actual results could differ from those estimates. Estimates associated with the allowance for loan losses and the fair values of securities and other financial instruments are particularly susceptible to material change in the near term.

Cash Equivalents: For purposes of the consolidated statements of cash flows, the Corporation considers all highly liquid debt instruments with original maturities when purchased of three months or less to be cash equivalents. The Corporation reports net cash flows for customer loan and deposit transactions.

Securities Available for Sale: Securities available for sale include those the Corporation may decide to sell due to changes in interest rates, prepayment risks, yield and availability of alternative investments, liquidity needs, or other factors. Securities classified as available for sale are reported at their fair value and the related unrealized holding gain or loss is reported, net of related income tax effects, as a separate component of shareholders' equity until realized.



                                  (Continued)

                              MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1997, 1996 and 1995





NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Premiums and discounts on securities available for sale are recognized in interest income using the interest method over the estimated life of the security. Gains and losses on the sale of securities available for sale are determined using the specific identification method based on amortized cost.

Securities Held to Maturity: Securities for which management has the positive intent and the Corporation has the ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the estimated life of the security.

Mortgage Banking Activities: Mortgage loans originated and intended for sale in the secondary market are reported on the statements of financial condition as loans held for sale and are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized in a valuation allowance by charges to income.

Loan servicing fees are recognized when received and the related costs are recognized when incurred. The Bank sells mortgages into the secondary market at market prices, which includes consideration for normal servicing fees.

Effective July 1, 1996, the Bank adopted Statement of Financial Accounting Standards ("SFAS") No. 122, "Accounting for Mortgage Servicing Rights." This Statement changed the accounting for mortgage servicing rights retained by a loan originator. Under this standard, if the originator sells or securitizes mortgage loans and retains the related servicing rights, the total cost of the mortgage loan is allocated between the loan (without the servicing rights) and the servicing rights, based on their relative fair values. Under prior practice, all such costs were assigned to the loan. The costs allocated to mortgage servicing rights are now recorded as a separate asset and are amortized in proportion to, and over the life of, the net servicing income. The carrying value of the mortgage servicing rights are periodically evaluated for impairment. The effect of adopting the statement was not material.

Loans Receivable: Loans receivable are stated at unpaid principal balances, less the allowance for loan losses, and net of deferred loan origination fees, costs and discounts.

Interest income on loans is accrued over the term of the loan based on the amount of unpaid principal, except where doubt exists as to the collectibility of a loan, in which case the accrual of interest is discontinued. Effective July 1, 1995, under SFAS No. 114, as amended by SFAS No. 118, the carrying values of impaired loans are periodically adjusted to reflect cash payments, revised estimates of future cash flows, and increases in the present value of expected cash flows due to the passage of time. Cash payments representing interest income are reported as such. Other cash payments are reported as reductions in carrying value, while increases or decreases due to changes in estimates of future payments and due to the passage of time are reported as adjustments to the provision for loan losses.


                                  (Continued)

                              MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1997, 1996 and 1995





NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loan Origination Fees and Costs: Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized using the level yield method, as an adjustment to interest income over the life of the loan.

Allowance for Loan Losses: Because some loans may not be repaid in full, an allowance for loan losses is recorded. Increases to the allowance are recorded by a provision for loan losses charged to expense. Estimating the risk of and amount of a loss on any loan is necessarily subjective. Accordingly, the allowance is maintained by management at a level considered adequate to cover losses that are currently anticipated based on past loss experience, general economic conditions, information about specific borrower situations including their financial position and collateral values, and other factors and estimates which are subject to change over time. While management may periodically allocate portions of the allowance for specific problem loan situations, the whole allowance is available for any loan charge-offs that occur. A loan is charged-off against the allowance by management when deemed uncollectible, although collection efforts continue and future recoveries may occur.

SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, was adopted by the Company on July 1, 1995. Loans are considered impaired if full principal or interest payments are not anticipated. Impaired loans are carried at the present value of expected cash flows discounted at the loan's effective interest rate or at the fair value of the collateral if the loan is collateral dependent. A portion of the allowance for loan losses is allocated to impaired loans if the loan value is deemed to be less than the unpaid balance. The effect of adopting these standards, included in the 1996 provision for loan losses, was not material to the consolidated financial statements.

Smaller-balance homogeneous loans are evaluated for impairment in total. Such loans include residential first mortgage loans secured by one-to-four family residences, residential construction loans, and automobile, home equity and second mortgage loans. Commercial loans and mortgage loans secured by other properties are evaluated individually for impairment. When analysis of borrower operating results and financial condition indicates that underlying cash flows of the borrower's business are not adequate to meet its debt service requirements, the loan is evaluated for impairment. Often this is associated with a delay or shortfall in payments of 30 days or more. Nonaccrual loans are often also considered impaired. Impaired loans, or portions thereof, are charged off when deemed uncollectible. The nature of disclosures for impaired loans is considered generally comparable to prior nonaccrual and renegotiated loans and non-performing and past-due asset disclosures.


                                  (Continued)

                              MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1997, 1996 and 1995





NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Prior to the adoption of SFAS No. 114, loans were generally placed on a nonaccrual basis when, in the opinion of management, collection of principal or interest was doubtful. At the time a loan was placed on nonaccrual status, interest previously accrued, but not collected, was charged against income. Income on such loans was then recognized only to the extent that cash was received until, in management's judgment, the borrower's ability to make periodic interest and principal payments was restored, in which case the loan was returned to accrual status.

Foreclosed Real Estate: Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of cost or fair value minus estimated costs to sell. There were no foreclosed real estate properties held at June 30, 1996. Foreclosed real estate at June 30, 1997 amounted to $29,334.

Premises and Equipment: The Corporation's premises and equipment are stated at cost less accumulated depreciation. Buildings and related components are depreciated using the straight-line method with useful lives ranging from 5 to 33 years. Furniture, fixtures and equipment are depreciated using the straight-line method with useful lives ranging from 3 to 5 years. Maintenance and repairs are charged to expense and improvements are capitalized. The cost and accumulated depreciation applicable to assets retired or otherwise disposed of are eliminated from the accounts and the gain or loss on disposition is credited or charged, respectively, to operations. These assets are reviewed for impairment under SFAS No. 121 when events indicate the carrying amount may not be recoverable.

Income Taxes: The Corporation records income tax expense based on the amount of taxes due on its tax return plus deferred taxes computed based on the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities, using enacted tax rates, adjusted for allowances made for uncertainty regarding the realization of net tax assets.

Employee Benefits: The Bank has a noncontributory defined benefit pension plan and a defined contribution profit sharing plan, each covering substantially all employees. The pension plan is funded through a multi-employer defined benefit plan, on the individual level premium method. The defined contribution plan is a multi-employer contributory profit sharing plan. The amount of the Bank's contribution is at the discretion of its Board of Directors and is limited to the amount deductible for federal income tax purposes.



                                  (Continued)

                              MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1997, 1996 and 1995





NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Employee Stock Ownership Plan: The Corporation accounts for its employee stock ownership plan ("ESOP") in accordance with AICPA Statement of Position 93-6. The cost of shares issued to the ESOP, but not yet allocated to participants, are presented in the consolidated statement of financial condition as a reduction of shareholders' equity. Compensation expense is recorded based on the market price of the shares as they are committed to be released for allocation to participant accounts. The difference between the market price and the cost of shares committed to be released is recorded as an adjustment to additional paid-in capital. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unearned ESOP shares are reflected as a reduction of debt and accrued interest.

Shares are considered outstanding for earnings per share calculations as they are committed to be released; unearned ESOP shares are not considered outstanding.

Federal Home Loan Bank System: The Bank is a member of the Federal Home Loan Bank System and is required to invest in capital stock of the Federal Home Loan Bank ("FHLB"). The amount of the required investment is based upon the balance of the Bank's outstanding home mortgage loans or advances from the FHLB and is carried at cost plus the value assigned to stock dividends.

Preferred Stock: The Board of Directors of the Corporation is authorized to issue preferred stock from time to time in one or more series subject to applicable provisions of law, and is authorized to fix the designations, powers, preferences and relative participating, optional and other special rights of such shares, including voting rights (which could be multiple or as a separate class) and conversion rights, and the qualifications, limitations and restrictions thereof. In the event of a proposed merger, tender offer or other attempt to gain control of the Corporation that the Board of Directors does not approve, it might be possible for the Board of Directors to authorize the issuance of a series of preferred stock with rights and preferences that would impede the completion of such a transaction. The Board of Directors has no present plans or understandings for the issuance of any preferred stock.

Concentrations of Credit Risk: The Corporation serves customers primarily in the Calhoun County, Michigan region. No significant number of its customers are employed at any one specific entity or in one specific industry. The Corporation grants real estate, commercial and installment loans.
Substantially all loans are secured by specific items of collateral, primarily residential real estate. Other financial instruments which potentially subject the Corporation to concentrations of credit risk include deposit accounts in other financial institutions.

Financial Instruments with Off-Balance-Sheet Risk: The Corporation, in the normal course of business, makes commitments to make loans which are not reflected in the financial statements. A summary of these commitments is disclosed in Note 15.


                                  (Continued)

                              MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1997, 1996 and 1995





NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings Per Common Share: Earnings per common share for the period presented in 1997 and 1996 was computed by dividing net income by the weighted average number of common shares outstanding and common share equivalents which would arise from considering dilutive stock options, less ESOP shares not committed to be released. The weighted average number of shares outstanding for the 1997 and 1996 period was 1,201,162 and 1,308,896. Earnings per common share for the period presented in 1995 was computed by dividing net income earned subsequent to the Bank's conversion from mutual to stock form (the "conversion") by the weighted average number of shares outstanding subsequent to the conversion on February 6, 1995, less ESOP shares not committed to be released (Note 2). Net income subsequent to the conversion was $475,974 for the period ended June 30, 1995. The weighted average number of shares outstanding for the 1995 period subsequent to the conversion was 1,334,280. Common share amounts related to the ESOP plan, stock compensation plans and earnings per share disclosures have been restated for the two-for-one stock split effected in the form of a 100% stock dividend which was declared on July 8, 1997 and payable August 7, 1997.

Reclassifications: Certain amounts in the 1996 and 1995 financial statements have been reclassified to conform with the 1997 presentation.

Stock Compensation: Expense for employee compensation under stock option plans is based on Accounting Principles Board ("APB") Opinion 25, with expense reported only if options are granted below market price at grant date. If applicable, disclosures of net income and earnings per share are provided as if the fair value method of SFAS No. 123 were used for stock-based compensation.

Impact of New Accounting Standards: In March 1997, the accounting requirements for calculating earnings per share were revised by SFAS No. 128 "Earnings Per Share". Basic earnings per share for the quarter ended December 31, 1997 and later will be calculated solely on average common shares outstanding. Diluted earnings per share will reflect the potential dilution of stock options and other common stock equivalents. All prior calculations will be restated to be comparable to the new methods. As the Company has not had significant dilution from stock options, the new calculation methods will not significantly change prior earnings per share disclosures.

SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," was issued in 1996. It revises the accounting for transfers of financial assets, such as loans and securities, and for distinguishing between sales and secured borrowings. It became effective for some transactions occurring after December 31, 1996, and will be effective for others in 1998. The impact of partial adoption in 1997 was not material to the 1997 consolidated financial statements and the impact of the complete adoption in 1998 is also not expected to be material to the consolidated financial statements.


                                  (Continued)

                              MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1997, 1996 and 1995





NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income". This Statement establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general-purpose financial statements. This Statement requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Income tax effects must also be shown. This Statement is effective for fiscal years beginning after December 15, 1997. The adoption of SFAS No. 130 is not expected to have a material impact on the results of operations or financial condition of the Corporation.

In June 1997, the FASB issued SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. This statement is effective for financial statements for periods beginning after December 15, 1997. The adoption of SFAS No. 131 is not expected to have a material impact on the results of operations or financial condition of the Corporation.




                                  (Continued)

                              MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1997, 1996 and 1995





NOTE 2 - CONVERSION TO STOCK FORM OF OWNERSHIP

On June 21, 1994, the Board of Directors of the Bank, subject to regulatory approval and approval by members of the Bank, unanimously adopted a Plan of Conversion to convert from a federally chartered mutual savings bank to a federally chartered stock savings bank with the concurrent formation of the Corporation as the Bank's holding company. The conversion was consummated on February 6, 1995 by amending the Bank's federal charter and the sale of the Corporation's common stock in an amount equal to the pro forma market value of the Corporation after giving effect to the conversion. A subscription offering of the shares of the Corporation's common stock was offered initially to the Bank's depositors and tax-qualified employee benefit plans of the Bank and the Corporation, then to other members and Directors, officers and employees of the Bank, then to the general public, with a preference to people residing in Calhoun County, Michigan. Proceeds of $6,088,299 were received from the sale of 722,013 common shares, after deduction of conversion costs of $554,221 and the issuance of 115,522 shares, as restated for the two-for-one stock split declared on July 8, 1997, for the ESOP in exchange for a note receivable from the ESOP. Upon the closing of the stock offering, the Corporation used 50% of the net proceeds of the conversion to purchase 100%, or 722,013, of the common shares of the Bank. The Bank is now a wholly-owned subsidiary of the Corporation. The conversion was an internal reorganization with historical balances carried forward without adjustment.


NOTE 3 - INTEREST-BEARING DEPOSITS IN OTHER FINANCIAL INSTITUTIONS

Interest-bearing deposits in other financial institutions at June 30 consist of the following:


                                              1997             1996
                                         ------------       ----------

   FHLB overnight time deposits           $ 1,080,478       $   12,500
   FHLB cash management account               497,410           45,176
                                          -----------       ----------

                                          $ 1,577,888       $   57,676
                                          ===========       ==========




                                  (Continued)

                              MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1997, 1996 and 1995




NOTE 4 - SECURITIES

The amortized cost and fair value of securities at June 30, 1997 and 1996 are as follows:


AVAILABLE FOR SALE
                                                     Gross                Gross
                                  Amortized        Unrealized           Unrealized              Fair
                                    Cost             Gains                Losses               Value
                                  ---------       -----------           ----------           ---------
1996
   Adjustable rate mortgage
    mutual fund                  $2,133,966                               (64,517)           $2,069,449
   USL Insurance stock               41,195         $7,513                                       48,708
                                 ----------         ------             ----------            ----------

                                 $2,175,161         $7,513               (64,517)            $2,118,157
                                 ==========         ======             ==========            ==========
HELD TO MATURITY

1997
   Mortgage-backed securities    $   11,455                                                  $   11,455
                                 ==========                                                  ==========

1996
   U.S. Treasury securities      $1,000,395         $  545                                   $1,000,940
   Mortgage-backed securities        15,986                                                      15,986
                                 ----------         ------                                   ----------

                                 $1,016,381         $  545                                   $1,016,926
                                 ==========         ======                                   ==========


Proceeds from sales of securities available for sale during the year ended June 30, 1997 were $2,127,211. Gross losses of $47,950 were realized on these sales. There were no sales of securities available for sale during the year ended June 30, 1996. Proceeds from sales of securities available for sale during the year ended June 30, 1995 were $497,416. Gross losses of $2,584 were realized on these sales. No securities classified as held to maturity under SFAS No. 115 were sold or transferred to available for sale during 1997, 1996 or 1995.

The amortized cost and fair value of debt securities at June 30, 1997, by contractual maturity, are not shown as the only debt securities held at June 30, 1997 were mortgage-backed securities for which principal reductions are expected on a monthly basis.


                                  (Continued)

                              MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1997, 1996 and 1995





NOTE 5 - LOANS RECEIVABLE, NET

Loans at June 30 are classified as follows:

                                                        1997                 1996
                                                  --------------        -------------
   Real estate loans
       One-to-four family                         $  48,407,584         $  36,515,877
       Commercial                                    10,177,904             8,214,498
       Construction or development                    5,093,590             3,558,953
                                                  -------------         -------------
                                                     63,679,078            48,289,328
   Other loans
       Consumer loans
           Home equity lines of credit                3,636,283             3,416,115
           Second mortgage loans                        546,733             1,013,204
           Automobile                                 1,670,424             1,670,072
           Other                                      1,260,625             1,139,007
                                                  -------------         -------------
                                                      7,114,065             7,238,398
       Commercial business loans                        920,219               831,184
                                                  -------------         -------------
           Total other loans                          8,034,284             8,069,582
                                                  -------------         -------------

               Total loans                           71,713,362            56,358,910
   Less:
       Loans held for sale                            (150,000)              (957,018)
       Loans in process                             (2,202,117)            (2,482,189)
       Deferred loan fees and discounts               (318,786)              (243,951)
       Allowance for loan losses                      (302,903)              (348,067)
                                                  -------------         -------------

           Net loans                              $  68,739,556         $  52,327,685
                                                  =============         =============


Activity in the allowance for loan losses is summarized as follows for the years ended June 30:


                                                          1997          1996          1995
                                                        --------      --------      --------
   Balance at beginning of year                         $348,067      $329,170      $255,064
       Provision charged to operating expense             48,000        24,000        73,000
       Recoveries credited to allowance                    2,780         4,338         1,487
       Loans charged off                                 (95,944)       (9,441)         (381)
                                                        --------      ---------     --------
   Balance at end of year                               $302,903      $348,067      $329,170
                                                        ========      ========      ========





                                  (Continued)
                                      32

                              MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1997, 1996 and 1995




NOTE 5 - LOANS RECEIVABLE, NET (Continued)

Information regarding impaired loans is as follows for the year ended June 30, 1997 and 1996:

                                                                                          1997          1996
                                                                                          ----          ----
   Average investment in impaired loans                                                 $603,108      $380,452
   Interest income recognized on impaired loans
    including interest income recognized on cash basis                                    50,374        31,964
   Interest income recognized on impaired loans on cash basis                                  0             0

Information regarding impaired loans at June 30, 1997 and 1996 is as follows:

                                                                                          1997          1996
                                                                                          ----          ----
   Balance of impaired loans                                                           $ 596,276      $ 375,352
   Less portion for which no allowance for loan
    losses is allocated                                                                 (596,276)      (375,352)
                                                                                       ---------      ---------

   Portion of impaired loan balance for which an
    allowance for loan losses is allocated                                             $       0      $       0
                                                                                       =========      =========

   Portion of allowance for loan losses allocated
    to the impaired loan balance                                                       $       0      $       0
                                                                                       =========      =========



                                  (Continued)

                              MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1997, 1996 and 1995




NOTE 6 - SECONDARY MORTGAGE MARKET ACTIVITIES

The following summarizes the Bank's secondary mortgage market activities for the years ended June 30:

                                                                   1997             1996              1995
                                                                -----------      -----------       -----------
   Activity during the year:
       Loans originated for resale, net of
        principal paydowns                                      $ 2,992,755      $ 4,078,270       $ 3,903,022
       Loans transferred to held to maturity                        950,741          447,092           216,182
       Proceeds from sales of loans originated
        for resale                                                2,894,510        4,720,966         5,185,689
       Gain on sales of loans originated
        for resale                                                   46,982           30,715            26,612
       Portion of gain resulting from costs
        allocated to mortgage servicing rights                       28,763
       Loan servicing fees, net                                      85,421           94,177            92,829

   Balance at June 30:
       Loans held for sale                                      $   150,000      $   984,277       $ 2,043,350
           Less:
       Allowance to adjust loans held for
        sale to lower of aggregate cost or
        market                                                                       (27,259)          (25,989)
                                                                -----------      -----------       -----------

           Loans held for sale, net                             $   150,000      $   957,018       $ 2,017,361
                                                                ===========      ===========       ===========


Mortgage loans serviced for others are not included in the accompanying consolidated statements of financial condition. The unpaid principal balances of these loans at June 30 are summarized as follows:


                                                                   1997             1996              1995
                                                                -----------      -----------       -----------
 Mortgage loan portfolios serviced for:
     FHLMC                                                      $32,756,668      $34,612,290       $35,784,672
     Other investors                                                                     168             7,006
                                                                -----------      -----------       -----------

                                                                $32,756,668      $34,612,458       $35,791,678
                                                                ===========      ===========       ===========


Custodial escrow balances maintained in connection with the foregoing serviced loans were $207,846, $203,274 and $191,635 at June 30, 1997, 1996 and 1995,
respectively.



                                  (Continued)

                              MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1997, 1996 and 1995




NOTE 7 - PREMISES AND EQUIPMENT, NET

A summary of premises and equipment at June 30 is as follows:


                                                 1997       1996
                                               ---------  ---------

      Land                                     $ 327,100  $ 212,100
      Buildings                                  475,758    475,758
      Furniture, fixtures and equipment          481,167    479,265
                                               ---------  ---------
                                               1,284,025  1,167,123
      Less:  Accumulated depreciation           (706,967)  (636,941)
                                               ---------  ---------

                                               $ 577,058  $ 530,182
                                               =========  =========



NOTE 8 - DEPOSITS

The aggregate amount of short term jumbo certificates of deposit in denominations of $100,000 or more was $721,846 and $1,027,108 at June 30, 1997 and 1996, respectively.

At June 30, 1997, the scheduled maturities of certificates of deposit are as follows for the years ended June 30:


              1998                               $13,840,307
              1999                                 2,756,306
              2000                                 1,516,489
              2001                                 1,007,566
              2002                                   483,417
              Thereafter                               8,580
                                                 -----------

                                                 $19,612,665
                                                 ===========




                                  (Continued)

                              MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1997, 1996 and 1995




NOTE 9 - FEDERAL HOME LOAN BANK ADVANCES

At June 30, 1997 and 1996, the Corporation had advances from the Federal Home Loan Bank of Indianapolis as follows:


        Maturity Date                  Interest Rate                  1997               1996
      ------------------              ---------------              -----------        ----------

      July 18, 1996                   5.5000% (fixed)                                 $2,000,000
      August 29, 1996                 5.4922% (fixed)                                  2,000,000
      July 24, 1997                   5.8359% (fixed)              $ 3,000,000
      July 28, 1997                   5.8500% (fixed)                1,500,000
      August 4, 1997                  5.9100% (fixed)                  500,000
      September 10, 1997              5.8300% (fixed)                1,000,000
      November 15, 2001               6.2100% (fixed)                2,000,000
      March 15, 2002                  6.2800% (fixed)                1,500,000
      March 15, 2004                  6.3900% (fixed)                1,000,000
      March 15, 2004                  6.3200% (fixed)                3,000,000
      July 15, 2004                   6.5900% (fixed)                2,000,000
      February 15, 2006               5.8400% (fixed)                1,873,600         2,000,000
      August 15, 2006                 6.7300% (fixed)                2,000,000
                                                                   -----------        ----------

                                                                   $19,373,600        $6,000,000
                                                                   ===========        ==========


Each advance is entirely payable at its respective maturity date. These advances were collateralized by approximately $30,998,000 and $9,600,000 of the Bank's first mortgage loans under a blanket lien arrangement at June 30, 1997 and 1996, respectively.


NOTE 10 - RELATED PARTY TRANSACTIONS

An analysis of aggregate loans outstanding to directors, executive officers and their affiliates follows:


                                         1997        1996         1995
                                       --------    ---------    --------

     Aggregate balance, July 1         $501,397    $ 375,318    $367,126
        New loans and renewals          135,700      302,891      54,121
        Repayments and renewals         (96,660)    (176,812)    (45,929)
                                       --------    ---------    --------

     Aggregate balance, June 30        $540,437    $ 501,397    $375,318
                                       ========    =========    ========




                                  (Continued)

                              MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1997, 1996 and 1995





NOTE 11 - DEFERRED DIRECTOR FEES

During the year ended June 30, 1996, deferred director fee plans were implemented for certain directors of the Corporation and the Bank. Under the plans, the Corporation/Bank is obligated to pay each such individual or beneficiaries the amount of fees deferred plus interest credited thereon over a period of 15 years, beginning with the individual's termination of service. A liability is being accrued for the obligation under these plans. The expense incurred for the plans for the year ended June 30, 1997 and 1996 was $73,812 and $36,375 resulting in a deferred compensation liability of $110,187 and $36,375 for the same periods. To fund the benefits that will be payable under these plans, life insurance on the participants was purchased. The cash surrender value of such insurance at June 30, 1997 and 1996 was $563,502 and $279,252 and is included in Other Assets in the Consolidated Statements of Financial Condition.


NOTE 12 - STOCK-BASED COMPENSATION PLANS

As part of the conversion transaction, the Corporation established an ESOP for the benefit of substantially all employees. Contributions to the ESOP are made by the Corporation and are determined by the Corporation's Board of Directors at their discretion. The contributions may be made in the form of cash or the Corporation's common stock. The annual contributions may not be greater than the amount deductible for federal income tax purposes and cannot cause the Corporation to violate regulatory capital requirements.

To fund the plan, the ESOP borrowed $577,610 from the Corporation for the purpose of purchasing 115,522 shares of stock at $5 per share, as restated for the two-for-one stock split declared on July 8, 1997. Principal and interest payments on the loan are due in annual installments over a 10-year period beginning June 30, 1995. Principal is reduced in equal amounts over the term of the loan. Interest is payable during the term of the loan at a fixed rate of 8.07% on the unpaid principal balance. The loan is collateralized by the unallocated shares of the Corporation's common stock purchased with the loan proceeds and will be repaid by the ESOP with funds from the Corporation's contributions to the ESOP and earnings on ESOP assets.

Shares are allocated among participants each June 30 on the basis of principal and interest payments made by the ESOP on the loan from the Corporation, according to each participant's relative compensation. Dividends on unearned shares are used to reduce the accrued interest and principal amount of the ESOP's loan payable to the Corporation.

ESOP participants are entitled to receive distributions from their ESOP accounts only upon termination of service. A participant entitled to a distribution may require the Company to repurchase the stock in the event that the stock is not readily tradable on an established market (referred to as the "put option"). In general, participants are entitled to exercise the put option for a period of not more than 60 days following the date of distribution of the stock. As the Corporation's common stock is traded on the NASDAQ SmallCap market under the symbol "MSBF," the provisions of the put option currently have no effect.


                                  (Continued)

                              MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1997, 1996 and 1995





NOTE 12 - STOCK-BASED COMPENSATION PLANS (Continued)

During the years ended June 30, 1997, 1996, and 1995, contributions of $71,941, $77,754, and $76,406, respectively, were made to the ESOP. For the same respective periods, 13,678, 13,690, and 11,552 shares with an average fair value of $9.79, $8.50 and $6.41 per share, as restated for the two-for-one stock split declared July 8, 1997, were committed to be released, resulting in ESOP compensation expense of $133,968, $116,367 and $74,048, respectively.

Shares held by the ESOP at June 30 are as follows as restated for the two-for-one stock split declared July 8, 1997:

                                                       1997      1996
                                                     --------  --------

         Allocated to participants                     38,920    25,242
         Unearned                                      76,602    90,280
                                                     --------  --------

             Total ESOP shares                        115,522   115,522
                                                     ========  ========

             Fair value of unearned shares           $890,498  $744,810
                                                     ========  ========

             Fair value of allocated shares subject
              to the repurchase obligation                 $0        $0
                                                     ========  ========


A stock option and incentive plan ("SOP") and Recognition and Retention Plan ("RRP"), as approved by the Corporation's shareholders, were authorized by the Board of Directors on October 24, 1995. These plans are for the benefit of directors and certain officers of the Corporation. The RRP is a restricted stock award plan. The SOP and RRP are administered by a Committee of Directors of the Corporation. This Committee selects recipients and terms of awards pursuant to the plans. The total shares made available under the SOP and RRP plans were 144,402 and 57,760, respectively, as restated for the two-for-one stock split declared July 8, 1997.

The Committee has awarded under the SOP options to purchase 88,084 shares of common stock at an exercise price of $7.8125 per share (October 1995), 2,166 shares at $9.3125 per share (November 1996), and 11,000 shares at $11.0625 per share (June 1997), which were the market prices of the Corporation's common stock on the date of the award, as restated for the two-for-one stock split declared July 8, 1997. At June 30, 1997, 101,250 options were outstanding and there were 43,152 shares reserved for future grants, as restated for the two-for-one stock split declared July 8, 1997. SOP options vest in five equal annual installments, with the first installment vested on October 24, 1996, and expire ten years from date of grant. No options have been exercised or canceled.



                                  (Continued)

                              MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1997, 1996 and 1995





NOTE 12 - STOCK-BASED COMPENSATION PLANS (Continued)

The Corporation applies APB Opinion 25 "Accounting for Stock Issued to Employees" and related interpretations in accounting for its plan.
Accordingly, no compensation expense has been recognized for the plan. SFAS No. 123, "Accounting for Stock-Based Compensation," became effective for 1996 and requires disclosures for stock-based compensation awarded after December 15, 1995 for companies that do not adopt its fair value accounting method for stock-based compensation. The effects on the Corporation's net income and earnings per share under the provisions of SFAS No. 123 were not material for the years ended June 30, 1996 and 1997. In future years, as additional options are granted, the effect on net income and earnings per share may increase.

The Committee awarded 1,444 and 37,544 shares of common stock under the RRP during the years ended June 30, 1997 and 1996, respectively, as restated for the two-for-one stock split declared July 8, 1997. RRP awards vest in five equal annual installments, with the first award vesting on October 24, 1996 subject to the continuous employment of the recipients and the Corporation's achievement of certain performance standards as defined under such plans. Compensation expense for the RRP is recognized on a pro-rata basis over the vesting period of the awards. During the years ended June 30, 1997 and 1996, $59,564 and $39,113, respectively, were charged to compensation expense for the RRP. The unamortized unearned compensation value of the RRP is shown as a reduction to shareholders' equity in the accompanying Consolidated Statements of Financial Condition.


NOTE 13 - STOCK REPURCHASE PROGRAMS

On November 17, 1995, the Company received a "no objection" letter from the Office of Thrift Supervision to repurchase up to 9% (129,962 shares) of its common stock in the open market over a twelve month period. As of March 31, 1996, the Company had completed the repurchase program with a total of 129,962 shares at an average price of $9.35 per share. On April 22, 1996, the Company received OTS approval to repurchase up to 5% (67,780 shares) of its common stock. As of January 31, 1997, the Company had completed this repurchase program with a total of 67,780 shares at an average price of $8.85 per share. On February 11, 1997, the Company received OTS approval to repurchase up to 5% (64,264 shares) of its common stock. As of June 30, 1997, 36,650 shares had been repurchased at an average price of $10.59 and therefore the Company has remaining approval to repurchase up to 27,614 shares. Approval to repurchase these shares expires on February 11, 1998.

Repurchased shares are treated as treasury shares and are available for general corporate purposes, including issuance in connection with stock based compensation plans. The number of treasury shares and average price per share have been restated for the two-for-one stock split declared July 8, 1997.


                                  (Continued)

                              MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1997, 1996 and 1995





NOTE 14 - CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED
     EARNINGS

Savings institutions insured by the FDIC must meet three regulatory capital requirements. If a requirement is not met, regulatory authorities may take legal or administrative actions, including restrictions on growth or operations or, in extreme cases, seizure.

The Office of Thrift Supervision ("OTS") has also issued regulations which add an interest rate risk component to risk-based capital. Institutions whose interest rate risk, as defined, exceeds 2% are required to maintain additional capital of one-half the difference between its measured interest rate risk and 2%, multiplied by the market value of its assets. At June 30, 1997 and 1996, the Bank was not required to provide additional risk-based capital under this regulation.

The Bank's actual and required capital amounts and ratios are presented below:


                                                                      To Be Well
                                                                  Capitalized Under
                                             For Capital          Prompt Corrective
                           Actual         Adequacy Purposes       Action Provisions
                       Amount  Ratio     Amount        Ratio      Amount      Ratio
                       ------  ------  -----------  -----------  ---------  ---------
                                       (Dollars in Thousands)
As of June 30, 1997
   Tangible Capital    $9,532   12.78%      $1,119         1.50%    $2,238       3.00%
   Core Capital         9,532   12.78        2,238         3.00      4,476       6.00
   Risk-Based Capital   9,835   20.88        3,768         8.00      4,710      10.00

As of June 30, 1996
   Tangible Capital    $9,315   15.46%        $904         1.50%    $1,808       3.00%
   Core Capital         9,315   15.46        1,808         3.00      3,616       6.00
   Risk-Based Capital   9,663   24.05        3,214         8.00      4,018      10.00


The Qualified Thrift Lender ("QTL") test requires that approximately 65% of assets be maintained in housing-related finance and other specified areas. If the QTL test is not met, limits are placed on growth, branching, new investments, FHLB advances and dividends, or the Bank must convert to a commercial bank charter. Management believes that the QTL test has been met.


                                  (Continued)

                              MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1997, 1996 and 1995





NOTE 14 - CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED
     EARNINGS (Continued)

Under OTS regulations, limitations have been imposed on all "capital distributions" by savings institutions, including cash dividends. The regulation establishes a three-tiered system of restrictions, with the greatest flexibility afforded to thrifts which are both well-capitalized and given favorable qualitative examination ratings by the OTS. For example, a thrift which is given one of the two highest examination ratings and has "capital" equal to its fully phased-in regulatory capital requirements (a "tier 1 institution") could, after prior notice but without the prior approval of the OTS, make capital distributions in any year that would reduce by up to one-half the amount of its capital which exceeds its most stringent capital requirement at the beginning of the calendar year, as adjusted to reflect net income to date during the calendar year. Other thrifts would be subject to more stringent procedural and substantive requirements, the most restrictive being prior OTS approval of any capital distribution. The Bank is a tier one institution.

The Bank established a liquidation account of $6,264,425 which is equal to its total net worth as of the date of the latest audited balance sheet appearing in the final conversion prospectus. The liquidation account is maintained for the benefit of eligible depositors who continue to maintain their accounts at the Bank after the conversion. The liquidation account is reduced annually to the extent that eligible depositors have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible depositor will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held. The Bank may not pay dividends that would reduce shareholders' equity below the required liquidation account balance.

Under the most restrictive of the dividend limitations described above, at June 30, 1997, approximately $3,000,000 is available to the Bank for the payment of dividends to the holding company.


NOTE 15 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND
     CONTINGENCIES

The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to make loans. The Corporation's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to make loans is represented by the contractual amount of those instruments. The Corporation follows the same credit policy to make such commitments as is followed for those loans recorded in the consolidated financial statements.


                                  (Continued)

                              MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1997, 1996 and 1995





NOTE 15 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND
     CONTINGENCIES (Continued)

Financial instruments with off-balance-sheet risk approximated the following at June 30:


                                       1 9 9 7              1 9 9 6
                                 -------------------  --------------------
                                  Fixed    Variable    Fixed     Variable
                                   Rate      Rate       Rate       Rate
                                 --------  ---------  --------  ----------
     Commitments to make loans
      (at market rates)          $372,200   $974,000  $753,500  $1,760,000
     Unused lines of credit and
      letters of credit                    3,189,917             2,616,855


Commitments to make loans are generally made for period of 60 days or less.
The fixed rate loan commitments have interest rates ranging from 7.5% to 7.875% and maturities ranging from 15 years to 30 years.

The Corporation does not anticipate any losses as a result of these commitments. In addition, commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Collateral obtained upon exercise of the commitment is determined using the Corporation's credit evaluation of the borrower, and may include business assets, real estate and other items. Since many commitments to make loans expire without being used, the amount does not necessarily represent future cash commitments.

The Corporation has entered into an employment agreement with one of its officers. Under the terms of the agreement, certain events leading to separation from the Corporation could result in a cash payment aggregating approximately $305,000.

The Corporation and its subsidiary are subject to certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position of the Corporation.


NOTE 16 - RETIREMENT PLANS

The Bank's pension plan is part of a multi-employer defined benefit pension plan. The benefits are based on each employee's years of service and on the average of the highest five consecutive annual salaries prior to retirement. The benefits are reduced by a specified percentage of the employee's social security benefit. An employee becomes fully vested upon completion of five years of qualifying service. The plan is currently overfunded and does not require an annual contribution. Specific plan asset and accumulated benefit information for the Bank's portion of the Fund is not available. Under the Employee Retirement Income Security Act ("ERISA"), a contributor to a multi-employer pension plan may be liable in the event of complete or partial withdrawal for the benefit payments guaranteed under ERISA. The Bank has no intention to withdraw from the Fund.


                                  (Continued)

                              MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1997, 1996 and 1995



NOTE 16 - RETIREMENT PLANS (Continued)

The Bank participates in a multi-employer contributory profit sharing plan, which covers substantially all employees. The amount of the Bank's contribution is at the discretion of the Bank's Board of Directors and is limited to the amount deductible for federal income tax purposes. The Bank is currently matching 50% of employees' contributions not to exceed 3% of compensation. Contributions for the years ended June 30, 1997, 1996 and 1995 were $12,086, $10,311 and $6,284, respectively.


NOTE 17 - FEDERAL INCOME TAXES

The Corporation and the Bank file a consolidated federal income tax return on a fiscal year basis. Prior to fiscal year 1997, if certain conditions were met in determining taxable income as reported on the consolidated federal income tax return, the Bank was allowed a special bad debt deduction based on a percentage of taxable income (8% for 1996) or on specified experience formulas. The Bank did not use the percentage of taxable income method for tax returns as of June 30, 1996 or 1995. Tax legislation passed in August 1996 now requires the Bank to deduct a provision for bad debts for tax purposes based on actual loss experience and recapture the excess bad debt reserve accumulated in tax years after 1987. The related amount of deferred tax liability which must be recaptured is approximately $123,000 and is payable over a six-year period beginning no later than 1999.


The consolidated federal income tax expense consisted of the following for the years ended June 30:

                                                   1997                               1996                     1995
                                                   ----                               ----                     ----
   Current federal income tax expense              $480,500                            $586,000                 $438,700
   Deferred federal income tax benefit              (22,500)                            (68,000)                  (7,000)
                                                   --------                            --------                 --------
       Total federal income tax expense            $458,000                            $518,000                 $431,700
                                                   ========                            ========                 ========


The consolidated federal income tax expense differs from that computed at the statutory corporate federal income tax rate of 34% as follows:

                                                   1997                               1996                     1995
                                                   ----                               ----                     ----
   Expected federal income tax expense
    at statutory rate                              $433,160                            $518,023                 $430,125
   ESOP expense (book greater than tax)              22,296                              16,291                    5,538
   Other, net                                         2,544                             (16,314)                  (3,963)
                                                   --------                            --------                 --------
      Total federal income tax expense             $458,000                            $518,000                 $431,700
                                                   ========                            ========                 ========

     Effective tax rate                               35.95%                              34.00%                   34.12%



                                  (Continued)

                              MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1997, 1996 and 1995





NOTE 17 - FEDERAL INCOME TAXES (Continued)

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at June 30 are as follows:

                                                              1997      1996
                                                            --------  --------
  Deferred tax assets
      Deferred loan fees                                    $103,000   $83,000
      Deferred compensation                                   37,000    26,000
      Depreciation                                            14,000    21,000
      Capital loss carryforward                               16,000
      RRP expense                                             12,000
      Other                                                    7,500     1,000
      Net unrealized loss on securities available for sale              19,000
                                                            --------  --------
                                                             189,500   150,000
  Deferred tax liabilities
      Mortgage servicing rights                               (9,000)
      Adjustment for loans held for sale                      (7,000)  (14,000)
      Allowance for loan losses                              (20,000)   (1,000)
      Other                                                   (6,000)   (7,000)
                                                            --------  --------
                                                             (42,000)  (22,000)
  Valuation allowance                                        (16,000)
                                                            --------  --------
      Net deferred tax asset                                $131,500  $128,000
                                                            ========  ========


A valuation allowance related to deferred tax assets is required when it is considered more likely than not that all or part of the benefits relating to such assets will not be realized. Management established a valuation allowance for the benefits associated with losses on mutual fund securities sales at June 30, 1997, since such losses were capital in nature and can only be realized through offsetting capital gains. Sources of capital gains were not available at June 30, 1997. Management determined that no such allowance was required at June 30, 1996.

Federal income tax laws provide savings banks with additional bad debt deductions through 1987, totaling $1,272,000 for the Bank. Accounting standards do not require a deferred tax liability to be recorded on this amount, which liability otherwise would total $432,000 at June 30, 1997 and 1996. If the Bank were liquidated or otherwise ceases to be a bank or if tax laws were to change, the $432,000 would be recorded as expense.



                                  (Continued)

                              MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1997, 1996 and 1995





NOTE 18 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount and estimated fair values of the Corporation's financial instruments were as follows as of June 30, 1997 and 1996:


                                           1 9 9 7                     1 9 9 6
                                  --------------------------  --------------------------
                                    Carrying        Fair        Carrying        Fair
                                     Amount        Value         Amount        Value
                                  ------------  ------------  ------------  ------------
Financial assets
   Cash and cash equivalents        $3,080,612    $3,081,000    $2,180,060    $2,180,000
   Securities available for sale                                 2,118,157     2,118,000
   Securities held to maturity          11,455        11,000     1,016,381     1,017,000
   Loans held for sale                 150,000       150,000       957,018       957,000
   Loans receivable, net            68,739,556    69,465,000    52,327,685    52,417,000
   Federal Home Loan Bank stock      1,043,700     1,044,000       316,700       317,000
   Accrued interest receivable         420,921       421,000       332,240       332,000
   Mortgage servicing rights            27,595        28,000
   Cash surrender value of life
    insurance                          563,502       564,000       279,252       279,000

Financial liabilities
   Deposits                        (41,706,732)  (41,614,000)  (40,452,058)  (40,363,000)
   Federal Home Loan Bank
    advances                       (19,373,600)  (18,456,000)   (6,000,000)   (5,791,000)
   Advance payments by borrowers
    for taxes and insurance           (465,445)     (465,000)     (406,201)     (406,000)
   Accrued interest payable            (79,114)      (79,000)      (44,332)      (44,000)


The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

Carrying amount is a reasonable estimate of fair value for cash and cash equivalents, Federal Home Loan Bank stock, accrued interest receivable and payable, mortgage servicing rights, cash surrender value of life insurance, noninterest-bearing demand deposits, savings, NOW and money market deposits, and advance payments by borrowers for taxes and insurance.

Fair value of other financial instruments is estimated as follows:

Securities

Fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar instruments.



                                  (Continued)

                              MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1997, 1996 and 1995





NOTE 18 - FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Loans held for sale and loans receivable

For certain homogeneous categories of loans, such as some residential mortgages and other consumer loans, fair value is estimated using quoted market prices for securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Certificates of deposit

The fair value of fixed-maturity certificates of deposit is estimated by discounting cash flows using the rates currently offered for deposits of similar remaining maturities.

Federal Home Loan Bank advances

The fair values for these advances are determined by discounting cash flows using rates currently offered for advances of similar terms and remaining maturities.

Commitments

The fair value of commitments to make loans is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of unused lines of credit and letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. The fair value of these commitments was immaterial at the reporting date presented.




                                  (Continued)

                              MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1997, 1996 and 1995





NOTE 19 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of MSB Financial, Inc. is as follows as of June 30:

                            CONDENSED BALANCE SHEETS


                                                       1997         1996
                                                    -----------  -----------
    ASSETS
    Cash and due from financial institutions        $    10,621  $   222,690
    Certificate of deposit in subsidiary bank            13,328        6,188
    Loans receivable from subsidiary bank and ESOP    2,404,327    2,462,088
    Investment in subsidiary bank                     9,531,768    9,277,377
    Dividend receivable from subsidiary bank            576,416      532,911
    Other assets                                        221,690      110,418
                                                    -----------  -----------

        Total assets                                $12,758,150  $12,611,672
                                                    ===========  ===========

    LIABILITIES
    Accrued expenses and other liabilities          $    67,954  $    17,328

    SHAREHOLDERS' EQUITY                             12,690,196   12,594,344
                                                    -----------  -----------

        Total liabilities and shareholders' equity  $12,758,150  $12,611,672
                                                    ===========  ===========




                                  (Continued)

                              MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1997, 1996 and 1995





NOTE 19 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
  (Continued)

                         CONDENSED STATEMENTS OF INCOME


                                                                    February 6,
                                           Year Ended  Year Ended  1995 through
                                            June 30,    June 30,     June 30,
                                              1997        1996         1995
                                           ----------  ----------  ------------
Interest and dividend income
    Loans receivable                       $   37,925  $   42,904  $     18,276
    Dividends from subsidiary bank            936,163   1,102,784       854,874
                                           ----------  ----------  ------------
                                              974,088   1,145,688       873,150
Interest expense - other                        2,122
                                           ----------  ----------  ------------


NET INTEREST INCOME                           971,966   1,145,688       873,150

Other income                                    9,047       2,620

Operating expenses                            225,012     192,575        51,379
                                           ----------  ----------  ------------


INCOME BEFORE FEDERAL INCOME TAX
 EXPENSE AND EXCESS DISTRIBUTED
 EARNINGS OF SUBSIDIARY BANK                  756,001     955,733       821,771

Federal income tax expense (benefit)         (60,000)     (50,000)      (11,300)
                                           ----------  ----------  ------------


INCOME BEFORE EXCESS DISTRIBUTED
 EARNINGS OF SUBSIDIARY BANK                  816,001   1,005,733       833,071

Excess distributed earnings of subsidiary
 bank                                                        (137)     (357,097)
                                           ----------  ----------  ------------


NET INCOME                                 $  816,001  $1,005,596  $    475,974
                                           ==========  ==========  ============



                                  (Continued)

                              MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1997, 1996 and 1995





NOTE 19 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
     (Continued)

                        CONDENSED STATEMENTS CASH FLOWS


                                                                            February 6,
                                                   Year Ended  Year Ended   1995 through
                                                    June 30,    June 30,      June 30,
                                                      1997        1996          1995
                                                   ----------  -----------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES
 Net income                                        $  816,001   $1,005,596  $    475,974
 Adjustments to reconcile net income to net
   cash provided by operating activities
   Excess distributed earnings of subsidiary bank                      137       357,097
   Change in
     Dividends receivable from subsidiary bank        (43,505)     321,963      (854,874)
     Other assets                                    (111,272)     (99,119)      (11,300)
     Accrued expenses and other liabilities            50,626       (5,102)       22,430
                                                   ----------  -----------  ------------
       Net cash from operating activities             711,850    1,223,475       (10,673)

CASH FLOWS FROM INVESTING ACTIVITIES
 Purchase of certificate of deposit
   in subsidiary bank                                  (7,140)      (6,188)
 Loan to subsidiary bank                                        (2,000,000)
 Loan to ESOP                                                                   (577,610)
 Repayments on loan receivable from ESOP               34,524       35,541        57,761
 Purchase of stock in subsidiary bank                                          3,335,000
                                                   ----------  -----------  ------------
   Net cash from investing activities                  27,384   (1,970,647)    3,854,849

CASH FLOWS FROM FINANCING ACTIVITIES
 Repurchase of common stock                          (645,060)  (1,557,753)
 Payment of dividends                                (306,243)    (274,514)
 Proceeds from sale of common stock, net
   of conversion costs                                               1,742     6,665,909
                                                   ----------  -----------  ------------
   Net cash from financing activities                (951,303)  (1,830,525)    6,665,909
                                                   ----------  -----------  ------------

Net change in cash                                   (212,069)  (2,577,697)    2,800,387

Cash at beginning of period                           222,690    2,800,387
                                                   ----------  -----------  ------------

CASH AT END OF PERIOD                              $   10,621  $   222,690  $  2,800,387
                                                   ==========  ===========  ============




                                  (Continued)

                              MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1997, 1996 and 1995





NOTE 20 - FEDERAL DEPOSIT INSURANCE PREMIUM

The deposits of savings associations such as the Bank are insured by the Savings Association Insurance Fund ("SAIF"). A recapitalization plan signed into law on September 30, 1996 provided for a one-time assessment of 65.7 basis points applied to all SAIF deposits as of March 31, 1995. Based on the Bank's deposits as of this date, a one-time assessment of approximately $269,000 was paid and recorded as federal deposit insurance premium expense for the year ended June 30, 1997.

                             MSB FINANCIAL, INC.
                           SHAREHOLDER INFORMATION

ANNUAL MEETING

The annual meeting of shareholders will be held at 10:30 a.m., Tuesday, October 28, 1997, at Schuler's Restaurant located at 115 South Eagle Street, Marshall, Michigan.

STOCK LISTING

The Corporation's stock is traded on the Nasdaq SmallCap Market under the symbol "MSBF".

PRICE RANGE OF COMMON STOCK

The table below shows the range of high and low bid prices since the Corporation's Common Stock began trading on February 6, 1995. The information set forth in the table below was provided by the Nasdaq, as restated for the two-for-one stock split declared July 8, 1997. Such information reflects interdealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.


                                           Fiscal 1997                                                 Fiscal 1996
                    ----------------------------------------------------------           -----------------------------------------
                           High         Low         Dividends                                        High       Low       Dividends
First Quarter               $ 9.375      $ 8.250        $0.0625                 First Quarter        $8.875     $7.250     $0.0500
Second Quarter              $ 9.875      $ 9.125        $0.0625                 Second Quarter       $9.125     $7.750     $0.0500
Third Quarter               $10.875      $ 9.500        $0.0625                 Third Quarter        $9.750     $9.000     $0.0500
Fourth Quarter              $11.625      $10.375        $0.0700                 Fourth Quarter       $9.000     $7.875     $0.0625


                                       Fiscal 1995
                    ----------------------------------------------------------
                                High                 Low        Dividends
Third Quarter (1)              $ 5.875             $ 5.375        $ ---
Fourth Quarter                 $ 8.000             $ 5.750        $ ---
(1)  Reflects the period form February 6, 1995 through March 31, 1995

Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions. Restrictions on dividend payments are described in Note 14 of the Notes to Consolidated Financial Statements included in this Annual Report.

As of August 29, 1997, the Corporation had 526 stockholders of record and 1,233,622 outstanding shares of Common Stock.


SHAREHOLDER AND GENERAL INQUIRIES        TRANSFER AGENT

Charles B. Cook, President               Registrar and Transfer Company
MSB Financial, Inc.                      10 Commerce Drive
107 North Park Street                    Cranford, New Jersey  07016
Marshall, Michigan  49068                (908) 272-8511
(616) 781-5103


ANNUAL AND OTHER REPORTS
The Corporation is required to file an annual report on Form 10-KSB for its fiscal year ended June 30, 1997 with the Securities and Exchange Commission. Copies of the Form 10-KSB annual report and the Corporation's quarterly reports may be obtained without charge by contacting: Charles B. Cook, President, MSB Financial, Inc. 107 North Park Street, Marshall, Michigan 49068.

                             MSB FINANCIAL, INC.
                            CORPORATE INFORMATION


CORPORATION AND BANK ADDRESS                       Telephone: (616) 781-5103
107 North Park Street                              Fax: (616) 781-8412
Marshall, Michigan  49068

DIRECTORS OF THE BOARD

Charles B. Cook                                    Aart VanElst
President and Chief Executive Officer of MSB       Chairman of the Board of MSB Financial, Inc
Financial, Inc. and Marshall Savings Bank, F.S.B.  and Marshall Savings Bank, F.S.B., Retired oil
Marshall, Michigan                                 jobber
                                                   Marshall, Michigan

Martin L. Mitchell                                 J. Thomas Schaeffer
Vice President of Program, Starr Commonwealth      Partner, Law firm of Schaeffer, Meyer &
Albion, Michigan                                   MacKenzie
                                                   Marshall, Michigan

Richard L. Dobbins                                 John W. Yakimow
Partner, Law firm of Dobbins, Beardslee &          General Manager of Corporate Research and
Grinage, P.C.                                      Development at Eaton Corporation
Marshall, Michigan                                 Marshall, Michigan

Karl F. Loomis
President and Chief Executive Officer of Regional
Medical Laboratories, Inc.
Battle Creek, Michigan

MSB FINANCIAL, INC. AND MARSHALL SAVINGS BANK, F.S.B.
EXECUTIVE OFFICERS

Charles B. Cook
President, Chief Executive Officer
and Chief Financial Officer


INDEPENDENT AUDITORS                               SPECIAL COUNSEL

Crowe, Chizek and Company LLP                      Silver, Freedman & Taff, L.L.P.
400 Riverfront Plaza Building                      1100 New York Avenue, N.W.
55 Campau N.W.                                     Seventh Floor, East Tower
Grand Rapids, Michigan  49503                      Washington, D.C.  20005
