Form 10KSB40, Exhibit 13
period 1998-06-30
MSB FINANCIAL INC
filed 1998-09-28
CIK 930541

                                                                      EXHIBIT 13


1998 ANNUAL REPORT















                               MSB FINANCIAL, INC.

TABLE OF CONTENTS





Section I
     President's Message..................................................................................   1
     Selected Consolidated Financial Information..........................................................   2
     Management's Discussion and Analysis of Financial
         Condition and Results of Operations..............................................................   4


Section II
     Consolidated Financial Statements....................................................................  15


Section III
     Shareholder Information..............................................................................  53
     Corporate Information................................................................................  54



Dear Shareholder:

It is indeed a pleasure to present to you the Annual Report of MSB Financial, Inc. for the fiscal year ended June 30, 1998, our third full year as a publicly held corporation.

On August 7, 1997, the Corporation completed a 2 for 1 stock split in the form of a 100% stock dividend. In addition, on August 31, 1998, an additional 10% stock dividend was paid. With the additional stock liquidity and availability provided by these stock dividends, we hope to increase trading activity and shareholder value. The financial information provided herein has been prepared with consideration given to both of the above stock dividends.

Net income for the year was $1.2 million, or diluted earnings per share of $0.94 per share, compared to $816,000, or $0.63 per share for fiscal 1997, an increase of 49.8%. However, in fiscal 1997 earnings were negatively impacted by a special one-time assessment by the Federal Deposit Insurance Corporation's Savings Association Insurance Fund, of $269,000. This had an after tax negative impact on earnings of approximately $0.14 per share.

Total assets of the Corporation grew 7.1% to $80.0 million. Net loans totaled $73.4 million as of June 30, 1998, compared to $68.9 million the previous year, an increase of 6.5%. With relatively low interest rates and a commitment to manage interest rate risk, the Corporation deemed it prudent to sell fixed rate mortgage loans in the secondary market, which reduced net loan growth. During the past fiscal year $16.9 million in mortgage loans were sold with servicing retained. The resulting fee income and gain on sale of loans contributed significantly to the Corporation's net income.

On February 11, 1998, the Corporation announced its plan to repurchase up to 5% of its stock. With other completed repurchased programs, the Corporation has repurchased a total of 296,441 shares at an average cost of $9.34 per share, or 93.9% of current book value. We believe this to be an excellent investment and a prudent use of the Corporation's capital.

On behalf of the Board of Directors, thank you for your continued support and your investment in MSB Financial, Inc.

Sincerely,


Charles B. Cook
President and Chief Executive Officer

                 SELECTED CONSOLIDATED FINANCIAL INFORMATION



                                                                                          June 30,
                                                               ----------------------------------------------------------
                                                                 1998          1997         1996         1995       1994
                                                               ---------     ---------    ---------    ---------   ------
                                                                                      (In Thousands)
Selected Financial Condition Data:

Total assets.............................................       $79,967      $74,698      $60,130      $53,409      $46,838
Loans receivable, net....................................        73,065       68,740       52,328       41,894       37,063
Loans held for sale, net.................................           295          150          957        2,017        3,360
Investment securities....................................             8           11        3,135        2,620        3,068
FHLB stock...............................................         1,158        1,044          317          310          310
Deposits.................................................        42,815       41,707       40,452       39,446       39,825
FHLB advances............................................        21,972       19,374        6,000          ---          ---
Shareholders' equity.....................................        13,313       12,690       12,594       13,260        6,264



                                                                                   Year Ended June 30,
                                                                ---------------------------------------------------------
                                                                 1998         1997         1996         1995        1994
                                                                -------     --------     --------     --------     ------
                                                                           (In Thousands, Except Per Share Data)
Selected Operations Data:

Total interest income....................................        $6,526      $ 5,539      $ 4,671      $ 3,910      $ 3,341
Total interest expense...................................         2,947        2,294        1,630        1,488        1,521
                                                                 ------      -------      -------      -------      -------
   Net interest income...................................         3,579        3,245        3,041        2,422        1,820
Provision for loan losses................................            95           48           24           73           80
                                                                 ------      -------      -------      -------      -------
   Net interest income after provision for loan losses...         3,484        3,197        3,017        2,349        1,740
Loan servicing fees and service charges on deposits......           231          210          192          185          191
Gain on sale of loans....................................           259           47           31           27          133
Other noninterest income.................................           177           64          107           64           76
                                                                 ------      -------      -------      -------      -------
Total noninterest income.................................           667          321          330          276          400
Total noninterest expense................................         2,250        2,244        1,823        1,360        1,487
                                                                 ------      -------      -------      -------      -------
   Income before federal income taxes....................         1,901        1,274        1,524        1,265          653
Federal income tax expense...............................           678          458          518          432          223
                                                                 ------      -------      -------      -------      -------
   Net income............................................      $  1,223       $  816       $1,006      $   833      $   430
                                                               ========       ======       ======      =======      =======
Basic earnings per common share(1).......................          $.98         $.63         $.71         $.32          N/A
                                                                   ====         ====         ====         ====          ===
Diluted earnings per common share(1).....................          $.94         $.63         $.71         $.32          N/A
                                                                   ====         ====         ====         ====          ===
-----------------
(1) Restated for two-for-one stock split declared July 8, 1997 and the 10% stock dividend declared July 14, 1998.


                                                                                    Year Ended June 30,
                                                                  ------------------------------------------------------------
                                                                    1998         1997         1996         1995          1994
                                                                  -------      --------     --------     --------      -------
Selected Financial Ratios and Other Data:

Performance Ratios:
  Return on assets (ratio of net income to average total
    assets)..................................................         1.57%        1.21%        1.82%         1.66%         .90%
  Return on shareholders' equity (ratio of net income to
    average equity)..........................................         9.39%        6.46%        7.67%         9.59%        6.93%
  Interest rate spread information:
    Average during period....................................         4.15%        4.31%        4.83%         4.47%        3.56%
    Net interest margin(1)...................................         4.81%        5.02%        5.72%         5.03%        3.99%
  Ratio of operating expense to average total assets.........         2.89%        3.32%        3.30%         2.71%        3.12%
  Ratio of average interest-earning assets to average
    interest-bearing liabilities.............................       116.73%      119.88%      128.72%       118.26%      112.99%

Quality Ratios:
  Non-performing loans to total gross loans..................          .82%         .65%         .84%          .85%        2.43%
  Non-performing assets to total assets at end of period.....          .79%         .66%         .79%          .72%        2.17%
  Allowance for loan losses to non-performing loans..........        62.28%       65.14%       73.32%        85.65%       31.33%
  Allowance for loan losses to loans receivable, net.........          .53%         .44%         .67%          .79%         .69%

Capital Ratios:
  Shareholders' equity to total assets at end of period......        16.65%       16.99%       20.94%        24.83%       13.37%
  Average shareholders' equity to average assets.............        16.71%       18.70%       23.71%        17.29%       13.01%
  Dividend payout ratio(2)...................................        27.66%       38.10%       26.76%         ---           N/A
  Cash dividends declared per share(3).......................
                                                                      $.26         $.23         $.19          ---           N/A
Other Data:
  Number of full-service offices.............................            2            2            2             2            2

-----------------
(1) Net interest income divided by average interest-earning assets.

(2) Dividends declared per share divided by diluted earnings per common share.

(3) Restated for two-for-one stock split declared July 8, 1997 and the 10% stock dividend declared July 14, 1998.

              MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                     CONDITION AND RESULTS OF OPERATIONS

GENERAL

         On February 6, 1995, Marshall Savings Bank, F.S.B. (the "Bank") converted from the mutual to stock form of ownership (the "Conversion"). On that date, MSB Financial, Inc. (the "Corporation") issued 722,013 shares of common stock at $10.00 per share (1,588,429 shares at $4.55 per share as restated for the two-for-one stock split declared July 8, 1997, and the 10% stock dividend declared July 14, 1998), raising $6.1 million, net of shares acquired by the newly formed Employee Stock Ownership Plan (the "ESOP") and net of the costs of the Conversion. Concurrent with the issuance of the shares, the mutual savings bank converted to a stock savings bank, and the Corporation acquired 100% of the stock of the Bank. All references to the Corporation prior to February 6, 1995, except where otherwise indicated, are to the Bank.

         The Corporation is headquartered in Marshall, Michigan, and through the operations of the Bank is primarily engaged in attracting retail deposits from the general public and investing those funds in permanent and construction loans secured by first mortgages on owner-occupied, one- to four-family residences. Mortgage originations are either held in the Corporation's loan portfolio or are sold in the secondary market. To a lesser extent, the Corporation also originates first mortgages on non-owner occupied, one- to four-family residences, permanent and construction commercial real estate and consumer loans. The Corporation has generated net income of $1,223,000, $816,000, and $1,006,000 for the years ended June 30, 1998, 1997, and 1996 respectively, principally from net interest income and increasingly from gains on sales of mortgage loans.

         Permanent loans secured by one- to four-family residences accounted for approximately 68.8% of the Corporation's gross loan portfolio at June 30, 1998, 67.5% at June 30, 1997, and 64.8% at June 30, 1996. The Corporation originated total loans of $43.8 million, $30.8 million, and $28.6 million during fiscal 1998, 1997, and 1996, respectively, and sold $16.9 million, $2.9 million, and $4.7 million of loans, respectively during these periods. The Corporation offers a wide variety of adjustable and fixed-rate mortgage loans, with many pricing options and maturity choices. The Corporation also offers a full array of consumer loans, and intends to expand such lending as a percentage of total lending since consumer loans usually generate higher yields, have shorter terms to maturity or reprice more frequently and afford greater opportunity for growth in the Corporation's market area than do loans secured by one- to four-family residences. The risks associated with consumer lending can be greater than the risks of one- to four-family residential mortgage lending due to the various types of collateral involved and the possible depreciation and price volatility of such collateral. However, management does not believe that the additional risk is substantial, or that the overall quality of the loan portfolio will be hindered, due to the underwriting standards in place at the Bank. For all years presented, the Corporation sold most fixed-rate one- to four-family loans originated with terms longer than 15 years in the secondary market.

FINANCIAL CONDITION

         Total assets increased $5.3 million, or 7.1%, from June 30, 1997 to June 30, 1998. Net loans, including loans held for sale, increased from $68.9 million at June 30, 1997 to $73.4 million at June 30, 1998, an increase of 6.5%, due to a strong demand for mortgage loans, especially residential one-to-four family construction loans, in the Corporation's market areas. This increase was primarily funded by a $2.6 million increase in Federal Home Loan Bank ("FHLB") advances and a $1.1 million increase in deposit accounts.

         Total liabilities increased $4.6 million to $66.7 million from June 30, 1997 to June 30, 1998. In addition to the increase in the FHLB advances and deposits discussed above, accrued expenses and other liabilities increased $866,000, or 226.4%, as compared to June 30, 1997. This increase in accrued expenses and other liabilities is primarily attributed to an increase of $737,000 in the daily funds due the Bank's official check services provider. This increase represents an increase in the daily activity for official checks on June 30, 1998 compared to June 30, 1997. Other increases to total liabilities included an increase in advance payments by borrowers for taxes and insurance of $59,000, or 12.7%, and accrued interest payable of $14,000, or 17.7%.

         Shareholder's equity increased $622,000, or 4.9%, from June 30, 1997 to June 30, 1998. Net income, offset by the repurchase of the Corporation's common stock and dividends declared on common stock, resulted in this increase. During the year ended June 30, 1998, the Corporation repurchased 38,610 shares of its common stock at a total cost of $566,450, or $14.67 per share, as compared to 70,349 shares during the year ended June 30, 1997, at a total cost of $645,060, or $9.17 per share (as restated for the two-for-one stock split declared July 8, 1997, and the 10% stock dividend declared July 14, 1998). The Corporation is currently in the process of repurchasing an additional 5%, or 67,738 shares of its common stock and as of June 30, 1998 had repurchased 16,720 shares under this program. As of June 30, 1998, a total of 296,441 shares of the Corporation's common stock had been repurchased at a cost of $2,769,263, or $9.34 per share. Shareholder's equity to total assets remains strong at 16.6% at June 30, 1998, compared to 17.0% and 20.9% at June 30, 1997, and 1996, respectively.

RESULTS OF OPERATIONS

         GENERAL. The Corporation's results of operations depend primarily upon the level of net interest income, which is the difference or spread between average yield earned on loans and securities, interest-bearing deposits, and other interest-earning assets, and the average rate paid on deposits and borrowed funds, as well as competitive factors that influence interest rates, loan demand, and deposit flows. Results of operations are also dependent upon the level of the Corporation's non-interest income, including fee income and service charges, and the level of its noninterest expense, including general and administrative expense. The Corporation, like other financial institutions, is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different times, or on a different basis, than its interest-earning assets.

         NET INCOME. Net income for the years ended June 30, 1998, 1997, and 1996 was $1,223,000, $816,000, and $1,006,000 respectively. Net income for the
1997 period was impacted by a non-recurring, net of tax charge of $178,000 to recapitalize the Federal Deposit Insurance Corporation's ("FDIC") Savings Association Insurance Fund ("SAIF").

         The Corporation's return on average assets was 1.57% for fiscal 1998, compared to 1.21% (1.47% without the SAIF assessment) for fiscal 1997 and 1.82% for fiscal 1996. The Corporation's return on average shareholder's equity was 9.39% for fiscal 1998, compared to 6.46% (7.87% without the SAIF assessment) for fiscal 1997 and 7.67% for fiscal 1996. Average shareholders' equity to avererage assets was 16.71%, 18.70% and 23.71% and the Corporation's dividend payout ratio was 27.66%, 38.10% and 26.76% for the years ended June 30, 1998, 1997 and 1996, respectively.

         NET INTEREST INCOME. Net interest income before provision for loan losses for the years ended June 30, 1998, 1997, and 1996 was $3.6 million, $3.2 million, and $3.0 million, respectively. The increases were primarily due to an increase in the volume of loans receivable, partially offset by the increase in volume of FHLB advances used to fund these loans. Also, the yield earned on loans increased from 8.70% in fiscal 1997 to 8.85% in fiscal 1998 due to increased loan sales during fiscal 1998 which resulted in a faster acceleration into income of deferred loan fees, as compared to fiscal 1997.

AVERAGE BALANCES, INTEREST RATES AND YIELDS

The following table presents for the periods indicated the interest income earned on average interest-earning assets and the resultant yields, as well as the interest expense paid on average interest-bearing liabilities and the resultant rates. No tax equivalent adjustments were made. All average balances are monthly average balances. Non-accruing loans have been included in the table as loans carrying a zero yield.



                                                                                             Year Ended June, 30,
                                              At June 30,             --------------------------------------------------------------
                                                 1998                     1998                                  1997
                                              ----------   ----------------------------------- -------------------------------------
                                                               Average    Interest                 Average     Interest
                                                             Outstanding   Earned/               Outstanding    Earned/
                                               Yield/Rate      Balance       Paid   Yield/Rate     Balance       Paid     Yield/Rate
                                               ----------   ------------- --------  ---------   ------------  ---------  ----------

Interest-Earning Assets:
 Loans receivable(1)....................         8.44%      $71,255      $6,303        8.85%       $61,718       $5,369        8.70%
 Interest-bearing deposits..............          4.91        1,982         133         6.71         1,573           85         5.40
 Securities.............................          7.18           10           1        10.00           643           34         5.29
 FHLB stock.............................          8.00        1,103          89         8.07           667           51         7.65
                                                            -------       -----                    -------       ------
  Total interest-earning assets(1)......                     74,350       6,526         8.78        64,601        5,539         8.57
                                                                          -----                                  ------
 Other assets...........................                      3,569                                  2,967
                                                            -------                                -------
  Total assets..........................                    $77,919                                $67,568
                                                            =======                                =======

Interest-Bearing Liabilities:
 Savings deposits.......................          2.50     $  9,185         223         2.43      $  8,644          213         2.46
 Checking and money market deposits.....          2.23       12,781         269         2.10        12,383          292         2.36
 Certificate accounts...................          5.39       20,133       1,090         5.41        19,989        1,035         5.18
 FHLB advances and other borrowings.....          6.25       21,596       1,365         6.32        12,871          754         5.86
                                                            -------       -----                    -------       ------

  Total interest-bearing liabilities....                     63,695       2,947         4.63        53,887        2,294         4.26
                                                                          -----                                   -----
 Other liabilities......................                      1,205                                  1,043
                                                            -------                                -------

  Total liabilities.....................                     64,900                                 54,930
 Shareholders' equity...................                     13,019                                 12,638
                                                            -------                                -------
    Total liabilities and shareholder's
equity..................................                    $77,919                                $67,568
                                                            =======                                =======
Net interest income.....................                                 $3,579                                 $ 3,245
                                                                         ======                                 =======
Net interest rate spread................                                               4.15%                                   4.31%
                                                                                       ====                                    ====
Net earning assets......................                    $10,655                               $ 10,714
                                                            =======                               ========
Net yield on average interest-earning
 Assets.................................                                               4.81%                                   5.02%
                                                                                       ====                                    ====
Average interest-earning assets to
 Average interest-bearing liabilities...                      1.17x                                  1.20x
                                                              ====                                   ====







                                                   Year Ended June, 30,
                                               --------------------------------------
                                                                1996
                                               --------------------------------------
                                                    Average    Interest
                                                  Outstanding   Earned/
                                                    Balance      Paid     Yield/Rate
                                               -------------  --------   ----------
                                                       (Dollars in Thousands)

Interest-Earning Assets:
 Loans receivable(1)....................             $47,609     $4,305       9.04%
 Interest-bearing deposits..............               2,168        148        6.83
 Securities.............................               3,091        193        6.24
 FHLB stock.............................                 312         25        8.01
                                                     -------     ------
  Total interest-earning assets(1)......              53,180      4,671        8.78
                                                                 ------
 Other assets...........................               2,115
                                                     -------
  Total assets..........................             $55,295
                                                     =======

Interest-Bearing Liabilities:
 Savings deposits.......................             $ 8,192        214        2.61
 Checking and money market deposits.....              11,468        293        2.55
 Certificate accounts...................              19,823      1,039        5.24
 FHLB advances and other borrowings.....               1,833         84        4.58
                                                     -------     ------

  Total interest-bearing liabilities....              41,316      1,630        3.95
                                                                 ------
 Other liabilities......................                 868
                                                     -------

  Total liabilities.....................              42,184
 Shareholders' equity...................              13,111
                                                     -------
    Total liabilities and shareholder's
equity..................................             $55,295
                                                     =======
Net interest income.....................                         $3,041
                                                                 ======
Net interest rate spread................                                      4.83%
                                                                             ====
Net earning assets......................            $ 11,864
                                                    ========
Net yield on average interest-earning
 Assets.................................                                      5.72%
                                                                              ====
Average interest-earning assets to
 Average interest-bearing liabilities...               1.29x
                                                       ====



-----------------------------------
 (1) Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.

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





                                                                              Year Ended June 30,
                                                    -------------------------------------------------------------------------
                                                              1998 vs.1997                              1997 vs.1996
                                                    ------------------------------          ---------------------------------
                                                         Increase                              Increase
                                                        (Decrease)            Total           (Decrease)           Total
                                                          Due to             Increase           Due to            Increase
                                                      -----------------                     ----------------      --------
                                                      Volume       Rate     (Decrease)      Volume      Rate     (Decrease)
                                                      ------       ----     ----------      ------      ----     ----------
                                                                            (Dollars in Thousands)
Interest-Earning Assets:
 Loans receivable...............................       $  842     $   92      $  934       $1,233     $  (169)     $1,064
 Interest-bearing deposits......................           25         23          48          (36)        (27)        (63)
 Securities.....................................          (49)        16         (33)        (133)        (26)       (159)
 FHLB stock.....................................           35          3          38           27          (1)         26
                                                       ------     ------      ------       ------     -------      ------

   Total interest-earning assets................       $  853     $  134         987       $1,091     $ (223)         868
                                                       ======     ======      ------       ======     ======       ------

Interest-Bearing Liabilities:
 Savings deposits...............................       $   13    $    (3)         10       $   11     $  (12)          (1)
 Checking and money market deposits.............            9        (32)        (23)          22        (23)          (1)
 Certificate accounts...........................            8         47          55            9        (13)          (4)
 FHLB advances and other borrowings.............          547         64         611          640         30          670
                                                       ------     ------      ------       ------     ------       ------

   Total interest-bearing liabilities...........       $  577     $   76         653       $  682     $  (18)         664
                                                       ======     ======      ------       ======     ======       ------

Net interest income.............................                              $  334                               $  204
                                                                              ======                               ======



         PROVISION FOR LOAN LOSSES. The provision for loan losses is a result of management's periodic analysis of the adequacy of the allowance for loan losses. The provision for loan losses was increased by $47,000 for the year ended June 30, 1998 from the year ended June 30, 1997, due to management's continuing reassessment of losses inherent in the loan portfolio. At June 30, 1998, the Corporation's allowance for loan losses totaled $391,000, or 0.53% of net loans receivable and 62.28% of total non-performing loans. The Corporation's provision for loan losses was $95,000 in fiscal 1998 compared to $48,000 in fiscal 1997 and $24,000 in fiscal 1996.

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

         As of June 30, 1998, the Corporation's non-performing assets, consisting of nonaccrual loans and accruing loans 90 days or more delinquent, totaled $628,000 or 0.79% of total assets compared to $465,000 or 0.62% of total assets as of June 30, 1997, an increase of $163,000. Loans more than 90 days past due and other loans of concern are placed on non-accrual status, unless management determines that the loans are well-collateralized and in the process of collection. The ratio of non-performing loans to total loans increased from 0.65% at June 30, 1997 to 0.82% at June 30, 1998. There was no affiliation between the Corporation's management and the borrowers of the above-mentioned loans. There was no foreclosed real estate at June 30, 1998. The Corporation had $29,000 of foreclosed real estate at June 30, 1997.

         Management will continue to monitor the allowance for loan losses and make future additions to the allowance through the provision for loan losses as economic conditions and loan portfolio quality dictate. Although the Corporation maintains its allowance for loan losses at a level which it considers to be adequate to provide for losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will no be required in future periods. In addition, the determination as to the amount of its allowance for loan losses is subject to review by the Office of Thrift Supervision (the "OTS") and the FDIC, as part of their examination process, which may result in the establishment of an additional allowance based upon their judgment of the information available to them at the time of their examination.

         NONINTEREST INCOME. Total noninterest income for the year ended June 30, 1998, was $667,000, compared to $321,000 in fiscal 1997 and $330,000 in fiscal 1996. This represents an increase of $346,000 in fiscal 1998 compared to fiscal 1997 and an increase of $337,000 compared to fiscal 1996. Total noninterest income consists primarily of net gains on the sale of loans, loan servicing fees, net realized losses on sales of securities available for sale, service charges on deposit accounts and other fees. The primary reason for the increase in noninterest income in fiscal 1998 as compared to fiscal 1997 and fiscal 1996, were increases in net gains on sales of loans held for sale, due to increased loan sales, of $212,000 and $228,000, respectively. Included in these increases was income associated with the recognition of mortgage servicing rights retained at the time of a mortgage loan sale. The periods ended June 30, 1998 and June 30, 1997, were the first periods mortgage servicing rights were recognized on the books of the Corporation and totaled $168,000 for fiscal 1998 and $29,000 for fiscal 1997. In fiscal 1998, 1997 and 1996, respectively, loan sales totaled $16.9 million, $2.9 million and $4.7 million. The primary reason for the lower level of noninterest income for fiscal 1997 as compared to fiscal 1998 and fiscal 1996 were net realized losses associated with the sale of securities available for sale of $48,000 in fiscal 1997. Also, during fiscal 1998 gains on the sale of real estate owned totaled $14,000.

         NONINTEREST EXPENSE. Noninterest expense totaled $2.3 million in 1998 compared to $2.2 million in fiscal 1997 and $1.8 million in fiscal 1996. Included in noninterest expense for fiscal 1997 was the non-recurring SAIF assessment of $269,000, as further discussed below. Noninterest expense without the SAIF assessment was $2.0 million for fiscal 1997. Salaries and employee benefits, the Corporation's largest noninterest expense, increased $151,000 from fiscal 1997 to fiscal 1998, representing an increase of 17.4%, and increased $106,000 from fiscal 1996 to fiscal 1997, representing an increase of 13.8%. The most significant factors causing the increase in salaries and employee benefits were the addition of one new employee in fiscal 1998, increased benefits expense associated with health care insurance, and increases in expenses associated with the Corporation's stock-based benefit plans, as a result of the Corporation's stock price. See Note 12 of Notes to Consolidated Financial Statements contained herein. Occupancy and equipment expense increased each year primarily due to equipment purchases. Other expense consisting primarily of franchise taxes, stock transfer expenses, loan related expenses and other sundry expenses increased $38,000 in fiscal 1998 as compared to an increase of $37,000 during fiscal 1997. See "Year 2000 Issue".

         During the year ended June 30, 1997, Congress enacted the Deposit Insurance Funds Act of 1996 (the "Act"), which brings major changes to the FDIC. One such change may eliminate the Bank Insurance Fund ("BIF") and the SAIF, the two insurance funds administered by the FDIC, by merging the two funds into a single fund. The Act also called for a special assessment on SAIF-assessable deposits to capitalize the SAIF and bring the fund into parity with the BIF. As a result of an assessment of 65.7 basis points on March 31, 1995 deposit balances (as required in the Act), the Company recorded a one-time charge of $269,000 to pre-tax earnings. The Bank, still remains a well-capitalized institution for regulatory purposes.

         FEDERAL INCOME TAX EXPENSE. Federal income tax expense for fiscal 1998 was $678,000 compared to $458,000 in fiscal 1997 and $518,000 in fiscal 1996.
The effective tax rate for federal income taxes was 35.7% in fiscal 1998, 35.9% in fiscal 1997 and 34.0% in fiscal 1996.

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

         Presented below, as of June 30, 1998, is an analysis of the Bank's interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in the yield curve, in 100 basis point increments, up and down 400 basis points compared to Board policy limits and in accordance with OTS regulations, based on the assumptions described below. Such limits have been established with consideration of the dollar impact of various rate changes and the Bank's strong capital position. As illustrated, the Bank's NPV is more sensitive to declining rates than rising rates.





             Change in                                June 30, 1998
                                                   -----------------------
           Interest Rate        Board Limit       $ Change        % Change
           (Basis Points)         % Change          in NPV         in NPV
           ---------------------------------------------------------------
                              (Dollars in Thousands)

                +400             (40)%           $(1,027)        (9)%
                +300             (30)               (480)        (4)
                +200             (20)                (89)        (1)
                +100             (10)                111          1
                 -0-             ---                 ---        ---
                -100             (10)               (368)        (3)
                -200             (20)               (960)        (8)
                -300             (30)             (1,258)       (10)
                -400             (40)             (1,440)       (12)


As of June 30, 1998, the Bank was in compliance with the Board limits regarding changes in NPV.

         Management continually works to achieve a relatively neutral position regarding interest rate risk. In the current interest rate environment, the Bank's customers are interested in obtaining long-term credit products and short-term savings products. Management has taken action to counter this trend. In this regard, the Bank sells most fixed rate one- to four-family loans with a term to maturity of greater than 15 years, retains adjustable-rate mortgage ("ARM") loans and has emphasized the origination of consumer loans with relatively short maturities or periods to repricing. Fifteen year mortgage loans held for the Bank's portfolio have been funded with 7 to 10 year amortizing FHLB advances at a positive spread. See Note 9 of the Notes to Consolidated Financial Statements.

         On the deposit side, management has worked to reduce the impact of interest rate changes by emphasizing low interest rate deposit products and maintaining competitive pricing on longer-term certificates of deposit.

         As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Certain assets, such as ARM loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of repayments on loans and early withdrawals from certificates of deposit could deviate significantly from those assumed in calculating the above table.

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

         Federal regulations have required the Bank to maintain minimum levels of liquid assets. The required percentage has varied from time to time based upon economic conditions and the savings flows, and is currently 4% of net withdrawable savings deposits and borrowings payable on demand or in one year or less during the preceding calendar month. Liquid assets for purposes of this ratio include cash, certain time deposits, U.S. Government, government agency and other securities and obligations generally having remaining maturities of less than five years. The Bank has maintained its liquidity ratio at levels in excess of those required. At June 30, 1998, the Bank's liquidity ratio was 7.44%.

         Liquidity management is both a daily and long term responsibility of management. Investments in liquid assets are adjusted based upon management's assessment of expected loan demand, expected deposit flows, yields available on interest-earning deposits and securities, and the objective of its asset/liability management program. Excess liquidity is invested generally in interest-earning overnight deposits of the FHLB of Indianapolis. The Bank also uses its borrowing capability through the FHLB of Indianapolis to meet liquidity needs.

         At June 30, 1998, the Bank had advances from the FHLB of Indianapolis of $22.0 million, used primarily to fund 15 year fixed-rate and adjustable-rate one- to four-family residential mortgage loans held in the Bank's portfolio. The Bank also uses its liquidity resources to meet ongoing commitments, to fund maturing certificates of deposit and deposit withdrawals, and to meet operating expenses. At June 30, 1998, the Bank had outstanding commitments to extend credit which amounted to $6.0 million (including $3.4 million in available home equity lines of credit). Management believes that loan repayments and other sources of funds, such as FHLB advances, will be adequate to meet the Bank's foreseeable liquidity needs.

         The primary operating activity of the Bank in addition to the collection of interest on interest-earning assets and the payment of interest on deposits and borrowings is the origination of loans for sale. During the years ended June 30, 1998, 1997 and 1996, the Bank originated loans for sale totaling $16.9 million, $3.0 million and $4.1 million, respectively, and received proceeds from the sale of such loans of $16.9 million, $2.9 million and $4.7 million, respectively. See Note 6 of Notes to Consolidated Financial Statements contained herein for detailed information.

         The primary financing activity of the Bank is deposits. For the years ended June 30, 1998, 1997 and 1996 there was a net increase in deposit accounts of $1.1 million, $1.3 million, and $1.0 million, respectively.

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

         As of June 30, 1998, the Bank had tangible capital and Tier 1 (core) capital of $9.8 million, or 12.3% of adjusted total assets, which was approximately $8.6 million and $7.4 million above the minimum requirements of 1.5% and 3.0%, respectively, of the adjusted total assets in effect on that date. As of June 30, 1998, the Bank had Tier 1 (core) capital of $9.8 million, or 12.6% of average total assets, which was approximately $6.7 million above the minimum requirement of 4.0% of average total assets in effect on that date. On June 30, 1998, the Bank had risk-based capital of $10.2 million (including $9.8 in core capital), or 20.7% of risk-weighted assets of $49.3 million. This amount was $6.3 million above the 8.0% requirement in effect on that date.

         The parent Corporation also has a need for, and sources of liquidity. Liquidity is required to fund its operating expenses, fund stock repurchase programs, as well as for the payment of any dividends to shareholders. At June 30, 1998, the parent Corporation had $217,000 in liquid assets on hand. The primary source of liquidity on an ongoing basis are dividends from the Bank. Dividends totaling $1.2 million were paid from the Bank to the Corporation for the year ended June 30, 1998. For the year ended June 30, 1998, the Corporation paid dividends to shareholders totaling $335,000 and repurchased 38,610 shares of common stock, as restated for the 10% stock dividend declared July 14, 1998, at a total cost $566,000. The Corporation has authority to repurchase under its current repurchase program an additional 51,018 shares of Corporation common stock at June 30, 1998, as restated for the 10% stock dividend declared July 14, 1998.

YEAR 2000 ISSUE

         The approach of the year 2000 presents potential problems to businesses that utilize computers in their daily operations. Some computer systems may not be able to properly interpret dates after December 31, 1999, because they use only two digits to indicate the year in the date. Therefore, a date using "00" as the year may be recognized as the year 1900 rather than the year 2000. See "Forward-Looking Statements".

         The Corporation has formed a Year 2000 Committee (the "Committee") to address the potential problems associated with the Year 2000 computer issue. The Committee, consisting of directors, officers and employees of the Corporation, meets on a regular basis and provides regular reports to the Board of Directors detailing progress with the Year 2000 issue.

         The Corporation's primary computer processing is provided by a data center, and through this data center the Corporation will migrate to a new Year 2000 compliant teller/bank operation platform in late 1998. To ensure the readiness of this system, the Corporation will perform testing of actual customer data on a separate system after conversion to the new platform. As of June 30, 1998, all in-house computer systems have been inspected and their risk of a Year 2000 failure identified. Also, all corporation software is being evaluated through vendor ensured readiness statements and testing by the Committee. The Corporation does not use any custom-programmed software. Another area under review are systems which utilize embedded microchips (such as in heating, ventilation and air conditioning systems, security and other related systems). Venders for these systems have been contacted and have indicated Year 2000 risks to be minimal.

         With an issue as complex as the Year 2000, the Corporation believes education of employees, customers and community members is vital to a better understanding of what real dangers are posed by the arrival of the Year 2000. Education has been provided through in-house training sessions, literature to customers, as well as seminars offered to the community. Additional information has been provided through the Corporation's internet site in the form of links to various Year 2000 information sites.

         Costs to the Corporation related to the Year 2000 issue are estimated to be between $50,000 and $60,000. To date the following Year 2000 expenses have been identified at approximately $40,000 for testing of the data center equipment and programs, $3,000 for equipment upgrades and $2,000 for employee and community education. It is impossible to predict the exact expenses associated with the Year 2000 issue and additional funds may be needed for unknown expenses related to Year 2000 testing, training, and education, as well as system and software replacements.

         As with any organization that depends on technology, particularly computer systems and software, a Year 2000 related failure poses a significant threat to continued business operations. While the Corporation is doing everything in its power to ensure Year 2000 readiness, we recognize that the success of our third party providers is vital to our success. Of primary concern are local utility and telecommunication companies. These, in addition to other third parties such as our data center, electronic banking service providers and financial partners, have been contacted and we are monitoring their progress towards their own Year 2000 readiness. Another potential risk to the Corporation includes lending and deposit relationships. The Committee is currently evaluating these two groups and assessing any potential risks, as well as establishing any necessary corrective procedures.

         Despite careful planning by the Corporation, we recognize there may be circumstances beyond our control that may prohibit us from operating "as usual" after December 31, 1999. The Committee is currently in the process of establishing a contingency plan to address potential Year 2000 problems.

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

IMPACT OF NEW ACCOUNTING STANDARDS

         Statement of Financial Accounting Standards ("SFAS") No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities", was issued 1996. It revised accounting for transfers of financial assets, such as loans and securities, and for distinguishing between sales and secured borrowings. It became effective for some transactions in 1997 and others beginning in 1998. The effect on the consolidated financial statements was not material.

         In June 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 130, "Reporting Comprehensive Income". This statement establishes standards for reporting and display of comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general-purpose financial statements. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Income tax effects must also be shown. SFAS 130 is effective for fiscal years beginning after December 15, 1997.

         In June 1997, the FASB issued SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 establishes standards for the way that public business enterprises report information about material operating segments in annual financial statements and requires that those enterprises report selected information about material operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. This statement is effective for financial statements for periods beginning after December 15, 1997.

       A new accounting standard, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", will require all derivatives to be recognized at fair value as either assets or liabilities in the consolidated balance sheets beginning with the quarter ended September 30, 1999. Changes in the fair value of derivatives not designated as hedging instruments are to be recognized currently in earnings. Gains or losses on derivatives designated as hedging instruments are either to be recognized currently in earnings or are to be recognized as a component of other comprehensive income, depending on the intended use of the derivatives and the resulting designations. The Corporation does not believe adoption of this new standard will have a material impact on its consolidated financial position or results of operations.

FORWARD-LOOKING STATEMENTS

         When used in this Annual Report to Shareholders or future filings by the Corporation with the Securities and Exchange Commission (the "Commission"), in the Corporation's press releases or other public or shareholder communications, or in oral statements made with the approval of an authorized executive officer, the words or phrases "will likely result", "are expected to", "will continue", "is anticipated", "estimated", "project", "believe" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. The Corporation wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and to advise readers that various factors including regional and national economic conditions, changes in levels of market interest rates, credit risks of lending activities, acceptance of new products, and competitive and regulatory factors could affect the Corporation's financial performance and could cause the Corporation's actual results for future periods to differ materially from those anticipated or projected. Additional risks and factors are detailed from time to time in the Corporation's reports filed with the Commission, including the report on Form 10-KSB for the year ended June 30, 1998.

         The Corporation does not undertake and specifically disclaims any obligation to publicly release the result of any revisions which may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

                               MSB FINANCIAL, INC.
                               Marshall, Michigan

                        CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996






                                    CONTENTS






REPORT OF INDEPENDENT AUDITORS............................................................................       16


CONSOLIDATED FINANCIAL STATEMENTS

     CONSOLIDATED BALANCE SHEETS..........................................................................       17

     CONSOLIDATED STATEMENTS OF INCOME....................................................................       18

     CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY...........................................       19

     CONSOLIDATED STATEMENTS OF CASH FLOWS................................................................       22

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS...........................................................       24


                         REPORT OF INDEPENDENT AUDITORS



Board of Directors and Shareholders
MSB Financial, Inc.
Marshall, Michigan


We have audited the accompanying consolidated balance sheets of MSB Financial, Inc. as of June 30, 1998 and 1997 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended June 30, 1998. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MSB Financial, Inc. as of June 30, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1998 in conformity with generally accepted accounting principles.





                                               /s/ Crowe, Chizek and Company LLP



Grand Rapids, Michigan
July 23, 1998

                               MSB FINANCIAL, INC.
                           CONSOLIDATED BALANCE SHEETS
                             June 30, 1998 and 1997

                                                                                      1998                1997
                                                                                      ----                ----
ASSETS
Cash and due from financial institutions                                        $     2,286,520    $      1,502,724
Interest-bearing deposits in other financial institutions                               994,193           1,577,888
                                                                                ---------------    ----------------
     Total cash and cash equivalents                                                  3,280,713           3,080,612

Securities held to maturity (fair value of
  $8,102 in 1998 and $11,455 in 1997)                                                     8,102              11,455
Loans held for sale, net of unrealized losses of
  $0 in 1998 and $0 in 1997                                                             295,300             150,000
Loans receivable, net of allowance for loan losses of
  $391,148 in 1998 and $302,903 in 1997                                              73,065,017          68,739,556
Federal Home Loan Bank stock                                                          1,158,200           1,043,700
Accrued interest receivable                                                             419,847             420,921
Premises and equipment, net                                                             648,878             577,058
Mortgage servicing rights                                                               177,006              27,595
Other assets                                                                            913,650             646,887
                                                                                ---------------    ----------------

                                                                                $    79,966,713    $     74,697,784
                                                                                ===============    ================
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
     Deposits
         Noninterest-bearing demand deposits                                    $       841,012    $        598,379
         Savings, NOW and MMDA deposits                                              21,679,740          21,495,688
         Other time deposits                                                         20,294,396          19,612,665
                                                                                ---------------    ----------------
              Total deposits                                                         42,815,148          41,706,732

     Federal Home Loan Bank advances                                                 21,971,976          19,373,600
     Advance payments by borrowers for taxes and insurance                              524,739             465,445
     Accrued interest payable                                                            93,114              79,114
     Accrued expenses and other liabilities                                           1,249,043             382,697
                                                                                ---------------    ----------------
                                                                                     66,654,020          62,007,588

Shareholders' equity
     Preferred stock, $.01 par value; 2,000,000 shares
       authorized; none outstanding
     Common stock, $.01 par value; 4,000,000 shares authorized; 1,631,315 shares issued and  1,338,051  shares  outstanding  at June 30,  1998;  1,483,014
       shares issued and 1,248,622 shares outstanding at June 30, 1997                   16,313              14,830
     Additional paid-in capital                                                       9,533,274           7,096,776
     Retained earnings, substantially restricted                                      6,970,925           8,372,493
     Unearned Employee Stock Ownership Plan shares                                     (318,181)           (383,006)
     Unearned Recognition and Retention Plan shares                                    (146,728)           (208,084)
     Treasury stock, at cost (293,264 and 234,392 common
       shares in 1998 and 1997, respectively)                                        (2,742,910)         (2,202,813)
                                                                                ---------------    ----------------
                                                                                     13,312,693          12,690,196
                                                                                ---------------    ----------------

                                                                                $    79,966,713    $     74,697,784
                                                                                ===============    ================



          See accompanying notes to consolidated financial statements.

                              MSB FINANCIAL, INC.
                        CONSOLIDATED STATEMENTS OF INCOME
                    Years ended June 30, 1998, 1997 and 1996



                                                                     1998              1997               1996
                                                                     ----              ----               ----
Interest and dividend income
     Loans receivable, including fees                          $    6,302,986     $    5,368,868    $     4,304,604
     Securities available for sale - taxable                                -             28,179            141,426
     Securities held to maturity - taxable                                674              5,659             51,905
     Other interest and dividend income                               221,886            136,095            173,051
                                                               --------------     --------------    ---------------
                                                                    6,525,546          5,538,801          4,670,986
Interest expense
     Deposits                                                       1,581,785          1,540,224          1,545,292
     Federal Home Loan Bank advances                                1,354,597            747,489             84,394
     Other interest expense                                            10,560              6,112                  -
                                                               --------------     --------------    ---------------
                                                                    2,946,942          2,293,825          1,629,686
                                                               --------------     --------------    ---------------

NET INTEREST INCOME                                                 3,578,604          3,244,976          3,041,300

Provision for loan losses                                              95,000             48,000             24,000
                                                               --------------     --------------    ---------------

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES                 3,483,604          3,196,976          3,017,300

Noninterest income
     Loan servicing fees, net                                          74,917             85,421             94,177
     Net gains on sales of loans held for sale                        258,807             46,982             30,715
     Service charges on deposit accounts                              156,107            124,367             97,683
     Net realized losses on sales of securities
       available for sale                                                   -            (47,950)                 -
     Other income                                                     177,599            111,933            107,398
                                                               --------------     --------------    ---------------
                                                                      667,430            320,753            329,973
Noninterest expense
     Salaries and employee benefits                                 1,018,836            867,468            761,965
     Occupancy and equipment expense                                  214,675            196,000            174,191
     Data processing expense                                          186,870            160,933            144,417
     Federal deposit insurance premium                                 52,193            346,113            114,151
     Director fees                                                    123,938            123,824            112,317
     Correspondent bank charges                                        60,829             57,769             51,137
     Michigan Single Business tax                                      73,000             58,550             56,450
     Provision (recovery) to adjust loans held for sale
       to lower of cost or market                                           -            (27,259)             1,270
     Advertising expense                                               71,364             57,279             56,998
     Professional fees                                                 89,803             87,410             83,609
     Supplies expense                                                  70,021             65,129             53,232
     Other expense                                                    288,779            250,512            213,940
                                                               --------------     --------------    ---------------
                                                                    2,250,308          2,243,728          1,823,677
                                                               --------------     --------------    ---------------

INCOME BEFORE FEDERAL INCOME TAX EXPENSE                            1,900,726          1,274,001          1,523,596

Federal income tax expense                                            678,000            458,000            518,000
                                                               --------------     --------------    ---------------

NET INCOME                                                     $    1,222,726     $      816,001    $     1,005,596
                                                               ==============     ==============    ===============

Earnings per common and common equivalent share
     Basic earnings per common share                               $     .98          $     .63          $    .71
                                                                   =========          =========          ========
     Diluted earnings per common share                             $     .94          $     .63          $    .71
                                                                   =========          =========          ========



        See accompanying to notes to consolidated financial statements.

                              MSB FINANCIAL, INC.
                      CONSOLIDATED STATEMENTS OF CHANGES IN
                              SHAREHOLDERS' EQUITY
                    Years ended June 30, 1998, 1997 and 1996


                                                                                               Net Unrealized
                                                                                                   Loss on       Unearned
                                                                                                 Securities      Employee
                                                                 Additional                    Available for      Stock
                                                    Common         Paid-In     Retained        Sale, Net of     Ownership
                                                     Stock         Capital     Earnings            Tax         Plan Shares
                                                     -----         -------     --------            ---         -----------
BALANCE AT JUNE 30, 1995                      $      7,220   $  6,674,977   $  7,139,068    $    (41,474)   $   (519,850)

Net income for 1996                                   --             --        1,005,596            --              --

Cash dividends declared on common
  stock, net of dividends on unearned
  ESOP shares - $.19 per share                        --             --         (274,514)           --              --

15,059 shares committed to be released
  under the ESOP                                      --           47,916           --              --            68,451

Issuance of 18,772 restricted common
  shares under the Recognition and
  Retention Plan (RRP)                                 188        293,125           --              --              --

Amortization of RRP shares                            --             --             --              --              --

Repurchase of 85,219 shares of common
  stock                                               --             --             --              --              --

Adjustment to costs related to
  1995 sale of common stock                           --            1,742           --              --              --

Net changes in net unrealized loss on
  securities available for sale, net of tax
  of $1,983                                           --             --             --             3,852            --
                                              ------------   ------------   ------------    ------------    ------------

BALANCE AT JUNE 30, 1996                             7,408      7,017,760      7,870,150         (37,622)       (451,399)



                                              Unearned
                                             Recognition
                                                 and                               Total
                                             Retention         Treasury        Shareholders'
                                             Plan Shares         Stock            Equity
                                             -----------         -----            ------



BALANCE AT JUNE 30, 1995                      $       --      $       --      $ 13,259,941

Net income for 1996                                   --              --         1,005,596

Cash dividends declared on common
  stock, net of dividends on unearned
  ESOP shares - $.19 per share                        --              --          (274,514)

15,059 shares committed to be released
  under the ESOP                                      --              --           116,367

Issuance of 18,772 restricted common
  shares under the Recognition and
  Retention Plan (RRP)                            (293,313)           --              --

Amortization of RRP shares                          39,113            --            39,113

Repurchase of 85,219 shares of common
  stock                                               --        (1,557,753)     (1,557,753)

Adjustment to costs related to
  1995 sale of common stock                           --              --             1,742

Net changes in net unrealized loss on
  securities available for sale, net of tax
  of $1,983                                           --              --             3,852
                                              ------------    ------------    ------------

BALANCE AT JUNE 30, 1996                          (254,200)     (1,557,753)     12,594,344



                                  (Continued)

                              MSB FINANCIAL, INC.
                      CONSOLIDATED STATEMENTS OF CHANGES IN
                        SHAREHOLDERS' EQUITY Years ended
                          June 30, 1998, 1997 and 1996



                                                                                              Net Unrealized
                                                                                                  Loss on         Unearned
                                                                                                Securities        Employee
                                                                Additional                     Available for       Stock
                                                  Common         Paid-In        Retained       Sale, Net of      Ownership
                                                   Stock         Capital        Earnings            Tax         Plan Shares
                                                   -----         -------        --------            ---         -----------

BALANCE AT JUNE 30, 1996                      $      7,408   $  7,017,760   $  7,870,150    $    (37,622)   $   (451,399)

Net income for 1997                                   --             --          816,001            --              --

Cash dividends declared on common
  stock, net of dividends on unearned
  ESOP shares - $.23 per share                        --             --         (306,243)           --              --

15,046 shares committed to be released
  under the ESOP                                      --           65,575           --              --            68,393

Issuance of 722 restricted common
  shares under the Recognition and
  Retention Plan (RRP)                                   7         13,441           --              --              --

Amortization of RRP shares                            --             --             --              --              --

Repurchase of 31,977 shares of common
  stock                                               --             --             --              --              --

Issuance of 741,507 common shares
  from declaration of 2 for 1 stock split            7,415           --           (7,415)           --              --

Net changes in net unrealized loss on
  securities available for sale, net of tax
  of $19,382                                          --             --             --            37,622            --
                                              ------------   ------------   ------------    ------------    ------------

BALANCE AT JUNE 30, 1997                            14,830      7,096,776      8,372,493            --          (383,006)





                                                   Unearned
                                                  Recognition
                                                      and                         Total
                                                  Retention         Treasury  Shareholders'
                                                  Plan Shares         Stock      Equity
                                                  -----------         -----      ------

BALANCE AT JUNE 30, 1996                      $   (254,200)   $ (1,557,753)   $ 12,594,344

Net income for 1997                                   --              --           816,001

Cash dividends declared on common
  stock, net of dividends on unearned
  ESOP shares - $.23 per share                        --              --          (306,243)

15,046 shares committed to be released
  under the ESOP                                      --              --           133,968

Issuance of 722 restricted common
  shares under the Recognition and
  Retention Plan (RRP)                             (13,448)           --              --

Amortization of RRP shares                          59,564            --            59,564

Repurchase of 31,977 shares of common
  stock                                               --          (645,060)       (645,060)

Issuance of 741,507 common shares
  from declaration of 2 for 1 stock split             --              --              --

Net changes in net unrealized loss on
  securities available for sale, net of tax
  of $19,382                                          --              --            37,622
                                              ------------    ------------    ------------

BALANCE AT JUNE 30, 1997                          (208,084)     (2,202,813)     12,690,196







                                  (Continued)

                               MSB FINANCIAL, INC.
                      CONSOLIDATED STATEMENTS OF CHANGES IN
                              SHAREHOLDERS' EQUITY
                    Years ended June 30, 1998, 1997 and 1996


                                                                                                 Net Unrealized
                                                                                                     Loss on       Unearned
                                                                                                   Securities      Employee
                                                                  Additional                      Available for      Stock
                                                  Common            Paid-In         Retained      Sale, Net of     Ownership
                                                   Stock            Capital         Earnings           Tax        Plan Shares
                                                   -----            -------         --------           ---        -----------

BALANCE AT JUNE 30, 1997                        $    14,830    $   7,096,776     $   8,372,493    $         -     $  (383,006)

Net income for 1998                                       -                -         1,222,726              -               -

Cash dividends declared on common
  stock, net of dividends on unearned
  ESOP shares - $.26 per share                            -                -          (334,897)             -               -

14,262 shares committed to be released
  under the ESOP                                          -          152,375                 -              -          64,825

Issuance of 2,888 common shares from
 treasury stock due to exercise of stock
 options                                                  -           (3,791)                -              -               -

Amortization of RRP shares                                -                -                 -              -               -

Repurchase of 35,100 shares of common
  stock                                                   -                -                 -              -               -

Issuance of 148,301  common  shares,
  including  26,660  shares held as treasury
  stock, from declaration of 10% stock
  dividend, net of fractional shares                  1,483        2,287,914        (2,289,397)             -               -
                                                -----------    -------------     -------------    -----------     -----------

BALANCE AT JUNE 30, 1998                        $    16,313    $   9,533,274     $   6,970,925    $         -     $  (318,181)
                                                ===========    =============     =============    ===========     ============




                                                  Unearned
                                                 Recognition
                                                     and                               Total
                                                 Retention         Treasury        Shareholders'
                                                 Plan Shares         Stock            Equity
                                                 -----------         -----            ------

BALANCE AT JUNE 30, 1997                        $  (208,084)    $  (2,202,813)    $  12,690,196

Net income for 1998                                       -                -          1,222,726

Cash dividends declared on common
  stock, net of dividends on unearned
  ESOP shares - $.26 per share                            -                -           (334,897)

14,262 shares committed to be released
  under the ESOP                                          -                -            217,200

Issuance of 2,888 common shares from
 treasury stock due to exercise of stock
 options                                                  -           26,353             22,562

Amortization of RRP shares                           61,356                -             61,356

Repurchase of 35,100 shares of common
  stock                                                   -         (566,450)          (566,450)

Issuance of 148,301  common  shares,
  including  26,660  shares held as treasury
  stock, from declaration of 10% stock
  dividend, net of fractional shares                      -                -                  -
                                                -----------    -------------     --------------
BALANCE AT JUNE 30, 1998                        $  (146,728)    $  (2,742,910)    $  13,312,693
                                                ============    =============    ==============









          See accompanying notes to consolidated financial statements.

                              MSB FINANCIAL, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                         Years ended June 30, 1998,
                                  1997 and 1996


                                                                       1998             1997              1996
                                                                       ----             ----              ----
CASH FLOWS FROM OPERATING ACTIVITIES
     Net income                                                  $     1,222,726   $      816,001   $     1,005,596
     Adjustments to reconcile net income
       to net cash provided by operating activities
         Provision for loan losses                                        95,000           48,000            24,000
         Provision (recovery) to adjust loans held
           for sale to lower of cost or market                                 -          (27,259)            1,270
         Depreciation                                                    108,346          100,913            92,607
         Amortization of mortgage servicing rights                        18,434            1,168                 -
         Net amortization of premium (discount)                                -              396             4,429
         Employee Stock Ownership Plan expense                           217,200          133,968           116,367
         Recognition and Retention Plan expense                           61,356           59,564            39,113
         Originations of loans held for sale                         (16,929,952)      (2,992,755)       (4,078,270)
         Proceeds from sales of loans held for sale                   16,875,614        2,894,510         4,720,966
         Net gains on sales of loans held for sale                      (258,807)         (46,982)          (30,715)
         Net realized losses on sales of securities
           available for sale                                                  -           47,950                 -
         Stock dividend on securities available for sale                       -                -           (13,695)
         Change in assets and liabilities:
              Accrued interest receivable                                  1,074          (88,681)          (98,911)
              Other assets                                              (266,763)        (314,197)         (246,600)
              Accrued interest payable                                    14,000           34,782             8,772
              Accrued expenses and other liabilities                     866,346         (250,863)          327,890
                                                                 ---------------   --------------   ---------------
                  Net cash from operating activities                   2,024,574          416,515         1,872,819

CASH FLOWS FROM INVESTING ACTIVITIES
     Proceeds from sales of securities available for sale                      -        2,127,211                 -
     Proceeds from maturities of securities available
       for sale                                                                -                -           500,000
     Purchases of securities held to maturity                                  -                -        (1,005,312)
     Proceeds from maturities of securities
       held to maturity                                                        -        1,000,000                 -
     Principal paydowns on mortgage-backed
       securities held to maturity                                         3,353            4,530             6,293
     Purchase of Federal Home Loan Bank stock                           (114,500)        (727,000)           (6,400)
     Net increase in loans                                            (4,420,461)     (15,509,130)      (10,010,421)
     Net purchases of premises and equipment                            (180,166)        (147,789)         (221,128)
                                                                 ----------------  --------------   ---------------
         Net cash from investing activities                           (4,711,774)     (13,252,178)      (10,736,968)



                                  (Continued)

                              MSB FINANCIAL, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                           Years ended June 30, 1998,
                                  1997 and 1996



                                                        1998             1997              1996
                                                        ----             ----              ----
CASH FLOWS FROM FINANCING ACTIVITIES
     Net change in deposits                         $  1,108,416    $  1,254,674    $  1,005,668
     Proceeds from Federal Home Loan Bank
       advances                                       19,500,000      17,500,000       6,000,000
     Repayments on Federal Home Loan Bank
       advances                                      (16,901,624)     (4,126,400)           --
     Net change in advance payments
       by borrowers for taxes and insurance               59,294          59,244          45,194
     Cash dividends paid                                (334,897)       (306,243)       (274,514)
     Proceeds from exercise of stock options              22,562            --              --
     Repurchase of common stock                         (566,450)       (645,060)     (1,557,753)
     Adjustment to costs related to 1995 sale
       of common stock                                      --              --             1,742
                                                    ------------    ------------    ------------
         Net cash from financing activities            2,887,301      13,736,215       5,220,337
                                                    ------------    ------------    ------------

Net change in cash and cash equivalents                  200,101         900,552      (3,643,812)

Cash and cash equivalents at beginning of period       3,080,612       2,180,060       5,823,872
                                                    ------------    ------------    ------------

CASH AND CASH EQUIVALENTS AT END OF PERIOD          $  3,280,713    $  3,080,612    $  2,180,060
                                                    ============    ============    ============

Supplemental disclosures of cash flow information
     Cash paid during the period for
         Interest                                   $  2,932,942    $  2,259,043    $  1,620,914
         Income taxes                                    723,956         497,299         598,000

Supplemental disclosure of noncash investing
  activities
     Transfers from loans held for sale to loans
       held to maturity                             $       --      $    950,741    $    447,092



          See accompanying notes to consolidated financial statements.

                               MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996

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

Use of Estimates in the Preparation of Financial Statements: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period, as well as the disclosures provided. Areas involving the use of estimates and assumptions in the accompanying financial statements include the allowance for loan losses, fair values of securities and other financial instruments, the value of mortgage servicing rights, determination and carrying value of impaired loans, the classification and carrying value of loans held for sale, the accrued liability for deferred compensation, the fair value of stock options, the realization of deferred tax assets, and the determination of depreciation of premises and equipment recognized in the Corporation's financial statements. Actual results could differ from those estimates. Estimates associated with the allowance for loan losses, the classification and carrying value of loans held for sale, the fair value of stock options and the fair values of financial instruments are particularly susceptible to material change in the near term.

Cash Equivalents: For purposes of the consolidated statements of cash flows, the Corporation considers all highly liquid debt instruments with original maturities when purchased of three months or less to be cash equivalents. The Corporation reports net cash flows for customer loan and deposit transactions.

Securities: Securities available for sale include those the Corporation may decide to sell due to changes in interest rates, prepayment risks, yield and availability of alternative investments, liquidity needs, or other factors. Securities classified as available for sale are reported at their fair value and the related unrealized holding gain or loss is reported, net of related income tax effects, as a separate component of shareholders' equity until realized.






                                  (Continued)

                              MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996




NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Securities for which management has the positive intent and the Corporation has the ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the estimated life of the security.

Premiums and discounts on securities are recognized in interest income using the interest method over the estimated life of the security. Gains and losses on the sale of securities are determined using the specific identification method based on amortized cost.

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

Effective July 1, 1996, the Corporation adopted Statement of Financial Accounting Standards ("SFAS") No. 122, Accounting for Mortgage Servicing Rights. This Statement changed the accounting for mortgage servicing rights retained by a loan originator. Under this standard, if the originator sells or securitizes mortgage loans and retains the related servicing rights, the total cost of the mortgage loan is allocated between the loan (without the servicing rights) and the servicing rights, based on their relative fair values. Under prior practice, all such costs were assigned to the loan. The costs allocated to mortgage servicing rights are now recorded as a separate asset and are amortized in proportion to, and over the life of, the net servicing income. The carrying value of the mortgage servicing rights are periodically evaluated for impairment. The effect of adopting the statement was not material.

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



                                   (Continued)

                              MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996




NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Foreclosed Real Estate: Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of cost or fair value minus estimated costs to sell. There were no foreclosed real estate properties held at June 30, 1998. Foreclosed real estate at June 30, 1997 amounted to $29,000.


                                  (Continued)

                              MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996




NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Employee Benefits: The Corporation has a noncontributory defined benefit pension plan and a defined contribution 401(k) plan, each covering substantially all employees. The pension plan is funded through a multi-employer defined benefit plan, on the individual level premium method. The defined contribution plan is a multi-employer contributory profit sharing plan. The amount of the Corporation's contribution is at the discretion of its Board of Directors and is limited to the amount deductible for federal income tax purposes.

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


                                  (Continued)

                              MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996


NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Stock Splits and Stock Dividends: Common share amounts and market values and price per share disclosures related to stock repurchase programs, stock-based compensation plans and earnings and dividends per share disclosures have been restated for the 10% stock dividend declared July 14, 1998 and payable August 31, 1998 to shareholders of record on August 10, 1998; and the two-for-one stock split effected in the form of a 100% stock dividend which was declared July 8, 1997 and paid on August 7, 1997. Stock dividends in excess of 20% are reported by transferring the par value of the stock issued from retained earnings to common stock. Stock dividends for 20% or less are reported by transferring the market value, as of the ex-dividend date, of the stock issued from retained earnings to common stock and additional paid-in capital. Fractional share amounts are paid in cash with a reduction in retained earnings. As of June 30, 1998, common stock includes $1,483 for the stock dividend payable August 31, 1998.




                                  (Continued)

                              MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996



NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings Per Common Share: Basic and diluted earnings per common share are computed under a new accounting standard effective beginning with the quarter ended December 31, 1997. All prior earnings per common share amounts have been restated to be comparable. Basic earnings per common share is based on the net income divided by the weighted average number of common shares outstanding during the period. ESOP shares are considered outstanding for earnings per common share calculations as they are committed to be released; unearned shares are not considered outstanding. Recognition and retention plan ("RRP") shares are considered outstanding for earnings per common share calculations as they become vested. Diluted earnings per common share shows the dilutive effect of additional potential common shares issuable under stock options and nonvested shares issued under the RRP. Earnings and dividends per common share are restated for all stock splits and dividends.

Stock Compensation: Expense for employee compensation under stock option plans is based on Accounting Principles Board ("APB") Opinion 25, with expense reported only if options are granted below market price at grant date. If applicable, disclosures of net income and earnings per share are provided as if the fair value method of SFAS No. 123 were used for stock-based compensation.

New Accounting Pronouncements: SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, was issued in 1996. It revised the accounting for transfers of financial assets, such as loans and securities, and for distinguishing between sales and secured borrowings. It became effective for some transactions in 1997 and others beginning in 1998. The effect on the consolidated financial statements was not material.

A new accounting standard, SFAS No. 130, Reporting Comprehensive Income, will require future reporting of comprehensive income beginning with the quarter ended September 30, 1998. Comprehensive income is net income plus changes in the net unrealized gain (loss) on securities available for sale, net of tax.

A new accounting standard, SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, will require future reporting of additional information related to material business segments beginning with the year ended June 30, 1999.

A new accounting standard, SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, will require all derivatives to be recognized at fair value as either assets or liabilities in the Consolidated Balance Sheets beginning with the quarter ended September 30, 1999. Changes in the fair value of derivatives not designated as hedging instruments are to be recognized currently in earnings. Gains or losses on derivatives designated as hedging instruments are either to be recognized currently in earnings or are to be recognized as a component of other comprehensive income, depending on the intended use of the derivatives and the resulting designations. The Corporation does not believe adoption of this new standard will have a material impact on its consolidated financial position or results of operations.





                                  (Continued)

                              MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996




NOTE 2 - EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE

A reconciliation of the numerators and denominators used in the computation of the basic earnings per common share and diluted earnings per common share is presented below:



                                                                            Year ended June 30,
                                                                      1998              1997             1996
                                                                      ----              ----             ----
     BASIC EARNINGS PER COMMON SHARE
         Numerator
           Net income                                         $    1,222,726     $     816,001    $    1,005,596
                                                              ==============     =============    ==============

         Denominator
           Weighted average common shares
             outstanding                                           1,357,606         1,414,203         1,547,323
           Less:  Average unallocated ESOP shares                    (77,131)          (91,785)         (106,838)
           Less:  Average nonvested RRP shares                       (28,934)          (36,717)          (27,532)
                                                              ---------------    --------------   ---------------

           Weighted average common shares
             outstanding for basic earnings per
             common share                                          1,251,541         1,285,701         1,412,953
                                                              ==============     =============    ==============

         Basic earnings per common share                      $          .98     $        .63     $          .71
                                                              ==============     ============     ==============




                                                                            Year ended June 30,
                                                                    1998                1997             1996
                                                                    ----                ----             ----
     DILUTED EARNINGS PER COMMON SHARE
         Numerator
           Net income                                         $    1,222,726     $     816,001    $    1,005,596
                                                              ==============     =============    ==============

         Denominator
           Weighted average common shares
             outstanding for basic earnings per
             common share                                          1,251,541         1,285,701         1,412,953
           Add:  Dilutive effects of average
             nonvested RRP shares, net of tax
             benefits                                                  7,667                 -                 -
           Add:  Dilutive effects of assumed
             exercises of stock options                               47,149            13,425             4,299
                                                              --------------     -------------    --------------

           Weighted average common shares
             and dilutive potential common
             shares outstanding                                    1,306,357         1,299,126         1,417,252
                                                              ==============     =============    ==============

         Diluted earnings per common share                    $          .94     $        .63     $          .71
                                                              ==============     ============     ==============


Stock options for 67,848 and 12,100 shares of common stock were not considered in computing diluted earnings per common share for the years ended June 30, 1998 and 1997, respectively, because they were antidilutive.



                                  (Continued)

                              MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996





 NOTE 3 - INTEREST-BEARING DEPOSITS IN OTHER FINANCIAL INSTITUTIONS

Interest-bearing deposits in other financial institutions at June 30 consist of the following:


                                                                                       1998               1997
                                                                                       ----               ----

     FHLB overnight time deposits                                                 $      500,975    $     1,080,478
     FHLB cash management account                                                        493,218            497,410
                                                                                  --------------    ---------------

                                                                                  $      994,193    $     1,577,888
                                                                                  ==============    ===============


NOTE 4 - SECURITIES

The amortized cost and fair value of securities at June 30, 1998 and 1997 are as follows:

                                                                         Gross          Gross
                                                       Amortized      Unrealized     Unrealized           Fair
                                                         Cost            Gains         Losses             Value
                                                         ----            -----         ------             -----
HELD TO MATURITY

1998
----
     Mortgage-backed securities                    $        8,102     $         -    $         -    $         8,102
                                                   ==============     ===========    ===========    ===============

1997
----
     Mortgage-backed securities                    $       11,455     $         -    $         -    $        11,455
                                                   ==============     ===========    ===========    ===============


There were no sales of securities during the year ended June 30, 1998. Proceeds from sales of securities available for sale during the year ended June 30, 1997 were $2,127,211. Gross losses of $47,950 were realized on these sales. There were no sales of securities during the year ended June 30, 1996. No securities classified as held to maturity under SFAS No. 115 were sold or transferred to securities available for sale during the year ended June 30, 1998, 1997 or 1996.

The amortized cost and fair value of debt securities at June 30, 1998, by contractual maturity, are not shown as the only debt securities held at June 30, 1998 were mortgage-backed securities for which principal reductions are expected on a monthly basis.




                                  (Continued)

                              MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996





NOTE 5 - LOANS RECEIVABLE, NET

Loans at June 30 are classified as follows:

                                                                                      1998                1997
                                                                                      ----                ----
     Real estate loans
         One-to-four family                                                     $    52,557,660    $     48,407,584
         Commercial                                                                  10,367,408          10,177,904
         Construction or development                                                  5,601,696           5,093,590
                                                                                ---------------    ----------------
                                                                                     68,526,764          63,679,078
     Other loans
         Consumer loans
              Home equity lines of credit                                             3,243,830           3,636,283
              Second mortgage loans                                                     349,348             546,733
              Automobile                                                              1,791,947           1,670,424
              Other                                                                   1,598,616           1,260,625
                                                                                ---------------    ----------------
                                                                                      6,983,741           7,114,065
         Commercial business loans                                                      851,733             920,219
                                                                                ---------------    ----------------
              Total other loans                                                       7,835,474           8,034,284
                                                                                ---------------    ----------------

                  Total loans                                                        76,362,238          71,713,362
     Less:
         Loans held for sale                                                           (295,300)           (150,000)
         Loans in process                                                            (2,307,547)         (2,202,117)
         Deferred loan fees and discounts                                              (303,226)           (318,786)
         Allowance for loan losses                                                     (391,148)           (302,903)
                                                                                ----------------   ----------------

              Net loans                                                         $    73,065,017    $     68,739,556
                                                                                ===============    ================

Activity in the allowance for loan losses is summarized as follows for the years ended June 30:

                                                                          1998             1997            1996
                                                                          ----             ----            ----

     Balance at beginning of year                                     $    302,903    $    348,067     $    329,170
         Provision charged to operating expense                             95,000          48,000           24,000
         Recoveries credited to allowance                                    7,176           2,780            4,338
         Loans charged off                                                 (13,931)        (95,944)          (9,441)
                                                                      -------------   ------------     ------------

     Balance at end of year                                           $    391,148    $    302,903     $    348,067
                                                                      ============    ============     ============




                                  (Continued)

                              MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996





NOTE 5 - LOANS RECEIVABLE, NET (Continued)

Information regarding impaired loans is as follows for the year ended June 30, 1998, 1997 and 1996:


                                                                          1998  `            1997         1996
                                                                          ----               ----         ----
     Average investment in impaired loans                            $  591,000           $603,000    $  380,000
     Interest income recognized on impaired loans
       including interest income recognized on
       cash basis                                                        50,000             50,000        32,000
     Interest income recognized on impaired loans
       on cash basis                                                     50,000             50,000        32,000


Information regarding impaired loans at June 30, 1998, 1997 and 1996 is as follows:

                                                                          1998               1997         1996
                                                                          ----               ----         ----

     Balance of impaired loans                                       $  586,000         $  596,000    $  375,000
     Less: Portion for which no allowance for loan
       losses is allocated                                             (586,000)          (596,000)     (375,000)
                                                                     ----------         ----------    ----------

     Portion of impaired loan balance for which an
       allowance for loan losses is allocated                        $        -         $        -    $        -
                                                                     ==========         ==========    ==========

     Portion of allowance for loan losses allocated
       to the impaired loan balance                                  $        -         $        -    $        -
                                                                     ==========         ==========    ==========



                                  (Continued)

                              MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996


NOTE 6 - SECONDARY MORTGAGE MARKET ACTIVITIES

The following summarizes the Corporation's secondary mortgage market activities for the years ended June 30:



                                                                    1998                1997                1996
                                                                    ----                ----                ----
     Activity during the year:
         Loans originated for resale, net of
           principal paydowns                               $    16,929,952     $     2,992,755    $      4,078,270
         Loans transferred to held to maturity                            -             950,741             447,092
         Proceeds from sales of loans originated
           for resale                                            16,875,614           2,894,510           4,720,966
         Gain on sales of loans originated
           for resale                                               258,807              46,982              30,715
         Portion of gain resulting from costs
           allocated to mortgage servicing rights                   167,845              28,763                   -
         Loan servicing fees, net                                    74,917              85,421              94,177

     Balance at June 30:
         Loans held for sale                                $       295,300     $       150,000    $        984,277
         Less: Allowance to adjust loans held
           for sale to lower of aggregate cost or
           market                                                         -                   -             (27,259)
                                                            ---------------     ---------------    ----------------

              Loans held for sale, net                      $       295,300     $       150,000    $        957,018
                                                            ===============     ===============    ================




Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans at June 30 are summarized as follows:

                                                                 1998                1997                1996
                                                                 ----                ----                ----
     Mortgage loan portfolios serviced for:
         FHLMC                                              $    39,748,411     $    32,756,668    $     34,612,290
         Other investors                                                  -                   -                 168
                                                            ---------------     ---------------    ----------------

                                                            $    39,748,411     $    32,756,668    $     34,612,458
                                                            ===============     ===============    ================

Custodial escrow balances maintained in connection with the foregoing serviced loans were $245,000, $208,000 and $203,000 at June 30, 1998, 1997 and 1996,
respectively.



                                  (Continued)

                              MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996





NOTE 7 - PREMISES AND EQUIPMENT, NET

A summary of premises and equipment at June 30 is as follows:



                                                                                        1997                1996
                                                                                        ----                ----

     Land                                                                       $       348,338    $        327,100
     Buildings                                                                          482,145             475,758
     Furniture, fixtures and equipment                                                  587,295             481,167
                                                                                ---------------    ----------------
                                                                                      1,417,778           1,284,025
     Less:  Accumulated depreciation                                                   (768,900)           (706,967)
                                                                                ---------------    ----------------

                                                                                $       648,878    $        577,058
                                                                                ===============    ================


NOTE 8 - DEPOSITS

The aggregate amount of short term jumbo certificates of deposit in denominations of $100,000 or more was $1,271,000 and $722,000 at June 30, 1998 and 1997, respectively.

At June 30, 1998, the scheduled maturities of certificates of deposit are as follows for the years ended June 30:



                  1999                                                          $    13,955,906
                  2000                                                                2,401,710
                  2001                                                                2,436,187
                  2002                                                                  495,697
                  2003                                                                1,004,896
                                                                                ---------------
                                                                                $    20,294,396
                                                                                ===============



                                  (Continued)

                              MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996






NOTE 9 - FEDERAL HOME LOAN BANK ADVANCES

At June 30, 1998 and 1997, the Corporation had advances from the Federal Home Loan Bank of Indianapolis as follows:



       Maturity Date                                 Interest Rate                     1998               1997
       -------------                                 -------------                     ----               ----
     July 24, 1997                                5.8359% (fixed)                 $            -    $     3,000,000
     July 28, 1997                                5.8500% (fixed)                              -          1,500,000
     August 4, 1997                               5.9100% (fixed)                              -            500,000
     September 10, 1997                           5.8300% (fixed)                              -          1,000,000
     September 14, 1998                           5.8700% (variable)                   1,000,000                  -
     November 15, 2001                            6.2100% (fixed)                      1,902,258          2,000,000
     March 15, 2002                               6.2800% (fixed)                      1,270,431          1,500,000
     August 15, 2002                              6.3100% (fixed)                      2,000,000                  -
     November 15, 2002                            6.1400% (fixed)                        500,000                  -
     February 18, 2003                            5.8000% (fixed)                      1,000,000                  -
     March 15, 2004                               6.3900% (fixed)                        872,915          1,000,000
     March 15, 2004                               6.3200% (fixed)                      2,378,323          3,000,000
     July 15, 2004                                6.5900% (fixed)                      2,000,000          2,000,000
     August 16, 2004                              6.4600% (fixed)                      1,000,000                  -
     October 15, 2004                             6.3000% (fixed)                      1,000,000                  -
     November 15, 2004                            6.4300% (fixed)                      1,000,000                  -
     February 15, 2005                            5.8900% (fixed)                      1,000,000                  -
     June 15, 2005                                6.0500% (fixed)                      1,500,000                  -
     February 15, 2006                            5.8400% (fixed)                      1,660,940          1,873,600
     August 15, 2006                              6.7300% (fixed)                      1,887,109          2,000,000
                                                                                  --------------    ---------------
                                                                                  $   21,971,976    $    19,373,600
                                                                                  ==============    ===============


Each advance is entirely payable at its respective maturity date. These advances were required to be collateralized by at least $35,155,000 and $30,998,000 of the Corporation's first mortgage loans under a blanket lien arrangement at June 30, 1998 and 1997, respectively.


NOTE 10 - RELATED PARTY TRANSACTIONS

An analysis of aggregate loans outstanding to directors, executive officers and their affiliates follows:

                                                                       1998               1997               1996
                                                                       ----               ----               ----

     Aggregate balance, July 1                                 $      540,000     $      501,000    $       375,000
         New loans and renewals                                       498,000            136,000            303,000
         Repayments and renewals                                     (254,000)           (97,000)          (177,000)
                                                               --------------     --------------    ---------------
     Aggregate balance, June 30                                $      784,000     $      540,000    $       501,000
                                                               ==============     ==============    ===============




                                  (Continued)

                              MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996





NOTE 10 - RELATED PARTY TRANSACTIONS (Continued)

Total deposits from directors, executive officers and their affiliates were $1,376,000 and $1,183,000 at June 30, 1998 and 1997, respectively.


NOTE 11 - DEFERRED DIRECTOR FEES

During the year ended June 30, 1996, deferred director fee plans were implemented for certain directors of the Corporation and the Bank. Under the plans, the Corporation/Bank is obligated to pay each such individual or beneficiaries the amount of fees deferred plus interest credited thereon over a period of 15 years, beginning with the individual's termination of service. A liability is being accrued for the obligation under these plans. The expense incurred for the deferred directors fees for the year ended June 30, 1998, 1997 and 1996 was $71,160, $73,812 and $36,375 resulting in a deferred compensation liability of $181,347, $110,187 and $36,375 for the same periods. To fund the benefits that will be payable under these plans, life insurance on the participants was purchased. The cash surrender value of such insurance at June 30, 1998 and 1997 was $864,687 and $563,502 and is included in other assets in the Consolidated Balance Sheets.


NOTE 12 - STOCK-BASED COMPENSATION PLANS

The Corporation has an ESOP for the benefit of substantially all employees. Contributions to the ESOP are made by the Corporation and are determined by the Corporation's Board of Directors at their discretion. The contributions may be made in the form of cash or the Corporation's common stock. The annual contributions may not be greater than the amount deductible for federal income tax purposes and cannot cause the Corporation to violate regulatory capital requirements.

To fund the plan, the ESOP borrowed $577,610 from the Corporation for the purpose of purchasing 127,074 shares of stock at $4.55 per share. Principal and interest payments on the loan are due in annual installments over a 10-year period beginning June 30, 1995. Principal is reduced in equal amounts over the term of the loan. Interest is payable during the term of the loan at a fixed rate of 8.07% on the unpaid principal balance. The loan is collateralized by the unallocated shares of the Corporation's common stock purchased with the loan proceeds and will be repaid by the ESOP with funds from the Corporation's contributions to the ESOP and earnings on ESOP assets.

Shares are allocated among participants each June 30 on the basis of principal and interest payments made by the ESOP on the loan from the Corporation, according to each participant's relative compensation. Dividends on unearned shares are used to reduce the accrued interest and principal amount of the ESOP's loan payable to the Corporation.



                                  (Continued)

                              MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996




NOTE 12 - STOCK-BASED COMPENSATION PLANS (Continued)

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

During the years ended June 30, 1998, 1997 and 1996, contributions of $68,160, $71,941 and $77,754, respectively, were made to the ESOP. For the same respective periods, 14,262, 15,046 and 15,059 shares with an average fair value of $15.23, $8.90 and $7.73 per share were committed to be released, resulting in ESOP compensation expense of $217,200, $133,968 and $116,367, respectively.

Shares held by the ESOP at June 30 are as follows:



                                                                                          1998               1997
                                                                                          ----               ----

     Allocated to participants                                                            57,074             42,812
     Unearned                                                                             70,000             84,262
                                                                                  --------------    ---------------

         Total ESOP shares                                                               127,074            127,074
                                                                                  ==============    ===============
         Fair value of unearned shares                                            $    1,018,000    $       890,000
                                                                                  ==============    ===============

         Fair value of allocated shares subject
           to repurchase obligation                                               $            -    $             -
                                                                                  ==============    ===============

The 1995 stock option and incentive plan ("SOP"), as approved by the Corporation's shareholders, was authorized by the Board of Directors on October 24, 1995 for the benefit of directors and certain officers of the Corporation. The 1995 SOP and the 1997 SOP, discussed below, are administered by a Committee of Directors of the Corporation. This Committee selects recipients and terms of awards pursuant to the plans. The total shares made available under the 1995 SOP was 158,842. The Committee has awarded, under the 1995 SOP, options to purchase 96,892 shares of common stock at an exercise price of $7.1023 per share (October
1995), 2,383 shares of common stock at an exercise price of $8.4659 per share (November 1996), and 12,100 shares of common stock at an exercise price of $10.0568 per share (June 1997), which were the market prices of the Corporation's common stock on the date of the awards. During the year ended June 30, 1998, 3,177 options were exercised at $7.1023 per share (November 1997). At June 30, 1998, there were 108,198 options outstanding and there were 47,467 shares reserved for future grants under the 1995 SOP. The 1995 SOP options vest in five equal annual installments, with the first installment vested on October 24, 1996, and expire ten years from date of grant. As of June 30, 1998, no 1995 SOP options have expired or been canceled.


                                  (Continued)

                               MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996

NOTE 12 - STOCK-BASED COMPENSATION PLANS (Continued)

The 1997 SOP was approved by shareholders and directors on October 28, 1997 for the benefit of directors, officers and employees of the Corporation. The total shares made available under the 1997 SOP was 67,848. The Committee has awarded, under the 1997 SOP, options to purchase 46,200 shares of common stock, expiring ten years from the date of grant, at an exercise price of $16.3636 per share with immediate vesting (October 1997), 2,820 shares of common stock, expiring ten years from the date of grant, at an exercise price of $15.4545 per share with immediate vesting (June 1998), 273 shares of common stock, expiring ten years from the date of grant, at an exercise price of $15.4545 per share, with a one year vesting period (June 1998) and 18,555 shares of common stock, expiring fifteen years from the date of grant, at an exercise price of $15.4545 per share with immediate vesting (June 1998), which were the market prices of the Corporation's common stock on the date of the awards. At June 30, 1998, there were 67,848 options outstanding and there were no shares reserved for future grants under the 1997 SOP. As of June 30, 1998, no 1997 SOP options have been exercised, expired or canceled.

SFAS No. 123, which became effective for stock-based compensation awarded during fiscal years beginning after December 15, 1995, requires proforma disclosures for companies that do not adopt its fair value accounting method for stock-based employee compensation for awards granted in the first fiscal year beginning after December 15, 1994. Accordingly, the following proforma information presents net income and earnings per share had the fair value method been used to measure compensation cost for stock option plans. The exercise price of options granted is equivalent to the market value of underlying stock at the grant date. Accordingly, compensation cost actually recognized for stock options was $-0- for the years ended June 30, 1998, 1997 and 1996.

The fair value of options granted during the years ended June 30, 1998, 1997 and 1996 is estimated using the following weighted-average information: risk-free interest rate of 5.85%, 6.51% and 5.95%, expected life of 8.0 years, expected dividends of 2.30%, 2.72% and 2.82% per year and expected stock price volatility of 7.57%, 6.74% and 6.87% per year.



                                                             1998             1997               1996
                                                             ----             ----               ----

     Net income as reported                            $ 1,222,726         $ 816,001           $ 1,005,596
     Proforma net income                               $   954,359         $ 774,227           $   967,248

     Reported earnings per common and
      common equivalent share
         Basic                                                $.98              $.63                  $.71
         Diluted                                              $.94              $.63                  $.71

     Proforma earnings per common and
      common equivalent share
         Basic                                                $.76              $.60                  $.68
         Diluted                                              $.73              $.60                  $.68




                                  (Continued)

                               MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996


NOTE 12 - STOCK-BASED COMPENSATION PLANS (Continued)

In future years, the proforma effect of not applying SFAS No 123 is expected to increase as additional options are granted.

Stock option plans are used to reward directors, officers and employees and provide them with an additional equity interest. Options are issued for 10 year periods, with various vesting provisions. At June 30, 1998, a total of 47,467 shares were authorized for future grants. Information about option grants follows.



                                                      Number               Weighted-average
                                                    of options             exercise price
                                                    ----------             --------------
     Outstanding, June 30, 1995                              -                $   -
     Granted                                            96,892                    7.1023
     Exercised                                               -                    -
     Forfeited                                               -                    -
                                                  ------------
     Outstanding, June 30, 1996                         96,892                    7.1023

     Granted                                            14,483                    9.7950
     Exercised                                               -                    -
     Forfeited                                               -                    -
                                                  ------------
     Outstanding, June 30, 1997                        111,375                    7.4525

     Granted                                            67,848                   16.0735
     Exercised                                          (3,177)                   7.1023
     Forfeited                                               -                    -
                                                  ------------
     Outstanding, June 30, 1998                        176,046                   10.7813
                                                  ============

The weighted-average fair value per option for options granted during the years ended June 30, 1998, 1997 and 1996 was $3.42, $2.09 and $1.30. At June 30, 1998,
options outstanding had a weighted-average remaining life of 8.3 years and a range of exercise price from $7.1023 to $16.3636.

Options exercisable at June 30 are as follows.

                                                  Number              Weighted-average
                                                of options             exercise price
                                                ----------             --------------
     1996                                                -          $           -
     1997                                           19,378                 7.1023
     1998                                          106,052                12.8938





                                  (Continued)

                              MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996


NOTE 12 - STOCK-BASED COMPENSATION PLANS (Continued)

A Recognition and Retention Plan ("RRP"), as approved by the Corporation's shareholders, was authorized by the Board of Directors on October 24, 1995 for the benefit of directors, officers and employees of the Corporation. The RRP is a restricted stock award plan administered by a Committee of the Directors of the Corporation. The Committee selects recipients and terms of restricted stock awards. The total shares made available under the RRP was 63,536. The Committee awarded 1,588 shares (November 1996) and 41,298 shares (October 1995) of common stock under the RRP during the years ended June 30, 1997 and 1996, respectively. As of June 30, 1998, a total of 42,886 shares were awarded under the RRP and 20,650 shares were reserved for future awards. RRP awards vest in five equal annual installments, with the first award vesting on October 24, 1996, subject to the continuous employment of the recipients and the Corporation's achievement of certain performance standards as defined under such plans. Compensation expense for the RRP is recognized on a pro-rata basis over the vesting period of the awards. During the years ended June 30, 1998, 1997 and 1996, $61,356, $59,564 and $39,113, respectively, were charged to compensation expense for the RRP. The unamortized unearned compensation value of the RRP is shown as a reduction to shareholders' equity in the Consolidated Balance Sheets.


NOTE 13 - STOCK REPURCHASE PROGRAMS

On November 17, 1995, the Corporation received a "no objection" letter from the Office of Thrift Supervision to repurchase up to 9% (142,958 shares) of its common stock in the open market over a twelve month period. As of March 31, 1996, the Corporation had completed the repurchase program with a total of 142,958 shares at an average price of $8.50 per share. On April 22, 1996, the Corporation received OTS approval to repurchase up to 5% (74,558 shares) of its common stock. As of January 31, 1997, the Corporation had completed this repurchase program with a total of 74,558 shares at an average price of $8.05 per share. On February 11, 1997, the Corporation received OTS approval to repurchase up to 5% (70,690 shares) of its common stock. As of the expiration date, February 11, 1998, 62,205 shares had been repurchased at an average price of $11.20 per share. On February 11, 1998, the Corporation announced a stock repurchase plan of 5% (67,738 shares) of its common stock. As of June 30, 1998, 16,720 shares have been repurchased at an average price of $15.44 per share and, therefore, the Corporation has remaining approval to repurchase up to 51,018 additional shares. Approval to repurchase these additional shares expires on February 11, 1999.

Repurchased shares are treated as treasury shares and are available for general corporate purposes, including issuance in connection with stock-based compensation plans. Any future repurchased shares will affect the Corporation's future earnings per common share disclosures by reducing amounts available for investment and weighted-average shares outstanding.



                                  (Continued)

                              MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996




NOTE 14 - CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED
  EARNINGS

Savings institutions insured by the FDIC must meet various regulatory capital requirements. If a requirement is not met, regulatory authorities may take legal or administrative actions, including restrictions on growth or operations or, in extreme cases, seizure.

The Bank's actual and required capital amounts and ratios are presented below:



                                                                                                  To Be Well
                                                                                               Capitalized Under
                                                                        For Capital            Prompt Corrective
                                                 Actual              Adequacy Purposes         Action Provisions
                                          Amount        Ratio       Amount       Ratio       Amount       Ratio
                                          ------        -----       ------       -----       ------       -----
                                                                   (Dollars in Thousands)
As of June 30, 1998
     Tangible Capital (to
       adjusted total assets)            $   9,833      12.33%    $   1,197       1.5%        $  N/A        N/A%
     Tier 1 (Core) Capital (to
       adjusted total assets)                9,833      12.33         2,393       3.0            N/A        N/A
     Tier 1 (Core) Capital (to
       average assets)                       9,833      12.62         3,117       4.0          3,896        5.0
     Tier 1 (Core) Capital (to
       risk weighted assets)                 9,833      19.94         1,973       4.0          2,959        6.0
     Total Capital (to risk
       weighted assets)                     10,224      20.73         3,946       8.0          4,932       10.0


As of June 30, 1997
     Tangible Capital (to
       adjusted total assets)            $   9,532      12.78%    $   1,119       1.50%     $    N/A        N/A%
     Tier 1 (Core) Capital (to
       adjusted total assets)                9,532      12.78         2,238       3.00           N/A        N/A
     Tier 1 (Core) Capital (to
       average assets)                       9,532      14.11         2,703       4.00         3,378       5.00
     Tier 1 (Core) Capital (to
       risk weighted assets)                 9,532      20.24         1,884       4.00         2,826       6.00
     Total Capital (to risk
       weighted assets)                      9,835      20.88         3,768       8.00         4,710      10.00

The Qualified Thrift Lender ("QTL") test requires that approximately 65% of assets be maintained in housing-related finance and other specified areas. If the QTL test is not met, limits are placed on growth, branching, new investments, FHLB advances and dividends, or the Bank must convert to a commercial bank charter. Management believes that the QTL test has been met.



                                  (Continued)

                              MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996



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

The Bank established a liquidation account of $6,264,000 which is equal to its total net worth as of the date of the latest audited balance sheet appearing in the final conversion prospectus. The liquidation account is maintained for the benefit of eligible depositors who continue to maintain their accounts at the Bank after the conversion. The liquidation account is reduced annually to the extent that eligible depositors have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible depositor will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held. The Bank may not pay dividends that would reduce shareholders' equity below the required liquidation account balance.

Under the most restrictive of the dividend limitations described above, at June 30, 1998, approximately $3,100,000 is available to the Bank for the payment of dividends to the holding company.


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



                                  (Continued)

                              MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996





NOTE 15 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND
   CONTINGENCIES (Continued)

Financial instruments with off-balance-sheet risk approximated the following at June 30:

                                                           1 9 9 8                             1 9 9 7
                                                           -------                             -------
                                                   Fixed           Variable            Fixed            Variable
                                                   Rate              Rate              Rate               Rate
                                                   ----              ----              ----               ----
     Commitments to make loans
       (at market rates)                       $  1,567,000    $    1,006,000     $      372,000    $       974,000
     Unused lines of credit and
       letters of credit                                  -         3,438,000                  -          3,190,000

Commitments to make loans are generally made for periods of 60 days or less. The fixed rate loan commitments have interest rates ranging from 6.75% to 7.375% and maturities ranging from 15 years to 30 years.

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

The Corporation has entered into an employment agreement with one of its officers. Under the terms of the agreement, certain events leading to separation from the Corporation could result in a cash payment aggregating approximately $317,000.

The Corporation and its subsidiary are subject to certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position of the Corporation.


NOTE 16 - RETIREMENT PLANS

The Corporation's pension plan is part of a multi-employer defined benefit pension plan. The benefits are based on each employee's years of service and on the average of the highest five consecutive annual salaries prior to retirement. An employee becomes fully vested upon completion of five years of qualifying service. The plan is currently overfunded and does not require an annual contribution. Specific plan asset and accumulated benefit information for the Corporation's portion of the Fund is not available. Under the Employee Retirement Income Security Act ("ERISA"), a contributor to a multi-employer pension plan may be liable in the event of complete or partial withdrawal for the benefit payments guaranteed under ERISA. The Corporation has no intention to withdraw from the Fund.



                                  (Continued)

                              MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996


NOTE 16 - RETIREMENT PLANS (Continued)

The Corporation participates in a multi-employer contributory 401(k) plan, which covers substantially all employees. The amount of the Corporation's contribution is at the discretion of the Corporation's Board of Directors and is limited to the amount deductible for federal income tax purposes. The Corporation is currently matching 50% of employees' contributions not to exceed 3% of compensation. Contributions for the years ended June 30, 1998, 1997 and 1996 were $14,000, $12,000 and $10,000, respectively.


NOTE 17 - FEDERAL INCOME TAXES

The Corporation and the Bank file a consolidated federal income tax return on a fiscal year basis. Prior to fiscal year 1997, if certain conditions were met in determining taxable income as reported on the consolidated federal income tax return, the Bank was allowed a special bad debt deduction based on a percentage of taxable income (8% for 1996) or on specified experience formulas. The Bank did not use the percentage of taxable income method for the June 30, 1996 tax return. Tax legislation passed in August 1996 now requires the Bank to deduct a provision for bad debts for tax purposes based on actual loss experience and recapture the excess bad debt reserve accumulated in tax years after 1987. The related amount of deferred tax liability which must be recaptured is approximately $123,000 and is payable over a six-year period beginning no later than the tax year ending June 30, 1999.

The consolidated federal income tax expense consisted of the following for the years ended June 30:


                                                                            1998             1997            1996
                                                                            ----             ----            ----

     Current federal income tax expense                               $    699,000    $    480,500     $    586,000
     Deferred federal income tax benefit                                   (21,000)        (22,500)         (68,000)
                                                                      ------------    ------------     ------------

         Total federal income tax expense                             $    678,000    $    458,000     $    518,000
                                                                      ============    ============     ============

The consolidated federal income tax expense differs from that computed at the statutory corporate federal income tax rate of 34% for the years ended June 30 as follows:



                                                                             1998             1997            1996
                                                                             ----             ----            ----
     Expected federal income tax expense
       at statutory rate                                              $    646,247    $    433,160     $    518,023
     ESOP expense (book greater than tax)                                   51,808          22,296           16,291
     Other, net                                                            (20,055)          2,544          (16,314)
                                                                      -------------   ------------     ------------

         Total federal income tax expense                             $    678,000    $    458,000     $    518,000
                                                                      ============    ============     ============




                                  (Continued)

                              MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996




NOTE 17 - FEDERAL INCOME TAXES (Continued)

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at June 30 are as follows:




                                                                                             1998            1997
                                                                                             ----            ----
     Deferred tax assets
         Deferred loan fees                                                           $     98,000     $    103,000
         Deferred compensation                                                              62,000           37,000
         Depreciation                                                                       20,000           14,000
         Capital loss carryforward                                                          16,000           16,000
         RRP expense                                                                        12,000           12,000
         Allowance for loan losses                                                          10,000                -
         Other                                                                              16,500            7,500
                                                                                      ------------     ------------
                                                                                           234,500          189,500
     Deferred tax liabilities
         Mortgage servicing rights                                                         (60,000)          (9,000)
         Adjustment for loans held for sale                                                      -           (7,000)
         Allowance for loan losses                                                               -          (20,000)
         Other                                                                              (6,000)          (6,000)
                                                                                      -------------    ------------
                                                                                           (66,000)         (42,000)
     Valuation allowance                                                                   (16,000)         (16,000)
                                                                                      -------------    ------------

         Net deferred tax asset                                                       $    152,500     $    131,500
                                                                                      ============     ============

A valuation allowance related to deferred tax assets is required when it is considered more likely than not that all or part of the benefits relating to such assets will not be realized. Management established a valuation allowance for the benefits associated with losses on mutual fund securities sales during the year ended June 30, 1997, since such losses were capital in nature and can only be realized through offsetting capital gains. Sources of capital gains were not available at June 30, 1998 or 1997. If not used, the capital loss carryforward will expire on June 30, 2002.

Federal income tax laws provide savings banks with additional bad debt deductions through 1987, totaling $1,272,000 for the Bank. Accounting standards do not require a deferred tax liability to be recorded on this amount, which liability otherwise would total $432,000 at June 30, 1998 and 1997. If the Bank were liquidated or otherwise ceases to be a bank or if tax laws were to change, the $432,000 would be recorded as expense.




                                  (Continued)

                              MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996





NOTE 18 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amount and estimated fair values of the Corporation's financial instruments were as follows as of June 30, 1998 and 1997:

                                                               1 9 9 8                            1 9 9 7
                                                               -------                            -------
                                                      Carrying            Fair           Carrying            Fair
                                                       Amount             Value           Amount             Value
                                                       ------             -----           ------             -----
     Financial assets
         Cash and cash equivalents              $    3,280,713   $     3,281,000   $    3,080,612   $     3,081,000
         Securities held to maturity                     8,102             8,000           11,455            11,000
         Loans held for sale                           295,300           295,000          150,000           150,000
         Loans receivable, net                      73,065,017        73,793,000       68,739,556        69,465,000
         Federal Home Loan Bank stock                1,158,200         1,158,000        1,043,700         1,044,000
         Accrued interest receivable                   419,847           420,000          420,921           421,000
         Mortgage servicing rights                     177,006           177,000           27,595            28,000
         Cash surrender value of life
           insurance                                   864,687           865,000          563,502           564,000

     Financial liabilities
         Deposits                                  (42,815,148)      (42,843,000)     (41,706,732)      (41,614,000)
         Federal Home Loan Bank
           advances                                (21,971,976)      (21,655,000)     (19,373,600)      (18,456,000)
         Advance payments by borrowers
           for taxes and insurance                    (524,739)         (525,000)        (465,445)         (465,000)
         Accrued interest payable                      (93,114)          (93,000)         (79,114)          (79,000)



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

Securities held to maturity

Fair values are based on quoted market prices or dealer quotes. If a quoted market price is not available, fair value is estimated using quoted market prices for similar instruments.





                                  (Continued)

                              MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996


NOTE 18 - FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

Loans held for sale and loans receivable, net

For certain homogeneous categories of loans, such as some residential mortgages and other consumer loans, fair value is estimated using quoted market prices for such loans or securities backed by similar loans, adjusted for differences in loan characteristics. The fair value of other types of loans is estimated by discounting future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. In addition, when computing the estimated fair value for loans receivable, the allowance for loan losses is subtracted from the calculated fair value for consideration of credit risk issues.

Certificates of deposit

The fair value of fixed-maturity certificates of deposit is estimated by discounting cash flows using the rates currently offered for deposits of similar remaining maturities.

Federal Home Loan Bank advances

The fair values for these advances are determined by discounting cash flows using rates currently offered for advances of similar terms and remaining maturities.

Commitments

The fair value of commitments to make loans is estimated using the fees currently charged to enter similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of unused lines of credit and letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting dates. The fair value of these commitments was immaterial at the reporting dates presented.




                                  (Continued)

                              MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996


NOTE 19 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of MSB Financial, Inc. is as follows:

                            CONDENSED BALANCE SHEETS
                             June 30, 1998 and 1997

                                                                                        1998                1997
                                                                                        ----                ----
     ASSETS
     Cash and due from financial institutions                                   $       216,988    $         10,621
     Certificate of deposit in subsidiary bank                                           17,663              13,328
                                                                                ---------------    ----------------
         Total cash and cash equivalents                                                234,651              23,949
     Loans receivable from subsidiary bank and ESOP                                   2,346,566           2,404,327
     Investment in subsidiary bank                                                    9,832,538           9,531,768
     Dividend receivable from subsidiary bank                                           667,134             576,416
     Other assets                                                                       338,084             221,690
                                                                                ---------------    ----------------

         Total assets                                                           $    13,418,973    $     12,758,150
                                                                                ===============    ================

     LIABILITIES
     Accrued expenses and other liabilities                                     $       106,280    $         67,954

     SHAREHOLDERS' EQUITY                                                            13,312,693          12,690,196
                                                                                ---------------    ----------------

         Total liabilities and shareholders' equity                             $    13,418,973    $     12,758,150
                                                                                ===============    ================





                                  (Continued)

                              MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996






NOTE 19 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
  (Continued)

                         CONDENSED STATEMENTS OF INCOME

                                                             ------------------Years ended June 30,-----------------
                                                                    1998                 1997                1996
                                                                    ----                 ----                ----
     Interest and dividend income
         Loans receivable                                   $        33,082     $        37,925    $         42,904
         Dividends from subsidiary bank                           1,334,875             936,163           1,102,784
                                                            ---------------     ---------------    ----------------
                                                                  1,367,957             974,088           1,145,688
     Interest expense - other                                         3,834               2,122                   -
                                                            ---------------     ---------------    ----------------


     NET INTEREST INCOME                                          1,364,123             971,966           1,145,688

     Other income                                                    15,072               9,047               2,620

     Operating expenses                                             214,469             225,012             192,575
                                                            ---------------     ---------------    ----------------


     INCOME BEFORE FEDERAL INCOME TAX
       EXPENSE AND EXCESS DISTRIBUTED
       EARNINGS OF SUBSIDIARY BANK                                1,164,726             756,001             955,733

     Federal income tax expense (benefit)                           (58,000)            (60,000)            (50,000)
                                                            ---------------     ---------------    ----------------


     INCOME BEFORE EXCESS DISTRIBUTED
       EARNINGS OF SUBSIDIARY BANK                                1,222,726             816,001           1,005,733

     Excess distributed earnings of subsidiary
       bank                                                               -                   -                (137)
                                                            ---------------     ---------------    ----------------


     NET INCOME                                             $     1,222,726     $       816,001    $      1,005,596
                                                            ===============     ===============    ================



                                  (Continued)

                              MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996





NOTE 19 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
  (Continued)

                         CONDENSED STATEMENTS CASH FLOWS

                                                               ----------------Years ended June 30,---------------
                                                                         1998               1997            1996
                                                                         ----               ----            ----
   CASH FLOWS FROM OPERATING ACTIVITIES
     Net income                                                 $      1,222,726  $       816,001  $      1,005,596
     Adjustments to reconcile net income to net
       cash provided by operating activities
       Excess distributed earnings of subsidiary bank                          -                -               137
       Change in
         Dividends receivable from subsidiary bank                       (90,718)         (43,505)          321,963
         Other assets                                                   (116,394)        (111,272)          (99,119)
         Accrued expenses and other liabilities                           38,326           50,626            (5,102)
                                                                ----------------  ---------------  ----------------
           Net cash from operating activities                          1,053,940          711,850         1,223,475

   CASH FLOWS FROM INVESTING ACTIVITIES
     Loan to subsidiary bank                                                   -                -        (2,000,000)
     Repayments on loan receivable from ESOP                              35,547           34,524            35,541
                                                                ----------------  ---------------  ----------------
       Net cash from investing activities                                 35,547           34,524        (1,964,459)

   CASH FLOWS FROM FINANCING ACTIVITIES
     Cash dividends paid                                                (334,897)        (306,243)         (274,514)
     Proceeds from exercise of stock options                              22,562                -                 -
     Repurchase of common stock                                         (566,450)        (645,060)       (1,557,753)
     Adjustment to costs related to 1995 sale
       of common stock                                                         -                -             1,742
                                                                ----------------  ---------------  ----------------
       Net cash from financing activities                               (878,785)        (951,303)       (1,830,525)
                                                                ----------------  ---------------  ----------------

   Net change in cash and cash equivalents                               210,702         (204,929)       (2,571,509)

   Cash and cash equivalents at beginning of period                       23,949          228,878         2,800,387
                                                                ----------------  ---------------  ----------------

   CASH AND CASH EQUIVALENTS AT END OF PERIOD                   $        234,651  $        23,949  $        228,878
                                                                ================  ===============  ================




                                  (Continued)

                              MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1998, 1997 and 1996



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

                               MSB FINANCIAL, INC.
                             SHAREHOLDER INFORMATION

ANNUAL MEETING

The annual meeting of shareholders will be held at 10:30 a.m., Tuesday, November 24, 1998, at Schuler's Restaurant located at 115 South Eagle Street, Marshall, Michigan.

STOCK LISTING

The Corporation's stock is traded on the Nasdaq SmallCap Market under the symbol "MSBF".

PRICE RANGE OF COMMON STOCK

The table below shows the range of high and low bid prices for the Corporation's Common Stock for the periods indicated. The information set forth in the table below was provided by the Nasdaq, as restated for the two-for-one stock split declared July 8, 1997, and the 10% stock dividend declared July 14, 1998. Such information reflects interdealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

                                  Fiscal 1998                                                        Fiscal 1997
                    -----------------------------------------                          ----------------------------------------
                           High          Low    Dividends                                    High          Low      Dividends
First Quarter            $16.364       $10.795  $ 0.0636         First Quarter              $8.523        $7.500    $ 0.0568
Second Quarter           $17.727       $14.545  $ 0.0636         Second Quarter             $8.977        $8.295    $ 0.0568
Third Quarter            $17.273       $14.545  $ 0.0682         Third Quarter              $9.886        $8.636    $ 0.0568
Fourth Quarter           $16.364       $14.545  $ 0.0682         Fourth Quarter            $10.568        $9.432    $ 0.0636


Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations and regulatory restrictions. Restrictions on dividend payments are described in Note 14 of the Notes to Consolidated Financial Statements included in this Annual Report.

As of September 1, 1998, the Corporation had 511 stockholders of record and 1,335,441 outstanding shares of Common Stock.

SHAREHOLDER AND GENERAL INQUIRIES                      TRANSFER AGENT

Charles B. Cook, President                    Registrar and Transfer Company
MSB Financial, Inc.                           10 Commerce Drive
107 North Park Street                         Cranford, New Jersey  07016
Marshall, Michigan  49068                     (908) 272-8511
(616) 781-5103

ANNUAL AND OTHER REPORTS

The Corporation is required to file an annual report on Form 10-KSB for its fiscal year ended June 30, 1998 with the Securities and Exchange Commission. Copies of the Form 10-KSB annual report and the Corporation's quarterly reports may be obtained without charge by contacting: Charles B. Cook, President, MSB Financial, Inc., 107 North Park Street, Marshall, Michigan 49068.

                               MSB FINANCIAL, INC.
                              CORPORATE INFORMATION



CORPORATION AND BANK
ADDRESS
                                             Telephone:        (616) 781-5103
107 North Park Street                        Fax:              (616) 781-8412
Marshall, Michigan  49068




DIRECTORS OF THE BOARD

Charles B. Cook                                         Aart VanElst
President and Chief Executive Officer of MSB            Chairman of the Board of MSB Financial, Inc.
Financial, Inc. and Marshall Savings Bank, F.S.B.       and Marshall Savings Bank, F.S.B., Retired oil
Marshall, Michigan                                      jobber
                                                        Marshall, Michigan

Martin L. Mitchell                                      J. Thomas Schaeffer
Vice President of Program, Starr Commonwealth           Partner, Law firm of Schaeffer, Meyer & MacKenzie
Albion, Michigan                                        Marshall, Michigan


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