Form 10KSB40, Exhibit 13
period 1999-06-30
MSB FINANCIAL INC
filed 1999-09-28
CIK 930541

--------------------------------------------------------------------------------
1999 ANNUAL REPORT
--------------------------------------------------------------------------------















                               MSB FINANCIAL, INC.

--------------------------------------------------------------------------------
TABLE OF CONTENTS
--------------------------------------------------------------------------------






Section I
     President's Message...................................................   1
     Selected Consolidated Financial Information...........................   2
     Management's Discussion and Analysis of Financial
         Condition and Results of Operations...............................   4


Section II
     Consolidated Financial Statements.....................................  15


Section III
     Shareholder Information...............................................  54
     Corporate Information.................................................  55

                               September 24, 1999


Dear Shareholder:

It is indeed a pleasure to present to you the Annual Report of MSB Financial, Inc. for the fiscal year ended June 30, 1999, our fourth full year as a publicly held corporation.

Net income for the year was $1.0 million, or diluted earnings per share of $0.82 per share, compared to $1.2 million, or $0.94 per share for fiscal 1998, a decrease of 15.2%, or 12.8% per share. Earnings were impacted by non-recurring charges for professional fees in connection with our recent reincorporation into a Maryland corporation and for year 2000 compliance and testing. In addition, due to the recent increase in interest rates, a $98,000 charge was taken against earnings to record loans held for sale at the lower of cost or market.

Net interest margin was negatively affected by increasing interest rates; however, it remains at a healthy 4.39%, among the highest in our industry.

Total assets grew 5.6% to $84.5 million. Net loans totaled $77.9 million as of June 30, 1999, compared to $73.4 million the previous year, an increase of 6.2%. With a commitment to manage interest rate risk, we deemed it prudent to sell fixed rate mortgage loans in the secondary market, which reduced net loan growth. During the past fiscal year $19.3 million in mortgage loans were sold with servicing retained. The resulting fee income and gain on sale of loans contributed significantly to our net income. Our servicing portfolio now totals $47.3 million.

Total mortgage loan originations during the last fiscal year totaled $51.6 million as we maintained our position as the Marshall area's leading mortgage lender.

We are pleased to report that total deposits reached $45.8 million, an increase of 7.1% from the previous year.

We continue an active stock repurchase program, with a total of 374,776 shares repurchased at an average cost of $10.17 per share, or 97.4% of current book value. We believe this to be an excellent investment and a prudent use of the Corporation's capital.

On behalf of the Board of Directors, thank you for your continued support and your investment in MSB Financial, Inc.

Sincerely,

/s/ Charles B. Cook

Charles B. Cook
President and Chief Executive Officer

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                                                        June 30,
                                                 -----------------------------------------------------------------------------------
                                                   1999               1998               1997               1996               1995
                                                 -------            -------            -------            -------            -------
                                                                                    (In Thousands)
Selected Financial Condition Data:
---------------------------------
Total assets ........................            $84,456            $79,967            $74,698            $60,130            $53,409
Loans receivable, net ...............             74,716             73,065             68,740             52,328             41,894
Loans held for sale, net ............              3,159                295                150                957              2,017
Investment securities ...............                  5                  8                 11              3,135              2,620
FHLB stock ..........................              1,271              1,158              1,044                317                310
Deposits ............................             45,837             42,815             41,707             40,452             39,446
FHLB advances .......................             23,864             21,972             19,374              6,000                 --
Shareholders' equity ................             13,181             13,313             12,690             12,594             13,260


                                                                                            Year Ended June 30,
                                                                      --------------------------------------------------------------
                                                                       1999          1998          1997          1996          1995
                                                                      ------        ------        ------        ------        ------
                                                                                  (In Thousands, Except Per Share Data)
Selected Operations Data:
------------------------

Total interest income ........................................        $6,634        $6,526        $5,539        $4,671        $3,910
Total interest expense .......................................         3,145         2,947         2,294         1,630         1,488
                                                                      ------        ------        ------        ------        ------

   Net interest income .......................................         3,489         3,579         3,245         3,041         2,422
Provision for loan losses ....................................            72            95            48            24            73
                                                                      ------        ------        ------        ------        ------

   Net interest income after provision for loan losses .......         3,417         3,484         3,197         3,017         2,349
Loan servicing fees and service charges on deposits ..........           203           231           210           192           185
Gain on sale of loans ........................................           291           259            47            31            27
Other noninterest income .....................................           216           177            64           107            64
                                                                      ------        ------        ------        ------        ------

Total noninterest income .....................................           710           667           321           330           276
Total noninterest expense ....................................         2,519         2,250         2,244         1,823         1,360
                                                                      ------        ------        ------        ------        ------

   Income before federal income taxes ........................         1,608         1,901         1,274         1,524         1,265
Federal income tax expense ...................................           571           678           458           518           432
                                                                      ------        ------        ------        ------        ------

   Net income ................................................        $1,037        $1,223        $  816        $1,006        $  833
                                                                      ======        ======        ======        ======        ======

Basic earnings per common share(1) ...........................        $  .85        $  .98        $  .63        $  .71        $  .32
                                                                      ======        ======        ======        ======        ======

Diluted earnings per common share(1) .........................        $  .82        $  .94        $  .63        $  .71        $  .32
                                                                      ======        ======        ======        ======        ======

-----------------

(1) Restated for two-for-one stock split declared July 8, 1997 and the 10% stock dividend declared July 14, 1998.


                                                                              2.


                                                                                           Year Ended June 30,
                                                                    ----------------------------------------------------------------
                                                                    1999          1998           1997           1996           1995
                                                                    ----          ----           ----           ----           ----
Selected Financial Ratios and Other Data:
----------------------------------------

Performance Ratios:

  Return on assets (ratio of net income to average total
    assets) ..............................................          1.24%          1.57%          1.21%          1.82%         1.66%

  Return on shareholders' equity (ratio of net income to
    average equity) ......................................          7.75%          9.39%          6.46%          7.67%         9.59%

  Interest rate spread information:

    Average during period ................................          3.78%          4.15%          4.31%          4.83%         4.47%

    Net interest margin(1) ...............................          4.39%          4.81%          5.02%          5.72%         5.03%

  Ratio of operating expense to average total assets .....          3.01%          2.89%          3.32%          3.30%         2.71%

  Ratio of average interest-earning assets to average
    interest-bearing liabilities .........................        115.40%        116.73%        119.88%        128.72%       118.26%


Quality Ratios:

  Non-performing loans to total gross loans ..............           .49%           .82%           .65%           .84%          .85%

  Non-performing assets to total assets at end of period .           .46%           .79%           .66%           .79%          .72%

  Allowance for loan losses to non-performing loans ......        115.90%         62.28%         65.14%         73.32%        85.65%

  Allowance for loan losses to loans receivable, net .....           .60%           .53%           .44%           .67%          .79%


Capital Ratios:

  Shareholders' equity to total assets at end of period ..         15.61%         16.65%         16.99%         20.94%        24.83%

  Average shareholders' equity to average assets .........         16.02%         16.71%         18.70%         23.71%        17.29%

  Dividend payout ratio(2) ...............................         37.80%         27.66%         36.51%         26.76%           --

  Cash dividends declared per share(3) ...................       $   .31        $   .26        $   .23        $   .19            --

Other Data:

  Number of full-service offices .........................             2              2              2              2             2

--------------------

(1)  Net interest income divided by average interest-earning assets.

(2)  Dividends declared per share divided by diluted earnings per common share.

(3) Restated for two-for-one stock split declared July 8, 1997 and the 10% stock dividend declared July 14, 1998.


                                                                              3.

                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

GENERAL

         On February 6, 1995, Marshall Savings Bank, F.S.B. (the "Bank") converted from the mutual to stock form of ownership (the "Conversion"). On that date, MSB Financial, Inc. (the "Corporation") issued 722,013 shares of common stock at $10.00 per share (1,588,429 shares at $4.55 per share as restated for the two-for-one stock split declared July 8, 1997, and the 10% stock dividend declared July 14, 1998), raising $6.1 million, net of shares acquired by the newly formed Employee Stock Ownership Plan (the "ESOP") and net of the costs of the Conversion. Concurrent with the issuance of the shares, the Bank converted from a mutual to a stock savings bank, and the Corporation acquired 100% of the stock of the Bank.

         The Corporation is headquartered in Marshall, Michigan, and through the operations of the Bank is primarily engaged in attracting retail deposits from the general public and investing those funds in permanent and construction loans secured by first mortgages on owner-occupied, one- to four-family residences. Mortgage originations are either held in the Corporation's loan portfolio or are sold in the secondary market. To a lesser extent, the Corporation also originates first mortgages on non-owner occupied, one- to four-family residences, permanent and construction commercial real estate and consumer loans. The Corporation has generated net income of $1,037,000, $1,223,000, and $816,000 for the years ended June 30, 1999, 1998, and 1997 respectively, principally from net interest income and increasingly from gains on sales of mortgage loans.

         Permanent loans secured by one- to four-family residences accounted for approximately 67.9% of the Corporation's gross loan portfolio at June 30, 1999, 65.6% at June 30, 1998, and 66.4% at June 30, 1997. The Corporation originated total loans of $51.6 million, $43.8 million, and $30.8 million during fiscal 1999, 1998, and 1997, respectively, and sold $19.3 million, $16.9 million, and $2.9 million of loans, respectively during these periods. The Corporation offers a wide variety of adjustable and fixed-rate mortgage loans, with many pricing options and maturity choices. The Corporation also offers a full array of consumer loans, and intends to expand such lending as a percentage of total lending since consumer loans usually generate higher yields, have shorter terms to maturity or reprice more frequently and afford greater opportunity for growth in the Corporation's market area than do loans secured by one- to four-family residences. The risks associated with consumer lending can be greater than the risks of one- to four-family residential mortgage lending due to the various types of collateral involved and the possible depreciation and price volatility of such collateral. However, management does not believe that the additional risk is substantial, or that the overall quality of the loan portfolio will be hindered, due to the underwriting standards in place at the Bank. For all years presented, the Corporation sold most fixed-rate one- to four-family loans originated with terms longer than 15 years in the secondary market.

FINANCIAL CONDITION

         Total assets increased $4.5 million, or 5.6%, from June 30, 1998 to June 30, 1999. Net loans, including loans held for sale, increased from $73.4 million at June 30, 1998 to $77.9 million at June 30, 1999, an increase of 6.2%, due to a strong demand for mortgage loans, especially residential one-to-four family construction loans, in the Corporation's market areas. This increase was primarily funded by a $1.9 million increase in Federal Home Loan Bank ("FHLB") advances and a $3.0 million increase in deposit accounts.


                                                                              4.

         Total liabilities increased $4.6 million to $71.3 million from June 30, 1998 to June 30, 1999. In addition to the increase in the FHLB advances and deposits discussed above, were increases in advance payments by borrowers for taxes and insurance of $84,000, or 16.0%, and accrued interest payable of $11,000, or 12.1%. Offsetting the above increases in liabilities was a decrease in accrued expenses and other liabilities of $388,000, or 31.1%. This decrease in accrued expenses and other liabilities is primarily attributed to a decrease of $553,000 in the daily funds due the Bank's official check services provider. This decrease represents a decrease in the daily activity for official checks on June 30, 1999 compared to June 30, 1998.

         Shareholder's equity decreased $131,000, or 1.0%, from June 30, 1998 to June 30, 1999. The repurchase of the Corporation's common stock and dividends declared on common stock, partially offset by net income, resulted in this decrease. During the year ended June 30, 1999, the Corporation repurchased 78,335 shares of its common stock at a total cost of $1.0 million, or $13.33 per share, as compared to 38,610 shares during the year ended June 30, 1998, at a total cost of $566,450, or $14.67 per share (as restated for the two-for-one stock split declared July 8, 1997, and the 10% stock dividend declared July 14,
1998). The Corporation is currently in the process of repurchasing an additional 5%, or 65,657 shares of its common stock and as of June 30, 1999 had repurchased 48,585 shares under this program. As of June 30, 1999, a total of 374,776 shares of the Corporation's common stock had been repurchased at a cost of $3.8 million, or $10.17 per share. Shareholder's equity to total assets remains strong at 15.6% at June 30, 1999, compared to 16.6% and 17.0% at June 30, 1998 and 1997, respectively.

RESULTS OF OPERATIONS

         GENERAL. The Corporation's results of operations depend primarily upon the level of net interest income, which is the difference or spread between average yield earned on loans and securities, interest-bearing deposits, and other interest-earning assets, and the average rate paid on deposits and borrowed funds, as well as competitive factors that influence interest rates, loan demand, and deposit flows. Results of operations are also dependent upon the level of the Corporation's non-interest income, including fee income and service charges, gains or losses on the sales of loans and the level of its noninterest expense, including general and administrative expense. The Corporation, like other financial institutions, is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different times, or on a different basis, than its interest-earning assets.

         NET INCOME. Net income for the years ended June 30, 1999, 1998 and 1997 was $1.0 million, $1.2 million and $816,000, respectively. Net income for the 1997 period was impacted by a non-recurring, net of tax charge of $178,000 to recapitalize the Federal Deposit Insurance Corporation's ("FDIC") Savings Association Insurance Fund ("SAIF").

         The Corporation's return on average assets was 1.24% for fiscal 1999, compared to 1.57% for fiscal 1998 and 1.21% (1.47% without the SAIF assessment) for fiscal 1997. The Corporation's return on average shareholder's equity was 7.75% for fiscal 1999, compared to 9.39% for fiscal 1998 and 6.46% (7.87% without the SAIF assessment) for fiscal 1997. Average shareholders' equity to average assets was 16.02%, 16.71% and 18.70%, and the Corporation's dividend payout ratio was 37.80%, 27.66% and 36.51% for the years ended June 30, 1999, 1998 and 1997, respectively.

         NET INTEREST INCOME. Net interest income before provision for loan losses for the years ended June 30, 1999, 1998 and 1997 was $3.5 million, $3.6 million, and $3.2 million, respectively. The changes were primarily due to an increase in the volume of loans receivable, offset by the increase in volume of FHLB advances used to fund these loans. Also, the yield earned on loans decreased from 8.85% in fiscal 1998 to 8.43% in fiscal 1999 due to increased refiancing activity and the renewing of adjustable mortgages at lower rates during fiscal 1999 period.

                                                                              5.

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

                                         At                                      Year Ended June, 30,
                                      June 30, -------------------------------------------------------------------------------------
                                        1999                   1999                       1998                        1997
                                      -------- ----------------------------  --------------------------- ---------------------------
                                                 Average    Interest           Average   Interest          Average   Interest
                                       Yield/  Outstanding   Earned/ Yield/  Outstanding  Earned/ Yield/ Outstanding  Earned/ Yield/
                                        rate     Balance      Paid    rate     Balance     Paid    Rate   Balance      Paid    Rate
                                       ------  -----------  -------- ------  ----------- -------- ------ ----------- -------- ------
                                                                                 (Dollars in Thousands)
Interest-Earning Assets:
 Loans receivable(1)..................  7.79%    $76,187     $6,423   8.43%    $71,255    $6,303    8.85%  $61,718   $5,369    8.70%
 Interest-bearing deposits............  4.29       1,991        112   5.63       1,982       133    6.71     1,573       85    5.40
 Securities...........................  7.18           6         --     --          10         1   10.00       643       34    5.29
 FHLB stock...........................  8.00       1,233         99   8.03       1,103        89    8.07       667       51    7.65
                                                  ------      -----             ------     -----            ------    -----
  Total interest-earning assets(1)....            79,417      6,634   8.35      74,350     6,526    8.78    64,601    5,539    8.57
                                                              -----                        -----                      -----
 Other assets.........................             4,184                         3,569                       2,967
                                                  ------                        ------                      ------
  Total assets........................           $83,601                       $77,919                     $67,568
                                                 =======                       =======                     =======
Interest-Bearing Liabilities:
 Savings deposits.....................  2.49      $9,680        235   2.43     $ 9,185       223    2.43   $ 8,644      213    2.46
 Checking and money market deposits...  1.85      13,460        262   1.95      12,781       269    2.10    12,383      292    2.36
 Certificate accounts.................  5.10      21,546      1,138   5.28      20,133     1,090    5.41    19,989    1,035    5.18
 FHLB advances and other borrowings...  6.13      24,130      1,510   6.26      21,596     1,365    6.32    12,871      754    5.86
                                                  ------      -----             ------     -----            ------      ---
  Total interest-bearing liabilities..            68,816      3,145   4.57      63,695     2,947    4.63    53,887    2,294    4.26
                                                              -----                        -----                      -----
 Other liabilities....................             1,396                         1,205                       1,043
                                                   -----                         -----                       -----
  Total liabilities...................            70,212                        64,900                      54,930
 Shareholders' equity.................            13,389                        13,019                      12,638
                                                  ------                        ------                      ------
    Total liabilities and shareholders
      equity..........................           $83,601                       $77,919                     $67,568
                                                 =======                       =======                     =======
Net interest income...................                       $3,489                       $3,579                     $3,245
                                                             ======                       ======                     ======
Net interest rate spread..............                                3.78%                         4.15%                      4.31%
                                                                      ====                          ====                       ====
Net earning assets....................           $10,610                       $10,655                     $10,714
                                                 =======                       =======                     =======
Net yield on average interest-earning
 assets...............................                                4.39%                         4.81%                      5.02%
                                                                      ====                          ====                       ====
Average interest-earning assets to
 average interest-bearing liabilities.             1.15x                         1.17x                       1.20x
                                                   ====                          ====                        ====

--------------------------------------

(1) Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.

                                                                              6.

RATE/VOLUME ANALYSIS OF NET INTEREST INCOME

         The following table presents the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. It distinguishes between the changes related to outstanding balances and those due to the changes in interest rates. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (I.E., changes in volume multiplied by old rate) and (ii) changes in rate (I.E., changes in rate multiplied by old volume). For purposes of this table, changes attributable to both rate and volume, which cannot be segregated, have been allocated proportionately to the change due to volume and the change due to rate.

                                                                                      Year Ended June 30,
                                                         ---------------------------------------------------------------------------
                                                                      1999 vs. 1998                             1998 vs. 1997
                                                         -----------------------------------     -----------------------------------
                                                             Increase                                  Increase
                                                            (Decrease)                                (Decrease)
                                                               Due to                Total              Due to               Total
                                                         ------------------        Increase      --------------------      Increase
                                                         Volume        Rate       (Decrease)     Volume          Rate     (Decrease)
                                                         ------        ----       ----------     ------          ----     ----------
                                                                                    (Dollars in Thousands)
Interest-Earning Assets:

 Loans receivable ...............................        $ 423        $(303)        $ 120         $ 842         $  92       $ 934

 Interest-bearing deposits ......................            1          (22)          (21)           25            23          48

 Securities .....................................           --           (1)           (1)          (49)           16         (33)

 FHLB stock .....................................           10           --            10            35             3          38
                                                         -----        -----         -----         -----         -----       -----

   Total interest-earning assets ................        $ 434        $(326)          108         $ 853         $ 134         987
                                                         =====        =====         =====         =====         =====       =====
Interest-Bearing Liabilities:

 Savings deposits ...............................        $  12        $  --            12         $  13         $  (3)         10

 Checking and money market deposits .............           14          (21)           (7)            9           (32)        (23)

 Certificate accounts ...........................           75          (27)           48             8            47          55

 FHLB advances and other borrowings .............          159          (14)          145           547            64         611
                                                         -----        -----         -----         -----         -----       -----

   Total interest-bearing liabilities ...........        $ 260        $ (62)          198         $ 577         $  76         653
                                                         =====        =====         =====         =====         =====       =====

Net interest income.............................                                    $ (90)                                   $334
                                                                                    =====                                    ====


         PROVISION FOR LOAN LOSSES. The provision for loan losses is a result of management's periodic analysis of the adequacy of the allowance for loan losses. The provision for loan losses was decreased by $23,000 for the year ended June 30, 1999 from the year ended June 30, 1998, due to management's continuing reassessment of losses inherent in the loan portfolio. At June 30, 1999, the Corporation's allowance for loan losses totaled $452,000, or 0.60% of net loans receivable and 115.90% of total non-performing loans. The Corporation's provision for loan losses was $72,000 in fiscal 1999 compared to $95,000 in fiscal 1998 and $48,000 in fiscal 1997.

         Management establishes an allowance for loan losses based on an analysis of risk factors in the loan portfolio. This analysis includes the evaluation of concentrations of credit, past loss experience, current economic

                                                                              7.

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

         As of June 30, 1999, the Corporation's non-performing assets, consisting of non-accrual loans and accruing loans 90 days or more delinquent, totaled $390,000 or 0.46% of total assets compared to $628,000 or 0.79% of total assets as of June 30, 1998, a decrease of $238,000. Loans more than 90 days past due and other loans of concern are placed on non-accrual status, unless management determines that the loans are well-collateralized and in the process of collection. The ratio of non-performing loans to total loans decreased from 0.82% at June 30, 1998 to 0.49% at June 30, 1999. There was no affiliation between the Corporation's management and the borrowers of the above-mentioned loans. There was no foreclosed real estate at June 30, 1998 and June 30, 1999.

         Management will continue to monitor the allowance for loan losses and make future additions to the allowance through the provision for loan losses as economic conditions and loan portfolio quality dictate. Although the Corporation maintains its allowance for loan losses at a level which it considers to be adequate to provide for losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods. In addition, the determination as to the amount of its allowance for loan losses is subject to review by the Office of Thrift Supervision (the "OTS") and the FDIC as part of their examination process, which may result in the establishment of an additional allowance based upon their judgment of the information available to them at the time of their examination.

         NONINTEREST INCOME. Total noninterest income for the year ended June 30, 1999, was $710,000, compared to $667,000 in fiscal 1998 and $321,000 in fiscal 1997. This represents an increase of $43,000 in fiscal 1999 compared to fiscal 1998 and an increase of $389,000 compared to fiscal 1997. Total noninterest income consists primarily of net gains on the sale of loans, loan servicing fees, net realized losses on sales of securities available for sale, service charges on deposit accounts and other fees. The primary reason for the increase in noninterest income in fiscal 1999 as compared to fiscal 1998 and fiscal 1997, were increases in net gains on sales of loans held for sale, due to increased loan sales, of $33,000 and $244,000, respectively. Included in these increases was income associated with the recognition of mortgage servicing rights retained at the time of a mortgage loan sale. Gains from establishment of mortgage servicing rights totaled $192,000 for fiscal 1999, $168,000 for fiscal 1998 and $29,000 for fiscal 1997. In fiscal 1999, 1998 and 1997, respectively, loan sales totaled $19.3 million, $16.9 million and $2.9 million. Another reason for the lower level of noninterest income for fiscal 1997 as compared to fiscal 1999 and fiscal 1998 were net realized losses associated with the sale of securities available for sale of $48,000 in fiscal 1997. Also, during fiscal 1999 and fiscal 1998 gains on the sale of real estate owned totaled $27,000 and $14,000, respectively.

         NONINTEREST EXPENSE. Noninterest expense totaled $2.5 million in fiscal 1999, compared to $2.3 million in fiscal 1998 and $2.2 million in fiscal 1997. Included in noninterest expense for fiscal 1997 was the non-recurring SAIF assessment of $269,000, as further discussed below. Noninterest expense without the SAIF assessment was $2.0 million for fiscal 1997. Salaries and employee benefits, the Corporation's largest noninterest expense, increased $8,000 from fiscal 1998 to fiscal 1999, representing an increase of 0.8%, and increased $151,000 from fiscal 1997 to fiscal 1998, representing an increase of 17.4%. The most significant factors causing the increase in salaries and employee benefits were the addition of one new employee in fiscal 1998, increased benefits expense associated with health care insurance, and increases in expenses associated with the Corporation's stock-based benefit plans, as a result of the Corporation's stock price. For additional information relating to our stock-based compensation plans see Note 11 of Notes to Consolidated Financial Statements contained in this annual report. Other increases in noninterest expense include an increase in professional fees of $53,000 during fiscal 1999, as compared to an increase of $2,000 during fiscal 1998. The increase in professional fees during the 1999 period was a result of the Corporation's recent reincorporation from the state

                                                                              8.

of Delaware to the state of Maryland. Also, occupancy and equipment expense increased $46,000 during fiscal 1999 as compared to an increase of $19,000 during fiscal 1998, due primarily to equipment purchases and upgrades. During fiscal 1999 the Corporation incurred expenses of $97,000 to record loans held for sale at the lower of cost or market, as well as $33,000 in expenses related to the year 2000 issue. See "Year 2000 Issue" below. Other expenses consisting primarily of franchise taxes, stock transfer expenses, loan related expenses and other sundry expenses increased $15,000 in fiscal 1999 as compared to an increase of $38,000 during fiscal 1998.

         During the year ended June 30, 1997, Congress enacted the Deposit Insurance Funds Act of 1996 (the "Act"), which brings major changes to the FDIC. One such change may eliminate the Bank Insurance Fund ("BIF") and the SAIF, the two insurance funds administered by the FDIC, by merging the two funds into a single fund. The Act also called for a special assessment on SAIF-assessable deposits to capitalize the SAIF and bring the fund into parity with the BIF. As a result of an assessment of 65.7 basis points on March 31, 1995 deposit balances (as required in the Act), the Corporation recorded a one-time charge of $269,000 to pre-tax earnings.

         FEDERAL INCOME TAX EXPENSE. Federal income tax expense for fiscal 1999 was $571,000 compared to $678,000 in fiscal 1998 and $458,000 in fiscal 1997.
The effective tax rate for federal income taxes was 35.5% in fiscal 1999, 35.7% in fiscal 1998 and 35.9% in fiscal 1997.

ASSET/LIABILITY MANAGEMENT

         The Bank, like other financial institutions, is subject to interest rate risk to the extent that its interest-bearing liabilities with short- and intermediate-term maturities reprice more rapidly, or on a different basis, than its interest-earning assets. Senior management and the Board of Directors review the Bank's exposure to interest rate risk on a quarterly basis. The interest rate risk is measured by computing estimated changes in net interest income and the net portfolio value of cash flows from assets, liabilities and off-balance sheet items within a range of assumed changes in market interest rates. If estimated changes to net portfolio value and net interest income are not within the limits established by the Board, the Board may direct management to adjust the Bank's asset and liability mix to bring interest rate risk within Board approved limits. The Board limits have been established with consideration of the dollar impact of various rate changes and the Bank's strong capital position.

         The balance sheet consists of investments in interest-earning assets, primarily loans, which are primarily funded by interest-bearing liabilities, deposits and borrowings. These financial instruments have varying levels of sensitivity to changes in market interest rates, resulting in market risk. Other than loans that are originated and held for sale, all of our financial instruments are for other than trading purposes. The Bank is subject to interest rate risk to the extent that its interest-bearing liabilities with short and intermediate-term maturities reprice more rapidly, or on a different basis, than its interest-earning assets.

                                                                              9.

         Net portfolio value represents the market value of equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of sudden and sustained 1% to 3% increases and decreases in market interest rates. The following table sets forth the change in the Bank's net portfolio value and net interest income at June 30, 1999 and June 30, 1998, based on internal assumptions, that would occur upon an immediate change in interest rates, with no effect given to any steps that management might take to counteract that change.


                                       June 30, 1999           June 30, 1998
      Change in                   ----------------------   ---------------------
    Interest Rate    Board Limit  $ Change     % Change    $ change    % Change
    (Basis Points)    % Change      in NPV      in NPV      in NPV      in NPV
    --------------    --------      ------      ------      ------      ------
                                  (Dollars in Thousands)


        +300             (30)%     $(1,871)       (15)%     $ (480)       (4)%

        +200             (20)       (1,047)        (9)         (89)       (1)

        +100             (10)         (382)        (3)          111        1

         -0-             ---           ---        ---          ---        ---

        -100             (10)          (24)         0         (368)       (3)

        -200             (20)         (216)        (2)        (960)       (8)

        -300             (30)         (344)        (3)      (1,258)       (10)


As of June 30, 1999, the Bank was in compliance with the Board limits regarding changes in NPV.

         Management continually works to achieve a relatively neutral position regarding interest rate risk. In the current interest rate environment, the Bank's customers are interested in obtaining long-term credit products and short-term savings products. Management has taken action to counter this trend. In this regard, the Bank sells most fixed rate one- to four-family loans with a term to maturity of greater than 15 years, retains adjustable-rate mortgage
("ARM") loans and has emphasized the origination of consumer loans with relatively short maturities or periods to repricing. Fifteen year mortgage loans held for the Bank's portfolio have been funded with 7 to 10 year amortizing FHLB advances at a positive spread. See Note 8 of the Notes to Consolidated Financial Statements.

         On the deposit side, management has worked to reduce the impact of interest rate changes by emphasizing low interest rate deposit products and maintaining competitive pricing on longer-term certificates of deposit.

         As with any method of measuring interest rate risk, certain shortcomings are inherent in the analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Certain assets, such as ARM loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of repayments on loans and early withdrawals from certificates of deposit could deviate significantly from those assumed in calculating the above table.


                                                                             10.

LIQUIDITY AND CAPITAL RESOURCES

         The Bank's principal sources of funds are deposits, principal and interest repayments on loans, interest-bearing deposits, and FHLB advances. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and early loan prepayments are more influenced by interest rates, general economic conditions and competition.

         Federal regulations require the Bank to maintain minimum levels of liquid assets. The required percentage has varied from time to time based upon economic conditions and the savings flows, and is currently 4% of net withdrawable savings deposits and borrowings payable on demand or in one year or less during the preceding calendar month. Liquid assets for purposes of this ratio include cash, certain time deposits, U.S. Government, government agency and other securities and obligations generally having remaining maturities of less than five years. The Bank has maintained its liquidity ratio at levels in excess of those required. At June 30, 1999, the Bank's liquidity ratio was 6.34%.

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

         At June 30, 1999, the Bank had advances from the FHLB of Indianapolis of $23.9 million, used primarily to fund 15 year fixed-rate and adjustable-rate one- to four-family residential mortgage loans held in the Bank's portfolio. The Bank also uses its liquidity resources to meet ongoing commitments, to fund maturing certificates of deposit and deposit withdrawals, and to meet operating expenses. At June 30, 1999, the Bank had outstanding commitments to extend credit which amounted to $5.9 million (including $3.9 million in available home equity lines of credit). Management believes that loan repayments and other sources of funds, such as FHLB advances, will be adequate to meet the Bank's foreseeable liquidity needs.

         The primary operating activity of the Bank in addition to the collection of interest on interest-earning assets and the payment of interest on deposits and borrowings is the origination of loans for sale. During the years ended June 30, 1999, 1998 and 1997, the Bank originated loans for sale totaling $22.3 million, $16.9 million and $3.0 million, respectively, and received proceeds from the sale of such loans of $19.3 million, $16.9 million and $2.9 million, respectively. See Note 5 of Notes to Consolidated Financial Statements contained herein for detailed information.

         The primary financing activity of the Bank is deposits. For the years ended June 30, 1999, 1998 and 1997 there was a net increase in deposit accounts of $3.0 million, $1.1 million and $1.3 million, respectively.

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

         As of June 30, 1999, the Bank had tangible capital and Tier 1 (core) capital of $10.1 million, or 12.0% of adjusted total assets, which was approximately $8.8 million and $7.6 million above the minimum requirements of 1.5% and 3.0%, respectively, of the adjusted total assets in effect on that date. As of June 30, 1999, the Bank had Tier 1 (core) capital of $10.1 million, or 12.0% of average total assets, which was approximately $6.7 million above the

                                                                             11.

minimum requirement of 4.0% of average total assets in effect on that date. On June 30, 1999, the Bank had risk-based capital of $10.6 million (including $10.1 in core capital), or 20.5% of risk-weighted assets of $51.5 million. This amount was $6.4 million above the 8.0% requirement in effect on that date.

         The parent Corporation also has a need for, and sources of liquidity. Liquidity is required to fund its operating expenses, fund stock repurchase programs, as well as for the payment of any dividends to shareholders. At June 30, 1999, the parent Corporation had $217,000 in liquid assets on hand. The parent Corporation's primary source of liquidity on an ongoing basis are dividends from the Bank. Dividends totaling $1.3 million were paid from the Bank to the Corporation for the year ended June 30, 1999. For the year ended June 30, 1999, the Corporation paid dividends to shareholders totaling $385,000 and repurchased 78,335 shares of common stock, at a total cost $1.0 million. The Corporation has authority to repurchase under its current repurchase program an additional 17,072 shares of Corporation common stock at June 30, 1999.

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

         Financial institution regulators recently have increased their focus upon year 2000 compliance issues and have issued guidance concerning the responsibilities of senior management and directors. The Federal Financial Institutions Examination Council has issued several interagency statements on Year 2000 Project Management Awareness. These statements require financial institutions to, among other things, examine the year 2000 issue on their customers, suppliers and borrowers. These statements also require each federally insured regulated financial institution to survey its exposure, measure its risk and prepare a plan to address the year 2000 issue. In addition, the federal banking regulators have issued safety and soundness guidelines to be followed by insured depository institutions, such as the Bank, to assure resolution of any year 2000 problems. The federal banking agencies have asserted that year 2000 testing and certification is a key safety and soundness issue in conjunction with regulatory exams and, thus, that an institution's failure to address appropriately the year 2000 issue could result in supervisory action, including the reduction of the institution's supervisory ratings, the denial of applications for approval of mergers or acquisitions, or the imposition of civil money penalties.

         The Corporation has formed a Year 2000 Committee (the "Committee") to address the potential problems associated with the year 2000 computer issue. The Committee, consisting of directors, officers and employees of the Corporation, meets on a regular basis and provides regular reports to the Board of Directors detailing progress with the year 2000 issue.

         The Corporation's primary computer processing is provided by an independent third party data center, and through this data center the Corporation migrated to a new year 2000 compliant teller/bank operation platform in November 1998. To ensure the readiness of this system, the Corporation performed testing of actual customer data on a separate system during March 1999. No year 2000 processing problems were detected during this testing. As of June 30, 1999, all in-house computer systems have been inspected and their risk of a year 2000 failure identified. Also, all corporation software is being evaluated through vendor ensured readiness statements and testing by the Committee. The Corporation does not use any custom-programmed software. Another area under review are systems which utilize embedded microchips such as in heating, ventilation and air conditioning systems, security and other related systems. Venders for these systems have been contacted and have indicated year 2000 risks to be minimal.

         With an issue as complex as the year 2000, the Corporation believes education of employees, customers and community members is vital to a better

                                                                             12.

understanding of what real dangers are posed by the arrival of the year 2000. Education has been provided through in-house training sessions, literature to customers, as well as seminars offered to the community. Additional information has been provided through the Corporation's internet site in the form of links to various year 2000 information sites.

         Costs to the Corporation related to the year 2000 issue are estimated to be between $50,000 and $60,000. To date the following year 2000 expenses have been identified at approximately $40,000 for testing of the data center equipment and programs, $3,000 for equipment upgrades and $4,000 for employee and community education. It is impossible to predict the exact expenses associated with the year 2000 issue and additional funds may be needed for unknown expenses related to year 2000 testing, training, and education, as well as system and software replacements.

         As with any organization that depends on technology, particularly computer systems and software, a year 2000 related failure poses a significant threat to continued business operations. While the Corporation is doing everything in its power to ensure year 2000 readiness, we recognize that the success of our third party providers is vital to our success. Of primary concerns are local utility and telecommunication companies. Our local utility and telecommunication companies, in addition to other third parties such as our data center, electronic banking service providers and financial partners, have been contacted and we are monitoring their progress towards their own year 2000 readiness. Another potential risk to the Corporation includes lending and deposit relationships. The Committee has evaluated and continues to review these two groups for any potential risks, as well as establishing any necessary corrective procedures.

         Despite careful planning by the Corporation, we recognize there may be circumstances beyond our control that may prohibit us from operating "as usual" after December 31, 1999. The Committee has established a contingency plan to address potential year 2000 problems. The contingency plan is reviewed and updated as needed and will be tested prior to December 31, 1999.

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

IMPACT OF NEW ACCOUNTING STANDARDS

         A new accounting standard, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", will require all derivatives to be recognized at fair value as either assets or liabilities in the consolidated balance sheets beginning with the quarter ended September 30, 2000. Changes in the fair value of derivatives not designated as hedging instruments are to be recognized currently in earnings. Gains or losses on derivatives designated as hedging instruments are either to be recognized currently in earnings or are to be recognized as a component of other comprehensive income, depending on the intended use of the derivatives and the resulting designations. The Corporation does not believe adoption of this new standard will have a material impact on its consolidated financial position or results of operations.

                                                                             13.

         Mortgage loans originated for sale converted into securities will be affected by a new accounting standard for 1999. The new standard allows classifying these securities as available for sale, trading, or held to maturity, instead of the current requirement to classify as trading. This is not expected to have a material effect but the effect will vary depending on the level and designation of securitizations as well as on market price movements. As of June 30, 1999 there were no securitizations.

FORWARD-LOOKING STATEMENTS

         We may from time to time make written or oral "forward-looking statements". These forward-looking statements may be contained in this Annual Report to Shareholders, in our filings with the Securities and Exchange Commission, including our Annual Report on Form 10-KSB and its exhibits, and in other communications by us, which are made in good faith pursuant to the "safe harbor" provisions of the Private securities Litigation Reform Act of 1995. The words "may", "could", "should", "would", "believe", "anticipate", "estimate", "expect", "intend", "plan", and similar expressions are intended to identify forward-looking statements.

         Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions, that are subject to significant risks and uncertainties. The following factors, many of which are subject to change based on various other factors beyound our control, could cause our financial performance to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements:

         o the strenth of the United States economy in general and the strength of the local economies in which we conduct our operations;

         o the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board;

         o   inflation, interest rate, market and monetary fluctuations;

         o the timely development of and acceptance of our new products and services and the perceived overall value of these products and services by users, including the features, pricing and quality compared to competitors' products and services;

         o the willingness of users to substitute competitors' products and services for our products and services;

         o our success in gaining regulatory approval of our products and services, when required;

         o   the impact of changes in financial  services' laws and  regulations
             (including  laws   concerning   taxes,   banking,   securities  and
             insurance);

         o   the impact of technological changes;

         o   acquisitions;

         o   changes in consumer spending and savings habits; and

         o   our success at managing the risks involved in our business.

         This list of important factors is not exclusive. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by or on behalf of the Corporation or the Bank.

                                                                             14.

                               MSB FINANCIAL, INC.
                               Marshall, Michigan

                        CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1999, 1998 and 1997






                                    CONTENTS






REPORT OF INDEPENDENT AUDITORS...............................................16


CONSOLIDATED FINANCIAL STATEMENTS

     CONSOLIDATED BALANCE SHEETS.............................................17

     CONSOLIDATED STATEMENTS OF INCOME.......................................18

     CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY..............19

     CONSOLIDATED STATEMENTS OF CASH FLOWS...................................22

     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS..............................24



                                                                             15.

                         REPORT OF INDEPENDENT AUDITORS



Board of Directors and Shareholders
MSB Financial, Inc.
Marshall, Michigan


We have audited the accompanying consolidated balance sheets of MSB Financial, Inc. as of June 30, 1999 and 1998 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended June 30, 1999. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MSB Financial, Inc. as of June 30, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 1999 in conformity with generally accepted accounting principles.



                                        /s/ Crowe, Chizek and Company LLP

                                        Crowe, Chizek and Company LLP

Grand Rapids, Michigan
July 23, 1999


--------------------------------------------------------------------------------

                                                                             16.


                               MSB FINANCIAL, INC.
                           CONSOLIDATED BALANCE SHEETS
                             June 30, 1999 and 1998
-----------------------------------------------------------------------------------------

                                                                  1999            1998
                                                             ------------    ------------
ASSETS
Cash and due from financial institutions                     $  1,896,722    $  2,286,520
Interest-bearing deposits in other financial institutions         715,536         994,193
                                                             ------------    ------------
     Total cash and cash equivalents                            2,612,258       3,280,713

Securities held to maturity (fair value of
  $4,866 in 1999 and $8,102 in 1998)                                4,866           8,102
Loans held for sale, net of unrealized losses of
  $97,942 in 1999 and $0 in 1998                                3,158,577         295,300
Loans receivable, net of allowance for loan losses of
  $452,308 in 1999 and $391,148 in 1998                        74,716,028      73,065,017
Federal Home Loan Bank stock                                    1,270,500       1,158,200
Accrued interest receivable                                       455,481         419,847
Premises and equipment, net                                       684,068         648,878
Mortgage servicing rights                                         306,910         177,006
Other assets                                                    1,247,474         913,650
                                                             ------------    ------------

                                                             $ 84,456,162    $ 79,966,713
                                                             ============    ============
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
     Deposits
         Noninterest-bearing demand deposits                 $  1,133,991    $    841,012
         Savings, NOW and MMDA deposits                        22,427,428      21,679,740
         Other time deposits                                   22,275,558      20,294,396
                                                             ------------    ------------
              Total deposits                                   45,836,977      42,815,148

     Federal Home Loan Bank advances                           23,864,235      21,971,976
     Advance payments by borrowers for taxes and insurance        608,515         524,739
     Accrued interest payable                                     104,361          93,114
     Accrued expenses and other liabilities                       860,598       1,249,043
                                                             ------------    ------------
                                                               71,274,686      66,654,020

Shareholders' equity
     Preferred stock, $.01 par value; 2,000,000 shares
       authorized; none outstanding
     Common stock, $.01 par value; 4,000,000 shares
       authorized; 1,631,315 shares issued and 1,261,586
       shares outstanding at June 30, 1999; 1,631,315
       shares issued and 1,338,051 shares outstanding at
       June 30, 1998                                               16,313          16,313
     Additional paid-in capital                                 9,655,006       9,533,274
     Retained earnings, substantially restricted                7,623,538       6,970,925
     Unearned Employee Stock Ownership Plan shares               (256,668)       (318,181)
     Unearned Recognition and Retention Plan shares               (85,372)       (146,728)
     Treasury stock, at cost (369,729 and 293,264 common
       shares in 1999 and 1998, respectively)                  (3,771,341)     (2,742,910)
                                                             ------------    ------------
                                                               13,181,476      13,312,693
                                                             ------------    ------------

                                                             $ 84,456,162    $ 79,966,713
                                                             ============    ============

-----------------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.
                                                                             17.


                              MSB FINANCIAL, INC.
                        CONSOLIDATED STATEMENTS OF INCOME
                    Years ended June 30, 1999, 1998 and 1997
-------------------------------------------------------------------------------------------------

                                                              1999          1998          1997
                                                          -----------   -----------   -----------
Interest and dividend income
     Loans receivable, including fees                     $ 6,423,416   $ 6,302,986   $ 5,368,868
     Securities available for sale - taxable                       --            --        28,179
     Securities held to maturity - taxable                        426           674         5,659
     Other interest and dividend income                       210,868       221,886       136,095
                                                          -----------   -----------   -----------
                                                            6,634,710     6,525,546     5,538,801
Interest expense
     Deposits                                               1,634,790     1,581,785     1,540,224
     Federal Home Loan Bank advances                        1,496,243     1,354,597       747,489
     Other interest expense                                    14,272        10,560         6,112
                                                          -----------   -----------   -----------
                                                            3,145,305     2,946,942     2,293,825
                                                          -----------   -----------   -----------

NET INTEREST INCOME                                         3,489,405     3,578,604     3,244,976

Provision for loan losses                                      72,000        95,000        48,000
                                                          -----------   -----------   -----------

NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES         3,417,405     3,483,604     3,196,976

Noninterest income
     Loan servicing fees, net                                  43,427        74,917        85,421
     Net gains on sales of loans held for sale                291,414       258,807        46,982
     Service charges on deposit accounts                      159,691       156,107       124,367
     Net realized losses on sales of securities
       available for sale                                          --            --       (47,950)
     Other income                                             215,753       177,599       111,933
                                                          -----------   -----------   -----------
                                                              710,285       667,430       320,753
Noninterest expense
     Salaries and employee benefits                         1,026,983     1,018,836       867,468
     Occupancy and equipment expense                          260,547       214,675       196,000
     Data processing expense                                  189,800       186,870       160,933
     Federal deposit insurance premium                         52,860        52,193       346,113
     Director fees                                            122,863       123,938       123,824
     Correspondent bank charges                                56,920        60,829        57,769
     Michigan Single Business tax                              65,000        73,000        58,550
     Y2K expense                                               33,270            --            --
     Provision (recovery) to adjust loans held for sale
       to lower of cost or market                              97,942            --       (27,259)
     Advertising expense                                       96,573        71,364        57,279
     Professional fees                                        143,247        89,803        87,410
     Supplies expense                                          69,800        70,021        65,129
     Other expense                                            303,590       288,779       250,512
                                                          -----------   -----------   -----------
                                                            2,519,395     2,250,308     2,243,728
                                                          -----------   -----------   -----------

INCOME BEFORE FEDERAL INCOME TAX EXPENSE                    1,608,295     1,900,726     1,274,001

Federal income tax expense                                    571,000       678,000       458,000
                                                          -----------   -----------   -----------

NET INCOME                                                $ 1,037,295   $ 1,222,726   $   816,001
                                                          ===========   ===========   ===========

Earnings per common and common equivalent share
     Basic earnings per common share                      $       .85   $       .98   $       .63
                                                          ===========   ===========   ===========
     Diluted earnings per common share                    $       .82   $       .94   $       .63
                                                          ===========   ===========   ===========

-------------------------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.
                                                                             18.

                               MSB FINANCIAL, INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                    Years ended June 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------------------------------------------
                                                                                                        Accumulated
                                                                       Additional                          Other
                                                          Common         Paid-In         Retained      Comprehensive
                                                           Stock         Capital         Earnings         Income
                                                           -----         -------         --------         ------
BALANCE AT JUNE 30, 1996                               $      7,408   $  7,017,760   $  7,870,150    $    (37,622)

Comprehensive income:
     Net income for 1997                                         --             --        816,001              --

     Other comprehensive income:
         Net change in net unrealized loss on
           securities available for sale, net of tax
           of $19,382                                            --             --             --          37,622


              Total comprehensive income

Cash dividends declared on common
  stock, net of dividends on unearned
  ESOP shares - $.23 per share                                   --             --       (306,243)             --

15,046 shares committed to be released
  under the ESOP                                                 --         65,575             --              --

Issuance of 722 restricted common
  shares under the Recognition and
  Retention Plan (RRP)                                            7         13,441             --              --

Amortization of RRP shares                                       --             --             --              --

Repurchase of 31,977 shares of common
  stock                                                          --             --             --              --

Issuance of 741,507 common shares
  from declaration of 2 for 1 stock split                     7,415             --         (7,415)             --
                                                       ------------   ------------   ------------    ------------


BALANCE AT JUNE 30, 1997                                     14,830      7,096,776      8,372,493              --

--------------------------------------------------------------------------------------------------------------------




                                                          Unearned        Unearned
                                                          Employee       Recognition
                                                            Stock            and                               Total
                                                          Ownership      Retention         Treasury        Shareholders'
                                                         Plan Shares     Plan Shares         Stock            Equity
                                                         -----------     -----------         -----            ------


BALANCE AT JUNE 30, 1996                               $   (451,399)   $   (254,200)     (1,557,753)   $ 12,594,344

Comprehensive income:
     Net income for 1997                                         --              --              --         816,001

     Other comprehensive income:
         Net change in net unrealized loss on
           securities available for sale, net of tax
           of $19,382                                            --              --              --          37,622

                                                                                                      ------------

              Total comprehensive income                                                                    853,623

Cash dividends declared on common
  stock, net of dividends on unearned
  ESOP shares - $.23 per share                                   --              --              --        (306,243)

15,046 shares committed to be released
  under the ESOP                                             68,393              --              --         133,968

Issuance of 722 restricted common
  shares under the Recognition and
  Retention Plan (RRP)                                           --         (13,448)             --              --

Amortization of RRP shares                                       --          59,564              --          59,564

Repurchase of 31,977 shares of common
  stock                                                          --              --        (645,060)       (645,060)

Issuance of 741,507 common shares
  from declaration of 2 for 1 stock split                        --              --              --              --
                                                       ------------    ------------    ------------    ------------


BALANCE AT JUNE 30, 1997                                   (383,006)       (208,084)     (2,202,813)     12,690,196

--------------------------------------------------------------------------------------------------------------------

                                  (Continued)
                                                                             19.

                               MSB FINANCIAL, INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                    Years ended June 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------------------------------------------

                                                                                                        Accumulated
                                                                       Additional                          Other
                                                          Common         Paid-In         Retained      Comprehensive
                                                           Stock         Capital         Earnings         Income
                                                           -----         -------         --------         ------
BALANCE AT JUNE 30, 1997                               $    14,830    $ 7,096,776    $ 8,372,493     $        --

Comprehensive income:
     Net income for 1998                                        --             --      1,222,726              --
     Other comprehensive income                                 --             --             --              --


         Total comprehensive income

Cash dividends declared on common
  stock, net of dividends on unearned
  ESOP shares - $.26 per share                                  --             --       (334,897)             --

14,262 shares committed to be released
  under the ESOP                                                --        152,375             --              --

Issuance of 2,888 common shares from
 treasury stock due to exercise of stock
 options                                                        --         (3,791)            --              --

Amortization of RRP shares                                      --             --             --              --

Repurchase of 35,100 shares of common
  stock                                                         --             --             --              --

Issuance of 148,301 common shares, including
  26,660 shares held as treasury
  stock, from declaration of 10% stock
  dividend, net of fractional shares                         1,483      2,287,914     (2,289,397)             --
                                                       -----------    -----------    -----------     -----------

BALANCE AT JUNE 30, 1998                                    16,313      9,533,274      6,970,925              --

--------------------------------------------------------------------------------------------------------------------






--------------------------------------------------------------------------------------------------------------------

                                                 Unearned        Unearned
                                                 Employee       Recognition
                                                   Stock            and                               Total
                                                 Ownership      Retention         Treasury        Shareholders'
                                                Plan Shares     Plan Shares         Stock            Equity
                                                -----------     -----------         -----            ------

BALANCE AT JUNE 30, 1997                       $   (383,006)   $   (208,084)     (2,202,813)   $ 12,690,196

Comprehensive income:
     Net income for 1998                                 --              --              --       1,222,726
     Other comprehensive income                          --              --              --              --

                                                                                              ------------

         Total comprehensive income                                                               1,222,726

Cash dividends declared on common
  stock, net of dividends on unearned
  ESOP shares - $.26 per share                           --              --              --        (334,897)

14,262 shares committed to be released
  under the ESOP                                     64,825              --              --         217,200

Issuance of 2,888 common shares from
 treasury stock due to exercise of stock
 options                                                 --              --          26,353          22,562

Amortization of RRP shares                               --          61,356              --          61,356

Repurchase of 35,100 shares of common
  stock                                                  --              --        (566,450)       (566,450)

Issuance of 148,301 common shares, including
  26,660 shares held as treasury
  stock, from declaration of 10% stock
  dividend, net of fractional shares                     --              --              --              --
                                               ------------    ------------    ------------    ------------

BALANCE AT JUNE 30, 1998                           (318,181)       (146,728)     (2,742,910)     13,312,693

--------------------------------------------------------------------------------------------------------------------

                                  (Continued)
                                                                             20.

                              MSB FINANCIAL, INC.
           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                    Years ended June 30, 1999, 1998 and 1997

--------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    Accumulated
                                                                         Additional                                    Other
                                                     Common               Paid-In             Retained            Comprehensive
                                                     Stock                Capital             Earnings                 Income
                                                     -----                -------             --------                 ------
BALANCE AT JUNE 30, 1998                         $     16,313         $  9,533,274          $  6,970,925          $         --

Comprehensive income:
     Net income for 1999                                   --                   --             1,037,295                    --
     Other comprehensive income                            --                   --                    --                    --

         Total comprehensive income

Cash dividends declared on common
  stock, net of dividends on unearned
  ESOP shares - $.31 per share                             --                   --              (384,682)                   --

13,519 shares committed to be released
  under the ESOP                                           --              122,878                    --                    --

Issuance of 1,870 common shares from
 treasury stock due to exercise of stock
 options                                                   --                 (916)                   --                    --

Amortization of RRP shares                                 --                   --                    --                    --

Repurchase of 78,335 shares of common
  stock                                                    --                   --                    --                    --

Cash paid for fractional  shares                           --                 (230)                   --                    --
                                                 ------------         ------------          ------------          ------------


BALANCE AT JUNE 30, 1999                         $     16,313         $  9,655,006          $  7,623,538          $         --
                                                 ============         ============          ============          ============

--------------------------------------------------------------------------------------------------------------------------------






--------------------------------------------------------------------------------------------------------------------------------
                                                    Unearned             Unearned
                                                    Employee            Recognition
                                                     Stock                  and                                         Total
                                                   Ownership             Retention             Treasury             Shareholders'
                                                  Plan Shares           Plan Shares              Stock                 Equity
                                                  -----------           -----------              -----                 ------

BALANCE AT JUNE 30, 1998                         $   (318,181)         $   (146,728)           (2,742,910)         $ 13,312,693

Comprehensive income:
     Net income for 1999                                   --                    --                    --             1,037,295
     Other comprehensive income                            --                    --                    --                    --

                                                                                                                  ------------
         Total comprehensive income                                                                                   1,037,295

Cash dividends declared on common
  stock, net of dividends on unearned
  ESOP shares - $.31 per share                             --                    --                    --              (384,682)

13,519 shares committed to be released
  under the ESOP                                       61,513                    --                    --               184,391

Issuance of 1,870 common shares from
 treasury stock due to exercise of stock
 options                                                   --                    --                15,521                14,605

Amortization of RRP shares                                 --                61,356                    --                61,356

Repurchase of 78,335 shares of common
  stock                                                    --                    --            (1,043,952)           (1,043,952)

Cash paid for fractional  shares                           --                    --                    --                  (230)
                                                 ------------          ------------          ------------          ------------


BALANCE AT JUNE 30, 1999                         $   (256,668)         $    (85,372)         $ (3,771,341)         $ 13,181,476
                                                 ============          ============          ============          ============

--------------------------------------------------------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.

                                                                             21.


                               MSB FINANCIAL, INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                    Years ended June 30, 1999, 1998 and 1997

-----------------------------------------------------------------------------------------------------------

                                                                  1999             1998             1997
                                                             ------------     ------------     ------------
CASH FLOWS FROM OPERATING ACTIVITIES
     Net income                                              $  1,037,295     $  1,222,726     $    816,001
     Adjustments to reconcile net income
       to net cash provided by operating activities
         Provision for loan losses                                 72,000           95,000           48,000
         Provision (recovery) to adjust loans held
           for sale to lower of cost or market                     97,942               --          (27,259)
         Depreciation                                             134,680          108,346          100,913
         Amortization of mortgage servicing rights                 62,279           18,434            1,168
         Net amortization of premium (discount)                        --               --              396
         Employee Stock Ownership Plan expense                    184,391          217,200          133,968
         Recognition and Retention Plan expense                    61,356           61,356           59,564
         Originations of loans held for sale                  (22,287,159)     (16,929,952)      (2,992,755)
         Proceeds from sales of loans held for sale            19,315,171       16,875,614        2,894,510
         Net gains on sales of loans held for sale               (291,414)        (258,807)         (46,982)
         Net realized losses on sales of securities
           available for sale                                          --               --           47,950
         Change in assets and liabilities:
              Accrued interest receivable                         (35,634)           1,074          (88,681)
              Other assets                                       (333,824)        (266,763)        (314,197)
              Accrued interest payable                             11,247           14,000           34,782
              Accrued expenses and other liabilities             (388,445)         866,346         (250,863)
                                                             ------------     ------------     ------------
                  Net cash from operating activities           (2,360,115)       2,024,574          416,515

CASH FLOWS FROM INVESTING ACTIVITIES
     Proceeds from sales of securities available for sale              --               --        2,127,211
     Proceeds from maturities of securities
       held to maturity                                                --               --        1,000,000
     Principal paydowns on mortgage-backed
       securities held to maturity                                  3,236            3,353            4,530
     Purchase of Federal Home Loan Bank stock                    (112,300)        (114,500)        (727,000)
     Net increase in loans                                     (1,613,011)      (4,420,461)     (15,509,130)
     Net purchases of premises and equipment                     (169,870)        (180,166)        (147,789)
                                                             ------------     ------------     ------------
         Net cash from investing activities                    (1,891,945)      (4,711,774)     (13,252,178)


-----------------------------------------------------------------------------------------------------------

                                  (Continued)

                                                                             22.


                            MSB FINANCIAL, INC. 28.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                    Years ended June 30, 1999, 1998 and 1997

----------------------------------------------------------------------------------------------------

                                                          1999             1998             1997
                                                     ------------     ------------     ------------
CASH FLOWS FROM FINANCING ACTIVITIES
     Net change in deposits                          $  3,021,829     $  1,108,416     $  1,254,674
     Proceeds from Federal Home Loan Bank
       advances                                         9,000,000       19,500,000       17,500,000
     Repayments on Federal Home Loan Bank
       advances                                        (7,107,741)     (16,901,624)      (4,126,400)
     Net change in advance payments
       by borrowers for taxes and insurance                83,776           59,294           59,244
     Cash paid for fractional shares                         (230)              --               --
     Cash dividends paid                                 (384,682)        (334,897)        (306,243)
     Proceeds from exercise of stock options               14,605           22,562               --
     Repurchase of common stock                        (1,043,952)        (566,450)        (645,060)
                                                     ------------     ------------     ------------
         Net cash from financing activities             3,583,605        2,887,301       13,736,215
                                                     ------------     ------------     ------------

Net change in cash and cash equivalents                   668,455          200,101          900,552

Cash and cash equivalents at beginning of period        3,280,713        3,080,612        2,180,060
                                                     ------------     ------------     ------------

CASH AND CASH EQUIVALENTS AT END OF PERIOD           $  2,612,258     $  3,280,713     $  3,080,612
                                                     ============     ============     ============

Supplemental disclosures of cash flow information
     Cash paid during the period for
         Interest $                                     3,134,058     $  2,932,942     $  2,259,043
         Income taxes                                     565,000          723,956          497,299

Supplemental disclosure of noncash investing
  activities
     Transfers from loans held for sale to loans
       held to maturity                              $    110,000     $         --     $    950,741


----------------------------------------------------------------------------------------------------

          See accompanying notes to consolidated financial statements.

                                                                             23.

                               MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1999, 1998 and 1997
--------------------------------------------------------------------------------

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

SECURITIES: Securities available for sale include those the Corporation may decide to sell due to changes in interest rates, prepayment risks, yield and availability of alternative investments, liquidity needs, or other factors. Securities classified as available for sale are reported at their fair value and the related unrealized holding gain or loss is reported, net of related income tax effects, as other comprehensive income (loss) and as a separate component of shareholders' equity until realized.

Securities for which management has the positive intent and the Corporation has the ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the estimated life of the security.

--------------------------------------------------------------------------------
                                  (Continued)
                                                                             24.

                               MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1999, 1998 and 1997
--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Premiums and discounts on securities are recognized in interest income using the interest method over the estimated life of the security. Gains and losses on the sale of securities are determined using the specific identification method based on amortized cost. There were no sales of securities during the years ended June 30, 1999 and 1998. Proceeds from sales of securities available for sale during the year ended June 30, 1997 were $2,127,211. Gross losses of $47,950 were realized on those sales.

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

SERVICING RIGHTS: Servicing rights are recognized as assets for purchased rights and for the allocated value of retained servicing rights on loans sold. Servicing rights are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the rights, using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics. Any impairment of a grouping is reported as a valuation allowance.

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

--------------------------------------------------------------------------------
                                  (Continued)
                                                                             25.

                               MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1999, 1998 and 1997
--------------------------------------------------------------------------------

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

FORECLOSED REAL ESTATE: Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of cost or fair value minus estimated costs to sell. There were no foreclosed real estate properties held at June 30, 1999 or 1998.

--------------------------------------------------------------------------------
                                  (Continued)
                                                                             26.

                               MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1999, 1998 and 1997
--------------------------------------------------------------------------------

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

--------------------------------------------------------------------------------
                                  (Continued)
                                                                             27.

                               MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1999, 1998 and 1997
--------------------------------------------------------------------------------

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

FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK: The Corporation, in the normal course of business, makes commitments to make loans which are not reflected in the financial statements. A summary of these commitments is disclosed in Note 14.

STOCK SPLITS AND STOCK DIVIDENDS: Common share amounts and market values and price per share disclosures related to stock repurchase programs, stock-based compensation plans and earnings and dividends per share disclosures have been restated for the 10% stock dividend declared July 14, 1998 and paid on August 31, 1998 to shareholders of record on August 10, 1998; and the two-for-one stock split effected in the form of a 100% stock dividend which was declared July 8, 1997 and paid on August 7, 1997. Stock dividends in excess of 20% are reported by transferring the par value of the stock issued from retained earnings to common stock. Stock dividends for 20% or less are reported by transferring the market value, as of the ex-dividend date, of the stock issued from retained earnings to common stock and additional paid-in capital. Fractional share amounts are paid in cash with a reduction in retained earnings. As of June 30, 1998, common stock included $1,483 for the stock dividend paid on August 31, 1998.

--------------------------------------------------------------------------------
                                  (Continued)
                                                                             28.

                               MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1999, 1998 and 1997
--------------------------------------------------------------------------------

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

SEGMENTS: MSB Financial, Inc. and its subsidiary, Marshall Savings Bank, provide a broad range of financial services to individuals and companies in Southern Michigan. These services include demand, time and savings deposits; lending; and cash management. While the Company's chief decision makers monitor the revenue streams of the various Company products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the Company's banking operations are considered by management to be aggregated in one reportable operating segment.

COMPREHENSIVE INCOME: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized holding gains and losses on securities available for sale, net of taxes, which is recognized as a separate component of shareholders' equity. The accounting standard that requires reporting comprehensive income first applies for 1999, with prior information restated to be comparable.

NEW ACCOUNTING PRONOUNCEMENTS: A new accounting standard, SFAS No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES, will require all derivatives to be recognized at fair value as either assets or liabilities in the Consolidated Balance Sheets beginning with the quarter ended September 30, 2000. Changes in the fair value of derivatives not designated as hedging instruments are to be recognized currently in earnings. Gains or losses on derivatives designated as hedging instruments are either to be recognized currently in earnings or are to be recognized as a component of other comprehensive income, depending on the intended use of the derivatives and the resulting designations. The Corporation does not believe adoption of this new standard will have a material impact on its consolidated financial position or results of operations.

--------------------------------------------------------------------------------
                                  (Continued)
                                                                             29.

                               MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1999, 1998 and 1997
--------------------------------------------------------------------------------

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Mortgage loans originated for sale converted into securities will be affected by a new accounting standard for 1999. The new standard allows classifying these securities as available for sale, trading, or held to maturity, instead of the current requirement to classify as trading. This is not expected to have a material effect but the effect will vary depending on the level and designation of securitizations as well as on market price movements. As of June 30, 1999 there were no securitizations.

RECLASSIFICATIONS: Some items in the prior consolidated financial statements have been reclassified to conform with the current presentation.


NOTE 2 - EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE

A reconciliation of the numerators and denominators used in the computation of the basic earnings per common share and diluted earnings per common share is presented below:

                                                            Years ended June 30,
                                                    1999            1998            1997
                                                    ----            ----            ----
BASIC EARNINGS PER COMMON SHARE
    Numerator
      Net income                                $ 1,037,295     $ 1,222,726     $   816,001
                                                ===========     ===========     ===========

    Denominator
      Weighted average common shares
        outstanding                               1,308,435       1,357,606       1,414,203
      Less:  Average unallocated ESOP shares        (63,241)        (77,131)        (91,785)
      Less:  Average nonvested RRP shares           (20,356)        (28,934)        (36,717)
                                                -----------     -----------     -----------

      Weighted average common shares
        outstanding for basic earnings per
        common share                              1,224,838       1,251,541       1,285,701
                                                ===========     ===========     ===========

    Basic earnings per common share             $       .85     $       .98     $       .63
                                                ===========     ===========     ===========


--------------------------------------------------------------------------------
                                  (Continued)
                                                                             30.

                               MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1999, 1998 and 1997
--------------------------------------------------------------------------------

NOTE 2 - EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE
(Continued)

                                                         Years ended June 30,
                                                 1999          1998          1997
                                                 ----          ----          ----
DILUTED EARNINGS PER COMMON SHARE
    Numerator
      Net income                              $1,037,295    $1,222,726    $  816,001
                                              ==========    ==========    ==========

    Denominator
      Weighted average common shares
        outstanding for basic earnings per
        common share                           1,224,838     1,251,541     1,285,701
      Add:  Dilutive effects of average
        nonvested RRP shares, net of tax
        benefits                                   6,139         7,667            --
      Add:  Dilutive effects of assumed
        exercises of stock options                40,515        47,149        13,425
                                              ----------    ----------    ----------

      Weighted average common shares
        and dilutive potential common
        shares outstanding                     1,271,492     1,306,357     1,299,126
                                              ==========    ==========    ==========

    Diluted earnings per common share         $      .82    $      .94    $      .63
                                              ==========    ==========    ==========

Stock options for 67,848, 67,848 and 12,100 shares of common stock were not considered in computing diluted earnings per common share for the years ended June 30, 1999, 1998 and 1997, because they were antidilutive.


NOTE 3 - INTEREST-BEARING DEPOSITS IN OTHER FINANCIAL INSTITUTIONS

Interest-bearing deposits in other financial institutions at June 30 consist of the following:


                                                1999           1998
                                              --------       --------

           FHLB overnight time deposits       $200,251       $500,975
           FHLB cash management account        515,285        493,218
                                              --------       --------

                                              $715,536       $994,193
                                              ========       ========

--------------------------------------------------------------------------------
                                  (Continued)
                                                                             31.

                               MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1999, 1998 and 1997
--------------------------------------------------------------------------------

NOTE 4 - LOANS RECEIVABLE, NET

Loans at June 30 are classified as follows:

                                                     1999               1998
                                                ------------       ------------
Real estate loans
    One-to-four family                          $ 54,417,070       $ 50,129,570
    Commercial                                     9,656,721         10,367,408
    Construction or development                    6,107,904          5,601,696
                                                ------------       ------------
                                                  70,181,695         66,098,674
Other loans
    Consumer loans
         Home equity lines of credit               3,263,705          3,243,830
         Second mortgage loans                     2,974,420          2,777,438
         Automobile                                1,574,861          1,791,947
         Other                                     1,265,335          1,598,616
                                                ------------       ------------
                                                   9,078,321          9,411,831
    Commercial business loans                        842,007            851,733
                                                ------------       ------------
         Total other loans                         9,920,328         10,263,564
                                                ------------       ------------

             Total loans                          80,102,023         76,362,238
Less:
    Loans held for sale                           (3,256,519)          (295,300)
    Loans in process                              (1,390,142)        (2,307,547)
    Deferred loan fees and discounts                (287,026)          (303,226)
    Allowance for loan losses                       (452,308)          (391,148)
                                                ------------       ------------

         Net loans                              $ 74,716,028       $ 73,065,017
                                                ============       ============

Activity in the allowance for loan losses is summarized as follows for the years ended June 30:

                                               1999        1998        1997
                                            ---------   ---------   ---------

Balance at beginning of year                $ 391,148   $ 302,903   $ 348,067
    Provision charged to operating expense     72,000      95,000      48,000
    Recoveries credited to allowance            3,444       7,176       2,780
    Loans charged off                         (14,284)    (13,931)    (95,944)
                                            ---------   ---------   ---------

Balance at end of year                      $ 452,308   $ 391,148   $ 302,903
                                            =========   =========   =========

--------------------------------------------------------------------------------
                                  (Continued)
                                                                             32.

                               MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1999, 1998 and 1997
--------------------------------------------------------------------------------

NOTE 4 - LOANS RECEIVABLE, NET (Continued)

Information regarding impaired loans is as follows for the year ended June 30, 1999, 1998 and 1997:

                                                   1999        1998        1997
                                              ---------   ---------   ---------

Average investment in impaired loans          $ 375,126   $ 591,000   $ 603,000
Interest income recognized on impaired loans
  including interest income recognized on
  cash basis                                     44,000      50,000      50,000
Interest income recognized on impaired loans
  on cash basis                                  44,000      50,000      50,000

Information regarding impaired loans at June 30, 1999, 1998 and 1997 is as follows:


                                                      1999        1998        1997
                                                   ---------   ---------   ---------
Balance of impaired loans                          $ 164,645   $ 586,000   $ 596,000
Less: Portion for which no allowance for loan
  losses is allocated                               (164,645)   (586,000)   (596,000)
                                                   ---------   ---------   ---------

Portion of impaired loan balance for which an
  allowance for loan losses is allocated           $      --   $      --   $      --
                                                   =========   =========   =========

Portion of allowance for loan losses allocated
  to the impaired loan balance                     $      --   $      --   $      --
                                                   =========   =========   =========


--------------------------------------------------------------------------------
                                  (Continued)
                                                                             33.

                               MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1999, 1998 and 1997
--------------------------------------------------------------------------------

NOTE 5 - SECONDARY MORTGAGE MARKET ACTIVITIES

The following summarizes the Corporation's secondary mortgage market activities for the years ended June 30:


                                                    1999            1998           1997
                                               ------------    ------------   ------------
Activity during the year:
    Loans originated for resale, net of
      principal paydowns                       $ 22,287,159    $ 16,929,952   $  2,992,755
    Loans transferred to held to maturity           110,000              --        950,741
    Proceeds from sales of loans originated
      for resale                                 19,315,171      16,875,614      2,894,510
    Gain on sales of loans originated
      for resale                                    291,414         258,807         46,982
    Portion of gain resulting from costs
      allocated to mortgage servicing rights        192,183         167,845         28,763
    Loan servicing fees, net                         43,427          74,917         85,421

Balance at June 30:
    Loans held for sale                        $  3,256,519    $    295,300   $    150,000
    Less: Allowance to adjust loans held
      for sale to lower of aggregate cost or
      market                                        (97,942)             --             --
                                               ------------    ------------   ------------

         Loans held for sale, net              $  3,158,577    $    295,300   $    150,000
                                               ============    ============   ============

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans at June 30 are summarized as follows:

                                             1999          1998          1997
                                         -----------   -----------   -----------
Mortgage loan portfolios serviced for:
    FHLMC                                $47,334,139   $39,748,411   $32,756,668

Custodial escrow balances maintained in connection with the foregoing serviced loans were $278,000, $245,000 and $208,000 at June 30, 1999, 1998 and 1997,
respectively.

--------------------------------------------------------------------------------
                                  (Continued)
                                                                             34.

                               MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1999, 1998 and 1997
--------------------------------------------------------------------------------

NOTE 6 - PREMISES AND EQUIPMENT, NET

A summary of premises and equipment at June 30 is as follows:

                                                      1999              1998
                                                  -----------       -----------

Land                                              $   360,007       $   348,338
Buildings                                             530,906           482,145
Furniture, fixtures and equipment                     678,335           587,295
                                                  -----------       -----------
                                                    1,569,248         1,417,778
Less:  Accumulated depreciation                      (885,180)         (768,900)
                                                  -----------       -----------

                                                  $   684,068       $   648,878
                                                  ===========       ===========


NOTE 7 - DEPOSITS

The aggregate amount of short term jumbo certificates of deposit in denominations of $100,000 or more was $1,596,000 and $1,271,000 at June 30, 1999 and 1998, respectively.

At June 30, 1999, the scheduled maturities of certificates of deposit are as follows for the years ended June 30:

                  2000                   $14,266,718
                  2001                     3,236,350
                  2002                     1,526,260
                  2003                     1,050,976
                  2004                     2,195,254
                                         -----------

                                         $22,275,558

--------------------------------------------------------------------------------
                                  (Continued)
                                                                             35.

                               MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1999, 1998 and 1997
--------------------------------------------------------------------------------

NOTE 8 - FEDERAL HOME LOAN BANK ADVANCES

At June 30, 1999 and 1998, the Corporation had advances from the Federal Home Loan Bank of Indianapolis as follows:

Final Maturity Date      Interest Rate               1999             1998
-------------------      ------------------      -----------      -----------

September 14, 1998       5.8700% (variable)      $        --      $ 1,000,000
August 26, 1999          5.3300% (variable)        1,000,000               --
November 15, 2001        6.2100% (fixed)           1,657,164        1,902,258
March 15, 2002           6.2800% (fixed)           1,070,978        1,270,431
August 15, 2002          6.3100% (fixed)           1,933,962        2,000,000
November 15, 2002        6.1400% (fixed)             469,134          500,000
February 18, 2003        5.8000% (fixed)             936,784        1,000,000
July 15, 2003            5.8700% (fixed)           1,000,000               --
October 15, 2003         5.1000% (fixed)           1,000,000               --
March 15, 2004           6.3900% (fixed)             761,401          872,915
March 15, 2004           6.3200% (fixed)           1,883,951        2,378,323
July 15, 2004            6.5900% (fixed)           1,879,406        2,000,000
August 16, 2004          6.4600% (fixed)             938,991        1,000,000
October 15, 2004         6.3000% (fixed)             951,329        1,000,000
November 15, 2004        6.4300% (fixed)             950,715        1,000,000
February 15, 2005        5.8900% (fixed)             936,784        1,000,000
June 15, 2005            6.0500% (fixed)           1,405,177        1,500,000
September 15, 2005       5.7300% (fixed)           1,000,000               --
September 15, 2005       5.7500% (fixed)           1,000,000               --
February 15, 2006        5.8400% (fixed)           1,388,490        1,660,940
August 15, 2006          6.7300% (fixed)           1,699,969        1,887,109
                                                 -----------      -----------

                                                 $23,864,235      $21,971,976
                                                 ===========      ===========

Principle payments on the advances outstanding at June 30, 1999 are due in the years ending June 30 as follows:

                  2000                             $ 3,877,776
                  2001                               3,183,424
                  2002                               4,304,382
                  2003                               4,032,923
                  2004                               3,493,233
                  Thereafter                         4,972,497
                                                   -----------

                                                   $23,864,235

--------------------------------------------------------------------------------
                                  (Continued)
                                                                             36.

                               MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1999, 1998 and 1997
--------------------------------------------------------------------------------

NOTE 8 - FEDERAL HOME LOAN BANK ADVANCES (Continued)

These advances were required to be collateralized by at least $38,183,000 and $35,155,000 of the Corporation's first mortgage loans under a blanket lien arrangement at June 30, 1999 and 1998, respectively.


NOTE 9 - RELATED PARTY TRANSACTIONS

An analysis of aggregate loans outstanding to directors, executive officers and their affiliates follows:

                                    1999            1998            1997
                                    ----            ----            ----

Aggregate balance, July 1        $ 784,000       $ 540,000       $ 501,000
    New loans and renewals         396,000         498,000         136,000
    Repayments and renewals       (286,000)       (254,000)        (97,000)
                                 ---------       ---------       ---------

Aggregate balance, June 30       $ 894,000       $ 784,000       $ 540,000
                                 =========       =========       =========

Total deposits from directors, executive officers and their affiliates were $1,314,000 and $1,376,000 at June 30, 1999 and 1998, respectively.


NOTE 10 - DEFERRED DIRECTOR FEES

During the year ended June 30, 1996, deferred director fee plans were implemented for certain directors of the Corporation and the Bank. Under the plans, the Corporation/Bank is obligated to pay each such individual or beneficiaries the amount of fees deferred plus interest credited thereon over a period of 15 years, beginning with the individual's termination of service. A liability is being accrued for the obligation under these plans. The expense incurred for the deferred directors fees for the year ended June 30, 1999, 1998 and 1997 was $67,732, $71,160 and $73,812 resulting in a deferred compensation liability of $249,079, $181,347 and $110,187 for the same periods. To fund the benefits that will be payable under these plans, life insurance on the participants was purchased. The cash surrender value of such insurance at June 30, 1999 and 1998 was $1,181,276 and $864,687 and is included in other assets in the Consolidated Balance Sheets.


--------------------------------------------------------------------------------
                                  (Continued)
                                                                             37.

                               MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1999, 1998 and 1997
--------------------------------------------------------------------------------

NOTE 11 - STOCK-BASED COMPENSATION PLANS

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

During the years ended June 30, 1999, 1998 and 1997, contributions of $64,004 $68,160 and $71,941 respectively, were made to the ESOP. For the same respective periods, 13,519, 14,262 and 15,046 shares with an average fair value of $13.64, $15.23 and $8.90 per share were committed to be released, resulting in ESOP compensation expense of $184,391, $217,200 and $133,968, respectively.

--------------------------------------------------------------------------------
                                  (Continued)
                                                                             38.

                               MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1999, 1998 and 1997
--------------------------------------------------------------------------------

NOTE 11 - STOCK-BASED COMPENSATION PLANS (Continued)

Shares held by the ESOP at June 30 are as follows:

                                                    1999            1998
                                                ----------      ----------

Allocated to participants                           70,593          57,074
Unearned                                            56,481          70,000
                                                ----------      ----------

    Total ESOP shares                              127,074         127,074
                                                ==========      ==========
    Fair value of unearned shares               $  635,411      $1,018,000
                                                ==========      ==========

    Fair value of allocated shares subject
      to repurchase obligation                  $       --      $       --
                                                ==========      ==========

The 1995 stock option and incentive plan ("SOP"), as approved by the Corporation's shareholders, was authorized by the Board of Directors on October 24, 1995 for the benefit of directors and certain officers of the Corporation. The 1995 SOP and the 1997 SOP, discussed below, are administered by a Committee of Directors of the Corporation. This Committee selects recipients and terms of awards pursuant to the plans. The total shares made available under the 1995 SOP was 158,842. The Committee has awarded, under the 1995 SOP, options to purchase 96,892 shares of common stock at an exercise price of $7.1023 per share (October
1995), 2,383 shares of common stock at an exercise price of $8.4659 per share (November 1996), and 12,100 shares of common stock at an exercise price of $10.0568 per share (June 1997), which were the market prices of the Corporation's common stock on the date of the awards. During the years ended June 30, 1999 and 1998, 1,870 and 3,177 options were exercised at an average exercise price of $7.8102 and $7.1023 per share. At June 30, 1999, there were 106,328 options outstanding and there were 47,467 shares reserved for future grants under the 1995 SOP. The 1995 SOP options vest in five equal annual installments, with the first installment vested on October 24, 1996, and expire ten years from date of grant. As of June 30, 1999, no 1995 SOP options have expired or been canceled.

--------------------------------------------------------------------------------
                                  (Continued)
                                                                             39.

                               MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1999, 1998 and 1997
--------------------------------------------------------------------------------

NOTE 11 - STOCK-BASED COMPENSATION PLANS (Continued)

The 1997 SOP was approved by shareholders and directors on October 28, 1997 for the benefit of directors, officers and employees of the Corporation. The total shares made available under the 1997 SOP was 67,848. The Committee has awarded, under the 1997 SOP, options to purchase 46,200 shares of common stock, expiring ten years from the date of grant, at an exercise price of $16.3636 per share with immediate vesting (October 1997), 2,820 shares of common stock, expiring ten years from the date of grant, at an exercise price of $15.4545 per share with immediate vesting (June 1998), 273 shares of common stock, expiring ten years from the date of grant, at an exercise price of $15.4545 per share, with a one year vesting period (June 1998) and 18,555 shares of common stock, expiring fifteen years from the date of grant, at an exercise price of $15.4545 per share with immediate vesting (June 1998), which were the market prices of the Corporation's common stock on the date of the awards. At June 30, 1999, there were 67,878 options outstanding and there were no shares reserved for future grants under the 1997 SOP. As of June 30, 1999, no 1998 SOP options have been exercised, expired or canceled.

SFAS No. 123, which became effective for stock-based compensation awarded during fiscal years beginning after December 15, 1995, requires proforma disclosures for companies that do not adopt its fair value accounting method for stock-based employee compensation for awards granted in the first fiscal year beginning after December 15, 1994. Accordingly, the following proforma information presents net income and earnings per share had the fair value method been used to measure compensation cost for stock option plans. The exercise price of options granted is equivalent to the market value of underlying stock at the grant date. Accordingly, compensation cost actually recognized for stock options was $-0- for the years ended June 30, 1999, 1998 and 1997.

The fair value of options granted during the years ended June 30, 1998 and 1997 is estimated using the following weighted-average information: risk-free interest rate of 5.85%and 6.51%, expected life of 8.0 years, expected dividends of 2.30% and 2.72% per year and expected stock price volatility of 7.57% and 6.74% per year. No options were granted during 1999.

                                        1999            1998            1997
                                   -------------   -------------   -------------

Net income as reported             $1,037,295       $1,222,726       $816,001
Proforma net income                $1,014,777       $  954,359       $774,227

Reported earnings per common and
 common equivalent share
    Basic                          $      .85       $      .98       $    .63
    Diluted                        $      .82       $      .94       $    .63

Proforma earnings per common and
 common equivalent share
    Basic                          $      .83       $      .76       $    .60
    Diluted                        $      .80       $      .73       $    .60

--------------------------------------------------------------------------------
                                  (Continued)
                                                                             40.

                               MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1999, 1998 and 1997
--------------------------------------------------------------------------------

NOTE 11 - STOCK-BASED COMPENSATION PLANS (Continued)

In future years, the proforma effect of not applying SFAS No 123 is expected to increase as additional options are granted.

Stock option plans are used to reward directors, officers and employees and provide them with an additional equity interest. Options are issued for 10 year periods, with various vesting provisions. At June 30, 1999, a total of 47,467 shares were authorized for future grants. Information about option grants follows.

                                                                  Weighted-
                                             Number                Average
                                           of Options          Exercise Price
                                           ----------          --------------

Outstanding, June 30, 1996                   96,892              $ 7.1023
Granted                                      14,483                9.7950
Exercised                                        --                    --
Forfeited                                        --                    --
                                                                 --------
Outstanding, June 30, 1997                  111,375                7.4525

Granted                                      67,848               16.0735
Exercised                                    (3,177)               7.1023
Forfeited                                        --                    --
                                                                 --------
Outstanding, June 30, 1998                  176,046               10.7813

Granted                                          --
Exercised                                    (1,870)               7.8102
Forfeited                                        --                    --
                                                                 --------
Outstanding, June 30, 1999                  174,176               10.8132
                                                                 ========

The weighted-average fair value per option for options granted during the years ended June 30, 1998 and 1997 was $3.42 and $2.09. At June 30, 1999, options outstanding had a weighted-average remaining life of 7.6 years and a range of exercise price from $7.1023 to $16.3636.

Options exercisable at June 30 are as follows.

                                                                 Weighted-
                                            Number                Average
                                           of Options          Exercise Price
                                           ----------          --------------

   1997                                     19,378                7.1023
   1998                                    106,052               12.8938
   1999                                    126,730               12.0203

--------------------------------------------------------------------------------
                                  (Continued)
                                                                             41.

                               MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1999, 1998 and 1997
--------------------------------------------------------------------------------

NOTE 11 - STOCK-BASED COMPENSATION PLANS (Continued)

A Recognition and Retention Plan ("RRP"), as approved by the Corporation's shareholders, was authorized by the Board of Directors on October 24, 1995 for the benefit of directors, officers and employees of the Corporation. The RRP is a restricted stock award plan administered by a Committee of the Directors of the Corporation. The Committee selects recipients and terms of restricted stock awards. The total shares made available under the RRP was 63,536. The Committee awarded 1,588 shares (November 1996) and 41,298 shares (October 1995) of common stock under the RRP during the years ended June 30, 1997 and 1996, respectively. As of June 30, 1999, a total of 42,886 shares were awarded under the RRP and 20,650 shares were reserved for future awards. RRP awards vest in five equal annual installments, with the first award vesting on October 24, 1996, subject to the continuous employment of the recipients and the Corporation's achievement of certain performance standards as defined under such plans. Compensation expense for the RRP is recognized on a pro-rata basis over the vesting period of the awards. During the years ended June 30, 1999, 1998 and 1997, $61,356, $61,356 and $59,564, respectively, were charged to compensation expense for the RRP. The unamortized unearned compensation value of the RRP is shown as a reduction to shareholders' equity in the Consolidated Balance Sheets.


NOTE 12 - STOCK REPURCHASE PROGRAMS

On November 17, 1995, the Corporation received a "no objection" letter from the Office of Thrift Supervision to repurchase up to 9% (142,958 shares) of its common stock in the open market over a twelve month period. As of March 31, 1996, the Corporation had completed the repurchase program with a total of 142,958 shares at an average price of $8.50 per share. On April 22, 1996, the Corporation received OTS approval to repurchase up to 5% (74,558 shares) of its common stock. As of January 31, 1997, the Corporation had completed this repurchase program with a total of 74,558 shares at an average price of $8.05 per share. On February 11, 1997, the Corporation received OTS approval to repurchase up to 5% (70,690 shares) of its common stock. As of the expiration date, February 11, 1998, 62,205 shares had been repurchased at an average price of $11.20 per share. On February 11, 1998, the Corporation announced a stock repurchase plan of 5% (67,738 shares) of its common stock. As of the expiration date, February 11, 1999, 46,470 shares had been repurchased at an average price of $14.81 per share. On February 16, 1999, the Corporation announced a stock repurchase plan of 5% (65,657 shares) of its common stock. As of June 30, 1999, 48,585 shares have been repurchased at an average price of $12.64 per share and, therefore, the Corporation has remaining approval to repurchase up to 17,072 additional shares. Approval to repurchase these additional shares expires on February 16, 2000.

Repurchased shares are treated as treasury shares and are available for general corporate purposes, including issuance in connection with stock-based compensation plans. Any future repurchased shares will affect the Corporation's future earnings per common share disclosures by reducing amounts available for investment and weighted-average shares outstanding.

--------------------------------------------------------------------------------
                                  (Continued)
                                                                             42.

                               MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1999, 1998 and 1997
--------------------------------------------------------------------------------

NOTE 13 - CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED
  EARNINGS

Savings institutions insured by the FDIC must meet various regulatory capital requirements. If a requirement is not met, regulatory authorities may take legal or administrative actions, including restrictions on growth or operations or, in extreme cases, seizure.

As of June 30, 1999, the Bank was categorized as well capitalized. The Bank's actual and required capital amounts and ratios are presented below:

                                                                                       To Be Well
                                                                                    Capitalized Under
                                                               For Capital          Prompt Corrective
                                       Actual               Adequacy Purposes       Action Provisions
                                Amount       Ratio         Amount       Ratio      Amount        Ratio
                                ------       -----         ------       -----      ------        -----
                                                           (Dollars in Thousands)
As of June 30, 1999
 Tangible Capital (to
   adjusted total assets)      $10,100       12.02%       $ 1,261         1.5%      $  N/A         N/A%
 Tier 1 (Core) Capital (to
   adjusted total assets)       10,100       12.02          2,522         3.0          N/A         N/A
 Tier 1 (Core) Capital (to
   average assets)              10,100       12.03          3,359         4.0        4,199         5.0
 Tier 1 (Core) Capital (to
   risk weighted assets)        10,100       19.60          2,061         4.0        3,092         6.0
 Total Capital (to risk
   weighted assets)             10,552       20.48          4,123         8.0        5,154        10.0


As of June 30, 1998
 Tangible Capital (to
   adjusted total assets)      $ 9,833       12.33%       $ 1,197         1.5%      $  N/A         N/A%
 Tier 1 (Core) Capital (to
   adjusted total assets)        9,833       12.33          2,393         3.0          N/A         N/A
 Tier 1 (Core) Capital (to
   average assets)               9,833       12.47          3,155         4.0        3,943         5.0
 Tier 1 (Core) Capital (to
   risk weighted assets)         9,833       19.94          1,973         4.0        2,959         6.0
 Total Capital (to risk
   weighted assets)             10,224       20.73          3,946         8.0        4,932        10.0


The Qualified Thrift Lender ("QTL") test requires that approximately 65% of assets be maintained in housing-related finance and other specified areas. If the QTL test is not met, limits are placed on growth, branching, new investments, FHLB advances and dividends, or the Bank must convert to a commercial bank charter. Management believes that the QTL test has been met.

--------------------------------------------------------------------------------
                                  (Continued)
                                                                             43.

                               MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1999, 1998 and 1997
--------------------------------------------------------------------------------

NOTE 13 - CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED
  EARNINGS (Continued)

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

The Bank established a liquidation account of $6,264,000 which is equal to its total net worth as of the date of the latest audited balance sheet appearing in the final conversion prospectus for the Company's stock offering related to converting from a mutual to a stock ownership structure. The liquidation account is maintained for the benefit of eligible depositors who continue to maintain their accounts at the Bank after the conversion. The liquidation account is reduced annually to the extent that eligible depositors have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible depositor will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held. The Bank may not pay dividends that would reduce shareholders' equity below the required liquidation account balance.

Under the most restrictive of the dividend limitations described above, at June 30, 1999, approximately $3,100,000 is available to the Bank for the payment of dividends to the holding company.


--------------------------------------------------------------------------------
                                  (Continued)
                                                                             44.

                               MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1999, 1998 and 1997
--------------------------------------------------------------------------------

NOTE 14 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND
   CONTINGENCIES

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

Financial instruments with off-balance-sheet risk approximated the following at June 30:

                                         1999                      1998
                                         ----                      ----

                                  Fixed       Variable      Fixed      Variable
                                  Rate          Rate        Rate         Rate
                                  ----          ----        ----         ----
Commitments to make loans
  (at market rates)            $1,021,000      977,000   $1,567,000  $1,006,000
Unused lines of credit and
  letters of credit                    --    3,857,000           --   3,438,000


Commitments to make loans are generally made for periods of 60 days or less. The fixed rate loan commitments have interest rates ranging from 7.25% to 8.00% at June 30, 1999 (6.75% to 7.375% at June 30, 1998) and maturities ranging from 15 years to 30 years.

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

The Corporation has entered into an employment agreement with one of its officers. Under the terms of the agreement, certain events leading to separation from the Corporation could result in a cash payment aggregating approximately $329,000.

The Corporation and its subsidiary are subject to certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position of the Corporation.

--------------------------------------------------------------------------------
                                  (Continued)
                                                                             45.

                               MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1999, 1998 and 1997
--------------------------------------------------------------------------------

NOTE 15 - RETIREMENT PLANS

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

The Corporation participates in a multi-employer contributory 401(k) plan, which covers substantially all employees. The amount of the Corporation's contribution is at the discretion of the Corporation's Board of Directors and is limited to the amount deductible for federal income tax purposes. The Corporation is currently matching 50% of employees' contributions not to exceed 3% of compensation. Contributions for the years ended June 30, 1999, 1998 and 1997 were $13,000, $14,000 and $12,000, respectively.


NOTE 16 - FEDERAL INCOME TAXES

The Corporation and the Bank file a consolidated federal income tax return on a fiscal year basis. Tax legislation passed in August 1996 requires the Bank to deduct a provision for bad debts for tax purposes based on actual loss experience rather than a percentage of taxable income as allowed prior to fiscal year 1997, and recapture the excess bad debt reserve accumulated in tax years after 1987. The related amount of tax is approximately $123,000 and is payable over a six-year period beginning no later than the tax year ending June 30, 1999. For the tax year ending June 30, 1999, one-sixth or $20,500 of the tax is currently payable. The remaining tax of $102,500 will be paid over the five year period beginning June 30, 2000 through June 30, 2004.

The consolidated federal income tax expense consisted of the following for the years ended June 30:

                                           1999          1998          1997
                                        ---------     ---------     ---------

Current federal income tax expense      $ 584,500     $ 699,000     $ 480,500
Deferred federal income tax benefit       (13,500)      (21,000)      (22,500)
                                        ---------     ---------     ---------

    Total federal income tax expense    $ 571,000     $ 678,000     $ 458,000
                                        =========     =========     =========

--------------------------------------------------------------------------------
                                  (Continued)
                                                                             46.

                               MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1999, 1998 and 1997
--------------------------------------------------------------------------------

NOTE 16 - FEDERAL INCOME TAXES (Continued)

The consolidated federal income tax expense differs from that computed at the statutory corporate federal income tax rate of 34% for the years ended June 30 as follows:

                                           1999          1998          1997
                                        ---------     ---------     ---------
Expected federal income tax expense
  at statutory rate                     $ 546,820     $ 646,247     $ 433,160
ESOP expense (book greater than tax)       41,779        51,808        22,296
Other, net                                (17,599)      (20,055)        2,544
                                        ---------     ---------     ---------

    Total federal income tax expense    $ 571,000     $ 678,000     $ 458,000
                                        =========     =========     =========

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at June 30 are as follows:

                                                       1999              1998
                                                    ---------         ---------
Deferred tax assets
    Deferred loan fees                              $  93,000         $  98,000
    Deferred compensation                              85,000            62,000
    Depreciation                                       21,000            20,000
    Capital loss carryforward                          16,000            16,000
    RRP expense                                        14,000            12,000
    Allowance for loan losses                          51,000            10,000
    Other                                              12,000            16,500
                                                    ---------         ---------
                                                      292,000           234,500
Deferred tax liabilities
    Mortgage servicing rights                        (104,000)          (60,000)
    Other                                              (6,000)           (6,000)
                                                    ---------         ---------
                                                     (110,000)          (66,000)
Valuation allowance                                   (16,000)          (16,000)
                                                    ---------         ---------

    Net deferred tax asset                          $ 166,000         $ 152,500
                                                    =========         =========

A valuation allowance related to deferred tax assets is required when it is considered more likely than not that all or part of the benefits relating to such assets will not be realized. Management established a valuation allowance for the benefits associated with losses on mutual fund securities sales during the year ended June 30, 1997, since such losses were capital in nature and can only be realized through offsetting capital gains. Sources of capital gains were not available at June 30, 1999 or 1998. If not used, the capital loss carryforward will expire on June 30, 2002.

Federal income tax laws provide savings banks with additional bad debt deductions through 1987, totaling $1,272,000 for the Bank. Accounting standards do not require a deferred tax liability to be recorded on this amount, which liability otherwise would total $432,000 at June 30, 1999 and 1998. If the Bank were liquidated or otherwise ceases to be a bank or if tax laws were to change, the $432,000 would be recorded as expense.

--------------------------------------------------------------------------------
                                  (Continued)
                                                                             47.

                               MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1999, 1998 and 1997
--------------------------------------------------------------------------------

NOTE 17 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amount and estimated fair values of the Corporation's financial instruments were as follows as of June 30, 1999 and 1998:


                                                    1999                             1998
                                                    ----                             ----
                                        Carrying            Fair           Carrying          Fair
                                         Amount             Value           Amount           Value
                                         ------             -----           ------           -----
Financial assets
    Cash and cash equivalents        $  2,612,258     $  2,612,000     $  3,280,713     $  3,281,000
    Securities held to maturity             4,866            5,000            8,102            8,000
    Loans held for sale                 3,158,577        3,159,000          295,300          295,000
    Loans receivable, net              74,716,028       74,517,000       73,065,017       73,793,000
    Federal Home Loan Bank stock        1,270,500        1,271,000        1,158,200        1,158,000
    Accrued interest receivable           455,481          455,000          419,847          420,000
    Mortgage servicing rights             306,910          307,000          177,006          177,000
    Cash surrender value of life
      insurance                         1,181,276        1,181,000          864,687          865,000

Financial liabilities
    Deposits                          (45,836,977)     (45,712,000)     (42,815,148)     (42,843,000)
    Federal Home Loan Bank
      advances                        (23,864,235)     (23,332,000)     (21,971,976)     (21,655,000)
    Advance payments by borrowers
      for taxes and insurance            (608,515)        (609,000)        (524,739)        (525,000)
    Accrued interest payable             (104,361)        (104,000)         (93,114)         (93,000)

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

--------------------------------------------------------------------------------
                                  (Continued)
                                                                             48.

                               MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1999, 1998 and 1997
--------------------------------------------------------------------------------

NOTE 17 - FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

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

TIME DEPOSITS

The fair value of fixed-maturity time certificates of deposit is estimated by discounting cash flows using the rates currently offered for time deposits of similar remaining maturities.

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



--------------------------------------------------------------------------------
                                  (Continued)
                                                                             49.

                               MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1999, 1998 and 1997
--------------------------------------------------------------------------------

NOTE 18 - OTHER COMPREHENSIVE INCOME

Other comprehensive income components and related taxes were as follows:


                                                 --------------June 30,--------------
                                                    1999         1998         1997
                                                    ----         ----         ----
     Unrealized holding gains and (losses) on
       securities available for sale             $      --    $       --    $  9,054
     Reclassification adjustments for
       losses included in net income                    --            --      47,950
                                                 ---------    ----------    --------
     Net change in net unrealized loss on
       securities available for sale                    --            --      57,004
     Tax effects                                        --            --     (19,382)
                                                 ---------    ----------    --------

Other comprehensive income                       $      --    $       --    $ 37,622
                                                 =========    ==========    ========


NOTE 19 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of MSB Financial, Inc. is as follows:

                            CONDENSED BALANCE SHEETS
                             June 30, 1999 and 1998

                                                      1999           1998
                                                  -----------    -----------
ASSETS
Cash and due from financial institutions          $   216,582    $   216,988
Certificate of deposit in subsidiary bank              18,069         17,663
                                                  -----------    -----------
    Total cash and cash equivalents                   234,651        234,651
Loans receivable from subsidiary bank and ESOP      1,988,805      2,346,566
Investment in subsidiary bank                      10,099,986      9,832,538
Dividend receivable from subsidiary bank              515,774        667,134
Other assets                                          467,074        338,084
                                                  -----------    -----------

    Total assets                                  $13,306,290    $13,418,973
                                                  ===========    ===========

LIABILITIES
Accrued expenses and other liabilities            $   124,814    $   106,280

SHAREHOLDERS' EQUITY                               13,181,476     13,312,693
                                                  -----------    -----------

    Total liabilities and shareholders' equity    $13,306,290    $13,418,973
                                                  ===========    ===========

--------------------------------------------------------------------------------
                                  (Continued)
                                                                             50.

                               MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1999, 1998 and 1997
--------------------------------------------------------------------------------

NOTE 19 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
  (Continued)

                         CONDENSED STATEMENTS OF INCOME

                                        ------------Years ended June 30,------------
                                            1999            1998             1997
                                            ----            ----             ----
Interest and dividend income
    Loans receivable                    $    28,356     $    33,082     $    37,925
    Dividends from subsidiary bank        1,177,190       1,334,875         936,163
                                        -----------     -----------     -----------
                                          1,205,546       1,367,957         974,088
Interest expense - other                      5,188           3,834           2,122
                                        -----------     -----------     -----------


NET INTEREST INCOME                       1,200,358       1,364,123         971,966

Other income                                 21,079          15,072           9,047

Operating expenses                          258,142         214,469         225,012
                                        -----------     -----------     -----------


INCOME BEFORE FEDERAL INCOME TAX
  EXPENSE                                   963,295       1,164,726         756,001

Federal income tax expense (benefit)        (74,000)        (58,000)        (60,000)
                                        -----------     -----------     -----------


NET INCOME                              $ 1,037,295     $ 1,222,726     $   816,001
                                        ===========     ===========     ===========


--------------------------------------------------------------------------------
                                  (Continued)
                                                                             51.

                               MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1999, 1998 and 1997
--------------------------------------------------------------------------------

NOTE 19 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
  (Continued)

                         CONDENSED STATEMENTS CASH FLOWS

                                                    --------------Years ended June 30,----------
                                                        1999            1998            1997
                                                        ----            ----            ----
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income                                        $ 1,037,295     $ 1,222,726     $   816,001
  Adjustments to reconcile net income to net
    cash provided by operating activities
    Change in
      Dividends receivable from subsidiary bank         151,360         (90,718)        (43,505)
      Other assets                                     (128,990)       (116,394)       (111,272)
      Accrued expenses and other liabilities             18,534          38,326          50,626
                                                    -----------     -----------     -----------
        Net cash from operating activities            1,078,199       1,053,940         711,850

CASH FLOWS FROM INVESTING ACTIVITIES
  Repayments on loan receivable from subsidiary
    bank                                                300,000              --              --
  Repayments on loan receivable from ESOP                36,060          35,547          34,524
                                                    -----------     -----------     -----------
    Net cash from investing activities                  336,060          35,547          34,524

CASH FLOWS FROM FINANCING ACTIVITIES
  Cash dividends paid                                  (384,682)       (334,897)       (306,243)
  Cash paid for fractional shares                          (230)             --              --
  Proceeds from exercise of stock options                14,605          22,562              --
  Repurchase of common stock                         (1,043,952)       (566,450)       (645,060)
                                                    -----------     -----------     -----------
    Net cash from financing activities               (1,414,259)       (878,785)       (951,303)
                                                    -----------     -----------     -----------

Net change in cash and cash equivalents                      --         210,702        (204,929)

Cash and cash equivalents at beginning of period        234,651          23,949         228,878
                                                    -----------     -----------     -----------

CASH AND CASH EQUIVALENTS AT END OF PERIOD          $   234,651     $   234,651     $    23,949
                                                    ===========     ===========     ===========

--------------------------------------------------------------------------------
                                  (Continued)
                                                                             52.

                               MSB FINANCIAL, INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                          June 30, 1999, 1998 and 1997
--------------------------------------------------------------------------------

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
























--------------------------------------------------------------------------------
                                  (Continued)
                                                                             53.

                               MSB FINANCIAL, INC.
                             SHAREHOLDER INFORMATION
--------------------------------------------------------------------------------

ANNUAL MEETING

The annual meeting of shareholders will be held at 10:30 a.m., Tuesday, October 26, 1999, at Schuler's Restaurant located at 115 South Eagle Street, Marshall, Michigan.

STOCK LISTING

The Corporation's stock is traded on the Nasdaq SmallCap Market under the symbol "MSBF".

PRICE RANGE OF COMMON STOCK

The table below shows the range of high and low bid prices for the Corporation's common stock for the periods indicated. The information set forth in the table below was provided by the Nasdaq. This information has been restated for the two-for-one stock split declared July 8, 1997, and the 10% stock dividend declared July 14, 1998. Such information reflects interdealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

                                   Fiscal 1999                                                        Fiscal 1998
                     -----------------------------------------                          ----------------------------------------
                            HIGH           LOW   DIVIDENDS                                    HIGH          LOW      DIVIDENDS
First Quarter             $16.875       $14.000  $ 0.0750         First Quarter             $16.364       $10.795    $ 0.0636
Second Quarter            $15.563       $11.000  $ 0.0750         Second Quarter            $17.727       $14.545    $ 0.0636
Third Quarter             $15.250       $13.000  $ 0.0800         Third Quarter             $17.273       $14.545    $ 0.0682
Fourth Quarter            $13.500       $11.125  $ 0.0800         Fourth Quarter            $16.364       $14.545    $ 0.0682


Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations, regulatory restrictions and Maryland law. Regulatory restrictions on dividend payments are described in Note 13 of the Notes to Consolidated Financial Statements included in this Annual Report.

As of September 1, 1999, the Corporation had 493 stockholders of record and 1,255,806 outstanding shares of Common Stock.

SHAREHOLDER AND GENERAL INQUIRIES                 TRANSFER AGENT

Charles B. Cook, President                        Registrar and Transfer Company
MSB Financial, Inc.                               311 Cox Street
107 North Park Street                             Roselle, New Jersey  07203
Marshall, Michigan  49068                         (908) 272-8511
(616) 781-5103

ANNUAL AND OTHER REPORTS

The Corporation is required to file an annual report on Form 10-KSB for its fiscal year ended June 30, 1999 with the Securities and Exchange Commission. Copies of the Form 10-KSB annual report and the Corporation's quarterly reports may be obtained without charge by contacting: Charles B. Cook, President, MSB Financial, Inc., 107 North Park Street, Marshall, Michigan 49068.

                               MSB FINANCIAL, INC.
                              CORPORATE INFORMATION


CORPORATION AND BANK ADDRESS

107 North Park Street
Marshall, Michigan  49068                                   Telephone: (616) 781-5103
                                                            Fax:       (616) 781-8412

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

Martin L. Mitchell                                          J. Thomas Schaeffer
VICE PRESIDENT AMD CHIEF OPERATIONS OFFICER,                PARTNER, LAW FIRM OF SCHAEFFER, MEYER &
STARR COMMONWEALTH                                          MACKENZIE
ALBION, MICHIGAN                                            MARSHALL, MICHIGAN

                                                            John W. Yakimow
Richard L. Dobbins                                          RETIRED GENERAL MANAGER OF CORPORATE
PARTNER, LAW FIRM OF DOBBINS, BEARDSLEE &                   RESEARCH AND DEVELOPMENT AT EATON
GRINAGE, P.C.                                               CORPORATION
MARSHALL, MICHIGAN                                          MARSHALL, MICHIGAN



Karl F. Loomis
PRESIDENT AND CHIEF EXECUTIVE OFFICER OF REGIONAL
MEDICAL LABORATORIES, INC.
BATTLE CREEK, MICHIGAN



MSB FINANCIAL, INC. AND MARSHALL SAVINGS BANK, F.S.B.
EXECUTIVE OFFICERS


Charles B. Cook
PRESIDENT AND CHIEF EXECUTIVE OFFICER


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




                                                                              55