Form 10KSB40, Exhibit 13
period 2000-06-30
MSB FINANCIAL INC
filed 2000-09-28
CIK 930541

2000 ANNUAL REPORT

MSB FINANCIAL, INC.

NEXT PAGE

TABLE OF CONTENTS

Section I
President's Message	1
Selected Consolidated Financial Information	2
Management's Discussion and Analysis of Financial
Condition and Results of Operations	4

Section II
Consolidated Financial Statements	13

Section III
Shareholder Information	49
Corporate Information	50

NEXT PAGE

September 26, 2000

Dear Shareholder:

It is indeed a pleasure to present to you the Annual Report of MSB Financial, Inc. for the fiscal year ended June 30, 2000, our fifth full year as a publicly held corporation.

The financial highlight of the year was earnings growth, as earnings per share increased 15.9% to $0.95 per fully diluted share, from $0.82 the previous year. Net income for the year increased 11.2% to $1.2 million, as compared to $1.0 million in fiscal 1999.

A significant decrease in noninterest income, due primarily to a $200,000 decrease in gain on sale of loans due to reduced secondary market loan sales, was offset by a 10% decrease in noninterest expense. Salaries and employee benefits, data processing expense, professional fees, advertising expense, Y2K expense and correspondent bank charges all experienced decreases over the previous year.

Our net interest margin, while decreasing slightly from the previous year due to higher interest rates, remains a healthy 4.23%. Growth in lower costing checking, savings, and money market deposit accounts of over 10% helped offset the effect of higher rate certificate of deposit accounts.

Total assets grew a respectable 10.4% over the past year to $93.2 million, while net loans increased 9.8% to $85.5 million. Loan originations during the last fiscal year totaled $32.3 million, maintaining our position as the Marshall area's leading mortgage lender.

In our continuing effort to provide large bank technology with small bank service, we recently launched our Internet banking program, which allows account inquires, transfers, bill paying and interface with Microsoft Money and Quicken programs.

As it appears the Federal Reserve's interest rate policy has stabilized, we are beginning to see an improvement in the financial services sector stock performance. With strong earnings and margins, steady loan and deposit growth, strong loan loss reserves and low delinquencies and an improvement in noninterest expense, MSB Financial's fundamentals are solid.

On behalf of the Board of Directors, thank you for your continued support and your investment in MSB Financial, Inc.

Sincerely,

/s/ Charles B. Cook

Charles B. Cook
President and Chief Executive Officer

NEXT PAGE

SELECTED CONSOLIDATED FINANCIAL INFORMATION
	June 30,
	2000	1999	1998	1997	1996
	(In Thousands)
Selected Financial Condition Data:
Total assets	$93,245	$84,456	$79,967	$74,698	$60,130
Loans receivable, net	85,379	74,716	73,065	68,740	52,328
Loans held for sale, net	94	3,159	295	150	957
Investment securities	3	5	8	11	3,135
FHLB stock	1,426	1,271	1,158	1,044	317
Deposits	49,558	45,837	42,815	41,707	40,452
FHLB advances	27,986	23,864	21,972	19,374	6,000
Shareholders' equity	14,090	13,181	13,313	12,690	12,594

	Year Ended June 30,
	2000	1999	1998	1997	1996
	(In Thousands, Except Per Share Data)
Selected Operations Data:
Total interest income	$6,958	$ 6,634	$ 6,526	$ 5,539	$ 4,671
Total interest expense	3,396	3,145	2,947	2,294	1,630
Net interest income	3,562	3,489	3,579	3,245	3,041
Provision for loan losses	60	72	95	48	24
Net interest income after provision for loan losses	3,502	3,417	3,484	3,197	3,017
Loan servicing fees and service charges on deposits	235	203	231	210	192
Gain on sale of loans	91	291	259	47	31
Other noninterest income	212	216	177	64	107
Total noninterest income	538	710	667	321	330
Total noninterest expense	2,266	2,519	2,250	2,244	1,823
Income before federal income taxes	1,774	1,608	1,901	1,274	1,524
Federal income tax expense	620	571	678	458	518
Net income	$ 1,154 =====	$ 1,037 =====	$ 1,223 =====	$ 816 =====	$ 1,006 =====

Basic earnings per common share(1)	$.96 ====	$.85 ====	$.98 ====	$.63 ====	$.71 ====
Diluted earnings per common share(1)	$.95 ====	$.82 ====	$.94 ====	$.63 ====	$.71 ====
_________________

(1) Restated for two-for-one stock split declared July 8, 1997 and the 10% stock dividend declared July 14, 1998.

NEXT PAGE

	Year Ended June 30,
	2000	1999	1998	1997	1996
Selected Financial Ratios and Other Data:
Performance Ratios:
Return on assets (ratio of net income to average total assets)	1.29%	1.24%	1.57%	1.21%	1.82%
Return on shareholders' equity (ratio of net income to average equity)	8.48%	7.75%	9.39%	6.46%	7.67%
Interest rate spread information:
Average during period	3.62%	3.78%	4.15%	4.31%	4.83%
Net interest margin(1)	4.23%	4.39%	4.81%	5.02%	5.72%
Ratio of operating expense to average total assets	2.54%	3.01%	2.89%	3.32%	3.30%
Ratio of average interest-earning assets to average interest-bearing liabilities	114.83%	115.40%	116.73%	119.88%	128.72%

Quality Ratios:
Non-performing loans to total gross loans	.30%	.49%	.82%	.65%	.84%
Non-performing assets to total assets at end of period	.28%	.46%	.79%	.66%	.79%
Allowance for loan losses to non-performing loans	193.64%	115.98%	62.28%	65.14%	73.28%
Allowance for loan losses to loans receivable, net	.60%	.60%	.53%	.44%	.67%

Capital Ratios:
Shareholders' equity to total assets at end of period	15.11%	15.61%	16.65%	16.99%	20.94%
Average shareholders' equity to average assets	15.25%	16.02%	16.71%	18.70%	23.71%
Dividend payout ratio(2)	35.79%	37.80%	27.66%	36.51%	26.76%
Cash dividends declared per share(3)	$.34	$.31	$.26	$.23	$.19
Other Data:
Number of full-service offices	2	2	2	2	2
____________________

(1) Net interest income divided by average interest-earning assets.

(2) Dividends declared per share divided by diluted earnings per common share.

(3) Restated for two-for-one stock split declared July 8, 1997 and the 10% stock dividend declared July 14, 1998.

NEXT PAGE

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

General

       MSB Financial, Inc. was formed as a Delaware corporation in September 1994 to act as the holding company for Marshall Savings Bank, F.S.B. upon the completion of Marshall Savings' conversion from the mutual to the stock form. MSB Financial received approval from the Office of Thrift Supervision to acquire all of the common stock of Marshall Savings outstanding upon completion of the conversion. The conversion was completed on February 6, 1995. On December 8, 1998, shareholders approved a proposal to reincorporate MSB Financial from the State of Delaware to the State of Maryland. The following discussion compares the consolidated financial condition of MSB Financial and Marshall Savings at June 30, 2000 to June 30, 1999 and the results of operations for the periods ended June 30, 2000, 1999 and 1998. This discussion should be read in conjunction with the consolidated financial statements and footnotes included herein. References in this discussion to "we", "us" and "our" refer to MSB Financial and/or Marshall Savings as the context requires.

       MSB Financial is headquartered in Marshall, Michigan, and through the operations of Marshall Savings is primarily engaged in attracting retail deposits from the general public and investing those funds in permanent and construction loans secured by first mortgages on owner-occupied, one- to four-family residences. Mortgage originations are either held in our loan portfolio or are sold in the secondary market. To a lesser extent, we also originate consumer loans, permanent and construction loans secured by first mortgages on non-owner occupied, one- to four-family residences and commercial real estate.

        Permanent loans secured by one- to four-family residences accounted for approximately 66.7% of our gross loan portfolio at June 30, 2000, 67.9% at June 30, 1999, and 65.6% at June 30, 1998. We originated total loans of $32.3 million, $51.6 million, and $43.8 million during fiscal 2000, 1999, and 1998, respectively, and sold $5.3 million, $19.3 million, and $16.9 million of loans, respectively during these periods. We offer a wide variety of adjustable and fixed-rate mortgage loans, with many pricing options and maturity choices. We also offer a full array of consumer loans, and with the addition of a new consumer loan officer intend to expand such lending as a percentage of total lending. Consumer loans usually generate higher yields, have shorter terms to maturity or reprice more frequently and afford greater opportunity for growth in our market area than do loans secured by one- to four-family residences. The risks associated with consumer lending can be greater than the risks of one- to four-family residential mortgage lending due to the various types of collateral involved and the possible depreciation and price volatility of such collateral. However, we do not believe that the additional risk is substantial, or that the overall quality of our loan portfolio will be hindered, due to our underwriting standards. For all years presented, we sold most fixed-rate one- to four-family loans originated with terms longer than 15 years in the secondary market.

Financial Condition

        Total assets increased $8.8 million, or 10.4%, from June 30, 1999 to June 30, 2000. Net loans, including loans held for sale, increased from $77.9 million at June 30, 1999 to $85.5 million at June 30, 2000, an increase of 9.8%, due to a strong demand for mortgage loans, especially residential one-to-four family construction loans, in our market areas. This increase was primarily funded by a $4.1 million increase in Federal Home Loan Bank advances and a $3.7 million increase in deposit accounts.

NEXT PAGE

        Total liabilities increased $7.9 million to $79.2 million from June 30, 1999 to June 30, 2000. As a result of the increase in the Federal Home Loan Bank advances and deposits discussed above, we recorded an increase in accrued interest payable of $32,000, or 30.8%. We also had an increase in advance payments by borrowers for taxes and insurance of $63,000, or 10.4%. Offsetting the above increases in liabilities was a decrease in accrued expenses and other liabilities of $58,000 or 6.7%.

        Shareholders' equity increased $908,000, or 6.9%, from June 30, 1999 to June 30, 2000. Net income offset by the repurchase of our common stock and dividends declared on common stock was the reason for this increase. During the year ended June 30, 2000, we repurchased 5,780 shares of our common stock at a total cost of $60,000, or $10.45 per share, as compared to 78,335 shares during the year ended June 30, 1999, at a total cost of $1.0 million, or $13.33 per share (as restated for the 10% stock dividend declared July 14, 1998). We are currently in the process of repurchasing an additional 5%, or 63,291 shares of our common stock and as of June 30, 2000 we had not repurchased any shares under this program. As of June 30, 2000, a total of 380,556 shares of our common stock had been repurchased at a cost of $3.9 million, or $10.18 per share. Shareholders' equity to total assets remains strong at 15.1% at June 30, 2000, compared to 15.6% and 16.6% at June 30, 1999 and 1998, respectively.

Results of Operations

       General. Our results of operations depend primarily upon the level of net interest income, which is the difference between the average yield earned on loans and securities, interest-bearing deposits, and other interest-earning assets, and the average rate paid on deposits and borrowed funds, as well as competitive factors that influence interest rates, loan demand, and deposit flows. Our results of operations are also dependent upon the level of our noninterest income, including fee income and service charges, gains or losses on the sales of loans and the level of our noninterest expense, including general and administrative expense. We, like other financial institutions, are subject to interest rate risk to the degree that our interest-bearing liabilities mature or reprice at different times, or on a different basis, than our interest-earning assets.

        Net Income. Net income for the years ended June 30, 2000, 1999 and 1998 was $1.2 million, $1.0 million and $1.2 million, respectively.

        Our return on average assets was 1.29% for fiscal 2000, compared to 1.24% for fiscal 1999 and 1.57% for fiscal 1998. Our return on average shareholders' equity was 8.48% for fiscal 2000, compared to 7.75% for fiscal 1999 and 9.39% for fiscal 1998. Average shareholders' equity to average assets was 15.25%, 16.02% and 16.71%, and our dividend payout ratio was 35.79%, 37.80% and 27.66% for the years ended June 30, 2000, 1999 and 1998, respectively.

        Net Interest Income. Net interest income before provision for loan losses for the years ended June 30, 2000, 1999 and 1998 was $3.6 million, $3.5 million, and $3.6 million, respectively. Interest and dividend income increased $324,000 during fiscal 2000 compared to fiscal 1999 and increased $432,000 compared to fiscal 1998. These increases were primarily due to an increase in the volume of loans receivable. The yield earned on loans for the periods ended June 30, 2000, 1999 and 1998 was 8.27%, 8.43% and 8.85%, respectively. Offseting the increases in interest and dividend income mentioned above were increases in interest expense of $250,000 during fiscal 2000 compared to fiscal 1999 and $449,000 compared to fiscal 1998. The increases in interest expense were primarily the result of increases in interest paid on Federal Home Loan Bank advances, due to increased advance balances.

NEXT PAGE

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

	At June 30,	Year Ended June 30,
	2000	2000			1999			1998
	Yield/Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/Rate
	(Dollars in Thousands)
Interest-Earning Assets:
Loans receivable(1)	8.16%	$81,923	$6,772	8.27%	$76,187	$6,423	8.43%	$71,255	$6,303	8.85%
Interest-bearing deposits	6.06	986	76	7.71	1,991	112	5.63	1,982	133	6.71
Securities	7.18	4	--	--	6	--	--	10	1	10.00
FHLB stock	8.00	1,378	110	7.98	1,233	99	8.03	1,103	89	8.07
Total interest-earning assets(1)		84,291	6,958	8.25	79,417	6,634	8.35	74,350	6,526	8.78
Other assets		4,912			4,184			3,569
Total assets		$89,203 =====			$83,601 =====			$77,919 =====

Interest-Bearing Liabilities:
Savings deposits	2.50	$ 9,928	264	2.66	$ 9,680	235	2.43	$ 9,185	223	2.43
Checking and money market deposits	1.98	13,281	272	2.05	13,460	262	1.95	12,781	269	2.10
Certificate accounts	5.58	22,764	1,159	5.09	21,546	1,138	5.28	20,133	1,090	5.41
FHLB advances and other borrowings	6.31	27,430	1,701	6.20	24,130	1,510	6.26	21,596	1,365	6.32
Total interest-bearing liabilities		73,403	3,396	4.63	68,816	3,145	4.57	63,695	2,947	4.63
Other liabilities		2,195			1,396			1,205
Total liabilities		75,598			70,212			64,900
Shareholders' equity		13,605			13,389			13,019
Total liabilities and shareholders' equity		$89,203 =====			$83,601 =====			$77,919 =====

Net interest income			$3,562 ====			$ 3,489 ====			$3,579 ====
Net interest rate spread				3.62% ===			3.78% ===			4.15% ===
Net earning assets		$10,888 =====			$ 10,601 =====			$ 10,655 =====
Net yield on average interest- earning assets				4.23% ===			4.39% ===			4.81% ===
Average interest-earning assets to average interest-bearing liabilities		1.15x ====			1.15x ====			1.17x ====
______________________________________

(1) Calculated net of deferred loan fees, loan discounts, loans in process and loss reserves.

NEXT PAGE

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

	Year Ended June 30,
	2000 vs. 1999			1999 vs. 1998
	Increase (Decrease) Due to		Total Increase	Increase (Decrease) Due to		Total Increase
	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
	(Dollars in Thousands)
Interest-Earning Assets:
Loans receivable	$ 476	$ (127)	$ 349	$ 423	$(303)	$ 120
Interest-bearing deposits	(69)	33	(36)	1	(22)	(21)
Securities	--	--	--		(1)	(1)
FHLB stock	12	(1)	11	10	--	10

Total interest-earning assets	$ 419	$ (95)	324	$ 434	$(326)	108

Interest-Bearing Liabilities:
Savings deposits	$ 6	$ 23	29	$ 12	$ --	12
Checking and money market deposits	(4)	14	10	14	(21)	(7)
Certificate accounts	63	(42)	21	75	(27)	48
FHLB advances and other borrowings	205	(14)	191	159	(14)	145

Total interest-bearing liabilities	$ 270	$ (19)	251	$ 260	$ (62)	198

Net interest income			$ 73 ====			$ (90) ====

       Provision for Loan Losses. The provision for loan losses is a result of our periodic analysis of the adequacy of the allowance for loan losses. The provision for loan losses decreased by $12,000 for the year ended June 30, 2000 from the year ended June 30, 1999, due to our continuing reassessment of losses inherent in the loan portfolio. At June 30, 2000, our allowance for loan losses totaled $513,000, or 0.60% of net loans receivable and 193.64% of total non-performing loans. Our provision for loan losses was $60,000 in fiscal 2000 compared to $72,000 in fiscal 1999 and $95,000 in fiscal 1998.

NEXT PAGE

        We have established an allowance for loan losses based on an analysis of risk factors in the loan portfolio. This analysis includes the evaluation of concentrations of credit, past loss experience, current economic conditions, amount and composition of the loan portfolio, estimated fair value of underlying collateral, loan commitments outstanding, delinquencies, and other factors. Accordingly, the calculation of the adequacy of the allowance for loan losses is not based directly on the level of non-performing loans.

        As of June 30, 2000, our non-performing assets, consisting of non-accrual loans and accruing loans 90 days or more delinquent, totaled $265,000 or 0.28 % of total assets compared to $390,000 or 0.46% of total assets as of June 30, 1999, a decrease of $125,000. Loans more than 90 days past due and other loans of concern are placed on non-accrual status, unless we determine that the loans are well-collateralized and in the process of collection. The ratio of non-performing loans to total loans decreased from 0.49% at June 30, 1999 to 0.30% at June 30, 2000. There was no affiliation between our management and the borrowers of the above-mentioned loans. There was no foreclosed real estate at June 30, 2000 or June 30, 1999.

        We will continue to monitor the allowance for loan losses and make future additions to the allowance through the provision for loan losses as economic conditions and loan portfolio quality dictate. Although we maintain our allowance for loan losses at a level which we consider to be adequate to provide for losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods. In addition, the determination as to the amount of our allowance for loan losses is subject to review by the Office of Thrift Supervision and the FDIC as part of their examination process, which may result in the establishment of an additional allowance based upon their judgment of the information available to them at the time of their examination.

        Noninterest Income. Total noninterest income for the year ended June 30, 2000, was $538,000, compared to $710,000 in fiscal 1999 and $667,000 in fiscal 1998. This represents a decrease of $172,000 in fiscal 2000 compared to fiscal 1999 and a decrease of $129,000 compared to fiscal 1998. Total noninterest income consists primarily of net gains on the sale of loans, loan servicing fees, service charges on deposit accounts and other fees. The primary reason for the decrease in noninterest income in fiscal 2000 as compared to fiscal 1999 and fiscal 1998, were decreases in net gains on sales of loans held for sale of $200,000 and $167,000, respectively, due to decreased loan sales. In fiscal 2000, 1999 and 1998, respectively, loan sales totaled $5.3 million, $19.3 million and $16.9 million. Offsetting the above mentioned decreases was an increase in service charges on deposit accounts in fiscal 2000 as compared to fiscal 1999 and fiscal 1998 of $11,000 and $15,000, respectively.

        Noninterest Expense. Noninterest expense totaled $2.3 million in fiscal 2000, compared to $2.5 million in fiscal 1999 and $2.3 million in fiscal 1998. Salaries and employee benefits, our largest noninterest expense, decreased $50,000 from fiscal 1999 to fiscal 2000, representing a decrease of 4.86%, and increased $8,000 from fiscal 1998 to fiscal 1999, representing an increase of 0.8%. The most significant factor causing the decrease in salaries and employee benefits during the 2000 period was the decrease in expenses associated with our stock-based benefit plans, as a result of our stock price. For additional information relating to our stock-based compensation plans see Note 11 of Notes to Consolidated Financial Statements contained in this annual report. Other decreases in noninterest expense include a decrease in professional fees of $43,000 during fiscal 2000, as compared to an increase of $53,000 during fiscal 1999. The increase in professional fees during the 1999 period was a result of our reincorporation from the state of Delaware to the state of Maryland. Also, as the result of a prior period rebate, data processing expense decreased $36,000 in fiscal 2000 compared to fiscal 1999 and a decrease of $33,000 compared to fiscal 1998. During fiscal 2000 we incurred expenses of $54,000 to record loans held for sale at the lower of cost or market as compared to $98,000 during 1999 and $0 during fiscal 1998.

NEXT PAGE

        Federal Income Tax Expense. Federal income tax expense for fiscal 2000 was $620,000 compared to $571,000 in fiscal 1999 and $678,000 in fiscal 1998. The effective tax rate for federal income taxes was 35.0% in fiscal 2000, 35.5% in fiscal 1999 and 35.7% in fiscal 1998.

Asset/Liability Management

       We, like other financial institutions, are subject to interest rate risk to the extent that our interest-bearing liabilities with short- and intermediate-term maturities reprice more rapidly, or on a different basis, than our interest-earning assets. Senior management and the Board of Directors review our exposure to interest rate risk on a quarterly basis. The interest rate risk is measured by computing estimated changes in net interest income and the net portfolio value of cash flows from assets, liabilities and off-balance-sheet items within a range of assumed changes in market interest rates. If estimated changes to net portfolio value and net interest income are not within the limits established by the Board, the Board may direct management to adjust our asset and liability mix to bring interest rate risk within Board approved limits. The Board limits have been established with consideration of the dollar impact of various rate changes and our strong capital position.

       The balance sheet consists of investments in interest-earning assets, primarily loans, which are primarily funded by deposits and borrowings. These financial instruments have varying levels of sensitivity to changes in market interest rates, resulting in market risk. Other than loans that are originated and held for sale, all of our financial instruments are for other than trading purposes.

       Net portfolio value represents the market value of equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance-sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of sudden and sustained 1% to 3% increases and decreases in market interest rates. The following table sets forth the change in our net portfolio value at June 30, 2000 and June 30, 1999, based on internal assumptions, that would occur upon an immediate change in interest rates, with no effect given to any steps that we might take to counteract that change.

		June 30, 2000		June 30, 1999
Change in Interest Rate (Basis Points)	Board Limit % Change	$ Change in NPV	% Change in NPV	$ Change in NPV	% Change in NPV
(Dollars in Thousands)

300	(30)%	$(2,562)	(21)%	$(1,871)	(15)%
+200	(20)	(1,614)	(13)	(1,047)	(9)
+100	(10)	(734)	(6)	(382)	(3)
-0-	---	---	---	---	---
-100	(10)	457	4	(24)	0
-200	(20)	469	4	(216)	(2)
-300	(30)	528	4	(344)	(3)

As of June 30, 2000, we were in compliance with the Board limits regarding changes in our net portfolio value under the above mentioned scenarios.

NEXT PAGE

       We continually work to achieve a relatively neutral position regarding interest rate risk. In the current interest rate environment, our customers are interested in obtaining long-term credit products and short-term savings products. We have taken action to offset this trend. In this regard, we sell most fixed rate one- to four-family loans with a term to maturity of greater than 15 years, retain adjustable-rate mortgage loans and have emphasized the origination of consumer loans with relatively short maturities or periods to repricing. Fifteen year mortgage loans held in our portfolio have been funded with 7 to 10 year amortizing Federal Home Loan Bank advances at a positive spread. See Note 8 of the Notes to Consolidated Financial Statements.

        On the deposit side, we have worked to reduce the impact of interest rate changes by emphasizing low interest rate deposit products and maintaining competitive pricing on longer-term certificates of deposit.

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

Liquidity and Capital Resources

       Our principal sources of funds are deposits, principal and interest repayments on loans, interest-bearing deposits and Federal Home Loan Bank advances. While scheduled loan repayments and maturing investments are relatively predictable, deposit flows and early loan prepayments are more influenced by interest rates, general economic conditions and competition.

        Federal regulations require that we maintain minimum levels of liquid assets. The required percentage has varied from time to time based upon economic conditions and the savings flows, and is currently 4% of net withdrawable savings deposits and borrowings payable on demand or in one year or less during the preceding calendar month. Liquid assets for purposes of this ratio include cash, certain time deposits, U.S. Government, government agency and other securities and obligations generally having remaining maturities of less than five years. We have maintained our liquidity ratio at levels in excess of those required. At June 30, 2000, our liquidity ratio was 4.99%.

        Liquidity management is both a daily and long term responsibility of management. Investments in liquid assets are adjusted based upon our assessment of expected loan demand, expected deposit flows, yields available on interest-earning deposits and securities, and the objective of our asset/liability management program. Excess liquidity is invested generally in interest-earning overnight deposits of the Federal Home Loan Bank of Indianapolis. We also use our borrowing capability through the Federal Home Loan Bank of Indianapolis to meet liquidity needs.

        At June 30, 2000, we had advances from the Federal Home Loan Bank of Indianapolis of $28.0 million, used primarily to fund 15 year fixed-rate and adjustable-rate one- to four-family residential mortgage loans held in our portfolio. We also use our liquidity resources to meet ongoing commitments, to fund maturing certificates of deposit and deposit withdrawals, and to meet operating expenses. At June 30, 2000, we had outstanding commitments to extend credit which amounted to $5.0 million (including $4.1 million in available home equity lines of credit). Management believes that loan repayments and other sources of funds, such as Federal Home Loan Bank advances, will be adequate to meet our foreseeable liquidity needs.

NEXT PAGE

       Our primary operating activity in addition to the collection of interest on interest-earning assets and the payment of interest on deposits and borrowings is the origination of loans for sale. During the years ended June 30, 2000, 1999 and 1998, we originated loans for sale totaling $5.1 million, $22.3 million and $16.9 million, respectively, and received proceeds from the sale of such loans of $5.3 million, $19.3 million and $16.9 million, respectively. See Note 5 of Notes to Consolidated Financial Statements contained herein for detailed information.

        Our primary financing activity is our deposits. For the years ended June 30, 2000, 1999 and 1998 there was a net increase in deposit accounts of $3.7 million, $3.0 million and $1.1 million, respectively.

        Federally insured savings institutions are required to maintain a minimum level of regulatory capital. The Office of Thrift Supervision has established capital standards, including a tangible capital requirement, a leverage ratio (or core capital) requirement and a risk-based capital requirement applicable to such savings associations. These capital requirements must be generally as stringent as the comparable capital requirements for national banks. The Office of Thrift Supervision is also authorized to impose capital requirements in excess of these standards on individual associations on a case-by-case basis.

        As of June 30, 2000, Marshall Savings had tangible capital and Tier 1 (core) capital of $10.3 million, or 11.2% of adjusted total assets, which was approximately $8.9 million and $7.5 million above the minimum requirements of 1.5% and 3.0%, respectively, of the adjusted total assets in effect on that date. As of June 30, 2000, we had Tier 1 (core) capital of $10.3 million, or 11.2% of adjusted total assets, which was approximately $6.6 million above the minimum requirement of 4.0% of average total assets in effect on that date. On June 30, 2000, we had risk-based capital of $10.8 million (including $10.3 in core capital), or 18.9% of risk-weighted assets of $57.1 million. This amount was $6.2 million above the 8.0% requirement in effect on that date.

        The parent company, MSB Financial, also has a need for, and sources of liquidity. Liquidity is required to fund its operating expenses, fund stock repurchase programs and the payment of any dividends to shareholders. At June 30, 2000, we had $394,000 in liquid assets on hand. MSB Financial's primary source of liquidity on an ongoing basis is dividends from Marshall Savings Bank. Dividends totaling $1.3 million were paid from Marshall Savings Bank to MSB Financial for the year ended June 30, 2000. For the year ended June 30, 2000, we paid dividends to shareholders totaling $408,000 and repurchased 5,780 shares of common stock, at a total cost $60,000. We have authority to repurchase under our current repurchase program an additional 63,291 shares of our common stock at June 30, 2000.

Impact of Inflation and Changing Prices

       The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with generally accepted accounting principles, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Nearly all of our assets and liabilities are financial in nature, unlike most industrial companies. As a result, our performance is directly impacted by changes in interest rates, which are indirectly influenced by inflationary expectations. Our ability to match the interest sensitivity of our financial assets to the interest sensitivity of our financial liabilities in our asset/liability management may tend to minimize the effect of changes in interest rates on our performance. Changes in interest rates do not necessarily move to the same extent as do changes in the price of goods and services.

NEXT PAGE

Impact of New Accounting Standards

        A new accounting standard, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", will require all derivatives to be recognized at fair value as either assets or liabilities in the consolidated balance sheets beginning with the quarter ended September 30, 2000. Changes in the fair value of derivatives not designated as hedging instruments are to be recognized currently in earnings. Gains or losses on derivatives designated as hedging instruments are either to be recognized currently in earnings or are to be recognized as a component of other comprehensive income (loss), depending on the intended use of the derivatives and the resulting designations. We do not believe adoption of this new standard will have a material impact on our consolidated financial position or results of operations.

Forward-Looking Statements

        This document, including information incorporated by reference, may contain forward-looking statements about MSB Financial and its subsidiary which we believe are within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements with respect to anticipated future operating and financial performance, growth opportunities, interest rates, cost savings and funding advantages expected or anticipated to be realized by management. Words such as "may," "could," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar expressions are intended to identify these forward-looking statements. Forward-looking statements by MSB Financial and its management are based on beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions of management and are not guarantees of future performance. MSB Financial disclaims any obligation to update or revise any forward-looking statements based on the occurrence of future events, the receipt of new information, of otherwise. The important factors we discuss below and elsewhere in this document, in our filings with the SEC and those presented elsewhere by our management from time to time, could cause actual results to differ materially from those indicated by the forward-looking statements made in this document:

  the strength of the United States economy in general and the strength of the local economies in which we conduct our operations;
  the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board;
  inflation, interest rate, market and monetary fluctuations;
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
  the impact of changes in financial services laws and regulations (including laws concerning taxes, banking, securities and insurance);
  the impact of technological changes;
  acquisitions;
  changes in consumer spending and savings habits; and
  our success at managing the risks involved in our business.

NEXT PAGE

MSB FINANCIAL, INC.
Marshall, Michigan

CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2000, 1999 and 1998

NEXT PAGE

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
MSB Financial, Inc.
Marshall, Michigan

We have audited the accompanying consolidated balance sheets of MSB Financial, Inc. as of June 30, 2000 and 1999 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended June 30, 2000. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MSB Financial, Inc. as of June 30, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2000 in conformity with generally accepted accounting principles.

/s/ Crowe, Chizek and Company LLP

Crowe, Chizek and Company LLP

Grand Rapids, Michigan
July 28, 2000

NEXT PAGE

MSB FINANCIAL, INC.
CONSOLIDATED BALANCE SHEETS
June 30, 2000 and 1999

	2000	1999
ASSETS
Cash and due from financial institutions	$ 1,989,335	$ 1,896,722
Interest-bearing deposits in other financial institutions	1,113,043	715,536
Total cash and cash equivalents	3,102,378	2,612,258
Securities held to maturity (fair value of $2,798 in 2000 and $4,866 in 1999)	2,798	4,866
Loans held for sale, net of unrealized losses of $0 in 2000 and $97,942 in 1999	94,000	3,158,577
Loans receivable, net of allowance for loan losses of $513,159 in 2000 and $452,308 in 1999	85,379,295	74,716,028
Federal Home Loan Bank stock	1,425,500	1,270,500
Accrued interest receivable	566,906	455,481
Premises and equipment, net	599,770	684,068
Mortgage servicing rights	303,649	306,910
Other assets	1,770,699	1,247,474
	$ 93,244,995 =========	$ 84,456,162 =========
LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Deposits
Noninterest-bearing demand deposits	$ 1,190,913	$ 1,133,991
Savings, NOW and MMDA deposits	24,798,771	22,427,428
Other time deposits	23,568,261	22,275,558
Total deposits	49,557,945	45,836,977
Federal Home Loan Bank advances	27,986,459	23,864,235
Advance payments by borrowers for taxes and insurance	671,608	608,515
Accrued interest payable	136,480	104,361
Accrued expenses and other liabilities	802,817	860,598
	79,155,309	71,274,686
Shareholders' equity
Preferred stock, $.01 par value; 2,000,000 shares authorized; none outstanding
Common stock, $.01 par value; 4,000,000 shares authorized; 1,630,981 shares issued and 1,265,825 shares outstanding at June 30, 2000; 1,631,299 shares issued and 1,261,570 shares outstanding at June 30, 1999	16,310	16,313
Additional paid-in capital	9,706,788	9,655,006
Retained earnings, substantially restricted	8,368,824	7,623,538
Unearned Employee Stock Ownership Plan shares	(198,486)	(256,668)
Unearned Recognition and Retention Plan shares	(57,912)	(85,372)
Treasury stock, at cost (365,156 and 369,729 common shares in 2000 and 1999, respectively)	(3,745,838)	(3,771,341)
	14,089,686	13,181,476
	$ 93,244,995 ========	$ 84,456,162 ========
See accompanying notes to consolidated financial statements

NEXT PAGE
MSB FINANCIAL, INC.
CONSOLIDATED STATEMENTS OF INCOME
Years ended June 30, 2000, 1999 and 1998

	2000	1999	1998
Interest and dividend income
Loans receivable, including fees	$ 6,771,630	$ 6,423,416	$ 6,302,986
Securities held to maturity - taxable	325	426	674
Other interest and dividend income	185,751	210,868	221,886
	6,957,706	6,634,710	6,525,546
Interest expense
Deposits	1,695,091	1,634,790	1,581,785
Federal Home Loan Bank advances	1,680,693	1,496,243	1,354,597
Other interest expense	19,752	14,272	10,560
	3,395,536	3,145,305	2,946,942
Net interest income	3,562,170	3,489,405	3,578,604
Provision for loan losses	60,000	72,000	95,000
Net interest income after provision for loan losses	3,502,170	3,417,405	3,483,604
Noninterest income
Loan servicing fees, net	63,454	43,427	74,917
Net gains on sales of loans held for sale	91,328	291,414	258,807
Service charges on deposit accounts	171,023	159,691	156,107
Other income	211,735	215,753	177,599
	537,540	710,285	667,430
Noninterest expense
Salaries and employee benefits	977,034	1,026,983	1,018,836
Occupancy and equipment expense	256,199	260,547	214,675
Data processing expense	153,584	189,800	186,870
Federal deposit insurance premium	45,297	52,860	52,193
Director fees	126,488	122,863	123,938
Correspondent bank charges	36,095	56,920	60,829
Michigan Single Business tax	61,000	65,000	73,000
Y2K expense	13,450	33,270	-
Provision to adjust loans held for sale to lower of cost or market	54,139	97,942	-
Advertising expense	70,538	96,573	71,364
Professional fees	100,179	143,247	89,803
Supplies expense	69,747	69,800	70,021
Other expense	302,441	303,590	288,779
	2,266,191	2,519,395	2,250,308
Income before federal income tax expense	1,773,519	1,608,295	1,900,726
Federal income tax expense	620,000	571,000	678,000
Net income	$ 1,153,519 ========	$ 1,037,295 ========	$ 1,222,726 ========
Earnings per common share
Basic earnings per common share	$ .96 ====	$ .85 ====	$ .98 ====
Diluted earnings per common share	$ .95 ====	$ .82 ====	$ .94 ====
See accompanying notes to consolidated financial statements.

                                                                         16                                                  NEXT PAGE

MSB FINANCIAL, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended June 30, 2000, 1999 and 1998

	Common Stock	Additional Paid-In Capital	Retained Earnings	Unearned Employee Stock Ownership Plan Shares	Unearned Recognition and Retention Plan Shares	Treasury Stock	Total Shareholders' Equity
Balance at June 30, 1997	$ 14,830	$ 7,096,776	$ 8,372,493	$ (383,006)	$ (208,084)	$ (2,202,813)	$ 12,690,196
Net income for 1998	-	-	1,222,726	-	-	-	1,222,726
Cash dividends declared on common stock, net of dividends on unearned ESOP shares - $.26 per share	-	-	(334,897)	-	-	-	(334,897)
14,262 shares committed to be released under the ESOP	-	152,375	-	64,825	-	-	217,200
Issuance of 2,888 common shares from treasury stock due to exercise of stock options	-	(3,791)	-	-	-	26,353	22,562
Amortization of RRP shares	-	-	-	-	61,356	-	61,356
Repurchase of 35,100 shares of common stock	-	-	-	-	-	(566,450)	(566,450)
Issuance of 148,301 common shares, including 26,660 shares held as treasury stock, from declaration of 10% stock dividend, net of fractional shares	1,483	2,287,914	(2,289,397)	-	-	-	-
Balance at June 30, 1998	16,313	9,533,274	6,970,925	(318,181)	(146,728)	(2,742,910)	13,312,693

(Continued)

NEXT PAGE

MSB FINANCIAL, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended June 30, 2000, 1999 and 1998

	Common Stock	Additional Paid-In Capital	Retained Earnings	Unearned Employee Stock Ownership Plan Shares	Unearned Recognition and Retention Plan Shares	Treasury Stock	Total Shareholders' Equity
Balance at June 30, 1998	$ 16,313	$ 9,533,274	$ 6,970,925	$ (318,181)	$ (146,728)	$ (2,742,910)	$ 13,312,693
Net income for 1999	-	-	1,037,295	-	-	-	1,037,295
Cash dividends declared on common stock, net of dividends on unearned ESOP shares - $.31 per share	-	-	(384,682)	-	-	-	(384,682)
13,519 shares committed to be released under the ESOP	-	122,878	-	61,513	-	-	184,391
Issuance of 1,870 common shares from treasury stock due to exercise of stock options	-	(916)	-	-	-	15,521	14,605
Amortization of RRP shares	-	-	-	-	61,356	-	61,356
Repurchase of 78,335 shares of common stock	-	-	-	-	-	(1,043,952)	(1,043,952)
Cash paid for fractional shares	-	(230)	-	-	-	-	(230)
Balance at June 30, 1999	16,313	9,655,006	7,623,538	(256,668)	(85,372)	(3,771,341)	13,181,476

(Continued)

NEXT PAGE

MSB FINANCIAL, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended June 30, 2000, 1999 and 1998

	Common Stock	Additional Paid-In Capital	Retained Earnings	Unearned Employee Stock Ownership Plan Shares	Unearned Recognition and Retention Plan Shares	Treasury Stock	Total Shareholders' Equity
Balance at June 30, 1999	$ 16,313	$ 9,655,006	$ 7,623,538	$ (256,668)	$ (85,372)	$ (3,771,341)	$ 13,181,476
Net income for 2000	-	-	1,153,519	-	-	-	1,153,519
Cash dividends declared on common stock, net of dividends on unearned ESOP shares - $.34 per share	-	-	(408,233)	-	-	-	(408,233)
12,787 shares committed to be released under the ESOP	-	54,102	-	58,182	-	-	112,284
Issuance of 6,353 common shares from treasury stock due to exercise of stock options	-	(7,623)	-	-	-	52,730	45,107
Amortization of RRP shares	-	-	-	-	65,960	-	65,960
Repurchase of 5,780 shares of common stock	-	-	-	-	-	(60,427)	(60,427)
Forfeiture of 318 RRP shares	(3)	(2,247)	-	-	2,250	-	-
Issuance of 4,000 RRP shares	-	7,550	-	-	(40,750)	33,200	-
Balance at June 30, 2000	$ 16,310 ======	$ 9,706,788 =========	$ 8,368,824 =========	$ (198,486) =========	$ (57,912) =========	$ (3,745,838) =========	$ 14,089,686 =========

See accompanying notes to consolidated financial statements.

NEXT PAGE

MSB FINANCIAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended June 30, 2000, 1999 and 1998

	2000	1999	1998
Cash flows from operating activities
Net income	$ 1,153,519	$ 1,037,295	$ 1,222,726
Adjustments to reconcile net income to net cash from operating activities
Provision for loan losses	60,000	72,000	95,000
Provision to adjust loans held for sale to lower of cost or market	54,139	97,942	-
Depreciation	146,289	134,680	108,346
Amortization of mortgage servicing rights	56,344	62,279	18,434
Employee Stock Ownership Plan expense	112,284	184,391	217,200
Recognition and Retention Plan expense	65,960	61,356	61,356
Originations of loans held for sale	(5,093,090)	(22,287,159)	(16,929,952)
Proceeds from sales of loans held for sale	5,346,595	19,315,171	16,875,614
Net gains on sales of loans held for sale	(91,328)	(291,414)	(258,807)
Change in assets and liabilities:
Accrued interest receivable	(111,425)	(35,634)	1,074
Other assets	(523,225)	(333,824)	(266,763)
Accrued interest payable	32,119	11,247	14,000
Accrued expenses and other liabilities	(57,781)	(388,445)	866,346
Net cash from operating activities	1,150,400	(2,360,115)	2,024,574
Cash flows from investing activities
Principal paydowns on mortgage-backed securities held to maturity	2,068	3,236	3,353
Purchase of Federal Home Loan Bank stock	(155,000)	(112,300)	(114,500)
Net change in loans	(7,928,089)	(1,613,011)	(4,420,461)
Net purchases of premises and equipment	(61,991)	(169,870)	(180,166)
Net cash from investing activities	(8,143,012)	(1,891,945)	(4,711,774)
Cash flows from financing activities
Net change in deposits	3,720,968	3,021,829	1,108,416
Proceeds from Federal Home Loan Bank advances	26,100,000	9,000,000	19,500,000
Repayments on Federal Home Loan Bank advances	(21,977,776)	(7,107,741)	(16,901,624)
Net change in advance payments by borrowers for taxes and insurance	63,093	83,776	59,29 4
Cash paid for fractional shares	-	(230)	-
Cash dividends paid	(408,233)	(384,682)	(334,897)
Proceeds from exercise of stock options	45,107	14,605	22,562
Repurchase of common stock	(60,427)	(1,043,952)	(566,450)
Net cash from financing activities	7,482,732	3,583,605	2,887,301

(Continued)

NEXT PAGE

MSB FINANCIAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended June 30, 2000, 1999 and 1998

	2000	1999	1998
Net change in cash and cash equivalents	$ 490,120	$ 668,455	$ 200,101
Cash and cash equivalents at beginning of period	2,612,258	3,280,713	3,080,612
Cash and cash equivalents at end of period	$ 3,102,378 =========	$ 2,612,258 =========	$ 3,280,713 =========
Supplemental disclosures of cash flow information
Cash paid during the year for
Interest	$ 3,363,417	$ 3,134,058	$ 2,932,942
Income taxes	595,000	565,000	723,956
Supplemental disclosure of noncash investing activities
Transfers from loans held for sale to loans held to maturity	$ 2,795,178	$ 110,000	$ -

See accompanying notes to consolidated financial statements

NEXT PAGE

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2000, 1999 and 1998

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation: The consolidated financial statements include the accounts of MSB Financial, Inc. ("MSB Financial") and its wholly-owned subsidiary, Marshall Savings Bank, F.S.B. (the "Bank") and its wholly-owned subsidiary, Marshall Services, Inc. (together referred to as "the Corporation"). MSB Financial was organized in September 1994 for the purpose of owning all of the outstanding stock of the Bank. All significant intercompany transactions and balances have been eliminated in consolidation. The primary source of income for the Corporation is the origination of residential real estate, commercial real estate and consumer loans in the Calhoun County, Michigan area through its two offices located in Marshall, Michigan. The surrounding communities serve as the source of substantially all of the Corporation's loan and deposit activities.

Use of Estimates in the Preparation of Financial Statements: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period, as well as the disclosures provided. Areas involving the use of estimates and assumptions in the accompanying financial statements include the allowance for loan losses, fair values of securities and other financial instruments, the value of mortgage servicing rights, determination and carrying value of impaired loans, the classification and carrying value of loans held for sale, the accrued liability for deferred compensation, the fair value of stock options, the realization of deferred tax assets, and the determination of depreciation of premises and equipment recognized in the Corporation's financial statements. Actual results could differ from those estimates. Estimates associated with the allowance for loan losses and the fair values of financial instruments are particularly susceptible to material change in the near term.

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

(Continued)

NEXT PAGE

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2000, 1999 and 1998

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Premiums and discounts on securities are recognized in interest income using the interest method over the estimated life of the security. Gains and losses on the sale of securities are determined using the specific identification method based on amortized cost. There were no sales of securities during the years ended June 30, 2000, 1999 and 1998.

Mortgage Banking Activities: Mortgage loans originated and intended for sale in the secondary market are reported on the consolidated balance sheets as loans held for sale and are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized in a valuation allowance by charges to income.

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

(Continued)

NEXT PAGE

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2000, 1999 and 1998

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Allowance for Loan Losses: Because some loans may not be repaid in full, an allowance for loan losses is recorded. Increases to the allowance are recorded by a provision for loan losses charged to expense. Estimating the risk and amount of loss on any loan is necessarily subjective. Accordingly, the allowance is maintained by management at a level considered adequate to cover losses that are currently anticipated based on past loss experience, general economic conditions, information about specific borrower situations including their financial position and collateral values, and other factors and estimates which are subject to change over time. While management may periodically allocate portions of the allowance for specific problem loan situations, the whole allowance is available for any loan charge-offs that occur. A loan is charged-off against the allowance by management when deemed uncollectible, although collection efforts continue and future recoveries may occur.

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

Foreclosed Real Estate: Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at fair value at the date of foreclosure establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of cost or fair value minus estimated costs to sell. There were no foreclosed real estate properties held at June 30, 2000 or 1999.

(Continued)

NEXT PAGE

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2000, 1999 and 1998

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

Employee Stock Ownership Plan: The Corporation accounts for its employee stock ownership plan ("ESOP") in accordance with AICPA Statement of Position 93-6. The cost of shares issued to the ESOP, but not yet allocated to participants, are presented in the consolidated balance sheets as a reduction of shareholders' equity. Compensation expense is recorded based on the market price of the shares as they are committed to be released for allocation to participant accounts. The difference between the market price and the cost of shares committed to be released is recorded as an adjustment to additional paid-in capital. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unearned ESOP shares are reflected as a reduction of debt and accrued interest.

Federal Home Loan Bank System: The Bank is a member of the Federal Home Loan Bank System and is required to invest in capital stock of the Federal Home Loan Bank ("FHLB"). The amount of the required investment is based upon the balance of the Bank's outstanding home mortgage loans or advances from the FHLB and is carried at cost plus the value assigned to stock dividends.

(Continued)

NEXT PAGE

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2000, 1999 and 1998

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

Concentrations of Credit Risk: The Corporation serves customers primarily in the Calhoun County, Michigan region. No significant number of its customers are employed at any one specific entity or in one specific industry. The Corporation grants residential real estate, commercial and consumer loans. Substantially all loans are secured by specific items of collateral, primarily real estate. Other financial instruments which potentially subject the Corporation to concentrations of credit risk include deposit accounts in other financial institutions.

Financial Instruments with Off-Balance-Sheet Risk: The Corporation, in the normal course of business, makes commitments to make loans which are not reflected in the financial statements. A summary of these commitments is disclosed in Note 14.

Stock Splits and Stock Dividends: Common share amounts and market values and price per share disclosures related to stock repurchase programs, stock-based compensation plans and earnings and dividends per share disclosures have been restated for the 10% stock dividend declared July 14, 1998 and paid on August 31, 1998 to shareholders of record on August 10, 1998. Stock dividends in excess of 20% are reported by transferring the par value of the stock issued from retained earnings to common stock. Stock dividends for 20% or less are reported by transferring the market value, as of the ex-dividend date, of the stock issued from retained earnings to common stock and additional paid-in capital. Fractional share amounts are paid in cash with a reduction in retained earnings. As of June 30, 1998, common stock included $1,483 for the stock dividend paid on August 31, 1998.

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

(Continued)

NEXT PAGE

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2000, 1999 and 1998

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock Compensation: Expense for employee compensation under stock option plans is based on Accounting Principles Board ("APB") Opinion 25, with expense reported only if options are granted below market price at grant date. If applicable, disclosures of net income and earnings per common share are provided as if the fair value method of SFAS No. 123 were used for stock-based compensation.

Segments: The Corporation provides a broad range of financial services to individuals and companies in Southern Michigan. These services include accepting demand, time and savings deposits; lending; and cash management. While the Corporation's chief decision makers monitor the revenue streams of the various Corporation products and services, operations are managed and financial performance is evaluated on a Corporation-wide basis. Accordingly, all of the Corporation's banking operations are considered by management to be aggregated in one reportable operating segment.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized holding gains and losses on securities available for sale, net of taxes, which is recognized as a separate component of shareholders' equity. The Corporation had no items representing other comprehensive income (loss) for the years ended June 30, 2000, 1999 and 1998.

Impact of New Accounting Standard: A new accounting standard, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", will require all derivatives to be recognized at fair value as either assets or liabilities in the consolidated balance sheets beginning with the quarter ended September 30, 2000. Changes in the fair value of derivatives not designated as hedging instruments are to be recognized currently in earnings. Gains or losses on derivatives designated as hedging instruments are either to be recognized currently in earnings or are to be recognized as a component of other comprehensive income (loss), depending on the intended use of the derivatives and the resulting designations. Management does note believe adoption of this new standard will have a material impact on the Corporation's consolidated financial position or results of operations.

(Continued)

NEXT PAGE

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2000, 1999 and 1998

NOTE 2 - EARNINGS PER COMMON SHARE

A reconciliation of the numerators and denominators used in the computation of the basic earnings per common share and diluted earnings per common share is presented below:

	Years ended June 30,
	2000	1999	1998
Basic Earnings Per Common Share
Numerator
Net income	$ 1,153,519 ========	$ 1,037,295 ========	$ 1,222,726 ========
Denominator
Weighted average common shares outstanding	1,263,416	1,308,435	1,357,606
Less: Average unallocated ESOP shares	(50,087)	(63,241)	(77,131)
Less: Average nonvested RRP shares	(17,408)	(20,356)	(28,934)
Weighted average common shares outstanding for basic earnings per common share	1,195,921 =========	1,224,838 =========	1,251,541 =========
Basic earnings per common share	$ .96 ========	$ .85 ========	$ .98 ========
Diluted Earnings Per Common Share
Numerator
Net income	$ 1,153,519 ========	$ 1,037,295 ========	$ 1,222,726 ========
Denominator
Weighted average common shares outstanding for basic earnings per common share	1,195,921	1,224,838	1,251,541
Add: Dilutive effects of average nonvested RRP shares, net of tax benefits	3,833	6,139	7,667
Add: Dilutive effects of assumed exercises of stock options	16,644	40,515	47,149
Weighted average common shares and dilutive potential common shares outstanding	1,216,398 ========	1,271,492 ========	1,306,357 ========
Diluted earnings per common share	$ .95 ========	$ .82 ======= =	$ .94 ========

Stock options for 80,868, 67,848 and 67,848 shares of common stock were not considered in computing diluted earnings per common share for the years ended June 30, 2000, 1999 and 1998, because they were antidilutive.

(Continued)

NEXT PAGE

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2000, 1999 and 1998

NOTE 3 - INTEREST-BEARING DEPOSITS IN OTHER FINANCIAL INSTITUTIONS

Interest-bearing deposits in other financial institutions at June 30 consist of the following:

	2000	1999
FHLB overnight time deposits	$ 707,896	$ 200,251
FHLB cash management account	405,147	515,285
	$ 1,113,043 ========	$ 715,536 ========
NOTE 4 - LOANS RECEIVABLE, NET
Loans at June 30 are classified as follows:
	2000	1999
Real estate loans
One-to-four family	$ 58,636,397	$ 54,417,070
Commercial and multi-family	10,573,840	9,656,721
Construction or development	6,639,230	6,107,904
Total real estate loans	75,849,467	70,181,695
Other loans
Consumer loans
Home equity lines of credit	3,818,151	3,263,705
Second mortgage loans	4,007,898	2,974,420
Automobile	1,730,042	1,574,861
Other	1,604,467	1,265,335
Total consumer loans	11,160,558	9,078,321
Commercial business loans	913,994	842,007
Total other loans	12,074,552	9,920,328
Total loans receivable	87,924,019	80,102,023
Less:
Loans held for sale	(94,000)	(3,158,577)
Loans in process	(1,491,515)	(1,390,142)
Deferred loan fees and discounts	(446,050)	(287,026)
Allowance for loss on loans held for sale	-	(97,942)
Allowance for loan losses	(513,159)	(452,308)
Loans receivable, net	$ 85,379,295 ========	$ 74,716,028 ========

(Continued)

NEXT PAGE

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2000, 1999 and 1998

NOTE 4 - LOANS RECEIVABLE, NET (Continued)

Activity in the allowance for loan losses is summarized as follows for the years ended June 30:

	2000	1999	1998
Balance at beginning of year	$ 452,308	$ 391,148	$ 302,903
Provision charged to operating expense	60,000	72,000	95,000
Recoveries credited to allowance	3,097	3,444	7,176
Loans charged off	(2,246)	(14,284)	(13,931)
Balance at end of year	$ 513,159 ======	$ 452,308 ======	$ 391,148 ======

Information regarding impaired loans is as follows for the year ended June 30, 2000, 1999 and 1998:

	2000	1999	1998
Average investment in impaired loans	$ 163,000	$ 375,000	$ 591,000
Interest income recognized on impaired loans including interest income recognized on cash basis	13,000	44,000	50,000
Interest income recognized on impaired loans on cash basis	13,000	44,000	50,000

Information regarding impaired loans at June 30, 2000, 1999 and 1998 is as follows:

	2000	1999	1998
Balance of impaired loans	$ 160,000	$ 165,000	$ 586,000
Less: Portion for which no allowance for loan losses is allocated	(160,000)	(165,000)	(586,000)
Portion of impaired loan balance for which an allowance for loan losses is allocated	$ - ======	$ - ======	$ - ======
Portion of allowance for loan losses allocated to the impaired loan balance	$ - ======	$ - ======	$ - ======

Nonperforming loans were as follows:

	2000	1999	1998
Loans past due over 90 days still on accrual	$ 185,000	$ 231,000	$ 298,000
Nonaccrual loans	80,000	159,000	330,000

Nonperforming loans include smaller homogeneous loans, such as residential mortgage and consumer loans.

(Continued)

NEXT PAGE

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2000, 1999 and 1998

NOTE 5 - SECONDARY MORTGAGE MARKET ACTIVITIES

The following summarizes the Corporation's secondary mortgage market activities for the years ended June 30:

	2000	1999	1998
Activity during the year:
Loans originated for resale, net of principal paydowns	$ 5,093,090	$ 22,287,159	$ 16,929,952
Loans transferred to held to maturity	2,795,178	110,000	-
Proceeds from sales of loans originated for resale	5,346,595	19,315,171	16,875,614
Gain on sales of loans originated for resale	91,328	291,414	258,807
Portion of gain resulting from costs allocated to mortgage servicing rights	53,083	192,183	167,845
Loan servicing fees, net	63,454	43,427	74,917
Balance at June 30:
Loans held for sale	$ 94,000	$ 3,256,519	$ 295,300
Less: Allowance to adjust loans held for sale to lower of aggregate cost or market	-	(97,942)	-
Loans held for sale, net	$ 94,000 ========	$ 3,158,577 ========	$ 295,300 ========

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans at June 30 are summarized as follows:

	2000	1999	1998
Mortgage loan portfolios serviced for:
FHLMC	$ 47,094,000	$ 47,334,000	$ 39,748,000

Custodial escrow balances maintained in connection with the foregoing serviced loans were $280,000, $278,000 and $245,000 at June 30, 2000, 1999 and 1998, respectively.

(Continued)

NEXT PAGE

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2000, 1999 and 1998

NOTE 6 - PREMISES AND EQUIPMENT, NET

A summary of premises and equipment at June 30 is as follows:

	2000	1999
Land	$ 360,007	$ 360,007
Buildings	530,906	530,906
Furniture, fixtures and equipment	738,027	678,335
	1,628,940	1,569,248
Less: Accumulated depreciation	(1,029,170)	(885,180)
	$ 599,770 ======	$ 684,068 =======

NOTE 7 - DEPOSITS

The aggregate amount of short term jumbo certificates of deposit in denominations of $100,000 or more was $2,383,000 and $1,596,000 at June 30, 2000 and 1999, respectively.

At June 30, 2000, the scheduled maturities of certificates of deposit are as follows for the years ended June 30:

2001	$ 15,479,592
2002	2,904,291
2003	2,294,672
2004	2,018,671
2005	871,035
$ 23,568,261 ========

(Continued)

NEXT PAGE

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2000, 1999 and 1998

NOTE 8 - FEDERAL HOME LOAN BANK ADVANCES

At June 30, 2000 and 1999, the Corporation had advances from the Federal Home Loan Bank of Indianapolis as follows:

Final Maturity Date	Interest Rate	2000	1999
August 26, 1999	5.33% (variable)	$ -	$ 1,000,000
July 10, 2000	6.63% (variable)	500,000	-
July 18, 2000	6.63% (variable)	500,000	-
July 24, 2000	6.63% (variable)	1,000,000	-
July 25, 2000	6.63% (variable)	500,000	-
August 14, 2000	6.63% (variable)	500,000	-
August 14, 2000	6.63% (variable)	500,000	-
August 15, 2000	6.63% (variable)	1,000,000	-
August 21, 2000	6.63% (variable)	1,000,000	-
September 11, 2000	6.63% (variable)	1,000,000	-
September 18, 2000	6.63% (variable)	500,000	-
September 21, 2000	6.63% (variable)	1,000,000	-
November 15, 2001	6.21% (fixed)	1,311,230	1,657,164
March 15, 2002	6.28% (fixed)	897,894	1,070,978
August 15, 2002	6.31% (fixed)	1,776,680	1,933,962
November 15, 2002	6.14% (fixed)	416,557	469,134
February 18, 2003	5.80% (fixed)	830,442	936,784
July 15, 2003	5.87% (fixed)	936,784	1,000,000
October 15, 2003	5.10% (fixed)	938,691	1,000,000
March 15, 2004	6.39% (fixed)	663,574	761,401
March 15, 2004	6.32% (fixed)	1,491,017	1,883,951
July 15, 2004	6.59% (fixed)	1,671,417	1,879,406
August 16, 2004	6.46% (fixed)	834,422	938,991
October 15, 2004	6.30% (fixed)	828,938	951,329
November 15, 2004	6.43% (fixed)	827,846	950,715
February 15, 2005	5.89% (fixed)	830,442	936,784
June 15, 2005	6.05% (fixed)	1,245,664	1,405,177
September 15, 2005	5.73% (fixed)	936,784	1,000,000
September 15, 2005	5.75% (fixed)	936,784	1,000,000
February 15, 2006	5.84% (fixed)	1,153,082	1,388,490
August 15, 2006	6.73% (fixed)	1,458,211	1,699,969
		$ 27,986,459 =========	$ 23,864,235 =========

(Continued)

NEXT PAGE

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2000, 1999 and 1998

NOTE 8 - FEDERAL HOME LOAN BANK ADVANCES (Continued)

Principle payments on the advances outstanding at June 30, 2000 are due in the years ending June 30 as follows:

2001	$ 11,183,424
2002	4,304,382
2003	4,032,923
2004	3,493,633
2005	3,217,935
Thereafter	1,754,162
$ 27,986,459 =========

These advances were required to be collateralized by at least $44,778,000 and $38,183,000 of the Corporation's first mortgage loans under a blanket lien arrangement at June 30, 2000 and 1999, respectively.

NOTE 9 - RELATED PARTY TRANSACTIONS

An analysis of aggregate loans outstanding to directors, executive officers and their affiliates follows:

	2000	1999	1998
Aggregate balance, July 1	$ 894,000	$ 784,000	$ 540,000
New loans and renewals	481,000	396,000	498,000
Repayments and renewals	(497,000)	(286,000)	(254,000)
Aggregate balance, June 30	$ 878,000 =======	$ 894,000 =======	$ 784,000 =======

Total deposits from directors, executive officers and their affiliates were $1,248,000 and $1,314,000 at June 30, 2000 and 1999, respectively.

NOTE 10 - DEFERRED DIRECTOR FEES

During the year ended June 30, 1996, deferred director fee plans were implemented for certain directors of the Corporation and the Bank. Under the plans, the Corporation/Bank is obligated to pay each such individual or beneficiaries the amount of fees deferred plus interest credited thereon over a period of 15 years, beginning with the individual's termination of service. A liability is being accrued for the obligation under these plans. The expense incurred for the deferred directors fees for the year ended June 30, 2000, 1999 and 1998 was $74,840, $67,732 and $71,160 resulting in a deferred compensation liability of $323,919, $249,079 and $181,347 as of the end of these same periods. To fund the benefits that will be payable under these plans, life insurance on the participants was purchased. The cash surrender value of such insurance at June 30, 2000 and 1999 was $1,515,060 and $1,181,276 and is included in other assets in the consolidated balance sheets.

(Continued)

NEXT PAGE

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2000, 1999 and 1998

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

ESOP participants are entitled to receive distributions from their ESOP accounts only upon termination of service. A participant entitled to a distribution may require the Corporation to repurchase the stock in the event that the stock is not readily tradable on an established market (referred to as the "put option"). In general, participants are entitled to exercise the put option for a period of not more than 60 days following the date of distribution of the stock. As the Corporation's common stock is traded on the NASDAQ SmallCap market under the symbol "MSBF," the provisions of the put option currently have no effect.

During the years ended June 30, 2000, 1999 and 1998, contributions of $61,833, $64,004 and $68,160, respectively, were made to the ESOP. For the same respective periods, 12,787, 13,519 and 14,262 shares with an average fair value of $8.78, $13.64 and $15.23 per share were committed to be released, resulting in ESOP compensation expense of $112,284, $184,391 and $217,200, respectively.

NEXT PAGE

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2000, 1999 and 1998

NOTE 11 - STOCK-BASED COMPENSATION PLANS (Continued)

Shares held by the ESOP at June 30 are as follows:

	2000	1999	1998
Allocated to participants	72,318	70,593	57,074
Unearned	43,693	56,481	70,000
Total ESOP shares	116,011 =======	127,074 =======	127,074 =======
Fair value of unearned shares	$ 330,000 =======	$ 635,000 =======	$ 1,018,000 =======
Fair value of allocated shares subject =to repurchase obligation	$ - =======	$ - =======	$ - =======

The 1995 stock option and incentive plan ("SOP"), as approved by the Corporation's shareholders, was authorized by the Board of Directors on October 24, 1995 for the benefit of directors and certain officers of the Corporation. The 1995 SOP and the 1997 SOP, discussed below, are administered by a Committee of Directors of the Corporation. This Committee selects recipients and terms of awards pursuant to the plans. The total shares made available under the 1995 SOP was 158,842. The Committee has awarded, under the 1995 SOP, options to purchase 96,892 shares of common stock at an exercise price of $7.1023 per share (October 1995), 2,383 shares of common stock at an exercise price of $8.4659 per share (November 1996), and 12,100 shares of common stock at an exercise price of $10.0568 per share (June 1997) and 4,000 shares of common stock at an exercise price of $10.1875 (September 1999), which were the market prices of the Corporation's common stock on the date of the awards. During the years ended June 30, 2000, 1999 and 1998, 6,353, 1,870 and 3,177 options were exercised at an average exercise price of $7.1023, $7.8102 and $7.1023 per share. At June 30, 2000, there were 101,262 options outstanding and there were 46,180 shares reserved for future grants under the 1995 SOP. The 1995 SOP options vest in five equal annual installments, with the first installment vested on October 24, 1996, and expire ten years from date of grant. As of June 30, 1999, no 1995 SOP options have expired or been canceled. 2,713 shares were forfeited under this plan during fiscal 2000.

(Continued)

NEXT PAGE

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2000, 1999 and 1998

NOTE 11 - STOCK-BASED COMPENSATION PLANS (Continued)

The 1997 SOP was approved by shareholders and directors on October 28, 1997 for the benefit of directors, officers and employees of the Corporation. The total shares made available under the 1997 SOP was 67,848. The Committee has awarded, under the 1997 SOP, options to purchase 46,200 shares of common stock, expiring ten years from the date of grant, at an exercise price of $16.3636 per share with immediate vesting (October 1997), 2,820 shares of common stock, expiring ten years from the date of grant, at an exercise price of $15.4545 per share with immediate vesting (June 1998), 273 shares of common stock, expiring ten years from the date of grant, at an exercise price of $15.4545 per share, with a one year vesting period (June 1998) and 18,555 shares of common stock, expiring fifteen years from the date of grant, at an exercise price of $15.4545 per share with immediate vesting (June 1998), which were the market prices of the Corporation's common stock on the date of the awards. At June 30, 2000, there were 67,878 options outstanding and there were no shares reserved for future grants under the 1997 SOP. As of June 30, 2000, no 1997 SOP options have been exercised, expired or canceled.

SFAS No. 123, which became effective for stock-based compensation awarded during fiscal years beginning after December 15, 1995, requires proforma disclosures for companies that do not adopt its fair value accounting method for stock-based employee compensation for awards granted in the first fiscal year beginning after December 15, 1994. Accordingly, the following proforma information presents net income and earnings per share had the fair value method been used to measure compensation cost for stock option plans. The exercise price of options granted is equivalent to the market value of underlying stock at the grant date. Accordingly, compensation cost actually recognized for stock options was $0 for the years ended June 30, 2000, 1999 and 1998.

The fair value of options granted during the year ended June 30, 2000 and 1998 is estimated using the following weighted-average information: risk-free interest rate of 6.14% and 5.85%, expected life of 8.0 years, expected dividends of 2.73% and 2.30% per year and expected stock price volatility of 9.22% and 7.57% per year. No options were granted during fiscal 1999.

	2000	1999	1998
Net income as reported	$ 1,153,519	$ 1,037,295	$ 1,222,726
Proforma net income	$ 1,137,986	$ 1,014,777	$ 954,359
Reported earnings per common share
Basic	$ .96	$ .85	$ .98
Diluted	$ .95	$ .82	$ .94
Proforma earnings per common share
Basic	$ .95	$ .83	$ .76
Diluted	$ .94	$ .80	$ .73

(Continued)

NEXT PAGE

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2000, 1999 and 1998

NOTE 11 - STOCK-BASED COMPENSATION PLANS (Continued)

In future years, the proforma effect of not applying SFAS No 123 is expected to increase as additional options are granted.

Stock option plans are used to reward directors, officers and employees and provide them with an additional equity interest. Options are issued for 10 year periods, with various vesting provisions. At June 30, 2000, a total of 46,180 shares were authorized for future grants. Information about option grants follows.

	Number of Options	Weighted- Average Exercise Price
Outstanding, June 30, 1997	111,375	$ 7.4525
Granted	67,848	16.0735
Exercised	(3,177)	7.1023
Forfeited	-	-
Outstanding, June 30, 1998	176,046	10.7813

Granted	-	-
Exercised	(1,870)	7.8102
Forfeited	-	-
Outstanding, June 30, 1999	174,176	10.8132

Granted	4,000	10.1875
Exercised	(6,353)	7.1023
Forfeited	(2,713)	9.0558
Outstanding, June 30, 2000	169,110 =======	10.9660

The weighted-average fair value per option for options granted during the years ended June 30, 2000 and 1998 was $2.18 and $3.42. At June 30, 2000, options outstanding had a weighted-average remaining life of 6.5 years and a range of exercise price from $7.1023 to $16.3636.

Options exercisable at June 30 are as follows.

	Number of Options	Weighted- Average Exercise Price
1998	106,052	$ 12.8938
1999	126,730	12.0203
2000	141,291	11.5507

(Continued)

NEXT PAGE

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2000, 1999 and 1998

NOTE 11 - STOCK-BASED COMPENSATION PLANS (Continued)

A Recognition and Retention Plan ("RRP"), as approved by the Corporation's shareholders, was authorized by the Board of Directors on October 24, 1995 for the benefit of directors, officers and employees of the Corporation. The RRP is a restricted stock award plan administered by a Committee of the Directors of the Corporation. The Committee selects recipients and terms of restricted stock awards. The total shares made available under the RRP was 63,536. The Committee awarded 4,000 shares (September 1999), 1,588 shares (November 1996) and 41,298 shares (October 1995) of common stock under the RRP. During the year ended June 30, 2000, 318 shares were forfeited. As of June 30, 2000, a total of 46,568 shares were awarded under the RRP and 16,968 shares were reserved for future awards. RRP awards vest in five equal annual installments, with the first award vesting on October 24, 1996, subject to the continuous employment of the recipients and the Corporation's achievement of certain performance standards as defined under such plans. Compensation expense for the RRP is recognized on a pro-rata basis over the vesting period of the awards. During the years ended June 30, 2000, 1999 and 1998, $65,960, $61,356 and $61,356, respectively, were charged to compensation expense for the RRP. The unamortized unearned compensation value of the RRP is shown as a reduction to shareholders' equity in the consolidated balance sheets.

NOTE 12 - STOCK REPURCHASE PROGRAMS

On November 17, 1995, the Corporation received a "no objection" letter from the Office of Thrift Supervision to repurchase up to 9% (142,958 shares) of its common stock in the open market over a twelve month period. As of March 31, 1996, the Corporation had completed the repurchase program with a total of 142,958 shares at an average price of $8.50 per share. On April 22, 1996, the Corporation received OTS approval to repurchase up to 5% (74,558 shares) of its common stock. As of January 31, 1997, the Corporation had completed this repurchase program with a total of 74,558 shares at an average price of $8.05 per share. On February 11, 1997, the Corporation received OTS approval to repurchase up to 5% (70,690 shares) of its common stock. As of the expiration date, February 11, 1998, 62,205 shares had been repurchased at an average price of $11.20 per share. On February 11, 1998, the Corporation announced a stock repurchase plan of 5% (67,738 shares) of its common stock. As of the expiration date, February 11, 1999, 46,470 shares had been repurchased at an average price of $14.81 per share. On February 16, 1999, the Corporation announced a stock repurchase plan of 5% (65,657 shares) of its common stock. As of the expiration date, February 16, 2000, 54,365 shares had been repurchased at an average price of $12.41 per share. On March 22, 2000, the Corporation announced a stock repurchase plan of 5% (63,291 shares) of its common stock. As of June 30, 2000, no shares have been repurchased under this plan and, therefore, the Corporation has remaining approval to repurchase up to 63,291 additional shares. Approval to repurchase these additional shares expires on March 22, 2001.

Repurchased shares are treated as treasury shares and are available for general corporate purposes, including issuance in connection with stock-based compensation plans. Any future repurchased shares will affect the Corporation's future earnings per common share disclosures by reducing amounts available for investment and weighted-average shares outstanding.

(Continued)

NEXT PAGE

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2000, 1999 and 1998

NOTE 13 - CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED
  EARNINGS

Savings institutions insured by the FDIC must meet various regulatory capital requirements. If a requirement is not met, regulatory authorities may take legal or administrative actions, including restrictions on growth or operations or, in extreme cases, seizure.

As of June 30, 2000, the Bank was categorized as well capitalized. The Bank's actual and required capital amounts and ratios are presented below:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)
As of June 30, 2000
Tier 1 (Core) Capital (to adjusted total assets)	$ 10,298	11.21%	$ 3,676	4.0%	$ 4,595	5.0%
Tier 1 (Core) Capital (to risk weighted assets)	10,298	18.02	2,286	4.0	3,429	6.0
Total Capital (to risk weighted assets)	10,811	18.92	4,572	8.0	5,715	10.0
As of June 30, 1999
Tier 1 (Core) Capital (to adjusted total assets)	$ 10,100	12.03%	$ 3,359	4.0%	$ 4,199	5.0%
Tier 1 (Core) Capital (to risk weighted assets)	10,100	19.60	2,061	4.0	3,092	6.0
Total Capital (to risk weighted assets)	10,552	20.48	4,123	8.0	5,154	10.0

The Qualified Thrift Lender ("QTL") test requires that approximately 65% of assets be maintained in housing-related finance and other specified areas. If the QTL test is not met, limits are placed on growth, branching, new investments, FHLB advances and dividends, or the Bank must convert to a commercial bank charter. Management believes that the QTL test has been met.

(Continued)

NEXT PAGE

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2000, 1999 and 1998

NOTE 13 - CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED
  EARNINGS (Continued)

Under OTS regulations, limitations have been imposed on all "capital distributions" by savings institutions, including cash dividends. The regulation establishes a three-tiered system of restrictions, with the greatest flexibility afforded to thrifts which are both well-capitalized and given favorable qualitative examination ratings by the OTS. For example, a thrift which is given one of the two highest examination ratings and has "capital" equal to its fully phased-in regulatory capital requirements (a "tier 1 institution") could, if a subsidiary of a holding company, after prior notice but without the prior approval of the OTS, make capital distributions in any year that do not exceed its net income for the calendar year-to-date plus retained net income for the previous two calendar years (less any dividends previously paid), provided that the thrift remains adequately capitalized following the distribution. Other thrifts would be subject to more stringent procedural and substantive requirements, the most restrictive being prior OTS approval of any capital distribution. The Bank is a tier one institution.

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

Under the most restrictive of the dividend limitations described above, at June 30, 2000, the Bank was not able to declare any additional dividends to the holding company without obtaining the prior approval of the OTS.

NEXT PAGE

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2000, 1999 and 1998

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

Financial instruments with off-balance-sheet risk approximated the following at June 30:

	2 0 0 0		1 9 9 9
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Commitments to make loans (at market rates)	$ 593,000	357,000	$ 1,021,000	977,000
Unused lines of credit and letters of credit	-	4,088,000	-	3,857,000

Commitments to make loans are generally made for periods of 60 days or less. The fixed rate loan commitments have interest rates ranging from 8.00% to 9.50% at June 30, 2000 (7.25% to 8.00% at June 30, 1999) and maturities ranging from 6 months to 30 years.

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

The Corporation has entered into an employment agreement with one of its officers. Under the terms of the agreement, certain events leading to separation from the Corporation could result in a cash payment aggregating approximately $339,000.

The Corporation and its subsidiary are subject to certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position of the Corporation.

(Continued)

NEXT PAGE

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2000, 1999 and 1998

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

The Corporation participates in a multi-employer contributory 401(k) plan, which covers substantially all employees. The amount of the Corporation's contribution is at the discretion of the Corporation's Board of Directors and is limited to the amount deductible for federal income tax purposes. The Corporation is currently matching 50% of employees' contributions not to exceed 3% of compensation. Contributions and expense for the years ended June 30, 2000, 1999 and 1998 were $15,000, $13,000 and $14,000, respectively.

NOTE 16 - FEDERAL INCOME TAXES

The Corporation and the Bank file a consolidated federal income tax return on a fiscal year basis. Tax legislation passed in August 1996 requires the Bank to deduct a provision for bad debts for tax purposes based on actual loss experience rather than a percentage of taxable income as allowed prior to fiscal year 1997, and recapture the excess bad debt reserve accumulated in tax years after 1987. The related amount of tax is approximately $123,000 and is payable over a six-year period beginning no later than the tax year ending June 30, 1999. For the tax years ending June 30, 2000 and 1999, one-sixth or $20,500 of the tax was currently payable. The remaining tax of $82,000 will be paid over the four year period beginning June 30, 2001 through June 30, 2004.

The consolidated federal income tax expense consisted of the following for the years ended June 30:

	2000	1999	1998
Current federal income tax expense	$ 702,000	$ 584,500	$ 699,000
Deferred federal income tax benefit	(82,000)	(13,500)	(21,000)
Total federal income tax expense	$ 620,000 =======	$ 571,000 =======	$ 678,000 =======

NEXT PAGE

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2000, 1999 and 1998

NOTE 16 - FEDERAL INCOME TAXES (Continued)

The consolidated federal income tax expense differs from that computed at the statutory corporate federal income tax rate of 34% for the years ended June 30 as follows:

	2000	1999	1998
Expected federal income tax expense at statutory rate	$ 602,996	$ 546,820	$ 646,247
ESOP expense (book greater than tax)	18,395	41,779	51,808
Other, net	(1,391)	(17,599)	(20,055)
Total federal income tax expense	$ 620,000 =======	$ 571,000 =======	$ 678,000 =======

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at June 30 are as follows:

	2000	1999
Deferred tax assets
Deferred loan fees	$ 97,000	$ 93,000
Deferred compensation	110,000	85,000
Depreciation	28,000	21,000
Capital loss carryforward	16,000	16,000
RRP expense	16,000	14,000
Allowance for loan losses	92,000	51,000
Other	14,000	12,000
	373,000	292,000
Deferred tax liabilities
Mortgage servicing rights	(103,000)	(104,000)
Other	(6,000)	(6,000)
	(109,000)	(110,000)
Valuation allowance	(16,000)	(16,000)
Net deferred tax asset	$ 248,000 =======	$ 166,000 =======

A valuation allowance related to deferred tax assets is required when it is considered more likely than not that all or part of the benefits relating to such assets will not be realized. Management established a valuation allowance for the benefits associated with losses on mutual fund securities sales during the year ended June 30, 1997, since such losses were capital in nature and can only be realized through offsetting capital gains. Sources of capital gains were not available at June 30, 2000 or 1999. If not used, the capital loss carryforward will expire on June 30, 2002.

Federal income tax laws provide savings banks with additional bad debt deductions through 1987, totaling $1,272,000 for the Bank. Accounting standards do not require a deferred tax liability to be recorded on this amount, which liability otherwise would total $432,000 at June 30, 2000 and 1999. If the Bank were liquidated or otherwise ceases to be a bank or if tax laws were to change, the $432,000 would be recorded as expense.

NEXT PAGE

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2000, 1999 and 1998

NOTE 17 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amount and estimated fair values of the Corporation's financial instruments were as follows as of June 30, 2000 and 1999:

	2 0 0 0		1 9 9 9
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Cash and cash equivalents	$ 3,102,378	$ 3,102,000	$ 2,612,258	$ 2,612,000
Securities held to maturity	2,798	3,000	4,866	5,000
Loans held for sale	94,000	94,000	3,158,577	3,159,000
Loans receivable, net	85,379,295	83,921,000	74,716,028	74,517,000
Federal Home Loan Bank stock	1,425,500	1,426,000	1,270,500	1,271,000
Accrued interest receivable	566,906	567,000	455,481	455,000
Mortgage servicing rights	303,649	304,000	306,910	307,000
Cash surrender value of life insurance	1,515,060	1,515,000	1,181,276	1,181,000
Financial liabilities
Deposits	(49,557,945)	(49,190,000)	(45,836,977)	(45,712,000)
Federal Home Loan Bank advances	(27,986,459)	(26,944,000)	(23,864,235)	(23,332,000)
Advance payments by borrowers for taxes and insurance	(691,608)	(672,000)	(608,515)	(609,000)
Accrued interest payable	(136,480)	(136,000)	(104,361)	(104,000)

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

(Continued)

NEXT PAGE

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2000, 1999 and 1998

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

(Continued)

NEXT PAGE

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2000, 1999 and 1998

NOTE 18 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of MSB Financial, Inc. is as follows:

CONDENSED BALANCE SHEETS June 30, 2000 and 1999
	2000	1999
ASSETS
Cash and due from financial institutions	$ 394,279	$ 216,582
Certificate of deposit in subsidiary bank	13,771	18,069
Total cash and cash equivalents	408,050	234,651
Loans receivable from subsidiary bank and ESOP	2,231,044	1,988,805
Investment in subsidiary bank	10,297,434	10,099,986
Dividend receivable from subsidiary bank	696,156	515,774
Other assets	590,692	467,074
Total assets	$ 14,223,376 ========	$ 13,306,290 ========
LIABILITIES
Accrued expenses and other liabilities	$ 133,690	$ 124,814
SHAREHOLDERS' EQUITY	14,089,686	13,181,476
Total liabilities and shareholders' equity	$ 14,223,376 ========	$ 13,306,290 ========
CONDENSED STATEMENTS OF INCOME
	---------------------Years ended June 30,--------------------
	2000	1999	1998
Interest and dividend income
Loans receivable	$ 23,695	$ 28,356	$ 33,082
Dividends from subsidiary bank	1,259,553	1,177,190	1,334,875
	1,283,248	1,205,546	1,367,957
Interest expense - other	7,212	5,188	3,834
Net interest income	1,276,036	1,200,358	1,364,123
Other income	27,681	21,079	15,072
Operating expenses	205,198	258,142	214,469
Income before federal income tax expense	1,098,519	963,295	1,164,726
Federal income tax expense (benefit)	(55,000)	(74,000)	(58,000)
Net income	$ 1,153,519 =========	$ 1,037,295 =========	$ 1,222,726 =========

NEXT PAGE

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2000, 1999 and 1998

NOTE 18 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
     (Continued)

CONDENSED STATEMENTS OF CASH FLOWS
	---------------------Years ended June 30,--------------------
	2000	1999	1998
Cash flows from operating activities
Net income	$ 1,153,519	$ 1,037,295	$ 1,222,726
Adjustments to reconcile net income to net cash from by operating activities
Change in
Dividends receivable from subsidiary bank	(180,382)	151,360	(90,718)
Other assets	(123,618)	(128,990)	(116,394)
Accrued expenses and other liabilities	8,876	18,534	38,326
Net cash from operating activities	858,395	1,078,199	1,053,940
Cash flows from investing activities
Loan to subsidiary bank	(300,000)	-	-
Repayments on loan receivable from subsidiary bank	-	300,000	-
Repayments on loan receivable from ESOP	38,557	36,060	35,547
Net cash from investing activities	(261,443)	336,060	35,547
Cash flows from financing activities
Cash dividends paid	(408,233)	(384,682)	(334,897)
Cash paid for fractional shares	-	(230)	-
Proceeds from exercise of stock options	45,107	14,605	22,562
Repurchase of common stock	(60,427)	(1,043,952)	(566,450)
Net cash from financing activities	(423,553)	(1,414,259)	(878,785)
Net change in cash and cash equivalents	173,399	-	210,702
Cash and cash equivalents at beginning of period	234,651	234,651	23,949
Cash and cash equivalents at end of period	$ 408,050 =======	$ 234,651 =======	$ 234,651 =======

NEXT PAGE

MSB FINANCIAL, INC.
SHAREHOLDER INFORMATION

ANNUAL MEETING

The annual meeting of shareholders will be held at 10:30 a.m., Tuesday, October 24, 2000, at Schuler's Restaurant located at 115 South Eagle Street, Marshall, Michigan.

STOCK LISTING

Our stock is traded on the Nasdaq SmallCap Market under the symbol "MSBF".

PRICE RANGE OF COMMON STOCK

The table below shows the range of high and low sales prices for our common stock for the periods indicated. The information set forth in the table below was provided by the Nasdaq. This information has been restated for the 10% stock dividend declared July 14, 1998.

	Fiscal 2000				Fiscal 1999
	High	Low	Dividends		High	Low	Dividends
First Quarter	$12.000	$ 9.875	$ 0.0850	First Quarter	$16.875	$14.000	$ 0.0750
Second Quarter	$10.500	$ 8.250	$ 0.0850	Second Quarter	$15.563	$11.000	$ 0.0750
Third Quarter	$10.500	$ 6.250	$ 0.0850	Third Quarter	$15.250	$13.000	$ 0.0800
Fourth Quarter	$ 7.563	$ 6.563	$ 0.0850	Fourth Quarter	$13.500	$11.125	$ 0.0800

Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations, regulatory restrictions and Maryland law. Regulatory restrictions on dividend payments are described in Note 13 of the Notes to Consolidated Financial Statements included in this Annual Report.

As of September 1, 2000, we had 477 shareholders of record and 1,246,975 outstanding shares of Common Stock.

SHAREHOLDER AND GENERAL INQUIRIES	TRANSFER AGENT
Charles B. Cook, President MSB Financial, Inc. 107 North Park Street Marshall, Michigan 49068 (616) 781-5103 www.marshallsavings.com	Registrar and Transfer Company 311 Cox Street Roselle, New Jersey 07203 (908) 272-8511

ANNUAL AND OTHER REPORTS

Copies of the Form 10-KSB annual report and our quarterly reports, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting: Charles B. Cook, President, MSB Financial, Inc., 107 North Park Street, Marshall, Michigan 49068. These documents may also be obtained through the SEC's web site at "www.sec.gov".

NEXT PAGE

MSB FINANCIAL, INC.
CORPORATE INFORMATION

CORPORATION AND BANK ADDRESS
107 North Park Street Marshall, Michigan 49068	Telephone: (616) 781-5103 Fax: (616) 781-8412
DIRECTORS OF THE BOARD
Charles B. Cook President and Chief Executive Officer of MSB Financial, Inc. and Marshall Savings Bank, F.S.B. Marshall, Michigan	Aart VanElst Chairman of the Board of MSB Financial, Inc. and Marshall Savings Bank, F.S.B., Retired oil jobber Marshall, Michigan
Martin L. Mitchell Vice President and Chief Operations Officer, Starr Commonwealth Albion, Michigan	J. Thomas Schaeffer Partner, Law firm of Schaeffer, Meyer & MacKenzie Marshall, Michigan
Richard L. Dobbins Partner, Law firm of Dobbins, Beardslee, Grinage & Clore, P.C. Marshall, Michigan	Karl F. Loomis President and Chief Executive Officer of Regional Medical Laboratories, Inc. Battle Creek, Michigan
John W. Yakimow Retired General Manager of Corporate Research and Development at Eaton Corporation, Marshall, Michigan Currently consults with a New Jersey law firm in the area of patent law.

MSB FINANCIAL, INC. AND MARSHALL SAVINGS BANK, F.S.B.
EXECUTIVE OFFICERS

Charles B. Cook
President and Chief Executive Officer

INDEPENDENT AUDITORS	SPECIAL COUNSEL
Crowe, Chizek and Company LLP 400 Riverfront Plaza Building 55 Campau N.W. Grand Rapids, Michigan 49503	Silver, Freedman & Taff, L.L.P. 1100 New York Avenue, N.W. Seventh Floor, East Tower Washington, D.C. 20005

NEXT PAGE