Form 10KSB, Exhibit 13
period 2001-06-30
MSB FINANCIAL INC
filed 2001-09-28
CIK 930541

EXHIBIT 13

2001 ANNUAL REPORT

MSB FINANCIAL, INC.

Next Page

TABLE OF CONTENTS

Section I
President's Message	1
Selected Consolidated Financial Information	2
Management's Discussion and Analysis of Financial Condition and Results of Operations	4

Section II
Consolidated Financial Statements	15

Section III
Shareholder Information	49
Corporate Information	50

i

Next Page

September 24, 2001

Dear Shareholder:

            On behalf of the Directors and Staff of MSB Financial, Inc., it is a pleasure to report that fiscal 2001 was a year of record earnings for MSB Financial, Inc.

            Net income totaled $1.4 million, a 24.8% increase over fiscal 2000. Earnings per fully diluted share totaled $1.19, compared to $.95 the previous year, an increase of 25.3%. Our net interest margin, which is a primary strength of the Company, increased slightly to a healthy 4.27%.

            A primary contribution to our record earnings was noninterest income increasing 60.5% over the past year to $881,000 due primarily to an increase in gain on sale of loans in the secondary market. During the current low interest rate environment we saw a significant increase in mortgage originations. As part of our interest rate risk and liquidity strategy, we chose to sell a significant portion of mortgage originations in the secondary market. Such sales totaled $18.7 million during the current year, compared to $5.4 million the previous year.

            We believe that it is significant that total deposits grew a respectable 10.3% during the year to $54.7 million. The safety of insured deposits, along with a reputation of excellent customer service, attracted deposits from non-insured, poorly performing alternative investments.

            Non-performing loans increased to $1.8 million during the last year due primarily to twelve loans with a single borrower totaling $823,000. The borrower has filed for bankruptcy and his debts are being reorganized under a Chapter 11 bankruptcy plan. Management has reviewed the collateral and no losses are expected.

            MSB Financial continues to emphasize technology as a means of providing customers with the highest quality service possible. We are proud of the growth in our on-line banking program, phone banking and debit card program and believe these programs to be factors in the attraction of new customers to the Bank.

            With strong earnings and margins, steady growth in deposits and loan origination activity, we believe our fundamentals to be solid. We look forward to continued operational success and growth in the next year, and thank our customers and investors for their continued support.

Sincerely,

Charles B. Cook
President and Chief Executive Officer

Next Page

SELECTED CONSOLIDATED FINANCIAL INFORMATION

	Year Ended June 30,
	2001	2000	1999	1998	1997
	(In Thousands, Except Per Share Data)
Selected Financial Condition Data:
Total assets	$94,032	$93,245	$84,456	$79,967	$74,698
Loans, net	84,654	85,379	74,716	73,065	68,740
Loans held for sale	265	94	3,159	295	150
Securities held to maturity	1	3	5	8	11
FHLB stock	1,427	1,426	1,271	1,158	1,044
Deposits	54,658	49,558	45,837	42,815	41,707
FHLB advances	22,303	27,986	23,864	21,972	19,374
Shareholders' equity	15,036	14,090	13,181	13,313	12,690

	Year Ended June 30,
	2001	2000	1999	1998	1997
	(In Thousands, Except Per Share Data)
Selected Operations Data:
Total interest income	$7,510	$6,947	$6,575	$6,451	$5,524
Total interest expense	3,715	3,396	3,145	2,947	2,294
Net interest income	3,795	3,551	3,430	3,504	3,230
Provision for loan losses	68	60	72	95	48
Net interest income after provision for loan losses	3,727	3,491	3,358	3,409	3,182
Loan servicing fees and service charges on deposits	259	234	203	231	210
Gain on sale of loans	340	103	350	334	62
Other noninterest income	282	212	216	177	64
Total noninterest income	881	549	769	742	336
Total noninterest expense	2,396	2,266	2,519	2,250	2,244
Income before federal income taxes	2,212	1,774	1,608	1,901	1,274
Federal income tax expense	772	620	571	678	458
Net income	$1,440	$1,154	$1,037	$1,223	$ 816

Basic earnings per common share	$1.20	$.96	$.85	$.98(1)	$.63(1)
Diluted earnings per common share	$1.19	$.95	$.82	$.94(1)	$.63(1)
_________________

(1) Restated for two-for-one stock split declared July 8, 1997 and the 10% stock dividend declared July 14, 1998.

Next Page

	Year Ended June 30,
	2001	2000	1999	1998	1997
	(In Thousands, Except Per Share Data)
Selected Financial Ratios and Other Data:
Performance Ratios:
Return on assets (ratio of net income to average total assets)	1.53%	1.29%	1.24%	1.57%	1.21%
Return on shareholders' equity (ratio of net income to average equity)	9.92%	8.48%	7.75%	9.39%	6.46%
Interest rate spread information:
Average during period	3.61%	3.61%	3.71%	4.05%	4.29%
Net interest margin(1)	4.27%	4.21%	4.32%	4.71%	5.00%
Ratio of operating expense to average total assets	2.55%	2.54%	3.01%	2.89%	3.32%
Ratio of average interest-earning assets to average interest-bearing liabilities	115.84%	114.83%	115.40%	116.73%	119.88%

Quality Ratios:
Non-performing loans to total gross loans	1.94%	.30%	.49%	.82%	.65%
Non-performing assets to total assets at end of period	1.86%	.28%	.46%	.79%	.66%
Allowance for loan losses to non-performing loans	32.57%	193.64%	115.98%	62.28%	65.14%
Allowance for loan losses to loans receivable, net	.67%	.60%	.60%	.53%	.44%

Capital Ratios:
Shareholders' equity to total assets at end of period	15.99%	15.11%	15.61%	16.65%	16.99%
Average shareholders' equity to average assets	15.46%	15.25%	16.02%	16.71%	18.70%
Dividend payout ratio(2)	30.67%	35.79%	37.80%	27.66%	36.51%
Cash dividends declared per share	$.365	$.34	$.31	$.26(3)	$.23(3)
Other Data:
Number of full-service offices	2	2	2	2	2
________________
(1) Net interest income divided by average interest-earning assets.
(2) Dividends declared per share divided by diluted earnings per common share.
(3) Restated for two-for-one stock split declared July 8, 1997 and the 10% stock dividend declared July 14, 1998.

Next Page

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

General

            MSB Financial, Inc. was formed as a Delaware corporation in September 1994 to act as the holding company for Marshall Savings Bank, F.S.B. upon the completion of Marshall Savings' conversion from the mutual to the stock form. MSB Financial received approval from the Office of Thrift Supervision to acquire all of the common stock of Marshall Savings outstanding upon completion of the conversion. The conversion was completed on February 6, 1995. On December 8, 1998, shareholders approved a proposal to reincorporate MSB Financial from the State of Delaware to the State of Maryland. The following discussion compares the consolidated financial condition of MSB Financial and Marshall Savings at June 30, 2001 to June 30, 2000 and the results of operations for the periods ended June 30, 2001, 2000 and 1999. This discussion should be read in conjunction with the consolidated financial statements and footnotes included herein. References in this discussion to "we", "us" and "our" refer to MSB Financial and/or Marshall Savings as the context requires.

            MSB Financial is headquartered in Marshall, Michigan, and through the operations of Marshall Savings is primarily engaged in attracting retail deposits from the general public and investing those funds in permanent and construction loans secured by first mortgages on owner-occupied, one- to four-family residences. Mortgage originations are either held in our loan portfolio or are sold in the secondary market. To a lesser extent, we also originate consumer loans, loans secured by first mortgages on non-owner occupied, one- to four-family residences and permanent and construction loans secured by commercial real estate and commercial loans.

            Permanent loans secured by one- to four-family residences accounted for approximately 61.3% of our gross loan portfolio at June 30, 2001, 66.7% at June 30, 2000, and 67.9% at June 30, 1999. We originated total loans of $43.1 million, $32.3 million, and $51.6 million during fiscal 2001, 2000, and 1999, respectively, and sold $18.7 million, $5.4 million, and $19.4 million of loans, respectively during these periods. We offer a wide variety of adjustable and fixed-rate mortgage loans, with many pricing options and maturity choices, along with a full array of consumer loans. For all years presented, we sold most fixed-rate one- to four-family loans originated with terms longer than 15 years in the secondary market.

Financial Condition

            Total assets increased $787,000, or 0.84%, from June 30, 2000 to June 30, 2001. Net loans, including loans held for sale, decreased $554,000 or 0.65% from $85.5 million at June 30, 2000 to $84.9 million at June 30, 2001. The decrease in net loans was a result of strong one- to four-family mortgage loan refinancing activity during the current fiscal year. Most mortgages were refinanced to fixed-rate mortgage products, which are sold to Freddie Mac. We generally retain the right to service the loans sold to Freddie Mac. As a result, mortgage loans serviced for others increased from

Next Page

$47.1 million at June 30, 2000 to $55.3 million at June 30, 2001, an increase of $8.2 million or 17.4%.

            We also experienced increases in net premises and equipment of $147,000, or 24.4%, and in mortgage service rights of $89,000, or 29.2%, at June 30, 2001 as compared to June 30, 2000. The increase in net premises and equipment was primarily the result of the purchase of a property adjacent to our main office. Management believes this property, if needed, could provide space for future expansion. Currently, the property is providing income as a one-family rental property. The increase in mortgage servicing rights is due to the increase in the amount of loans serviced for others, discussed above.

            Total deposits increased $5.1 million to $54.7 million at June 30, 2001 from $49.6 million at June 30, 2000. This increase was primarily in time deposits, which increased $4.9 million during the fiscal year. The increase in deposits was used to pay down our Federal Home Loan Bank advances, which decreased $5.7 million to $22.3 million at June 30, 2001 from $28.0 million at June 30, 2000.

            Total liabilities decreased $159,000 to $79.0 million from June 30, 2000 to June 30, 2001. In addition to the changes discussed above, we experienced an increase in accrued expenses and other liabilities of $339,000, or 42.2%. This increase was primarily due to an increase in funds due to Freddie Mac of $305,000 on the pay off of serviced loans at fiscal year end with funds remitted after June 30, 2001. We also recorded increases in accrued interest payable of $25,000, or 18.2%, and advance payments by borrowers for taxes and insurance of $61,000, or 9.1%, as compared to June 30, 2000.

            Shareholders' equity increased $946,000, or 6.7%, from June 30, 2000 to June 30, 2001. The increase was primarily the result of an increase in net income offset by the repurchase of our common stock and dividends declared on common stock. During the year ended June 30, 2001, we repurchased 23,250 shares of our common stock at a total cost of $197,000, or $8.49 per share, as compared to 5,780 shares during the year ended June 30, 2000, at a total cost of $60,000, or $10.45 per share. At June 30, 2001 there was no repurchase plan in place. As of June 30, 2001, a total of 403,806 shares of our common stock had been repurchased at a cost of $4.1 million, or $10.13 per share. Shareholders' equity to total assets remains strong at 16.0% at June 30, 2001, compared to 15.1% and 15.6% at June 30, 2000 and 1999, respectively.

Results of Operations

            General. Our results of operations depend primarily upon the level of net interest income, which is the difference between the interest income earned on loans and securities, interest-bearing deposits, and other interest-earning assets, and the interest expense on deposits and borrowed funds. Our results of operations are also dependent upon the level of our non-interest income, including fee income and service charges, gains or losses on the sales of loans and the level of our noninterest expense, including general and administrative expense. We, like other financial institutions, are

Next Page

subject to interest rate risk to the degree that our interest-bearing liabilities mature or reprice at different times, or on a different basis, than our interest-earning assets.

            Net Income. Net income for the years ended June 30, 2001, 2000 and 1999 was $1.4 million, $1.2 million and $1.0 million, respectively.

            Our return on average assets was 1.53% for fiscal 2001, compared to 1.29% for fiscal 2000 and 1.24% for fiscal 1999. Our return on average shareholders' equity was 9.92% for fiscal 2001, compared to 8.48% for fiscal 2000 and 7.75% for fiscal 1999. Average shareholders' equity to average assets was 15.46%, 15.25% and 16.02%, and our dividend payout ratio was 30.67%, 35.79% and 37.80% for the years ended June 30, 2001, 2000 and 1999, respectively.

            Net Interest Income. Net interest income before provision for loan losses for the years ended June 30, 2001, 2000 and 1999 was $3.8 million, $3.6 million, and $3.4 million, respectively. Interest and dividend income for the years ended June 30, 2001, 2000 and 1999 was $7.5 million, $6.9 million and $6.6 million, respectively. This represented an increase of $564,000 during fiscal 2001 compared to fiscal 2000 and an increase of $935,000 compared to fiscal 1999. These increases were primarily due to an increase in the average volume of loans receivable. The average yield earned on loans for the periods ended June 30, 2001, 2000 and 1999 was 8.49%, 8.25% and 8.35%, respectively. Offsetting the increases in interest and dividend income mentioned above were increases in interest expense of $319,000 during fiscal 2001 compared to fiscal 2000, and $570,000 compared to fiscal 1999. The increase in interest expense for fiscal 2001 was primarily the result of an increase in interest expense on our certificate accounts, due to increased average certificate balances and higher average interest rates during fiscal 2001. The increase in interest expense from fiscal 1999 to fiscal 2001 was primarily the result of an increase in the average outstanding balance of certificate accounts and Federal Home Loan Bank advances.

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

	At June 30,	Year Ended June, 30,
	2001	2001			2000			1999
	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/ Rate
	(Dollars in Thousands)
Interest-Earning Assets:
Loans(1)	8.08%	86,073	$7,304	8.49%	$81,923	$6,760	8.25%	$76,187	$6,364	8.35%
Interest-bearing deposits	3.82	1,332	90	6.76	986	76	7.71	1,991	112	5.63
Securities	7.18	2	--	--	4	--	--	6	--	--
FHLB stock	7.75	1,426	116	8.13	1,378	111	8.06	1,233	99	8.03
Total interest-earning assets(1)		88,833	7,510	8.45	84,291	6,947	8.24	79,417	6,575	8.28
Other assets		5,044			4,912			4,184
Total assets		$93,877			$89,203			$83,601

Interest-Bearing Liabilities:
Savings deposits	2.00	$10,253	234	2.28	$9,928	264	2.66	$9,680	235	2.43
Checking and money market deposits	1.83	13,344	280	2.10	13,281	272	2.05	13,460	262	1.95
Certificate accounts	5.59	25,840	1,507	5.83	22,764	1,159	5.09	21,546	1,138	5.28
FHLB advances and other borrowings	5.96	27,248	1,694	6.22	27,430	1,701	6.20	24,130	1,510	6.26
Total interest-bearing liabilities		76,685	3,715	4.84	73,403	3,396	4.63	68,816	3,145	4.57
Other liabilities		2,679			2,195			1,396
Total liabilities		79,364			75,598			70,212
Shareholders' equity		14,513			13,605			13,389
Total liabilities and shareholders' equity		$93,877			$89,203			$83,601

Net interest income			$3,795			$3,551			$3,430
Net interest rate spread				3.61%			3.61%			3.71%
Net earning assets		$12,148			$10,888			$10,601
Net yield on average interest- earning assets				4.27%			4.21%			4.32%
Average interest-earning assets to average interest-bearing liabilities		1.16x			1.15x			1.15x
_____________________________________
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

	Year Ended June 30,
	2001 vs. 2000			2000 vs. 1999
	Increase (Decrease) Due to		Total Increase	Increase (Decrease) Due to		Total Increase
	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
	(Dollars in Thousands)
Interest-Earning Assets:
Loans	$349	$195	$544	$474	$(78)	$396
Interest-bearing deposits	24	(10)	14	(69)	33	(36)
FHLB stock	4	2	6	12	(1)	11

Total interest-earning assets	$377	$187	564	$417	$(46)	371

Interest-Bearing Liabilities:
Savings deposits	$8	$(38)	(30)	$6	$23	29
Checking and money market deposits	1	7	8	(4)	14	10
Certificate accounts	168	180	348	63	(42)	21
FHLB advances and other borrowings	(11)	4	(7)	205	(14)	191

Total interest-bearing liabilities	$166	$153	319	$270	$(19)	251

Net interest income			$245			$120

            Provision for Loan Losses. The provision for loan losses is a result of our periodic analysis of the adequacy of the allowance for loan losses. The provision for loan losses increased by $8,000 for the year ended June 30, 2001 from the year ended June 30, 2000, due to our continuing reassessment of losses inherent in the loan portfolio. At June 30, 2001, our allowance for loan losses totaled $571,000, or 0.67% of net loans receivable and 32.57% of total non-performing loans. Our provision for loan losses was $68,000 in fiscal 2001 compared to $60,000 in fiscal 2000 and $72,000 in fiscal 1999.

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

            Non-performing assets include non-accrual loans, loans past due 90 days or more and still accruing interest, foreclosed real estate and other repossessed assets. Loans greater than 90 days past due, and other designated loans of concern, are placed on non-accrual status, unless it is determined that the loans are well collateralized and in the process of collection. Non-performing loans at June 30, 2001 increased $1.5 million to $1.8 million as compared to June 30, 2000. This increase was primarily the result of an increase in non-accrual loans of $968,000 during fiscal 2001 as compared to June 30, 2000. The increase in non-accrual loans was the result of 12 loans totaling $823,000 to a single borrower that were transferred to non-accrual status during fiscal 2001. Of these 12 loans, ten loans totaling $603,000 are secured by investment properties, one loan totaling $215,000 is secured by residential property and another loan totaling $5,000 is secured by lawn equipment. This borrower is currently reorganizing his debts through a Chapter 11 bankruptcy. We believe that the loans to this borrower are well collateralized and do not expect to incur any losses. In addition to the above, we also transferred three other loans, all to different borrowers, to non-accrual status totaling $225,000. One loan totaling $163,000 is secured by a one-to four-family construction property, one loan totaling $51,000 is secured by non-residential property, and another loan totaling $11,000 is secured by an automobile.

            Another component of non-performing loans are loans past due 90 days or more and still accruing interest. Loans past due 90 days or more and still accruing interest increased $520,000 during fiscal 2001 as compared to June 30, 2000. This increase was primarily from two loans to one borrower that totaled $358,000 that were both over 90 days past due at June 30, 2001 but performing at June 20, 2000. Subsequent to June 30, 2001, we received payments on each loan bringing them current at the time of payment.

            We will continue to monitor the allowance for loan losses and make future additions to the allowance through the provision for loan losses as economic conditions and loan portfolio quality dictate. Although we maintain our allowance for loan losses at a level which we consider to be adequate to provide for losses, there can be no assurance that future losses will not exceed estimated amounts or that additional provisions for loan losses will not be required in future periods. In addition, the determination as to the amount of our allowance for loan losses is subject to review by the Office of Thrift Supervision and the Federal Deposit Insurance Corporation as part of their examination process, which may result in the establishment of an additional allowance based upon their judgment of the information available to them at the time of their examination.

            Noninterest Income. Total noninterest income for the year ended June 30, 2001, was $881,000, compared to $549,000 in fiscal 2000 and $769,000 in fiscal 1999. This represents an

Next Page

increase of $332,000 in fiscal 2001 compared to fiscal 2000 and an increase of $112,000 compared to fiscal 1999. Total noninterest income consists primarily of net gains on the sale of loans, loan servicing fees, service charges on deposit accounts and other fees. The primary reason for the increase in noninterest income in fiscal 2001 as compared to fiscal 2000, was an increase in net gains on sales of loans held for sale of $237,000. The increased loan sales are the result of increased refinancing activity. In fiscal 2001, 2000 and 1999, respectively, loan sales totaled $18.7 million, $5.4 million and $19.4 million. In addition to the increase in net gains on sales of loans held for sale was an increase in service charges on deposit accounts in fiscal 2001 as compared to fiscal 2000 and fiscal 1999 of $56,000 and $67,000, respectively. The increase in service charges on deposits accounts was primarily due to an increase in the fees assessed on demand deposit overdraft items, as well as a general increase in all deposit account fees effective September 1, 2000. Offsetting the above mentioned increases was a decrease in net loan service fees of $32,000 in fiscal 2001 compared to fiscal 2000 and a decrease of $12,000 compared to fiscal 1999. The decrease in net loan servicing fees was due to an accelerated amortization of mortgage loan service rights during fiscal 2001 due to increased loan refinancing activity during the same period.

            Noninterest Expense. Noninterest expense totaled $2.4 million in fiscal 2001, compared to $2.3 million in fiscal 2000 and $2.5 million in fiscal 1999. Salaries and employee benefits, our largest noninterest expense, increased $101,000 from fiscal 2000 to fiscal 2001, representing an increase of 10.37%, and decreased $50,000 from fiscal 1999 to fiscal 2000, representing a decrease of 4.86%. The most significant factor causing the increase in salaries and employee benefits during the 2001 period was an increase in salaries and associated payroll taxes of $108,000 and an increase in group insurance costs of $17,000. This increase was the result of hiring additional personnel. Partially offsetting this increase were decreases in expenses associated with our stock-based benefit plans. The portion of recognition and retention plan expense allocated to restricted stock awards to certain employees decreased $36,000, or 55.07%, from fiscal 2000 to fiscal 2001, as a result of the vesting of fewer shares during fiscal 2001 of the final installment of restricted stock awarded to these employees during October 1995. For additional information relating to our stock-based compensation plans, see Note 11 of the Notes to Consolidated Financial Statements contained elsewhere in this annual report.

            Other changes in noninterest expense include an increase in data processing expense of $55,000 during fiscal 2001 as compared to fiscal 2000 and a decrease of $36,000 during fiscal 2000 as compared to fiscal 1999. The prior period decrease was primarily the result of a rebate from our data processor of $22,000 during fiscal 2000, a change in our billing due date for data processing charges during fiscal 2001 that resulted in an extra monthly payment of $13,000 during the period, and new monthly charges related to our web-banking program totaling $9,000. In addition to the above, we experienced an increase in professional fees of $15,000 during fiscal 2001, as compared to a decrease of $43,000 during fiscal 2000. The increase in professional fees during fiscal 2001 was primarily due to an increase in fees from our independent auditors. This increase in professional fees is the result of new SEC requirements, effective the first calendar quarter of 2000, that required a more comprehensive review of our quarterly SEC reports. The increase in professional fees during the  1999 period was a result  of our reincorporation from  the state of  Delaware to  the state  of

Next Page

Maryland. Offsetting the above mentioned increases was a decrease in director fees of $23,000, or 18.5%, during fiscal 2001 as compared to fiscal 2000. This was a result, as previously mentioned, of vesting of fewer shares during fiscal 2001 of the final installment of restricted stock awarded to our directors during October 1995. Also, during fiscal 2001 we did not incur any expense to record loans held for sale at the lower of cost or market as compared to $54,000 expensed during fiscal 2000 and $98,000 expensed during fiscal 1999.

            Federal Income Tax Expense. Federal income tax expense for fiscal 2001 was $772,000 compared to $620,000 in fiscal 2000 and $571,000 in fiscal 1999. The effective tax rate for federal income taxes was 34.9% in fiscal 2001, 35.0% in fiscal 2000 and 35.5% in fiscal 1999.

Asset/Liability Management

            We, like other financial institutions, are subject to interest rate risk to the extent that our interest-bearing liabilities with short- and intermediate-term maturities reprice more rapidly, or on a different basis, than our interest-earning assets. Our balance sheet consists of investments in interest-earning assets, primarily loans, which are primarily funded by deposits and borrowings. These financial instruments have varying levels of sensitivity to changes in market interest rates, resulting in market risk. Other than loans that are originated and held for sale, all of our financial instruments are for other than trading purposes.

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

            Net portfolio value represents the market value of equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance-sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of sudden and sustained 100 to 300 basis point (100 basis points equals 1%) increase and decrease in market interest rates. The following table sets forth the change in our net portfolio value at June 30, 2001 and June 30, 2000, based on internal assumptions, that would occur upon an immediate change in interest rates, with no effect given to any steps that management might take to counteract that change.

Next Page

Change in		June 30, 2001		June 30, 2000
Interest Rate (Basis)	Board Limit % Change	$ Change in NPV	% Change in NPV	$ Change in NPV	% Change in NPV
(Dollars in Thousands)

300	(30)%	$(2,057)	(14)%	$(2,562)	(21)%
200	(20)	(1,303)	(9)	(1,614)	(13)
100	(10)	(562)	(4)	(734)	(6)
-0-	---	---	---	---	---
-100	(10)	68	1	457	4
-200	(20)	(291)	(2)	469	4
-300	(30)	(898)	(6)	528	4

            As of June 30, 2001, we were in compliance with the Board limits regarding changes in our net portfolio value under the above mentioned scenarios.

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

            As with any method of measuring interest rate risk, certain shortcomings are inherent in the analysis presented in the foregoing table. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Certain assets, such as adjustable rate mortgage loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, in the event of a change in interest rates, expected rates of repayments on loans and early withdrawals from certificates of deposit could deviate significantly from those assumed in calculating the above table.

Next Page

Liquidity and Capital Resources

            Our principal sources of funds are deposits, principal and interest repayments on loans, sales of loans, and Federal Home Loan Bank advances. While scheduled loan repayments are relatively predictable, deposit flows and early loan prepayments are more influenced by interest rates, general economic conditions and competition.

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

            At June 30, 2001, we had advances from the Federal Home Loan Bank of Indianapolis of $22.3 million, used primarily to fund 15 year fixed-rate and adjustable-rate one- to four-family residential mortgage loans held in our portfolio. We also use our liquidity resources to meet ongoing commitments, to fund maturing certificates of deposit and deposit withdrawals, and to meet operating expenses. At June 30, 2001, we had outstanding commitments to extend credit which amounted to $7.7 million (including $4.0 million in available home equity lines of credit). We believe that loan repayments and other sources of funds, such as Federal Home Loan Bank advances, will be adequate to meet our foreseeable liquidity needs.

            Our primary operating activity in addition to the collection of interest on interest-earning assets and the payment of interest on deposits and borrowings is the origination of loans for sale. During the years ended June 30, 2001, 2000 and 1999, we originated loans for sale totaling $18.7 million, $5.1 million and $22.3 million, respectively, and received proceeds from the sale of such loans of $18.7 million, $5.4 million and $19.4 million, respectively. See Note 5 of the Notes to Consolidated Financial Statements contained elsewhere for detailed information.

            Our primary financing activity is our deposits. For the years ended June 30, 2001, 2000 and 1999 there was a net increase in deposit accounts of $5.1 million, $3.7 million and $3.0 million, respectively.

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

Next Page

            As of June 30, 2001, Marshall Savings had tangible capital and Tier 1 (core) capital of $10.4 million, or 11.1% of adjusted total assets, which was approximately $9.0 million and $7.6 million above the minimum requirements of 1.5% and 3.0%, respectively, of the adjusted total assets in effect on that date. As of June 30, 2001, we had Tier 1 (core) capital of $10.4 million, or 11.1% of adjusted total assets, which was approximately $6.7 million above the minimum requirement of 4.0% of average total assets in effect on that date. On June 30, 2001, we had risk-based capital of $11.0 million (including $10.4 in core capital), or 18.9% of risk-weighted assets of $58.4 million. This amount was $6.4 million above the 8.0% requirement in effect on that date.

            The parent company, MSB Financial, also has a need for, and sources of liquidity. Liquidity is required to fund its operating expenses, fund stock repurchase programs, and the payment of any dividends to shareholders. At June 30, 2001, we had $333,000 in liquid assets on hand. MSB Financial's primary source of liquidity on an ongoing basis is dividends from Marshall Savings Bank. Dividends totaling $1.6 million were paid from Marshall Savings Bank to MSB Financial for the year ended June 30, 2001. For the year ended June 30, 2001, we paid dividends to shareholders totaling $438,000 and repurchased 23,250 shares of common stock, at a total cost $197,000. At June 30, 2001 there was no additional common stock repurchase plan in place.

Impact of Inflation and Changing Prices

            The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Nearly all of our assets and liabilities are financial in nature, unlike most industrial companies. As a result, our performance is directly impacted by changes in interest rates, which are indirectly influenced by inflationary expectations. Our ability to match the interest sensitivity of our financial assets to the interest sensitivity of our financial liabilities in our asset/liability management may tend to minimize the effect of changes in interest rates on our performance. Changes in interest rates do not necessarily move to the same extent as do changes in the price of goods and services.

Impact of New Accounting Standards

            In June 2001, the Financial Accounting Standards Board "FASB" issued Statement of Financial Accounting Standards "SFAS" No. 141, "Business Combinations." SFAS No. 141 requires all business combinations within its scope to be accounted for using the purchase method, rather than the pooling-of-interests method. The provisions of this Statement apply to all business combinations initiated after June 20, 2001. The adoption of this statement will only have an impact on our financial statements if we enter into a business combination.

            Also in June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which addresses the accounting for such assets arising from prior and future business combinations.

Next Page

Upon the adoption of this statement, goodwill arising from business combinations will no longer be amortized, but rather will be assessed regularly for impairment, with any such impairment recognized as a reduction to earnings in the period identified. Other identified intangible assets, such as core deposit intangible assets, will continue to be amortized over their estimated useful lives. We are required to adopt this statement on July 1, 2002, and early adoption is permitted on July 1, 2001. The adoption of this statement will not have an impact on our financial statements, as we do not have any intangible assets.

Forward-Looking Statements

            This document, including information incorporated by reference, and future filings by MSB Financial, Inc. on Form 10-KSB, Form 10-QSB, and Form 8-K and future oral and written statements by MSB Financial and its management may contain, forward-looking statements about MSB Financial and its subsidiary which we believe are within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements with respect to anticipated future operating and financial performance, growth opportunities, interest rates, cost savings and funding advantages expected or anticipated to be realized by management. Words such as "may," "could," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar expressions are intended to identify these forward-looking statements. Forward-looking statements by MSB Financial and its management are based on beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions of management and are not guarantees of future performance. MSB Financial disclaims any obligation to update or revise any forward-looking statements based on the occurrence of future events, the receipt of new information, or otherwise. The important factors we discuss below and elsewhere in this document, as well as other factors discussed and identified in our filings with the SEC and those presented elsewhere by our management from time to time, could cause actual results to differ materially from those indicated by the forward-looking statements made in this document:
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

  the willingness of users to substitute our products and services for our competitors' products and services;

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

Next Page

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
MSB Financial, Inc.
Marshall, Michigan

We have audited the accompanying consolidated balance sheets of MSB Financial, Inc. as of June 30, 2001 and 2000 and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended June 30, 2001. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MSB Financial, Inc. as of June 30, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2001 in conformity with accounting principles generally accepted in the United States of America.

Crowe, Chizek and Company LLP
Grand Rapids, Michigan
August 3, 2001

Next Page

MSB FINANCIAL, INC.
CONSOLIDATED BALANCE SHEETS
June 30, 2001 and 2000

	2001	2000
ASSETS
Cash and due from financial institutions	$ 1,716,295	$ 1,989,335
Interest-bearing deposits in other financial institutions	2,346,156	1,113,043
Total cash and cash equivalents	4,062,451	3,102,378
Securities held to maturity (fair value of $1,069 in 2001 and $2,798 in 2000)	1,069	2,798
Loans held for sale	264,800	94,000
Loans, net of allowance for loan losses of $570,632 in 2001 and $513,159 in 2000	84,653,836	85,379,295
Federal Home Loan Bank stock	1,426,600	1,425,500
Accrued interest receivable	555,288	566,906
Premises and equipment, net	746,289	599,770
Mortgage servicing rights	392,389	303,649
Other assets	1,929,627	1,770,699
	$94,032,349	$93,244,995

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Deposits
Noninterest-bearing demand deposits	$1,668,708	$1,190,913
Savings, NOW and MMDA deposits	24,541,849	24,798,771
Other time deposits	28,447,333	23,568,261
Total deposits	54,657,890	49,557,945

Federal Home Loan Bank advances	22,303,035	27,986,459
Advance payments by borrowers for taxes and insurance	732,668	671,608
Accrued interest payable	161,372	136,480
Accrued expenses and other liabilities	1,141,551	802,817
	78,996,516	79,155,309
Shareholders' equity
Preferred stock, $.01 par value; 2,000,000 shares authorized; none outstanding Common stock, $.01 par value; 4,000,000 shares authorized; 1,630,981 shares issued and 1,243,575 shares outstanding at June 30, 2001; 1,630,981 shares issued and 1,265,825 shares outstanding at June 30, 2000	16,310	16,310
Additional paid-in capital	9,755,668	9,706,788
Retained earnings, substantially restricted	9,370,758	8,368,824
Unearned Employee Stock Ownership Plan shares	(143,724)	(198,486)
Unearned Recognition and Retention Plan shares	(28,275)	(57,912)
Treasury stock, at cost (387,406 and 365,156 common shares in 2001 and 2000, respectively)	(3,934,904)	(3,745,838)
	15,035,833	14,089,686
	$94,032,349	$93,244,995

See accompanying notes to consolidated financial statements.

Next Page

MSB FINANCIAL, INC.
CONSOLIDATED STATEMENTS OF INCOME
Years ended June 30, 2001, 2000 and 1999

	2001	2000	1999
Interest and dividend income
Loans receivable, including fees	$7,303,857	$6,760,391	$6,364,180
Securities held to maturity - taxable	119	325	426
Other interest and dividend income	206,716	185,751	210,868
	7,510,692	6,946,467	6,575,474
Interest expense
Deposits	2,021,580	1,695,091	1,634,790
Federal Home Loan Bank advances	1,666,580	1,680,693	1,496,243
Other interest expense	27,112	19,752	14,272
	3,715,272	3,395,536	3,145,305

Net interest income	3,795,420	3,550,931	3,430,169

Provision for loan losses	68,000	60,000	72,000

Net interest income after provision for loan losses	3,727,420	3,490,931	3,358,169

Noninterest income
Loan servicing fees, net	31,599	63,454	43,427
Net gains on sales of loans held for sale	340,221	102,567	350,650
Service charges on deposit accounts	226,904	171,023	159,691
Other income	282,080	211,735	215,753
	880,804	548,779	769,521

Noninterest expense
Salaries and employee benefits	1,078,387	977,034	1,026,983
Occupancy and equipment expense	254,036	256,199	260,547
Data processing expense	208,796	153,584	189,800
Federal deposit insurance premium	38,892	45,297	52,860
Director fees	103,095	126,488	122,863
Correspondent bank charges	37,392	36,095	56,920
Michigan Single Business tax	76,000	61,000	65,000
Y2K expense	-	13,450	33,270
Provision to adjust loans held for sale to lower of cost or market	-	54,139	97,942
Advertising expense	86,405	70,538	96,573
Professional fees	115,330	100,179	143,247
Supplies expense	71,215	69,747	69,800
Other expense	326,352	302,441	303,590
	2,395,900	2,266,191	2,519,395

Income before federal income tax expense	2,212,324	1,773,519	1,608,295

Federal income tax expense	772,000	620,000	571,000

Net income	$1,440,324	$1,153,519	$1,037,295

Earnings per common share
Basic earnings per common share	$1.20	$.96	$.85
Diluted earnings per common share	$1.19	$.95	$.82

See accompanying notes to consolidated financial statements.

Next Page

MSB FINANCIAL, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended June 30, 2001, 2000 and 1999

	Common Stock	Additional Paid-In Capital	Retained Earnings	Unearned Employee Stock Ownership Plan Shares	Unearned Recognition and Retention Plan Shares	Treasury Stock	Total Share- holders' Equity

Balance at June 30, 1998	$16,313	$9,533,274	$6,970,925	$(318,181)	$(146,728)	$(2,742,910)	$13,312,693

Net income for 1999	-	-	1,037,295	-	-	-	1,037,295

Cash dividends declared on common stock, net of dividends on unearned ESOP shares - $.31 per share	-	-	(384,682)	-	-	-	(384,682)

13,519 shares committed to be released under the ESOP	-	122,878	-	61,513	-	-	184,391

Issuance of 1,870 common shares from treasury stock due to exercise of stock options	-	(916)	-	-	-	15,521	14,605

Amortization of RRP shares	-	-	-	-	61,356	-	61,356

Repurchase of 78,335 shares of common stock	-	-	-	-	-	(1,043,952)	(1,043,952)

Cash paid for fractional shares	-	(230)	-	-	-	-	(230)

Balance at June 30, 1999	16,313	9,655,006	7,623,538	(256,668)	(85,372)	(3,771,341)	13,181,476

(Continued)

Next Page

MSB FINANCIAL, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended June 30, 2001, 2000 and 1999

	Common Stock	Additional Paid-In Capital	Retained Earnings	Unearned Employee Stock Ownership Plan Shares	Unearned Recognition and Retention Plan Shares	Treasury Stock	Total Share- holders' Equity

Balance at June 30, 1999	$16,313	$9,655,006	$7,623,538	$(256,668)	$(85,372)	$(3,771,341)	$13,181,476

Net income for 2000	-	-	1,153,519	-	-	-	1,153,519

Cash dividends declared on common stock, net of dividends on unearned ESOP shares - $.34 per share	-	-	(408,233)	-	-	-	(408,233)

12,787 shares committed to be released under the ESOP	-	54,102	-	58,182	-	-	112,284

Issuance of 6,353 common shares from treasury stock due to exercise of stock options	-	(7,623)	-	-	-	52,730	45,107

Amortization of RRP shares	-	-	-	-	65,960	-	65,960

Repurchase of 5,780 shares of common stock	-	-	-	-	-	(60,427)	(60,427)

Forfeiture of 318 RRP shares	(3)	(2,247)	-	-	2,250	-	-

Issuance of 4,000 RRP shares	-	7,550	-	-	(40,750)	33,200	-

Balance at June 30, 2000	16,310	9,706,788	8,368,824	(198,486)	(57,912)	(3,745,838)	14,089,686

(Continued)

Next Page

MSB FINANCIAL, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended June 30, 2001, 2000 and 1999

	Common Stock	Additional Paid-In Capital	Retained Earnings	Unearned Employee Stock Ownership Plan Shares	Unearned Recognition and Retention Plan Shares	Treasury Stock	Total Share- holders' Equity

Balance at June 30, 2000	$16,310	$9,706,788	$8,368,824	$(198,486)	$(57,912)	$(3,745,838)	$14,089,686

Net income for 2001	-	-	1,440,324	-	-	-	1,440,324

Cash dividends declared on common stock, net of dividends on unearned ESOP shares - $.365 per share	-	-	(438,390)	-	-	-	(438,390)

12,036 shares committed to be released under the ESOP	-	50,080	-	54,762	-	-	104,842

Issuance of 1,000 common shares from treasury stock due to exercise of stock options	-	(1,200)	-	-	-	8,300	7,100

Amortization of RRP shares	-	-	-	-	29,637	-	29,637

Repurchase of 23,250 shares of common stock	-	-	-	-	-	(197,366)	(197,366)

Balance at June 30, 2001	$16,310	$9,755,668	$9,370,758	$(143,724)	$(28,275)	$(3,934,904)	$15,035,833

See accompanying notes to consolidated financial statements.

Next Page

MSB FINANCIAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended June 30, 2001, 2000 and 1999

	2001	2000	1999
Cash flows from operating activities
Net income	$1,440,324	$1,153,519	$1,037,295
Adjustments to reconcile net income to net cash from operating activities
Provision for loan losses	68,000	60,000	72,000
Provision to adjust loans held for sale to lower of cost or market	-	54,139	97,942
Depreciation	133,725	146,289	134,680
Amortization of mortgage servicing rights	93,084	56,344	62,279
Employee Stock Ownership Plan expense	104,842	112,284	184,391
Recognition and Retention Plan expense	29,637	65,960	61,356
Originations of loans held for sale	(18,695,036)	(5,093,090)	(22,287,159)
Proceeds from sales of loans held for sale	18,682,633	5,357,834	19,374,407
Net gains on sales of loans held for sale	(340,221)	(102,567)	(350,650)
Change in assets and liabilities:
Accrued interest receivable	11,618	(111,425)	(35,634)
Other assets	(158,928)	(523,225)	(333,824)
Accrued interest payable	24,892	32,119	11,247
Accrued expenses and other liabilities	338,734	(57,781)	(388,445)
Net cash from operating activities	1,733,304	1,150,400	(2,360,115)

Cash flows from investing activities
Principal paydowns on mortgage-backed securities held to maturity	1,729	2,068	3,236
Purchase of Federal Home Loan Bank stock	(1,100)	(155,000)	(112,300)
Net change in loans	657,459	(7,928,089)	(1,613,011)
Net purchases of premises and equipment	(280,244)	(61,991)	(169,870)
Net cash from investing activities	377,844	(8,143,012)	(1,891,945)

Cash flows from financing activities
Net change in deposits	5,099,945	3,720,968	3,021,829
Proceeds from Federal Home Loan Bank advances	28,000,000	26,100,000	9,000,000
Repayments on Federal Home Loan Bank advances	(33,683,424)	(21,977,776)	(7,107,741)
Net change in advance payments by borrowers for taxes and insurance	61,060	63,093	83,776
Cash paid for fractional shares	-	-	(230)
Cash dividends paid	(438,390)	(408,233)	(384,682)
Proceeds from exercise of stock options	7,100	45,107	14,605
Repurchase of common stock	(197,366)	(60,427)	(1,043,952)
Net cash from financing activities	(1,151,075)	7,482,732	3,583,605

Net change in cash and cash equivalents	$960,073	$490,120	$(668,455)

Cash and cash equivalents at beginning of period	3,102,378	2,612,258	3,280,713

Cash and cash equivalents at end of period	$4,062,451	$3,102,378	$2,612,258
Supplemental disclosures of cash flow information
Cash paid during the year for
Interest	$3,690,380	$3,363,417	$3,134,058
Income taxes	780,000	595,000	565,000

Supplemental disclosure of noncash investing activities
Transfers from loans held for sale to loans held to maturity	$ -	$2,795,178	$110,000

See accompanying notes to consolidated financial statements.

Next Page

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2001, 2000 and 1999

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

Use of Estimates: To prepare financial statements in conformity with generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses and the fair values of financial instruments are particularly subject to change.

Cash Flows: Cash and cash equivalents includes cash, deposits with other financial institutions under 90 days, and federal funds sold. Net cash flows are reported for loan and deposit transactions.

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

Premiums and discounts on securities are recognized in interest income using the interest method over the estimated life of the security. Gains and losses on the sale of securities are determined using the specific identification method based on amortized cost. There were no sales of securities during the years ended June 30, 2001, 2000 and 1999.

(Continued)

Next Page

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2001, 2000 and 1999

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Servicing Assets: Servicing assets represent purchased rights and the allocated value of retained servicing rights on loans sold. Servicing assets are expensed in proportion to, and over the period of, estimated net servicing revenues. Impairment is evaluated based on the fair value of the assets, using groupings of the underlying loans as to interest rates and then, secondarily, as to geographic and prepayment characteristics. Fair value is determined using prices for similar assets with similar characteristics, when available, or based upon discounted cash flows using market-based assumptions. Any impairment of a grouping is reported as a valuation allowance.

Loans: Loans are stated at unpaid principal balances, less the allowance for loan losses, and net of deferred loan origination fees, costs and discounts.

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
June 30, 2001, 2000 and 1999

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

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at fair value when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed. There were no foreclosed assets at June 30, 2001 or 2000.

(Continued)

Next Page

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2001, 2000 and 1999

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

Long-term Assets: Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at discounted amounts.

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
June 30, 2001, 2000 and 1999

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
June 30, 2001, 2000 and 1999

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Stock Compensation: Expense for employee compensation under stock option plans is based on Accounting Principles Board ("APB") Opinion 25, with expense reported only if options are granted below market price at grant date. Disclosures of net income and earnings per common share are provided in Note 11 as if the fair value method of SFAS No. 123 were used for stock-based compensation.

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

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes unrealized holding gains and losses on securities available for sale, net of taxes, which is recognized as a separate component of shareholders' equity. The Corporation had no items representing other comprehensive income (loss) for the years ended June 30, 2001, 2000 and 1999.

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation.

New Accounting Pronouncements: Beginning July 1, 2000, a new accounting standard required all derivatives to be recorded at fair value. Unless designated as hedges, changes in these fair values would be recorded in the income statement. Fair value changes involving hedges will generally be recorded by offsetting gains and losses on the hedge and on the hedged item, even if the fair value of the hedged item is not otherwise recorded. Adoption of this standard on July 1, 2000 did not have a material effect on the Corporation's financial position or results of operations.

(Continued)

Next Page

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2001, 2000 and 1999

NOTE 2 - EARNINGS PER COMMON SHARE

A reconciliation of the numerators and denominators used in the computation of the basic earnings per common share and diluted earnings per common share is presented below:

	Years ended June 30,
	2001	2000	1999
Basic Earnings Per Common Share
Numerator
Net income	$1,440,324	$1,153,519	$1,037,295

Denominator
Weighted average common shares outstanding	1,245,985	1,263,416	1,308,435
Less: Average unallocated ESOP shares	(37,675)	(50,087)	(63,241)
Less: Average nonvested RRP shares	(10,478)	(17,408)	(20,356)

Weighted average common shares outstanding for basic earnings per common share	1,197,832	1,195,921	1,224,838

Basic earnings per common share	$1.20	$.96	$.85

Diluted Earnings Per Common Share
Numerator
Net income	$1,440,324	$1,153,519	$1,037,295

Denominator
Weighted average common shares outstanding for basic earnings per common share	1,197,832	1,195,921	1,224,838
Add: Dilutive effects of average nonvested RRP shares, net of tax benefits	1,645	3,833	6,139
Add: Dilutive effects of assumed exercises of stock options	12,166	16,644	40,515

Weighted average common shares and dilutive potential common shares outstanding	1,211,643	1,216,398	1,271,492

Diluted earnings per common share	$1.19	$.95	$.82

Stock options for 81,748, 80,868 and 67,848 shares of common stock were not considered in computing diluted earnings per common share for the years ended June 30, 2001, 2000 and 1999, because they were antidilutive.

(Continued)

Next Page

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2001, 2000 and 1999

NOTE 3 - INTEREST-BEARING DEPOSITS IN OTHER FINANCIAL INSTITUTIONS

Interest-bearing deposits in other financial institutions at June 30 consist of the following:

	2001	2000

FHLB overnight time deposits	$1,608,006	$707,896
FHLB cash management account	738,150	405,147
	$2,346,156	$1,113,043

NOTE 4 - LOANS, NET

Loans at June 30 are classified as follows:

	2001	2000
Real estate loans
One-to-four family	$55,340,586	$58,636,397
Commercial and multi-family	11,740,489	10,573,840
Second mortgage loans	5,859,157	4,007,898
Construction or development	9,051,432	6,639,230
Total real estate loans	81,991,664	79,857,365

Other loans
Consumer loans	4,135,592	3,818,151
Home equity lines of credit	1,975,283	1,730,042
Automobile	1,322,598	1,604,467
Other
Total consumer loans	7,433,473	7,152,660

Commercial business loans	876,079	913,994
Total other loans	8,309,552	8,066,654

Total loans	90,301,216	87,924,019

Less:
Loans held for sale	(264,800)	(94,000)
Loans in process	(4,388,374)	(1,491,515)
Deferred loan fees and discounts	(423,574)	(446,050)
Allowance for loan losses	(570,632)	(513,159)

Loans, net	$84,653,836	$85,379,295

(Continued)

Next Page

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2001, 2000 and 1999

NOTE 4 - LOANS, NET (Continued)

Activity in the allowance for loan losses is summarized as follows for the years ended June 30:

	2001	2000	1999

Balance at beginning of year	$513,159	$452,308	$391,148
Provision charged to operating expense	68,000	60,000	72,000
Recoveries credited to allowance	2,241	3,097	3,444
Loans charged off	(12,768)	(2,246)	(14,284)

Balance at end of year	$570,632	$513,159	$452,308

Information regarding impaired loans is as follows for the year ended June 30, 2001, 2000 and 1999:

	2001	2000	1999

Average investment in impaired loans	$590,000	$163,000	$375,000
Interest income recognized on impaired loans including interest income recognized on cash basis	80,000	13,000	44,000
Interest income recognized on impaired loans on cash basis	39,000	13,000	44,000

Information regarding impaired loans at June 30, 2001, 2000 and 1999 is as follows:

	2001	2000	1999

Balance of impaired loans	$1,005,000	$160,000	$165,000

Less: Portion for which no allowance for loan losses is allocated	(1,005,000)	(160,000)	(165,000)

Portion of impaired loan balance for which an allowance for loan losses is allocated	$ -	$ -	$ -

Portion of allowance for loan losses allocated to the impaired loan balance	$ -	$ -	$ -

Nonperforming loans were as follows:

	2001	2000	1999
Loans past due over 90 days still on accrual	$705,000	$185,000	$231,000
Nonaccrual loans	1,048,000	80,000	159,000

(Continued)

Next Page

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2001, 2000 and 1999

NOTE 5 - SECONDARY MORTGAGE MARKET ACTIVITIES

The following summarizes the Corporation's secondary mortgage market activities for the years ended June 30:

	2001	2000	1999

Activity during the year:
Loans originated for resale, net of principal paydowns	$18,695,036	$5,093,090	$22,287,159
Loans transferred to held to maturity	-	2,795,178	110,000
Proceeds from sales of loans originated for resale	18,682,633	5,357,834	19,374,407
Gain on sales of loans originated for resale	340,221	102,567	350,650
Portion of gain resulting from costs allocated to mortgage servicing rights	181,824	53,083	192,183
Loan servicing fees, net	31,599	63,454	43,427

Balance at June 30:
Loans held for sale	$264,800	$94,000	$3,256,519
Less: Allowance to adjust loans held for sale to lower of aggregate cost or market	-	-	(97,942)

Loans held for sale, net	$264,800	$94,000	$3,158,577

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans at June 30 are summarized as follows:

	2001	2000	1999

Mortgage loan portfolios serviced for:
FHLMC	$55,296,000	$47,094,000	$47,334,000

Custodial escrow balances maintained in connection with the foregoing serviced loans were $341,000, $280,000 and $278,000 at June 30, 2001, 2000 and 1999, respectively.

(Continued)

Next Page

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2001, 2000 and 1999

NOTE 6 - PREMISES AND EQUIPMENT, NET

A summary of premises and equipment at June 30 is as follows:

	2001	2000

Land	$360,007	$360,007
Buildings	675,748	530,906
Furniture, fixtures and equipment	869,061	738,027
	1,904,816	1,628,940
Less: Accumulated depreciation	(1,158,527)	(1,029,170)

	$746,289	$599,770

NOTE 7 - DEPOSITS

The aggregate amount of short term jumbo certificates of deposit in denominations of $100,000 or more was $3,708,000 and $2,383,000 at June 30, 2001 and 2000, respectively.

At June 30, 2001, the scheduled maturities of certificates of deposit are as follows for the years ended June 30:

2002	$20,316,665
2003	3,062,319
2004	3,078,843
2005	881,459
2006	1,108,047

$28,447,333

(Continued)

Next Page

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2001, 2000 and 1999

NOTE 8 - FEDERAL HOME LOAN BANK ADVANCES

At year-end, advances from the Federal Home Loan Bank were as follows:

	2001	2000

Maturities July 2000 through September 2001, primarily variable rate at rates from 4.07% to 6.63%, averaging 6.59% as of June 30, 2001.	$500,000	$8,000,000

Maturities November 2001 through March 2011, primarily fixed rate at rates from 4.2% to 6.66% averaging 5.99% as of June 30, 2001.	21,803,035	19,986,459

	$22,303,035	$27,986,459

Principle payments on the advances outstanding at June 30, 2001 are due in the years ending June 30 as follows:

2002	$6,864,679
2003	4,136,918
2004	3,628,012
2005	3,334,791
2006	1,864,531
Thereafter	2,474,104

$22,303,035

These advances were required to be collateralized by at least $32,340,000 and $44,778,000 of the Corporation's first mortgage loans under a blanket lien arrangement at June 30, 2001 and 2000, respectively.

NOTE 9 - RELATED PARTY TRANSACTIONS

An analysis of aggregate loans outstanding to directors, executive officers and their affiliates follows:

	2001	2000	1999

Aggregate balance, July 1	$878,000	$894,000	$784,000
New loans and renewals	460,000	481,000	396,000
Repayments and renewals	(348,000)	(497,000)	(286,000)

Aggregate balance, June 30	$990,000	$878,000	$894,000

Total deposits from directors, executive officers and their affiliates were $1,276,000 and $1,248,000 at June 30, 2001 and 2000, respectively.

(Continued)

Next Page

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2001, 2000 and 1999

NOTE 10 - DEFERRED DIRECTOR FEES

During the year ended June 30, 1996, deferred director fee plans were implemented for certain directors of the Corporation and the Bank. Under the plans, the Corporation/Bank is obligated to pay each such individual or beneficiaries the amount of fees deferred plus interest credited thereon over a period of 15 years, beginning with the individual's termination of service. A liability is being accrued for the obligation under these plans. The expense incurred for the deferred directors fees for the year ended June 30, 2001, 2000 and 1999 was $87,737, $74,840 and $67,732 resulting in a deferred compensation liability of $411,656, $323,919 and $249,079 as of the end of these same periods. To fund the benefits that will be payable under these plans, life insurance on the participants was purchased. The cash surrender value of such insurance at June 30, 2001 and 2000 was $1,868,503 and $1,515,060 and is included in other assets in the consolidated balance sheets.

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

During the years ended June 30, 2001, 2000 and 1999, contributions of $60,356, $61,833 and $64,004, respectively, were made to the ESOP. For the same respective periods, 12,036, 12,787 and 13,519 shares with an average fair value of $8.71, $8.78 and $13.64 per share were committed to be released, resulting in ESOP compensation expense of $104,842, $112,284 and $184,391, respectively.

(Continued)

Next Page

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2001, 2000 and 1999

NOTE 11 - STOCK-BASED COMPENSATION PLANS (Continued)

Shares held by the ESOP at June 30 are as follows:

	2001	2000

Allocated to participants	82,002	72,318
Unearned	31,657	43,693

Total ESOP shares	113,659	116,011
Fair value of unearned shares	$301,000	$330,000

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

(Continued)

Next Page

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2001, 2000 and 1999

NOTE 11 - STOCK-BASED COMPENSATION PLANS (Continued)

Stock option plans are used to reward directors, officers and employees and provide them with an additional equity interest. Options are issued for 10 year periods, with various vesting provisions. At June 30, 2001, a total of 46,180 shares were authorized for future grants under the 1995 SOP and no shares are authorized for future grants under the 1997 SOP. Information about option grants follows.

	1995 SOP		1997 SOP
	Number of Options	Weighted- Average Exercise Price	Number of Options	Weighted- Average Exercise Price

Total options/shares available	158,842	-	67,848	-

Outstanding, June 30, 1998	108,198	7.4627	67,848	16.0735
Granted	-	-	-	-
Exercised	(1,870)	7.8102	-	-
Forfeited	-	-	-	-
Outstanding, June 30, 1999	106,328	7.4566	67,848	16.0735

Granted	4,000	10.1875	-	-
Exercised	(6,353)	7.1023	-	-
Forfeited	(2,713)	9.0558	-	-
Outstanding, June 30, 2000	101,262	7.5439	67,848	16.0735

Granted	-	-	-	-
Exercised	(1,000)	7.1023	-	-
Forfeited	-	-	-	-
Outstanding, June 30, 2001	100,262	7.5483	67,848	16.0735

The weighted-average fair value per option for options granted during the fiscal year ended June 30, 2000 was $2.18. No options were granted during fiscal year 2001 or 1999. At June 30, 2001, options outstanding had a weighted-average remaining life of 5.6 years and a range of exercise price from $7.1023 to $16.3636.

	Number of Options	Weighted- Average Exercise Price
1999	126,730	12.0203
2000	141,291	11.5507
2001	166,439	10.9769

(Continued)

Next Page

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2001, 2000 and 1999

NOTE 11 - STOCK-BASED COMPENSATION PLANS (Continued)

SFAS No. 123, which became effective for stock-based compensation awarded during fiscal years beginning after December 15, 1995, requires pro forma disclosures for companies that do not adopt its fair value accounting method for stock-based employee compensation for awards granted in the first fiscal year beginning after December 15, 1994. Accordingly, the following pro forma information presents net income and earnings per share had the fair value method been used to measure compensation cost for stock option plans. The exercise price of options granted is equivalent to the market value of underlying stock at the grant date. Accordingly, compensation cost actually recognized for stock options was $0 for the years ended June 30, 2001, 2000 and 1999.

The fair value of options granted during the fiscal year ended June 30, 2000 was estimated using the following weighted-average information: risk-free interest rate of 6.14%, expected life of 8.0 years, expected dividends of 2.73% per year and expected stock price volatility of 9.22% per year. No options were granted during fiscal 2001 or 1999.

	2001	2000	1999

Net income as reported	$1,440,324	$1,153,519	$1,037,295
Pro forma net income	$1,433,896	$1,137,986	$1,014,777

Reported earnings per common share
Basic	$1.20	$.96	$.85
Diluted	$1.19	$.95	$.83

Pro forma earnings per common share
Basic	$1.20	$.95	$.83
Diluted	$1.18	$.94	$.80

In future years, the pro forma effect of not applying SFAS No 123 is expected to increase as additional options are granted.

A Recognition and Retention Plan ("RRP"), as approved by the Corporation's shareholders, was authorized by the Board of Directors on October 24, 1995 for the benefit of directors, officers and employees of the Corporation. The RRP is a restricted stock award plan administered by a Committee of the Directors of the Corporation. The Committee selects recipients and terms of restricted stock awards. The total shares made available under the RRP was 63,536. The Committee awarded 4,000 shares (September 1999), 1,588 shares (November 1996) and 41,298 shares (October 1995) of common stock under the RRP. During the year ended June 30, 2000, 318 shares were forfeited. As of June 30, 2001, a total of 46,568 shares were awarded under the RRP and 16,968 shares were reserved for future awards. RRP awards vest in five equal annual installments, with the first award vesting on October 24, 1996, subject to the continuous employment of the recipients and the Corporation's achievement of certain performance standards as defined under such plans. Compensation expense for the RRP is recognized on a pro-rata basis over the vesting period of the awards. During the years ended June 30, 2001, 2000 and 1999, $29,637, $65,960 and $61,356, respectively, were charged to compensation expense for the RRP. The unamortized unearned compensation value of the RRP is shown as a reduction to shareholders' equity in the consolidated balance sheets.

(Continued)

Next Page

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2001, 2000 and 1999

NOTE 12 - STOCK REPURCHASE PROGRAMS

On February 16, 1999, the Corporation announced a stock repurchase plan of 5% (65,657 shares) of its common stock. As of the expiration date, February 16, 2000, 54,365 shares had been repurchased at an average price of $12.41 per share. On March 22, 2000, the Corporation announced a stock repurchase plan of 5% (63,291 shares) of its common stock. As of the expiration date, March 22, 2001, 23,250 shares had been repurchased at an average price of $8.49 per share. At June 30, 2001 there was no stock repurchase plan in place.

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

As of June 30, 2001 and 2000, the Bank was categorized as well capitalized. The Bank's actual and required capital amounts and ratios are presented below:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provision
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)
As of June 30, 2001
Tier 1 (Core) Capital (to average assets)	$10,448	11.13%	$3,756	4.0%	$4,695	5.0%
Tier 1 (Core) Capital (to risk weighted assets)	10,448	17.90	2,335	4.0	3,502	6.0
Total Capital (to risk weighted assets)	11,019	18.88	4,669	8.0	5,836	10.0

(Continued)

Next Page

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2001, 2000 and 1999

NOTE 13 - CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED
  EARNINGS (Continued)

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provision
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)
As of June 30, 2000
Tier 1 (Core) Capital (to average assets)	$10,298	11.21%	$3,676	4.0%	$4,595	5.0%
Tier 1 (Core) Capital (to risk weighted assets)	10,298	18.02	2,286	4.0	3,429	6.0
Total Capital (to risk weighted assets)	10,811	18.92	4,572	8.0	5,715	10.0

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

(Continued)

Next Page

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2001, 2000 and 1999

NOTE 13 - CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED
  EARNINGS (Continued)

The Bank established a liquidation account of $6,264,000 which is equal to its total net worth as of the date of the latest audited balance sheet appearing in the final conversion prospectus for the Corporation's stock offering related to converting from a mutual to a stock ownership structure. The liquidation account is maintained for the benefit of eligible depositors who continue to maintain their accounts at the Bank after the conversion. The liquidation account is reduced annually to the extent that eligible depositors have reduced their qualifying deposits. Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible depositor will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held. The Bank may not pay dividends that would reduce shareholders' equity below the required liquidation account balance.

Under the most restrictive of the dividend limitations described above, at June 30, 2001, the Bank was not able to declare any additional dividends to the holding company without obtaining the prior approval of the OTS.

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

Financial instruments with off-balance-sheet risk approximated the following at June 30:

	2001		2000
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate

Commitments to make loans (at market rates)	$2,527,100	$1,140,400	$593,000	$357,000
Unused lines of credit and letters of credit	-	4,016,000	-	4,088,000

Commitments to make loans are generally made for periods of 60 days or less. The fixed rate loan commitments have interest rates ranging from 6.75% to 7.50% at June 30, 2001 (8.00% to 9.50% at June 30, 2000) and maturities ranging from 6 months to 30 years.

(Continued)

Next Page

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2001, 2000 and 1999

NOTE 14 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND
  CONTINGENCIES (Continued)

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

The Corporation has entered into an employment agreement with one of its officers. Under the terms of the agreement, certain events leading to separation from the Corporation could result in a cash payment aggregating approximately $350,000.

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

The Corporation participates in a multi-employer contributory 401(k) plan, which covers substantially all employees. The amount of the Corporation's contribution is at the discretion of the Corporation's Board of Directors and is limited to the amount deductible for federal income tax purposes. The Corporation is currently matching 50% of employees' contributions not to exceed 3% of compensation. Contributions and expense for the years ended June 30, 2001, 2000 and 1999 were $16,000, $15,000 and $13,000, respectively.

(Continued)

Next Page

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2001, 2000 and 1999

NOTE 16 - FEDERAL INCOME TAXES

The Corporation and the Bank file a consolidated federal income tax return on a fiscal year basis. Tax legislation passed in August 1996 requires the Bank to deduct a provision for bad debts for tax purposes based on actual loss experience rather than a percentage of taxable income as allowed prior to fiscal year 1997, and recapture the excess bad debt reserve accumulated in tax years after 1987. The related amount of tax is approximately $123,000 and is payable over a six-year period beginning no later than the tax year ending June 30, 1999. For the tax years ending June 30, 2001 and 2000, one-sixth or $20,500 of the tax was currently payable. The remaining tax of $61,500 will be paid over the three-year period beginning June 30, 2002 through June 30, 2004.

The consolidated federal income tax expense consisted of the following for the years ended June 30:

	2001	2000	1999

Current federal income tax expense	$831,000	$702,000	$584,500
Deferred federal income tax benefit	(59,000)	(82,000)	(13,500)

Total federal income tax expense	$772,000	$620,000	$571,000

The consolidated federal income tax expense differs from that computed at the statutory corporate federal income tax rate of 34% for the years ended June 30 as follows:

	2001	2000	1999

Expected federal income tax expense at statutory rate	$752,190	$602,996	$546,820
ESOP expense (book greater than tax)	17,027	18,395	41,779
Other, net	2,783	(1,391)	(17,599)

Total federal income tax expense	$772,000	$620,000	$571,000

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at June 30 are as follows:
	2001	2000

Deferred tax assets
Deferred loan fees	$92,000	$97,000
Deferred compensation	140,000	110,000
Depreciation	39,000	28,000
Capital loss carryforward	16,000	16,000
RRP expense	16,000	16,000
Allowance for loan losses	132,000	92,000
Other	36,000	14,000
	471,000	373,000

Deferred tax liabilities
Mortgage servicing rights	(133,000)	(103,000)
Other	(15,000)	(6,000)
	(148,000)	(109,000)

Valuation allowance	(16,000)	(16,000)

Net deferred tax asset	$307,000	$248,000

(Continued)

Next Page

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2001, 2000 and 1999

NOTE 16 - FEDERAL INCOME TAXES (Continued)

A valuation allowance related to deferred tax assets is required when it is considered more likely than not that all or part of the benefits relating to such assets will not be realized. Management established a valuation allowance for the benefits associated with losses on mutual fund securities sales during the year ended June 30, 1997, since such losses were capital in nature and can only be realized through offsetting capital gains. Sources of capital gains were not available at June 30, 2001 or 2000. If not used, the capital loss carryforward will expire on June 30, 2002.

Federal income tax laws provide savings banks with additional bad debt deductions through 1987, totaling $1,272,000 for the Bank. Accounting standards do not require a deferred tax liability to be recorded on this amount, which liability otherwise would total $432,000 at June 30, 2001 and 2000. If the Bank were liquidated or otherwise ceases to be a bank or if tax laws were to change, the $432,000 would be recorded as expense.

NOTE 17 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amount and estimated fair values of the Corporation's financial instruments were as follows as of June 30, 2001 and 2000:

	2001		2000
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Cash and cash equivalents	$4,062,451	$4,062,000	$3,102,378	$3,102,000
Securities held to maturity	1,069	1,000	2,798	3,000
Loans held for sale	264,800	265,000	94,000	94,000
Loans receivable, net	84,653,836	85,771,000	85,379,295	83,921,000
Federal Home Loan Bank stock	1,426,600	1,427,000	1,425,500	1,426,000
Accrued interest receivable	555,288	555,000	566,906	567,000
Mortgage servicing rights	392,389	392,000	303,649	304,000
Cash surrender value of life insurance	1,868,503	1,869,000	1,515,060	1,515,000

Financial liabilities
Deposits	(54,657,890)	(54,998,000)	(49,557,945)	(49,190,000)
Federal Home Loan Bank advances	(22,303,035)	(22,658,000)	(27,986,459)	(26,944,000)
Advance payments by borrowers for taxes and insurance	(732,668)	(733,000)	(671,608)	(672,000)
Accrued interest payable	(161,372)	(161,000)	(136,480)	(136,000)

(Continued)

Next Page

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2001, 2000 and 1999

NOTE 17 - FAIR VALUES OF FINANCIAL INSTRUMENTS (Continued)

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
June 30, 2001, 2000 and 1999

NOTE 18 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of MSB Financial, Inc. is as follows:

CONDENSED BALANCE SHEETS
June 30, 2001 and 2000

	2001	2000
ASSETS
Cash and due from financial institutions	$332,913	$394,279
Certificate of deposit in subsidiary bank	3,022	13,771
Total cash and cash equivalents	335,935	408,050
Loans receivable from subsidiary bank and ESOP	2,173,283	2,231,044
Investment in subsidiary bank	10,447,860	10,297,434
Dividend receivable from subsidiary bank	1,558,355	696,156
Other assets	727,048	590,692

Total assets	$15,242,481	$14,223,376

LIABILITIES
Accrued expenses and other liabilities	$206,648	$133,690

SHAREHOLDERS' EQUITY	15,035,833	14,089,686

Total liabilities and shareholders' equity	$15,242,481	$14,223,376

CONDENSED STATEMENTS OF INCOME

	Years ended June 30,
	2001	2000	1999
Interest and dividend income
Loans receivable	$18,904	$23,695	$28,356
Dividends from subsidiary bank	1,558,355	1,259,553	1,177,190
	1,577,259	1,283,248	1,205,546

Interest expense - other	9,990	7,212	5,188

Net interest income	1,567,269	1,276,036	1,200,358

Other income	34,634	27,681	21,079

Operating expenses	220,579	205,198	258,142

Income before federal income tax expense	1,381,324	1,098,519	963,295

Federal income tax expense (benefit)	(59,000)	(55,000)	(74,000)

Net income	$1,440,324	$1,153,519	$1,037,295

(Continued)

Next Page

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2001, 2000 and 1999

NOTE 18 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
(Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	Years ended June 30,
	2001	2000	1999
Cash flows from operating activities
Net income	$1,440,324	$1,153,519	$1,037,295
Adjustments to reconcile net income to net cash from operating activities
Change in
Dividends receivable from subsidiary bank	(862,199)	(180,382)	151,360
Other assets	(136,356)	(123,618)	(128,990)
Accrued expenses and other liabilities	72,958	8,876	18,534
Net cash from operating activities	514,727	858,395	1,078,199

Cash flows from investing activities
Loan to subsidiary bank	-	(300,000)	-
Repayments on loan receivable from subsidiary bank	-	-	300,000
Repayments on loan receivable from ESOP	41,814	38,557	36,060
Net cash from investing activities	41,814	(261,443)	336,060

Cash flows from financing activities
Cash dividends paid	(438,390)	(408,233)	(384,682)
Cash paid for fractional shares	-	-	(230)
Proceeds from exercise of stock options	7,100	45,107	14,605
Repurchase of common stock	(197,366)	(60,427)	(1,043,952)
Net cash from financing activities	(628,656)	(423,553)	(1,414,259)

Net change in cash and cash equivalents	(72,115)	173,399	-

Cash and cash equivalents at beginning of period	408,050	234,651	234,651

Cash and cash equivalents at end of period	$335,935	$408,050	$234,651

(Continued)

Next Page

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2001, 2000 and 1999

NOTE 19 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)
Selected quarterly financial data (unaudited) for the years ended June 30, 2001 and 2000 is presented below:

	Interest Income	Net Interest Income	Net Income	Earnings Per Share
				Basic	Diluted
2001
First quarter	$1,896,582	$954,182	$333,674	$.28	$.28
Second quarter	1,901,918	938,668	335,226.28		.28
Third quarter	1,874,021	946,163	348,128.29		.29
Fourth quarter	1,838,171	956,407	423,296.35		.34

Full year	$7,510,692	$3,795,420	$1,440,324	$1.20	$1.19

2000
First quarter	$1,657,213	$858,344	$273,280	$.23	$.22
Second quarter	1,720,227	878,524	224,358.19		.19
Third quarter	1,748,803	887,901	301,676.25		.25
Fourth quarter	1,820,224	926,162	354,205.29		.29

Full year	$6,946,467	$3,550,931	$1,153,519	$.96	$.95

Next Page

(This page has been left intentionally blank)

Next Page

MSB FINANCIAL, INC.
SHAREHOLDER INFORMATION

ANNUAL MEETING

The annual meeting of shareholders will be held at 10:30 a.m. local time, Tuesday, October 23, 2001, at Schuler's Restaurant located at 115 South Eagle Street, Marshall, Michigan.

STOCK LISTING

Our stock is traded on the Nasdaq SmallCap Market under the symbol "MSBF".

PRICE RANGE OF COMMON STOCK

The table below shows the range of high and low sales prices for our common stock for the periods indicated. The information set forth in the table below was provided by the Nasdaq Stock Market.

	Fiscal 2001				Fiscal 2000
	High	Low	Dividends		High	Low	Dividends
First Quarter	$ 9.250	$ 7.000	$ 0.0900	First Quarter	$12.000	$ 9.875	$ 0.0850
Second Quarter	$ 8.500	$ 7.000	$ 0.0900	Second Quarter	$10.500	$ 8.250	$ 0.0850
Third Quarter	$10.125	$ 8.375	$ 0.0900	Third Quarter	$10.500	$ 6.250	$ 0.0850
Fourth Quarter	$ 9.850	$ 8.250	$ 0.0950	Fourth Quarter	$ 7.563	$ 6.563	$ 0.0850

Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations, regulatory restrictions and Maryland law. Regulatory restrictions on dividend payments are described in Note 13 of the Notes to Consolidated Financial Statements included in this Annual Report.

As of September 1, 2001, we had 458 shareholders of record and 1,244,575 outstanding shares of common stock.

SHAREHOLDER AND GENERAL INQUIRIES Charles B. Cook, President MSB Financial, Inc. 107 North Park Street Marshall, Michigan 49068 (616) 781-5103 www.marshallsavings.com	TRANSFER AGENT Registrar and Transfer Company 311 Cox Street Roselle, New Jersey 07203 (908) 272-8511

ANNUAL AND OTHER REPORTS

Copies of the Form 10-KSB annual report and our quarterly reports, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting: Charles B. Cook, President, MSB Financial, Inc., 107 North Park Street, Marshall, Michigan 49068. These documents may also be obtained through the SEC's web site at "www.sec.gov".

Next Page

MSB FINANCIAL, INC.
CORPORATE INFORMATION

MSB FINANCIAL, INC. AND MARSHALL SAVINGS BANK, F.S.B. 107 North Park Street Marshall, Michigan 49068	Telephone: (616) 781-5103 Fax: (616) 781-8412

DIRECTORS OF THE BOARD

Charles B. Cook President and Chief Executive Officer of MSB Financial, Inc. and Marshall Savings Bank, F.S.B. Marshall, Michigan	Karl F. Loomis President and Chief Executive Officer of Regional Medical Laboratories, Inc. Battle Creek, Michigan

Martin L. Mitchell Vice President and Chief Operations Officer, Starr Commonwealth Albion, Michigan	Aart VanElst Chairman of the Board of MSB Financial, Inc. and Marshall Savings Bank, F.S.B., Retired oil jobber Marshall, Michigan

Richard L. Dobbins Partner, Law firm of Dobbins, Beardslee, Grinage & Clore, P.C.,Marshall, Michigan	John W. Yakimow Retired General Manager of Corporate Research and Development at Eaton Corporation, Marshall, Michigan

J. Thomas Schaeffer Partner, Law firm of Schaeffer, Meyer & MacKenzie Marshall, Michigan

MSB FINANCIAL, INC. AND MARSHALL SAVINGS BANK, F.S.B. EXECUTIVE OFFICERS

Charles B. Cook President and Chief Executive Officer

INDEPENDENT AUDITORS	SPECIAL COUNSEL

Crowe, Chizek and Company LLP 300 Riverfront Plaza Building 55 Campau Avenue N.W. Grand Rapids, Michigan 49503	Silver, Freedman & Taff, L.L.P. 1100 New York Avenue, N.W. Seventh Floor, East Tower Washington, D.C. 20005

End.