Form 10KSB, Exhibit 13
period 2002-06-30
MSB FINANCIAL INC
filed 2002-09-30
CIK 930541

EXHIBIT 13

2002 ANNUAL REPORT

MSB FINANCIAL, INC.

Next Page

TABLE OF CONTENTS

Section I
President's Message	1
Selected Consolidated Financial Information	2
Management's Discussion and Analysis of Financial
Condition and Results of Operations	4

Section II
Consolidated Financial Statements	14

Section III
Shareholder Information	53
Corporate Information	54

Next Page

MSB FINANCIAL, INC.

September 23, 2002

Dear Shareholder:

On behalf of the Directors and Staff of MSB Financial, Inc. it is a pleasure to report that fiscal 2002 was again a year of record earnings for MSB Financial, Inc.

Net income for fiscal 2002 totaled $1.45 million, compared to $1.44 million the previous year. Earnings per fully diluted share totaled $1.17, compared to $1.19 the previous year, with the reduction primarily due to the dilutive effect given to assumed option exercises in the 2002 period given the increase in our stock price.

Noninterest income increased 59.9% over the year to $1.4 million, due primarily to a $376,000 increase in gains on sale of loans in the secondary market during the year. Considering the current low interest rate environment, we chose to sell a significant portion of mortgage originations in the secondary market with servicing rights retained. While generating significant noninterest income, this strategy is also important in managing our interest rate risk.

Our net interest margin, which continues to be our primary strength, increased to a healthy 4.30% during the last year.

Fiscal 2002 was also a record year for loan originations, as a total of $66.7 million in loans were originated, compared to $43.1 million and $32.3 million for the previous two years. We believe this increase is not only a function of low interest rates, but also the excellent service provided by our experienced loan department staff.

On March 15, 2002 we purchased a former TCF Bank branch office located in Marshall, Michigan, with total deposits of $17.2 million. While earnings may be negatively impacted in the short term, once these funds are deployed into loans, we expect a positive effect on earnings. In addition, our fee income will increase with this additional deposit base.

On September 6, 2002, we declared a special cash dividend of $2.00 per share, payable on September 27, 2002 to shareholders of record at the close of business on September 13, 2002. The payment of the special dividend will help reduce our excess capital. We will have adequate capital after the payment of the special dividend to continue to explore and implement alternative strategies to improve shareholder returns.

We are excited to announce that we have received approval from the Office of Thrift Supervision to operate a financial services subsidiary. This new venture, in conjunction with a third party, LPL Financial Services, will offer annuities, mutual funds, and insurance products not only to bank customers, but also the community.

We truly appreciate the support and loyalty of our shareholders and customers. We look forward to continued operational success and growth over the next year.

Sincerely,

/s/ CHARLES B. COOK

Charles B. Cook
President and Chief Executive Officer

Phone: (616) 781-5103 Fax: (616) 781-8412 107 N. Park St., Marshall, Michigan 49068
Next Page

SELECTED CONSOLIDATED FINANCIAL INFORMATION

	June 30,
	2002	2001	2000	1999	1998
	(In Thousands)
Selected Financial Condition Data:
Total assets	$108,155	$94,032	$93,245	$84,456	$79,967
Loans, net	83,338	84,654	85,379	74,716	73,065
Loans held for sale	90	265	94	3,159	295
Investment securities	11,147	1	3	5	8
FHLB stock	1,427	1,427	1,426	1,271	1,158
Deposits	74,340	54,658	49,558	45,837	42,815
FHLB advances	15,438	22,303	27,986	23,864	21,972
Shareholders' equity	16,058	15,036	14,090	13,181	13,313

	Year Ended June 30,
	2002	2001	2000	1999	1998
	(In Thousands, Except Per Share Data)
Selected Operations Data:
Total interest income	$6,886	$7,510	$6,947	$6,575	$6,451
Total interest expense	2,980	3,715	3,396	3,145	2,947
Net interest income	3,906	3,795	3,551	3,430	3,504
Provision for loan losses	73	68	60	72	95
Net interest income after provision for loan losses	3,833	3,727	3,491	3,358	3,409
Loan servicing fees and service charges on deposits	317	259	234	203	231
Gain on sale of loans	716	340	103	350	334
Other noninterest income	376	282	212	216	177
Total noninterest income	1,409	881	549	769	742
Total noninterest expense	3,708	2,396	2,266	2,519	2,250
Income before federal income taxes	2,164	2,212	1,774	1,608	1,901
Federal income tax expense	713	772	620	571	678
Net income	$1,451	$1,440	$1,154	$1,037	$1,223

Basic earnings per common share	$1.19	$1.20	$.96	$.85	$.98(1)
Diluted earnings per common share	$1.17	$1.19	$.95	$.82	$.94(1)

___________________
(1)       Restated for the 10% stock dividend declared July 14, 1998.

2.
Next Page

	Year Ended June 30,
	2002	2001	2000	1999	1998
	(In Thousands)
Selected Financial Ratios and Other Data:
Performance Ratios:
Return on assets (ratio of net income to average total
assets)	1.49%	1.53%	1.29%	1.24%	1.57%
Return on shareholders' equity (ratio of net income to
average equity)	9.24%	9.92%	8.48%	7.75%	9.39%
Interest rate spread information:
Average during period	3.71%	3.61%	3.61%	3.71%	4.05%
Net interest margin(1)	4.30%	4.27%	4.24%	4.32%	4.71%
Ratio of operating expense to average total assets	3.16%	2.55%	2.54%	3.01%	2.89%
Ratio of average interest-earning assets to average
interest-bearing liabilities	118.12%	115.84%	114.83%	115.40%	116.73%

Quality Ratios:
Non-performing loans to total gross loans	.82%	1.94%	.30%	.49%	.82%
Non-performing assets to total assets at end of period	1.42%	1.86%	.28%	.46%	.79%
Non-performing assets to total assets at end of period	1.42%	1.86%	.28%	.46%	.79%
Allowance for loan losses to non-performing loans	78.36%	32.57%	193.64%	115.98%	62.28%
Allowance for loan losses to loans receivable, net	.66%	.67%	.60%	.60%	.53%

Capital Ratios:
Shareholders' equity to total assets at end of period	14.85%	15.99%	15.11%	15.61%	16.65%
Average shareholders' equity to average assets	16.12%	15.46%	15.25%	16.02%	16.71%
Dividend payout ratio(2)	34.62%	30.67%	35.79%	37.80%	27.66%
Cash dividends delared per share	$.405	$.365	$.34	$.31	$.26(3)

Other Data:
	3	2	2	2	2

__________________
(1)   Net interest income divided by average interest-earning assets.

(2)   Dividends declared per share divided by diluted earnings per common share.

(3)   Restated for the 10% stock dividend declared July 14, 1998.

3.
Next Page

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
General

       MSB Financial, Inc. was formed as a Delaware corporation in September 1994 to act as the holding company for Marshall Savings Bank, F.S.B. upon the completion of Marshall Savings' conversion from the mutual to the stock form. MSB Financial received approval from the Office of Thrift Supervision to acquire all of the common stock of Marshall Savings outstanding upon completion of the conversion. The conversion was completed on February 6, 1995. On December 8, 1998, shareholders approved a proposal to reincorporate MSB Financial from the State of Delaware to the State of Maryland. The following discussion compares the consolidated financial condition of MSB Financial and Marshall Savings at June 30, 2002 to June 30, 2001 and the results of operations for the periods ended June 30, 2002, 2001 and 2000. This discussion should be read in conjunction with the consolidated financial statements and footnotes included herein. References in this discussion to "we", "us" and "our" refer to MSB Financial and/or Marshall Savings as the context requires.

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

       Permanent loans secured by one- to four-family residences accounted for approximately 59.9% of our gross loan portfolio at June 30, 2002, 61.3% at June 30, 2001, and 66.7% at June 30, 2000. We originated total loans of $66.7 million, $43.1 million, and $32.3 million during fiscal 2002, 2001, and 2000, respectively, and sold $36.8 million, $18.7 million, and $5.4 million of loans, respectively during these periods. We offer a wide variety of adjustable and fixed-rate mortgage loans, with many pricing options and maturity choices, along with a full array of consumer loans. For all years presented, we sold most fixed-rate one- to four-family loans originated with terms longer than 15 years in the secondary market.

Financial Condition

       Total assets increased $14.1 million, or 15.0%, from June 30, 2001 to June 30, 2002. The increase in assets was primarily due to the purchase of a branch office and related deposits from TCF National Bank. See Note 20 of the Notes to Consolidated Financial Statements contained elsewhere in the annual report. As a result of the branch purchase we received liquid assets totaling $14.6 million, of which $13.1 million was invested in a liquid Adjustable Rate Mortgage Fund. This fund is available to provide cash for future FHLB advance payments, as well as future lending activity.

       Net loans, including loans held for sale, decreased $1.5 million or 1.8% from $84.9 million at June 30, 2001 to $83.4 million at June 30, 2002. We experienced another year of strong loan refinancing activity in favor of fixed-rate one- to four-family mortgage loans, a result of the low mortgage interest rate market. We continued to sell most of the fixed-rate mortgage products originated to Freddie Mac, retaining the right to service these loans. This resulted in the decrease in net loans. However, mortgage loans serviced for others increased from $55.3 million at June 30, 2001 to $73.3 million at June 30, 2002, an increase of $18.0 million or 32.5%. Correspondingly, mortgage servicing rights increased $194,000 or 49.3%, at June 30, 2002 as compared to June 30, 2001.

       We also experienced increases in net intangible assets of $1.9 million and net premises and equipment of $631,000, both primarily due to the branch office purchase. The branch office purchase resulted in $2.0 million in core deposit intangibles and unidentifiable intangibles, along with the acquisition of $585,000 in fixed assets. The intangibles are being amortized into expense over a 10 year period using an accelerated amortization method. We also experienced an increase in other assets of $1.2 million, which was primarily the result of loans totaling $824,000 transferred from net loans to other real-estate owned and real-estate held in redemption during fiscal 2002.

4.
Next Page

       Total deposits increased $19.6 million to $74.3 million at June 30, 2002 from $54.7 million at June 30, 2001. This increase was primarily due to $17.2 million in deposits assumed as a result of the branch office purchase. Federal Home Loan Bank advances decreased $6.9 million to $15.4 million at June 30, 2002 from $22.3 million at June 30, 2001, due to the scheduled payments made during fiscal 2002 and increased liquidity from the increase in deposits.

       Total liabilities increased $13.1 million to $92.1 million from June 30, 2001 to June 30, 2002. In addition to the changes discussed above, we experienced increases in advance payments by borrowers for taxes and insurance of $152,000, or 20.8% and accrued expenses and other liabilities of $160,000, or 14.0%. Offsetting these increases in liabilities was a decrease of $30,000, or 18.4%, in accrued interest payable primarily due to declining interest rates on outstanding deposits and borrowings.

       Shareholders' equity increased $1.0 million, or 6.8%, from June 30, 2001 to June 30, 2002. The increase was primarily the result of net income offset by the repurchase of our common stock and dividends declared on common stock. During the year ended June 30, 2002, we repurchased 13,598 shares of our common stock at a total cost of $174,000, with an average cost of $12.79 per share, as compared to 23,250 shares during the year ended June 30, 2001, at a total cost of $197,000, or $8.49 per share. See Note 13 of the Notes to Consolidated Financial Statements for additional information on our stock repurchase programs. Shareholders' equity to total assets remains strong at 14.9% at June 30, 2002, compared to 16.0% and 15.1% at June 30, 2001 and 2000, respectively.

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

       Net Income. Net income for the years ended June 30, 2002, 2001 and 2000 was $1.5 million, $1.4 million and $1.2 million, respectively.

       Our return on average assets was 1.49% for fiscal 2002, compared to 1.53% for fiscal 2001 and 1.29% for fiscal 2000. Our return on average shareholders' equity was 9.24% for fiscal 2002, compared to 9.92% for fiscal 2001 and 8.48% for fiscal 2000. Average shareholders' equity to average assets was 16.12%, 15.46% and 15.25%, and our dividend payout ratio was 34.62%, 30.67% and 35.79% for the years ended June 30, 2002, 2001 and 2000, respectively.

       Net Interest Income. Net interest income for the years ended June 30, 2002, 2001 and 2000 was $3.9 million, $3.8 million, and $3.6 million, respectively. The increase in net interest income for 2002 was primarily the result of a decrease in total interest expense. Interest expense decreased $735,000 during fiscal 2002 as compared to fiscal 2001, and increased $320,000 during fiscal 2001 as compared to fiscal 2000. The decrease in interest expense during fiscal 2002 was the result of both a decrease in interest paid on Federal Home Loan Bank advances, due to a decrease in the average principal balance outstanding, and a general decrease in interest rates over the period.

       Interest and dividend income for the years ended June 30, 2002, 2001 and 2000 was $6.9 million, $7.5 million and $6.9 million, respectively. This represented a decrease of $624,000 during fiscal 2002 compared to fiscal 2001 and an increase of $564,000 during fiscal 2001 as compared to fiscal 2000. The decrease during fiscal 2002 was primarily due to a decrease in net loans receivable due to increased sales of fixed-rate loans in the secondary market, as well as a decrease in mortgage interest rates. The increase during fiscal 2001 was primarily due to an increase in the average volume of loans receivable. The average yield earned on loans for the periods ended June 30, 2002, 2001 and 2000 was 7.97%, 8.49% and 8.25%, respectively.

5.
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

	At June 30, 2002	Year Ended June 30,
		2002			2001			2000
	Yield/Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/Rate	Average Outstanding Balance	Interest Earned/ Paid	Yield/Rate	Average Outstanding Balance	Interest Earned/ Paid
	(Dollars in Thousands)
Interest-Earning Assets:
Loans(1)	7.39%	$82,781	$6,599	7.97%	$86,073	$7,304	8.49%	$81,923	$6,760	8.25%
Interest-bearing deposits	1.53	2,692	73	2.71	1,332	90	6.76	986	76	7.71
Securities	3.15	3,874	120	3.10	2	--	--	4	--	--
FHLB stock	6.25	1,427	94	6.59	1,426	116	8.13	1,378	111	8.06
Total interest-earning assets(1)		90,774	6,886	7.59	88,833	7,510	8.45	84,291	6,947	8.24
Other assets		6,630			5,044			4,912
Total assets		$97,404			$93,877			$89,203

Interest-Bearing Liabilities:
Savings deposits	1.09	$11,085	170	1.53	$10,253	234	2.28	$9,928	264	2.66
Checking and money market deposits	1.34	15,537	240	1.54	13,344	280	2.10	13,281	272	2.05
Certificate accounts	3.86	31,550	1,449	4.59	25,840	1,507	5.83	22,764	1,159	5.09
FHLB advances and other borrowings	5.85	18,675	1,121	6.00	27,248	1,694	6.22	27,430	1,701	6.20
Total interest-bearing liabilities		76,847	2,980	3.88	76,685	3,715	4.84	73,403	3,396	4.63
Other liabilities		4,858			2,679			2,195
Total liabilities		81,705			79,364			75,598
Shareholders' equity		15,699			14,513			13,605
Total liabilities and shareholders' equity		$97,404			$93,877			$89,203

Net interest income			$3,906			$3,795			$3,551
Net interest rate spread				3.71%			3.61%			3.61%
Net earning assets		$13,927			$12,148			$10,888
Net yield on average interest-earning assets				4.30%			4.27%				4.21%
Average interest-earning assets to
average interest-bearing liabilities		1.18x			1.16x			1.15x

________________________
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

	Year ended June 30,
	2002 vs. 2001			2001 vs. 2000
	Increase (Decrease) Due to		Total Increase (Decrease)	Increase (Decrease) Due to		Total Increase (Decrease)
	Volume	Rate		Volume	Rate
	(Dollars in Thousands)
Interest-Earning Assets:
Loans	$(273)	$(432)	$(705)	$349	$195	$544
Interest-bearing deposits	57	(74)	(17)	24	(10)	14
Securities	120	--	120	--	--	--
FHLB Stock	--	(22)	(22)	4	2	6

Total interest-earning assets	$ (96)	$(528)	(624)	$337	$187	564

Interest-Bearing Liabilities:
Savings deposits	$ 18	$ (82)	(64)	$ 8	$ (38)	(30)
Checking and money market deposits	40	(80)	(40)	1	7	8
Certificate accounts	297	(355)	(58)	168	180	348
FHLB advances and other borrowings	(516)	(57)	(573)	(11)	4	(7)

Total interest-bearing liabilities:	$(161)	$(574)	(735)	$166	$153	319

Net interest income			$111			$245

       Provision for Loan Losses. The provision for loan losses is a result of our periodic analysis of the adequacy of the allowance for loan losses. The provision for loan losses increased by $5,000 for the year ended June 30, 2002 from the year ended June 30, 2001, due to our continuing reassessment of losses inherent in the loan portfolio. At June 30, 2002, our allowance for loan losses totaled $554,000, or 0.66% of net loans receivable and 78.36% of total non-performing loans. Our provision for loan losses was $73,000 in fiscal 2002 compared to $68,000 in fiscal 2001 and $60,000 in fiscal 2000. Loans charged off totaled $102,000 in fiscal 2002, $13,000 in fiscal 2001 and $2,000 in fiscal 2000. The increase during fiscal 2002 was primarily the result of $70,000 charged off during the 2002 period to adjust the book value on two foreclosed properties to market value. One is secured by a one- to four-family construction property and the other by commercial real estate.

       We have established an allowance for loan losses based on an analysis of risk factors in the loan portfolio. This analysis includes the evaluation of concentrations of credit, past loss experience, current economic conditions, amount and composition of the loan portfolio, estimated fair value of underlying collateral, loan commitments

7.
Next Page

outstanding, delinquencies, and other factors. Accordingly, the calculation of the adequacy of the allowance for loan losses is not based directly on the level of non-performing loans.

       Non-performing assets include non-accrual loans, loans past due 90 days or more and still accruing interest, foreclosed real estate and other repossessed assets. Loans greater than 90 days past due, and other designated loans of concern, are placed on non-accrual status, unless it is determined that the loans are well collateralized and in the process of collection. Non-performing assets at June 30, 2002 decreased $222,000 to $1.6 million as compared to $1.8 million at June 30, 2001. The largest change in the composition of non-performing assets was the transfer of eight loans from non-accruing loan status at June 30, 2001 to foreclosed asset status at June 30, 2002.

       Foreclosed assets at June 30, 2002 consisted of loans to four different borrowers. The largest lending relationship on June 30, 2002 was eight loans to a single borrower totaling $717,000, of which seven loans totaling $481,000 are secured by investment properties and one loan totaling $236,000 is secured by residential property. During June 2002 six of these loans, totaling $446,000, were transferred to real estate held in redemption and the remaining two loans, totaling $271,000, were transferred to real estate held in redemption during July and August 2002. Currently all properties are for sale. During November 2001 these loans were restructured as part of a reorganization of the borrower's debts through a Chapter 11 bankruptcy. The capitalized non-accrued interest at the time of restructure totaled $65,000 and is currently being held as deferred income, pending the sale of these properties. Management feels that all loans to this borrower are well collateralized and does not expect to incur any losses.

       Other foreclosed assets at June 30, 2002 were three loans to one borrower totaling $182,000, secured by one commercial property, three loans to another borrower totaling $180,000, secured by a one-to four family construction property, and one loan to a borrower totaling $16,000, secured by commercial property. As of August 15, 2002 all properties were recorded as real estate owned and are for sale by Marshall Savings Bank.

       Another component of non-performing loans are loans past due 90 days or more and still accruing interest. Loans past due 90 days or more and still accruing interest decreased $270,000 during fiscal 2002 as compared to June 30, 2001. Non-accruing loans at June 30, 2002 totaled $272,000 compared to $1.0 million at June 30, 2001, a decrease of $776,000.

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

       Noninterest Income. Total noninterest income for the year ended June 30, 2002, was $1.4 million, compared to $881,000 in fiscal 2001 and $549,000 in fiscal 2000. This represents an increase of $528,000 in fiscal 2002 compared to fiscal 2001 and an increase of $332,000 in fiscal 2001 compared to fiscal 2000. Total noninterest income consists primarily of net gains on the sale of loans, loan servicing fees, service charges on deposit accounts and other fees. The largest component of noninterest income is net gain on sales of loans which increased $376,000 in fiscal 2002 compared to fiscal 2001 and increased $238,000 in fiscal 2001 as compared to 2000. Loan sales increased during fiscal 2002 and fiscal 2001, as the result of increased refinancing activity. In fiscal 2002, 2001 and 2000, respectively, loan sales totaled $36.8 million, $18.7 million and $5.4 million.

       In addition to the increase in net gains on sales of loans held for sale, we also had an increase in service charges on deposit accounts in fiscal 2002 as compared to fiscal 2001 of $81,000 and an increase in fiscal 2001 of $56,000 as compared to fiscal 2000. The increase in service charges on deposits accounts was primarily due to an increase in the fees assessed on demand deposit overdraft items, as well as additional fees collected on increased deposits associated with the branch purchase. We have also experienced steady increases in Debit Card/ATM fees during the last three fiscal years, due to increased debit card and ATM usage by our depositors. Debit Card/ATM fees

8.
Next Page

increased $31,000 during fiscal 2002 compared to fiscal 2001 and increased $26,000 during fiscal 2001 compared to fiscal 2000. Offsetting the above mentioned increases were decreases in net loan servicing fees of $23,000 in fiscal 2002 compared to fiscal 2001 and $32,000 in fiscal 2001 compared to fiscal 2000. The decrease in net loan servicing fees was due to an accelerated amortization of mortgage loan service rights during fiscal 2002 and fiscal 2001 due to increased loan refinancing activity during the same periods.

       Noninterest Expense. Noninterest expense totaled $3.1 million in fiscal 2002, compared to $2.4 million in fiscal 2001 and $2.3 million in fiscal 2000. Salaries and employee benefits, the largest component of noninterest expense, increased $245,000 from fiscal 2001 to fiscal 2002, representing an increase of 22.7%, and increased $101,000 from fiscal 2000 to fiscal 2001, representing an increase of 10.4%. The most significant factor causing the increase in salaries and employee benefits during the 2002 period was an increase in salaries and associated payroll taxes of $172,000, the result of hiring additional staff as well as the additional staff acquired through the branch purchase. We also experienced an increase in group insurance costs of $53,000 during fiscal 2002. As a way to offset the growing cost of employee health insurance, we plan to increase the employee cost percentage effective October 1, 2002. We also experienced an increase in expenses associated with our employee stock ownership plan of $24,000 during fiscal 2002 as compared to fiscal 2001, a result of the improvement in our stock price. For additional information relating to our stock-based compensation plans, see Note 12 of the Notes to Consolidated Financial Statements contained elsewhere in this annual report.

       The branch purchase also impacted other categories of noninterest expense. New to noninterest expense for fiscal 2002 is amortization of intangible assets acquired from the branch purchase. During fiscal 2002 we recorded $104,000 in intangible asset amortization, compared to no expense during fiscal 2001 and fiscal 2000. We will amortize the acquired intangible assets over a 10 year period using an accelerated amortization method. See Note 20 - Branch Purchase of the Notes to Consolidated Financial Statements for information regarding the impact intangible asset amortization will have on future income. Also as a result of the branch purchase, we recorded nonrecurring expenses of $131,000 during fiscal 2002. A total of $25,000 was for professional fees and the remaining $106,000 was included in other expense.

       Occupancy and equipment expense increased during fiscal 2002 by $62,000 as compared to fiscal 2001 and decreased $2,000 during fiscal 2001 as compared to fiscal 2000. The increase during fiscal 2002 was primarily the result of our decision to continue the use of the purchased branch office as a branch office of Marshall Savings Bank. This facility provides us more options in our continuing evaluation of facility uses in determining the best way to meet the needs of our customer base. Data processing expense decreased $2,000 during fiscal 2002 as compared to fiscal 2001 and increased $55,000 during fiscal 2001 as compared to fiscal 2000. The changes in data processing expense were primarily the result of a rebate from our data processor of $22,000 during fiscal 2000 and a change in our billing due date for data processing charges during fiscal 2001 that resulted in an extra monthly payment of $13,000 during the period, as well as new monthly charges totaling $9,000, during fiscal 2001, related to our web-banking program.

       Other changes to noninterest expense include an increase in advertising expense of $18,000 during fiscal 2002 as compared to fiscal 2001, and an increase of $16,000 during fiscal 2001 as compared to fiscal 2000. The increase during 2002 was the result of new advertising and logo work. Due to the previous mentioned increases in debit card and ATM usage by our depositors, we also experienced increases in other expense related to debit card and ATM processing charges of $33,000 during fiscal 2002 as compared to fiscal 2001 and $20,000 during fiscal 2001 as compared to fiscal 2000. Also, during fiscal 2002 and fiscal 2001 we did not incur any expense to record loans held for sale at the lower of cost or market as compared to $54,000 expensed during fiscal 2000.

       Federal Income Tax Expense. Federal income tax expense for fiscal 2002 was $713,000 compared to $772,000 in fiscal 2001 and $620,000 in fiscal 2000. The effective tax rate for federal income taxes was 32.9% in fiscal 2002, 34.9% in fiscal 2001 and 35.0% in fiscal 2000.

Asset/Liability Management

       We, like other financial institutions, are subject to interest rate risk to the extent that our interest-bearing liabilities with short- and intermediate-term maturities reprice more rapidly, or on a different basis, than our interest-

9.
Next Page

earning assets. Our balance sheet consists of investments in interest-earning assets, primarily loans and securities, which are primarily funded by deposits and borrowings. These financial instruments have varying levels of sensitivity to changes in market interest rates, resulting in market risk. Other than certain loans that are originated and held for sale, all of our financial instruments are for other than trading purposes.

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

       Net portfolio value represents the market value of equity and is equal to the market value of assets minus the market value of liabilities, with adjustments made for off-balance-sheet items. This analysis assesses the risk of loss in market risk sensitive instruments in the event of a sudden and sustained 100 to 300 basis point (100 basis points equals 1%) increase or decrease in market interest rates. The following table sets forth the change in our net portfolio value at June 30, 2002 and June 30, 2001, based on internal assumptions, that would occur upon an immediate change in interest rates, with no effect given to any steps that management might take to counteract that change.

Change in Interest Rate (Basis Points)	Board Limit % Change	June 30, 2002		June 30, 2001
		$ Change in NPV	% Change in NPV	$ Change in NPV	% Change in NPV

+300	(30)%	$(1,252)	(8)%	$(2,057)	(14)%
+200	(20)	(582)	(4)	(1,303)	(9)
+100	(10)	(147)	(1)	(562)	(4)
-0-	---	---	---	---	---
-100	(10)	(368)	(2)	68	1
-200	(20)	(A)	(A)	(291)	(2)
-300	(30)	(A)	(A)	(898)	(6)

A)	Due to historically low levels of interest rates at June 30, 2002, calculations of net portfolio value are not calculated for a decline in interest rates of more than 100 basis points.

As of June 30, 2002, we were in compliance with the Board limits regarding changes in our net portfolio value under the above mentioned scenarios.

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

10.
Next Page

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

Liquidity and Capital Resources

       Our principal sources of funds are deposits, principal and interest repayments on loans, sales of loans, sales or maturities of securities available for sale, and Federal Home Loan Bank advances. While scheduled loan repayments are relatively predictable, deposit flows and early loan prepayments are more influenced by interest rates, general economic conditions and competition.

       Liquidity management is both a daily and long term responsibility of management. Investments in liquid assets are adjusted based upon our assessment of expected loan demand, expected deposit flows, yields available on interest-earning deposits and securities, and the objective of our asset/liability management program. Excess liquidity is invested generally in interest-earning overnight deposits of the Federal Home Loan Bank of Indianapolis or securities available for sale. We also use our borrowing capability through the Federal Home Loan Bank of Indianapolis to meet liquidity needs.

       At June 30, 2002, we had advances from the Federal Home Loan Bank of Indianapolis of $15.4 million, used primarily to fund 15 year fixed-rate and adjustable-rate one- to four-family residential mortgage loans held in our portfolio. We also use our liquidity resources to meet ongoing commitments, to fund maturing certificates of deposit and deposit withdrawals, and to meet operating expenses. At June 30, 2002, we had outstanding commitments to extend credit which amounted to $7.2 million (including $5.7 million in available home equity lines of credit). We believe that loan repayments and other sources of funds, such as Federal Home Loan Bank advances, will be adequate to meet our foreseeable liquidity needs.

       Our primary operating activity in addition to the collection of interest on interest-earning assets and the payment of interest on deposits and borrowings is the origination of loans for sale. During the years ended June 30, 2002, 2001 and 2000, we originated loans for sale totaling $36.2 million, $18.7 million and $5.1 million, respectively, and received proceeds from the sale of such loans of $36.8 million, $18.7 million and $5.4 million, respectively. See Note 6 of the Notes to Consolidated Financial Statements for additional details of our secondary mortgage market activities.

       Our primary financing activity is our deposits. For the years ended June 30, 2002, 2001 and 2000 there was a net increase in deposit accounts of $19.7 million, $5.1 million and $3.7 million, respectively. The increase during the year ended June 30, 2002 was primarily attributed to the branch purchase on March 15, 2002, which resulted in a $17.2 million increase in deposits.

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

       As of June 30, 2002, Marshall Savings had tangible capital and Tier 1 (core) capital of $10.3 million, or 9.8% of adjusted total assets, which was approximately $8.7 million and $7.1 million above the minimum requirements of 1.5% and 3.0%, respectively, of the adjusted total assets in effect on that date. As of June 30, 2002, we had Tier 1 (core) capital of $10.3 million, or 9.8% of average total assets, which was approximately $6.1 million above the minimum requirement of 4.0% of average total assets in effect on that date. On June 30, 2002, we had risk-based capital

11.
Next Page

of $10.9 million (including $10.3 in core capital), or 16.2% of risk-weighted assets. This amount was $5.5 million above the 8.0% minimum requirement in effect on that date. Our capital levels qualify Marshall Savings Bank as a well capitalized institution.

       The parent company, MSB Financial, also has a need for sources of liquidity. Liquidity is required to fund its operating expenses, its stock repurchase programs, and its payment of dividends to shareholders. At June 30, 2002, we had $1.1 million in liquid assets on hand. MSB Financial's primary source of liquidity on an ongoing basis is dividends from Marshall Savings Bank. No dividends were paid from Marshall Savings Bank to MSB Financial for the year ended June 30, 2002, due to the low need for funds this past fiscal year. For the year ended June 30, 2002, we paid dividends to shareholders totaling $492,000 and repurchased 13,598 shares of common stock, at a total cost $174,000.

Impact of Inflation and Changing Prices

       The Consolidated Financial Statements and Notes presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America, which require the measurement of financial position and operating results in terms of historical dollars without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Nearly all of our assets and liabilities are financial in nature, unlike most industrial companies. As a result, our performance is directly impacted by changes in interest rates, which are indirectly influenced by inflationary expectations. Our ability to match the interest sensitivity of our financial assets to the interest sensitivity of our financial liabilities in our asset/liability management may tend to minimize the effect of changes in interest rates on our performance. Changes in interest rates do not necessarily move to the same extent as do changes in the price of goods and services.

Impact of New Accounting Standards

       In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations." SFAS No. 141 requires all business combinations within its scope to be accounted for using the purchase method, rather that the pooling-of-interests method. The provisions of this statement will only have an impact on our financial statements if we enter into a business combination.

       Also in June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which addresses the accounting for such assets arising from prior and future business combinations. Upon the adoption of this statement, goodwill arising from business combinations will no longer be amortized, but rather will be assessed regularly for impairment, with any such impairment recognized as a reduction to earnings in the period identified. Other identified intangible assets, such as core deposit intangible assets, will continue to be amortized over their estimated useful lives. We were required to adopt this statement on July 1, 2002. The adoption of this statement will impact our future financial statements due to a branch acquisition, as discussed in Note 20 of the Notes to Consolidated Financial Statements. Current interpretations issued by FASB will require amortization of the core deposits intangibles and the unidentifiable intangibles resulting from the branch acquisition. However, we understand that FASB is reconsidering their interpretation and is possible that in the future we will not be required to amortize the unidentifiable intangibles resulting from the branch acquisition.

       In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" which will be adopted by us on July 1, 2003. The new accounting standard addresses accounting for obligations associated with the retirement of tangible, long-lived assets and requires a liability to be recognized for the fair value of any such obligations. Adoption of this standard on July 1, 2003 is not expected to have a material effect on our consolidated financial position or results of operations.

       On July 1, 2002 we adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This new accounting standard establishes more restrictive requirements for the classification of assets as "held for sale" and also expands the types of dispositions that are to be accounted for as discontinued operations. Adoption of this standard on July 1, 2002 did not have a material effect on our consolidated financial position or results of operations.

12.
Next Page

       The FASB recently issued SFAS No. 145 and SFAS No. 146. SFAS No. 145 applies for years beginning after May 14, 2002 and may be adopted sooner. SFAS No. 145 covers extinguishments of debt and leases, and includes some minor technical corrections. Under previous accounting guidance, gains or losses from extinguishments of debt were always treated as extraordinary items. Under SFAS No. 145 they will no longer be considered extraordinary, except under very limited conditions. Upon adoption of SFAS No. 145, any prior gains and losses from extinguishments of debt must be reclassified as ordinary gains and losses. Under SFAS No. 145, if a capital lease is modified to become an operating lease, it will be accounted for as a sale-leaseback, by following the accounting guidance of SFAS No. 98, instead of being accounted for as a new lease. SFAS No. 146 covers accounting for costs associated with exit or long-lived assets disposal activities, such as restructurings, consolidation or closing of facilities, lease termination costs or employee relocation or severance costs. SFAS No. 146 replaces Emerging Issues Tack Force 94-3, and is to be applied prospectively to exit or disposal activities initiated after December 31, 2002, and may be adopted sooner. A company may not restate its previously issued financial statements. SFAS No. 146 requires exit or long-lived assets disposal costs to be recognized as an expense when the liability is incurred and can be measured at fair value, rather than at the date of making a commitment to an exit or disposal plan. Management does not expect the effects of the future adoptions of SFAS No. 145 and SFAS No. 146 to be material to our consolidated financial position or results of operations.

Forward-Looking Statements

       This document, including information incorporated by reference, and future filings by MSB Financial, Inc. on Form 10-KSB, Form 10-QSB, and Form 8-K and future oral and written statements by MSB Financial and its management may contain forward-looking statements about MSB Financial and its subsidiary which we believe are within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements with respect to anticipated future operating and financial performance, growth opportunities, interest rates, cost savings and funding advantages expected or anticipated to be realized by management. Words such as "may," "could," "would," "believe," "anticipate," "estimate," "expect," "intend," "plan" and similar expressions are intended to identify these forward-looking statements. Forward-looking statements by MSB Financial and its management are based on beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions of management and are not guarantees of future performance. MSB Financial disclaims any obligation to update or revise any forward-looking statements based on the occurrence of future events, the receipt of new information, or otherwise. The important factors we discuss below and elsewhere in this document, as well as other factors discussed and identified in our filings with the SEC and those presented elsewhere by our management from time to time, could cause actual results to differ materially from those indicated by the forward-looking statements made in this document:
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

13.
Next Page

MSB FINANCIAL, INC.
Marshall, Michigan

CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002, 2001 and 2000

14.
Next Page

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Shareholders
MSB Financial, Inc.
Marshall, Michigan

We have audited the accompanying consolidated balance sheets of MSB Financial, Inc. as of June 30, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the three years in the period ended June 30, 2002. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of MSB Financial, Inc. as of June 30, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2002 in conformity with accounting principles generally accepted in the United States of America.

                                                                                                         Crowe, Chizek and Company LLP

Grand Rapids, Michigan
August 1, 2002

15.
Next Page

MSB FINANCIAL, INC.
CONSOLIDATED BALANCE SHEETS
June 30, 2002 and 2001

	2002	2001
ASSETS
Cash and due from financial institutions	$2,870,614	$1,716,295
Interest-bearing deposits in other financial institutions	1,802,597	2,346,156
Total cash and cash equivalents	4,673,211	4,062,451

Securities available for sale	11,146,525	-
Securities held to maturity (fair value of
$88 in 2002 and $1,069 in 2001)	88	1,069
Loans held for sale	90,000	264,800
Loans, net of allowance for loan losses of
$554,136 in 2002 and $570,632 in 2001	83,338,175	84,653,836
Federal Home Loan Bank stock	1,426,600	1,426,600
Accrued interest receivable	495,281	555,288
Premises and equipment, net	1,377,394	746,289
Mortgage servicing rights, net	586,029	392,389
Intangible assets, net	1,863,085	-
Other assets	3,158,198	1,929,627
	$108,154,586	$94,032,349

LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
Deposits
Noninterest-bearing demand deposits	$5,938,682	$1,668,708
Savings, NOW and MMDA deposits	32,740,678	24,541,849
Other time deposits	35,660,620	28,447,333
Total deposits	74,339,980	54,657,890

Federal Home Loan Bank advances	15,438,356	22,303,035
Advance payments by borrowers for taxes and insurance	884,879	732,668
Accrued interest payable	131,638	161,372
Accrued expenses and other liabilities	1,301,799	1,141,551
	92,096,652	78,996,516

Shareholders' equity
Preferred stock, $.01 par value; 2,000,000 shares
authorized; none outstanding
Common stock, $.01 par value; 4,000,000 shares
authorized; 1,630,981 shares issued and 1,241,742 shares
outstanding at June 30, 2002; 1,630,981 shares issued
and 1,243,575 shares outstanding at June 30, 2001	16,310	16,310
Additional paid-in capital	9,819,238	9,755,668
Retained earnings, substantially restricted	10,330,263	9,370,758
Unearned Employee Stock Ownership Plan shares	(92,338)	(143,724)
Unearned Recognition and Retention Plan shares	(19,003)	(28,275)
Treasury stock, at cost (389,239 and 387,406 common
shares in 2002 and 2001, respectively)	(4,011,189)	(3,934,904)
Accumulated other comprehensive income, net of tax
of $7,550 in 2002 and $0 in 2001	14,653	-
	16,057,934	15,035,833

	$108,154,586	$94,032,349

See accompanying notes to consolidated financial statements.

16.
Next Page

MSB FINANCIAL, INC.
CONSOLIDATED STATEMENTS OF INCOME
Years ended June 30, 2002, 2001 and 2000

	2002	2001	2000
Interest and dividend income
Loans receivable, including fees	$6,599,320	$7,303,857	$6,760,391
Securities held to maturity - taxable	29	119	325
Securities available for sale - taxable	120,303	-	-
Other interest and dividend income	167,083	206,716	185,751
	6,886,735	7,510,692	6,946,467

Interest expense
Deposits	1,859,276	2,021,580	1,695,091
Federal Home Loan Bank advances	1,089,244	1,666,580	1,680,693
Other interest expense	31,867	27,112	19,752
	2,980,387	3,715,272	3,395,536

Net interest income	3,906,348	3,795,420	3,550,931
Provision for loan losses	73,000	68,000	60,000

Net interest income after provision for loan losses	3,833,348	3,727,420	3,490,931

Noninterest income
Loan servicing fees, net	8,719	31,599	63,454
Net gains on sales of loans held for sale	715,811	340,221	102,567
Service charges on deposit accounts	308,004	226,904	171,023
Increase in cash surrender value of life insurance	106,450	90,221	71,183
Debit Card/ATM Fees	96,875	66,371	40,760
Other income	168,574	125,488	99,792
Net gains on sales of securities available for sale	4,020	-	-
	1,408,453	880,804	548,779
Noninterest expense
Salaries and employee benefits	1,323,678	1,078,387	977,034
Occupancy and equipment expense	315,652	254,036	256,199
Data processing expense	206,860	208,796	153,584
Federal deposit insurance premium	39,961	38,892	45,297
Director fees	110,580	103,095	126,488
Amortization of intangible assets	103,803	-	-
Michigan Single Business tax	83,000	76,000	61,000
Provision to adjust loans held for sale
to lower of cost or market	-	-	54,139
Advertising expense	104,369	86,405	70,538
Professional fees	164,138	115,330	100,179
Other expense	625,475	434,959	421,733
	3,077,516	2,395,900	2,266,191

Income before federal income tax expense	2,164,285	2,212,324	1,773,519

Federal income tax expense	713,000	772,000	620,000

Net income	$1,451,285	$1,440,324	$1,153,519

Earnings per common share
Basic earnings per common share	$1.19	$1.20	$.96
Diluted earnings per common share	$1.17	$1.19	$.95

See accompanying notes to consolidated financial statements.

17.
Next Page

MSB FINANCIAL, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended June 30, 2002, 2001 and 2000

	Common Stock	Additional Paid-In Capital	Retained Earnings	Unearned Employee Stock Ownership Plan Shares	Unearned Recognition and Retention Plan Shares	Treasruy Stock	Accumulated Other Comprehensive Income, Net	Total Shareholders' Equity

Balance at July 1, 1999	$16,313	$9,655,006	$7,623,538	$(256,668)	$(85,372)	$(3,771,341)	$ -	$13,181,476
Net income for 2000	-	-	1,153,519	-	-	-	-	1,153,519
Cash dividends declared on common
stock, net of dividends on unearned
ESOP shares - $0.34 per share	-	-	(408,233)	-	-	-	-	(408,233)

12,787 shares committed to be released
under the ESOP	-	54,102	-	58,182	-	-	-	112,284
Issuance of 6,353 common shares from
treasury stock due to exercise of stock
options	-	(7,623)	-	-	-	52,730	-	45,107
Amortization of RRP shares	-	-	-	-	65,960	-	-	65,960
Repurchase of 5,780 shares of common
stock	-	-	-	-	-	(60,427)	-	(60,427)
Forfeiture of 318 RRP shares	(3)	(2,247)	-	-	2,250	-	-	-
Issuance of 4,000 RRP shares	-	7,550	-	-	(40,750)	33,200	-	-

Balance at June 30, 2000	$16,310	$9,706,788	$8,368,824	$(198,486)	$(57,912)	$(3,745,838)	$ -	$14,089,686

(Continued)

18.
Next Page

MSB FINANCIAL, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended June 30, 2002, 2001 and 2000

	Common Stock	Additional Paid-In Capital	Retained Earnings	Unearned Employee Stock Ownership Plan Shares	Unearned Recognition and Retention Plan Shares	Treasruy Stock	Accumulated Other Comprehensive Income, Net	Total Shareholders' Equity

Balance at July 1, 2000	$16,310	$9,706,788	$8,368,824	$(198,486)	$(57,912)	$(3,745,838)	$ -	$14,089,686
Net income for 2001	-	-	1,440,324	-	-	-	-	1,440,324
Cash dividends declared on common
stock, net of dividends on unearned
ESOP shares - $0.365 per share	-	-	(438,390)	-	-	-	-	(438,390)

12,036 shares committed to be released
under the ESOP	-	50,080	-	54,762	-	-	-	104,842
Issuance of 1,000 common shares from
treasury stock due to exercise of stock
options	-	(1,200)	-	-	-	8,300	-	7,100
Amortization of RRP shares	-	-	-	-	29,637	-	-	29,637
Repurchase of 23,250 shares of common
stock	-	-	-	-	-	(197,366)	-	(197,366)

Balance at June 30, 2001	$16,310	$9,755,668	$9,370,758	$(143,724)	$(28,275)	$(3,934,904)	$ -	$15,035,833

(Continued)

19.
Next Page

MSB FINANCIAL, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
Years ended June 30, 2002, 2001 and 2000

	Common Stock	Additional Paid-In Capital	Retained Earnings	Unearned Employee Stock Ownership Plan Shares	Unearned Recognition and Retention Plan Shares	Treasruy Stock	Accumulated Other Comprehensive Income, Net	Total Shareholders' Equity

Balance at June 30, 2001	$16,310	$9,755,668	$9,370,758	$(143,724)	$(28,275)	$(3,934,904)	$ -	$15,035,833
Net income for 2002	-	-	1,451,285	-	-	-	-	1,451,285
Other comprehensive income
Net change in unrealized gains
(losses) on securities available for
(sale, net of reclassification adjustments
and tax effects	-	-	-	-	-	-	14,653	14,653
Total comprehensive income	-	-	-	-	-	-	-	1,465,938
Cash dividends declared on common
stock, net of dividends on unearned
ESOP shares - $0.405 per share	-	-	(491,780)	-	-	-	-	(491,780)

11,294shares committed to be released
under the ESOP	-	77,688	-	51,386	-	-	-	129,074
Issuance of 11,765 common shares from
treasury stock due to exercise of stock
options	-	(14,118)	-	-	-	97,649	-	83,531
Amortization of RRP shares	-	-	-	-	9,272	-	-	9,272
Repurchase of 13,598 shares of common
stock	-	-	-	-	-	(173,934)	-	(173,934)

Balance at June 30, 2002	$16,310	$9,819,238	$10,330,263	$(92,338)	$(19,003)	$(4,011,189)	$14,653	$16,057,934

See accompanying notes to consolidated financial statements.

20.
Next Page

MSB FINANCIAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended June 30, 2002, 2001 and 2000

	2002	2001	2000
Cash flows from operating activities
Net income	$1,451,285	$1,440,324	$1,153,519
Adjustments to reconcile net income to net
cash from operating activities
Provision for loan losses	73,000	68,000	60,000
Depreciation	147,953	133,725	146,289
Provision to adjust loans held for sale
to lower of cost or market	-	-	54,139
Amortization of mortgage servicing rights	161,751	93,084	56,344
Amortization of intangible assets	103,803	-	-
Net gains on sales of securities available for sale	(4,020)	-	-
Employee Stock Ownership Plan expense	129,074	104,842	112,284
Recognition and Retention Plan expense	9,272	29,637	65,960
Originations of loans held for sale	(36,236,133)	(18,695,036)	(5,093,090)
Proceeds from sales of loans held for sale	36,771,353	18,682,633	5,357,834
Net gains on sales of loans held for sale	(715,811)	(340,221)	(102,567)
Change in assets and liabilities:
Accrued interest receivable	60,007	11,618	(111,425)
Other assets	(412,014)	(158,928)	(523,225)
Accrued interest payable	(29,734)	24,892	32,119
Accrued expenses and other liabilities	160,248	338,734	(57,781)
Net cash from operating activities	1,670,034	1,733,304	1,150,400

Cash flows from investing activities
Proceeds from sales of securities available for sale	2,000,000	-	-
Purchases of securities available for sale	(13,120,302)	-	-
Principal paydowns on mortgage-backed
securities held to maturity	981	1,729	2,068
Purchase of Federal Home Loan Bank stock	-	(1,100)	(155,000)
Net change in loans	418,554	657,459	(7,928,089)
Net purchases of premises and equipment	(194,058)	(280,244)	(61,991)
Cash received from net liabilities assumed
in branch acquisition	14,621,136	-	-
Net cash from investing activities	3,726,311	377,844	(8,143,012)

(Continued)

21.
Next Page

MSB FINANCIAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years ended June 30, 2002, 2001 and 2000

	2002	2001	2000
Cash flows from financing activities
Net change in deposits	$2,509,066	$5,099,945	$3,720,968
Proceeds from Federal Home Loan Bank
advances	-	28,000,000	26,100,000
Repayments on Federal Home Loan Bank
advances	(6,864,679)	(33,683,424)	(21,977,776)
Net change in advance payments
by borrowers for taxes and insurance	152,211	61,060	63,093
Cash dividends paid	(491,780)	(438,390)	(408,233)
Proceeds from exercise of stock options	83,531	7,100	45,107
Repurchase of common stock	(173,934)	(197,366)	(60,427)
Net cash from financing activities	(4,785,585)	(1,151,075)	7,482,732

Net change in cash and cash equivalents	610,760	960,073	490,120

Cash and cash equivalents at beginning of period	4,062,451	3,102,378	2,612,258
Cash and cash equivalents at end of period	$4,673,211	$4,062,451	$3,102,378

Supplemental disclosures of cash flow information
Cash paid during the year for
Interest	$3,010,121	$3,690,380	$3,363,417
Income taxes	916,000	780,000	595,000

Supplemental disclosure of noncash investing activities
Transfers from loans held for sale to loans
held to maturity	$ -	$ -	$2,795,178
Transfers from loans to other real-estate and
real-estate held in redemption	824,107	-	-
Increase in fixed assets from branch
acquisition	585,000	-	-
Increase in deposits from branch acquisition	17,173,024	-	-
Intangible assets resulting from branch
acquisition	1,966,888	-	-

See accompanying notes to consolidated financial statements.

22.
Next Page

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002, 2001 and 2000

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Principles of Consolidation: The consolidated financial statements include the accounts of MSB Financial, Inc. ("MSB Financial") and its wholly owned subsidiary, Marshall Savings Bank, F.S.B. (the "Bank") and its wholly owned subsidiary, Marshall Services, Inc. (together referred to as "the Corporation"). MSB Financial was organized in September 1994 for the purpose of owning all of the outstanding stock of the Bank. All significant intercompany transactions and balances have been eliminated in consolidation. The primary source of income for the Corporation is the origination of residential real estate, commercial real estate and consumer loans in the Calhoun County, Michigan area through its three offices located in Marshall, Michigan. The surrounding communities serve as the source of substantially all of the Corporation's loan and deposit activities.

Use of Estimates: To prepare financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the financial statements and the disclosures provided, and future results could differ. The allowance for loan losses, the carrying value mortgage services rights and intangible assets, and the fair values of financial instruments are particularly subject to change.

Cash Flows: Cash and cash equivalents includes cash, deposits with other financial institutions under 90 days, and federal funds sold. Net cash flows are reported for loan and deposit transactions.

Securities: Securities available for sale include those the Corporation may decide to sell due to changes in interest rates, prepayment risks, yield and availability of alternative investments, liquidity needs, or other factors. Securities classified as available for sale are reported at their fair value and the related net unrealized holding gains or losses is reported, net of related income tax effects, as other comprehensive income (loss) and as a separate component of shareholders' equity until realized.

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

(Continued)

23.
Next Page

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002, 2001 and 2000

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

(Continued)

24.
Next Page

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002, 2001 and 2000

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Foreclosed Assets: Assets acquired through or instead of loan foreclosure are initially recorded at the lower of the recorded investment in the related loans or their fair value when acquired, establishing a new cost basis. If fair value declines, a valuation allowance is recorded through expense. Costs after acquisition are expensed. Foreclosed real estate and real estate held in redemption totaled $824,107 and $0 at June 30, 2002 and 2001, and are included in other assets in the consolidated balance sheets.

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

Intangible Assets: The Corporation's intangible assets include core deposit intangibles and unidentified intangible assets resulting from a branch acquisition, as discussed in Note 20. These intangible assets are currently being amortized on an accelerated method over 10 years, and they are assessed at least annually for impairment, and written down if necessary.

Long-term Assets: Premises and equipment and other long-term assets are reviewed for impairment when events indicate their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at discounted amounts.

(Continued)

25.
Next Page

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002, 2001 and 2000

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

(Continued)

26.
Next Page

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002, 2001 and 2000

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

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

Stock Compensation: Expense for employee compensation under stock option plans is based on Accounting Principles Board ("APB") Opinion 25, with expense reported only if options are granted below market price at grant date. Disclosures of net income and earnings per common share are provided in Note 12 as if the fair value method of Statement of Financial Accounting Standards ("SFAS") No. 123 were used for stock-based compensation.

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

(Continued)

27.
Next Page

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002, 2001 and 2000

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) includes net unrealized holding gains and losses on securities available for sale, net of taxes, which is recognized as a separate component of shareholders' equity.

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation.

New Accounting Pronouncements: In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations." SFAS No. 141 requires all business combinations within its scope to be accounted for using the purchase method, rather than the pooling-of-interests method. The provisions of this Statement apply to all business combinations initiated after June 30, 2001. The adoption of this statement will only have an impact on the financial statements if the Corporation enters into a business combination.

Also in June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," which addresses the accounting for such assets arising from prior and future business combinations. Upon the adoption of this statement, goodwill arising from business combinations will no longer be amortized, but rather will be assessed regularly for impairment, with any such impairment recognized as a reduction to earnings in the period identified. Other identified intangible assets, such as core deposit intangible assets, will continue to be amortized over their estimated useful lives. The Corporation was required to adopt this statement on July 1, 2002. The adoption of this statement will impact the Corporation's future financial statements due to a branch acquisition, as discussed in Note 20. Current interpretations issued by FASB will require amortization of the core deposit intangibles and the unidentifiable intangibles resulting from the branch acquisition. However, the Corporation understands that FASB is reconsidering their interpretation and it is possible that in the future the Corporation will not be required to amortize the unidentifiable intangibles resulting from the branch acquisition.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" which will be adopted by the Corporation on July 1, 2003. The new accounting standard addresses accounting for obligations associated with the retirement of tangible, long-lived assets and requires a liability to be recognized for the fair value of any such obligations. Adoption of this standard on July 1, 2003 is not expected to have a material effect on the Corporation's consolidated financial position or results of operations.

On July 1, 2002, the Corporation adopted SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This new accounting standard establishes more restrictive requirements for the classification of assets as "held for sale" and also expands the types of dispositions that are to be accounted for as discontinued operations. Adoption of this standard on July 1, 2002 did not have a material effect on the Corporation's consolidated financial position or results of operations.

(Continued)

28.
Next Page

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002, 2001 and 2000

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The FASB recently issued SFAS No. 145 and SFAS No. 146. SFAS No. 145 applies for years beginning after May 14, 2002 and may be adopted sooner. SFAS No. 145 covers extinguishments of debt and leases, and includes some minor technical corrections. Under previous accounting guidance, gains or losses from extinguishments of debt were always treated as extraordinary items. Under SFAS No. 145 they will no longer be considered extraordinary, except under very limited conditions. Upon adoption of SFAS No. 145, any prior gains and losses from extinguishments of debt must be reclassified as ordinary gains and losses. Under SFAS No. 145, if a capital lease is modified to become an operating lease, it will be accounted for as a sale-leaseback, by following the accounting guidance of SFAS No. 98, instead of being accounted for as a new lease. SFAS No. 146 covers accounting for costs associated with exit or long-lived asset disposal activities, such as restructurings, consolidation or closing of facilities, lease termination costs or employee relocation or severance costs. SFAS No. 146 replaces Emerging Issues Task Force ("EITF") 94-3, and is to be applied prospectively to exit or disposal activities initiated after December 31, 2002, and may be adopted sooner. A company may not restate its previously issued financial statements. SFAS No. 146 requires exit or long-lived asset disposal costs to be recognized as an expense when the liability is incurred and can be measured at fair value, rather than at the date of making a commitment to an exit or disposal plan. Management does not expect the effects of the future adoptions of SFAS No. 145 and SFAS No. 146 to be material to the Corporation's consolidated financial position or results of operations.

NOTE 2 - EARNINGS PER COMMON SHARE

A reconciliation of the numerators and denominators used in the computation of the basic earnings per common share and diluted earnings per common share is presented below:

	Years ended June 30,
	2002	2001	2000
Basic Earnings Per Common Share
Numerator
Net income	$1,451,285	$1,440,324	$1,153,519
Denominator
Weighted average common shares
outstanding	1,246,605	1,245,985	1,263,416
Less: Average unallocated ESOP shares	(26,011)	(37,675)	(50,087)
Less: Average nonvested RRP shares	(4,614)	(10,478)	(17,408)
Weighted average common shares
outstanding for basic earnings per
common share	1,215,980	1,197,832	1,195,921
Basic earnings per common share	$1.19	$1.20	$.96

(Continued)

29.
Next Page

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002, 2001 and 2000

NOTE 2 - EARNINGS PER COMMON SHARE (Continued)

	Years ended June 30,
	2002	2001	2000
Diluted Earnings Per Common Share
Numerator
Net income	$1,451,285	$1,440,324	$1,153,519

Denominator

Weighted average common shares
outstanding for basic earnings per
common share	1,215,980	1,197,832	1,195,921
Add: Dilutive effects of average
nonvested RRP shares, net of tax
benefits	803	1,645	3,833
Add: Dilutive effects of assumed
exercises of stock options	25,615	12,166	16,644
Weighted average common shares
and dilutive potential common
shares outstanding	1,242,398	1,211,643	1,216,398
Diluted earnings per common share	$ 1.17	$ 1.19	$ .95

Stock options for 67,848, 81,748 and 80,868 shares of common stock were not considered in computing diluted earnings per common share for the years ended June 30, 2002, 2001 and 2000, because they were not dilutive.

NOTE 3 - INTEREST-BEARING DEPOSITS IN OTHER FINANCIAL INSTITUTIONS

Interest-bearing deposits in other financial institutions at June 30 consist of the following:

	2002	2001

FHLB overnight time deposits	$1,082,236	$1,608,006
FHLB cash management account	720,361	738,150
	$1,802,597	$2,346,156

(Continued)

30.
Next Page

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002, 2001 and 2000

NOTE 4 - SECURITIES

The amortized cost and fair value of securities at June 30, 2002 and 2001 are as follows:

Available for Sale

		Fair Value	Gross Unrealized Gains	Gross Unrealized Losses
2002
	Adjustable rate mortgage mutual fund	$11,146,525	$22,203	$ -

Held to Maturity

		Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2002
	Mortgage-backed securities	$88	$ -	$ -	$88
2001
	Mortgage-backed securities	$1,069	$ -	$ -	$1,069

Proceeds from sales of securities available for sale during the year ended June 30, 2002 were $2,000,000. Gross gains of $4,020 were realized on these sales. There were no sales of securities available for sale during the years ended June 30, 2001 and 2000.

(Continued)

31.
Next Page

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002, 2001 and 2000

NOTE 5 - LOANS, NET

Loans at June 30 are classified as follows:

	2002	2001
Real estate loans
One-to-four family	$51,781,436	$55,340,586
Commercial and multi-family	15,153,301	12,050,777
Second mortgage loans	4,023,582	5,859,157
Construction or development	6,281,802	9,051,432
Total real estate loans	77,240,121	82,301,952

Other loans
Consumer loans
Home equity lines of credit	4,322,116	3,788,649
Automobile	1,957,513	1,975,283
Other	1,465,982	1,322,598
Total consumer loans	7,745,611	7,086,530
Commercial business loans	1,425,690	912,734
Total other loans	9,171,301	7,999,264
Total loans	86,411,422	90,301,216

Less:
Loans held for sale	(90,000)	(264,800)
Loans in process	(2,051,464)	(4,388,374)
Deferred loan fees and discounts	(377,647)	(423,574)
Allowance for loan losses	(554,136)	(570,632)
Loans, net	$83,338,175	$84,653,836

Activity in the allowance for loan losses is summarized as follows for the years ended June 30:

	2002	2001	2000
Balance at beginning of year	$570,632	$513,159	$452,308
Provision charged to operating expense	73,000	68,000	60,000
Recoveries credited to allowance	12,957	2,241	3,097
Loans charged off	(102,453)	(12,768)	(2,246)
Balance at end of year	$554,136	$570,632	$513,159

(Continued)

32.
Next Page

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002, 2001 and 2000

NOTE 5 - LOANS, NET (Continued)

Information regarding impaired loans is as follows for the year ended June 30, 2002, 2001 and 2000:

	2002	2001	2000
Average investment in impaired loans	$418,000	$590,000	$163,000
Interest income recognized on impaired loans
including interest income recognized on
cash basis	22,000	80,000	13,000
Interest income recognized on impaired loans
on cash basis	22,000	39,000	13,000

Information regarding impaired loans at June 30, 2002, 2001 and 2000 is as follows:

	2002	2001	2000
Balance of impaired loans	$ 271,540	$ 1,005,000	$ 160,000
Less: Portion for which no allowance
for loan losses is allocated	-	(1,005,000)	(160,000)
Portion of impaired loan balance for which
an allowance for loan losses is allocated	$ 271,540	$ -	$ -
Portion of allowance for loan losses allocated
to the impaired loan balance	$ 30,000	$ -	$ -

Nonperforming loans were as follows:

	2002	2001	2000
Loans past due over 90 days still on accrual	$ 435,000	$ 705,000	$ 185,000
Nonaccrual loans	272,000	1,048,000	80,000

(Continued)

33.
Next Page

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002, 2001 and 2000

NOTE 6 - SECONDARY MORTGAGE MARKET ACTIVITIES

 The following summarizes the Corporation's secondary mortgage market activities for the years ended June 30:

	2002	2001	2000
Activity during the year:
Loans originated for resale, net of
principal paydowns	$36,236,133	$18,695,036	$5,093,090
Loans transferred to held to maturity	-	-	2,795,178
Proceeds from sales of loans held
for sale	36,771,353	18,682,633	5,357,834
Net gains on sales of loans held
for sale	715,811	340,221	102,567
Portion of gain resulting from costs
allocated to mortgage servicing rights	355,391	181,824	53,083
Loan servicing fees, net	8,719	31,599	63,454

Balance at June 30:
Loans held for sale	$90,000	$264,800	$94,000
Less: Allowance to adjust loans held
for sale to lower of aggregate cost or
market	-	-	-
Loans held for sale, net	$90,000	$264,800	$94,000

Mortgage loans serviced for others are not included in the accompanying consolidated balance sheets. The unpaid principal balances of these loans at June 30 are summarized as follows:

	2002	2001	2000
Mortgage loan portfolios serviced for:
FHLMC	$73,255,000	$55,296,000	$47,094,000

Custodial escrow balances maintained in connection with the foregoing serviced loans were $447,000, $341,000 and $280,000 at June 30, 2002, 2001 and 2000, respectively.

(Continued)

34.
Next Page

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002, 2001 and 2000

NOTE 7 - PREMISES AND EQUIPMENT, NET

A summary of premises and equipment at June 30 is as follows:

	2002	2001
Land	$510,007	$360,007
Buildings	1,098,569	675,748
Furniture, fixtures and equipment	1,075,298	869,061
	2,683,874	1,904,816
Less: Accumulated depreciation	(1,306,480)	(1,158,527)
	$1,377,394	$746,289

NOTE 8 - DEPOSITS

The aggregate amount of short term jumbo certificates of deposit in denominations of $100,000 or more was $6,049,000 and $3,708,000 at June 30, 2002 and 2001, respectively.

At June 30, 2002, the scheduled maturities of certificates of deposit are as follows for the years ended June 30:

2003	$24,343,279
2004	5,766,005
2005	2,377,503
2006	1,711,262
2007	1,462,571
$35,660,620

NOTE 9 - FEDERAL HOME LOAN BANK ADVANCES

At year-end, advances from the Federal Home Loan Bank were as follows:

	2002	2001
Maturities July 2001 through September 2001,
primarily variable rate at rates from 4.07% to 6.63%,
averaging 6.59% as of June 30, 2001.	$ -	$500,000
Maturities November 2001 through March 2011,
primarily fixed rate at rates from 4.20% to 6.73%
averaging 5.99% as of June 30, 2001 and 5.85% as of
June 30, 2002.	15,438,356	21,803,035
	15,438,356	22,303,035

(Continued)

35.
Next Page

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002, 2001 and 2000

NOTE 9 - FEDERAL HOME LOAN BANK ADVANCES (Continued)

Principal payments on the advances outstanding at June 30, 2002 are due in the years ending June 30 as follows:

2003	$4,136,918
2004	3,628,012
2005	3,334,791
2006	1,864,531
2007	474,104
Thereafter	2,000,000
$15,438,356

These advances were required to be secured by eligible mortgage loans with carrying values of at least $22,386,000 and $32,339,000 under a blanket lien arrangement, at June 30, 2002 and 2001.

NOTE 10 - RELATED PARTY TRANSACTIONS

An analysis of aggregate loans outstanding to directors, executive officers and their affiliates follows:

	2002	2001	2000
Aggregate balance, July 1	$990,000	$878,000	$894,000
New loans and renewals	275,000	460,000	481,000
Repayments and renewals	(242,000)	(348,000)	(497,000)

Aggregate balance, June 30	$1,023,000	$990,000	$878,000

Total deposits from directors, executive officers and their affiliates were $1,213,000 and $1,276,000 at June 30, 2002 and 2001, respectively.

NOTE 11 - DEFERRED DIRECTOR FEES

During the year ended June 30, 1996, deferred director fee plans were implemented for certain directors of the Corporation and the Bank. Under the plans, the Corporation/Bank is obligated to pay each such individual or beneficiaries the amount of fees deferred plus interest credited thereon over a period of 15 years, beginning with the individual's termination of service. A liability is being accrued for the obligation under these plans. The expense incurred for the deferred directors fees for the year ended June 30, 2002, 2001 and 2000 was $104,553, $87,737 and $74,840 resulting in a deferred compensation liability of $516,209, $411,656 and $323,919 as of the end of these same periods. To fund the benefits that will be payable under these plans, life insurance on the participants was purchased. The cash surrender value of such insurance at June 30, 2002 and 2001 was $2,238,502 and $1,868,503 and is included in other assets in the consolidated balance sheets.

(Continued)

36.
Next Page

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002, 2001 and 2000

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

During the years ended June 30, 2002, 2001 and 2000, contributions of $59,010, $60,356 and $61,833, respectively, were made to the ESOP. For the same respective periods, 11,294, 12,036 and 12,787 shares with an average fair value of $11.43, $8.71 and $8.78 per share were committed to be released, resulting in ESOP compensation expense of $129,074, $104,842 and $112,284, respectively.

Shares held by the ESOP at June 30 are as follows:

	2002	2001
Allocated to participants	93,296	82,002
Unearned	20,363	31,657
Total ESOP shares	113,659	113,659
Fair value of unearned shares	$259,000	$301,000

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

(Continued)

37.
Next Page

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002, 2001 and 2000

NOTE 12 - STOCK-BASED COMPENSATION PLANS (Continued)

Stock option plans are used to reward directors, officers and employees and provide them with an additional equity interest. Options are issued for 10 year periods, with various vesting provisions. At June 30, 2002, a total of 46,180 shares were authorized for future grants under the 1995 SOP and no shares are authorized for future grants under the 1997 SOP. Information about option grants follows.

	1995 SOP		1997 SOP
	Number of Options	Weighted- Average Excercise Price	Number of Options	Weighted- Average Excercise Price
Total options/shares available
Outstanding, June 30, 1999	106,328	$7.4566	67,848	$16.0735
Granted	4,000	10.1875	-	-
Exercised	(6,353)	7.1023	-	-
Forfeited	(2,713)	9.0558	-	-
Outstanding, June 30, 2000	101,262	7.5439	67,848	16.0735

Granted	-	-	-	-
Exercised	(1,000)	7.1023	-	-
Forfeited	-	-	-	-
Outstanding, June 30, 2001	100,262	7.5483	67,848	16.0735

Granted	-	-	-	-
Exercised	(11,765)	7.1023	-	-
Forfeited	-	-	-	-
Outstanding, June 30, 2002	88,497	7.6076	67,848	16.0735

The weighted-average fair value per option for options granted during the fiscal year ended June 30, 2000 was $2.18. No options were granted during fiscal year 2002 or 2001. At June 30, 2002, options outstanding had a weighted-average remaining life of 4.5 years and a range of exercise price from $7.1023 to $16.3636.

Options exercisable at June 30 are as follows.

	Number of Options	Weighted- Average Exercise Price

2002	153,947	11.1971
2001	166,439	10.9769
2000	141,291	11.5507

(Continued)

38.
Next Page

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002, 2001 and 2000

NOTE 12 - STOCK-BASED COMPENSATION PLANS (Continued)

SFAS No. 123, which became effective for stock-based compensation awarded during fiscal years beginning after December 15, 1995, requires proforma disclosures for companies that do not adopt its fair value accounting method for stock-based employee compensation for awards granted in the first fiscal year beginning after December 15, 1994. Accordingly, the following proforma information presents net income and earnings per share had the fair value method been used to measure compensation cost for stock option plans. The exercise price of options granted is equivalent to the market value of underlying stock at the grant date. Accordingly, compensation cost actually recognized for stock options was $0 for the years ended June 30, 2002, 2001 and 2000.

The fair value of options granted during the fiscal year ended June 30, 2000 was estimated using the following weighted-average information: risk-free interest rate of 6.14%, expected life of 8.0 years, expected dividends of 2.73% per year and expected stock price volatility of 9.22% per year. No options were granted during fiscal 2002 or 2001.

	2002	2001	2000
Net income as reported	$1,451,285	$1,440,324	$1,153,519
Proforma net income	$1,448,861	$1,433,896	$1,137,986
Reported earnings per common share
Basic	$1.19	$1.20	$.96
Diluted	$1.17	$1.19	$.95
Proforma earnings per common share
Basic	$1.19	$1.20	$.95
Diluted	$1.17	$1.18	$.94

In future years, the proforma effect of not applying SFAS No 123 is expected to increase as additional options are granted.

A Recognition and Retention Plan ("RRP"), as approved by the Corporation's shareholders, was authorized by the Board of Directors on October 24, 1995 for the benefit of directors, officers and employees of the Corporation. The RRP is a restricted stock award plan administered by a Committee of the Directors of the Corporation. The Committee selects recipients and terms of restricted stock awards. The total shares made available under the RRP was 63,536. The Committee awarded 4,000 shares (September 1999), 1,588 shares (November 1996) and 41,298 shares (October 1995) of common stock under the RRP. During the year ended June 30, 2000, 318 shares were forfeited. As of June 30, 2002, a total of 46,568 shares were awarded under the RRP and 16,968 shares were reserved for future awards. RRP awards vest in five equal annual installments, with the first award vesting on October 24, 1996, subject to the continuous employment of the recipients and the Corporation's achievement of certain performance standards as defined under such plans. Compensation expense for the RRP is recognized on a pro-rata basis over the vesting period of the awards. During the years ended June 30, 2002, 2001 and 2000, $9,272, $29,637 and $65,960, respectively, were charged to compensation expense for the RRP. The unamortized unearned compensation value of the RRP is shown as a reduction to shareholders' equity in the consolidated balance sheets.

(Continued)

39.
Next Page

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002, 2001 and 2000

NOTE 13 - STOCK REPURCHASE PROGRAMS

On February 16, 1999, the Corporation announced a stock repurchase plan of 5% (65,657 shares) of its common stock. As of the expiration date, February 16, 2000, 54,365 shares had been repurchased at an average price of $12.41 per share. On March 22, 2000, the Corporation announced a stock repurchase plan of 5% (63,291 shares) of its common stock. As of the expiration date, March 22, 2001, 23,250 shares had been repurchased at an average price of $8.49 per share. At June 30, 2001 there was no stock repurchase plan in place. On July 11, 2001, the Corporation announced a stock repurchase plan of 5% (62,229 shares) of its common stock over a twelve month period. As of June 30, 2002, 13,598 shares had been repurchased at an average price of $12.79.

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

As of June 30, 2002 and 2001, the Bank was categorized as well capitalized. The Bank's actual and required capital amounts and ratios are presented below:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in Thousands)
As of June 30, 2002
Tier 1 (Core) Capital (to
average assets)	$10,318	9.78%	$4,219	4.0%	$5,274	5.0%
Tier 1 (Core) Capital (to
risk weighted assets)	10,318	15.34	2,691	4.0	4,036	6.0
Total Capital (to risk
weighted assets)	10,872	16.16	5,381	8.0	6,727	10.0
As of June 30, 2001
Tier 1 (Core) Capital (to
average assets)	$10,448	11.13%	$3,756	4.0%	$4,695	5.0%
Tier 1 (Core) Capital (to
risk weighted assets)	10,448	17.90	2,335	4.0	3,502	6.0
Total Capital (to risk
weighted assets)	11,019	18.88	4,669	8.0	5,836	10.0

(Continued)

40.
Next Page

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002, 2001 and 2000

NOTE 14 - CAPITAL REQUIREMENTS AND RESTRICTIONS ON RETAINED
       EARNINGS (Continued)

The Qualified Thrift Lender ("QTL") test requires that approximately 65% of assets be maintained in housing-related finance and other specified areas. If the QTL test is not met, limits are placed on growth, branching, new investments, FHLB advances and dividends, or the Bank must convert to a commercial bank charter. Management believes that the QTL test has been met.

Under Office of Thrift Supervision ("OTS") regulations, limitations have been imposed on all "capital distributions" by savings institutions, including cash dividends. The regulation establishes a three-tiered system of restrictions, with the greatest flexibility afforded to thrifts which are both well-capitalized and given favorable qualitative examination ratings by the OTS. For example, a thrift which is given one of the two highest examination ratings and has "capital" equal to its fully phased-in regulatory capital requirements (a "tier 1 institution") could, if a subsidiary of a holding company, after prior notice but without the prior approval of the OTS, make capital distributions in any year that do not exceed its net income for the calendar year-to-date plus retained net income for the previous two calendar years (less any dividends previously paid), provided that the thrift remains adequately capitalized following the distribution. Other thrifts would be subject to more stringent procedural and substantive requirements, the most restrictive being prior OTS approval of any capital distribution. The Bank is a tier one institution.

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

Under the most restrictive of the dividend limitations described above at June 30, 2002 the Bank may declare additional dividends to the holding company of approximately $974,000 without obtaining the prior approval of the OTS.

(Continued)

41.
Next Page

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002, 2001 and 2000

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

Financial instruments with off-balance-sheet risk approximated the following at June 30:

	2002		2001
	Fixed Rate	Variable Rate	Fixed Rate	Variable Rate
Commitments to make loans
(at market rates)	$1,141,000	$309,000	$2,527,100	$1,140,400
Unused lines of credit and
letters of credit	-	5,708,000	-	4,016,000

Commitments to make loans are generally made for periods of 60 days or less. The fixed rate loan commitments have interest rates ranging from 6.125% to 7.5% at June 30, 2002 (6.75% to 7.50% at June 30, 2001) and maturities ranging from 6 months to 30 years.

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

The Corporation has entered into an employment agreement with one of its officers. Under the terms of the agreement, certain events leading to separation from the Corporation could result in a cash payment aggregating approximately $365,000.

The Corporation and its subsidiary are subject to certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position of the Corporation.

(Continued)

42.
Next Page

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002, 2001 and 2000

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

The Corporation participates in a multi-employer contributory 401(k) plan, which covers substantially all employees. The amount of the Corporation's contribution is at the discretion of the Corporation's Board of Directors and is limited to the amount deductible for federal income tax purposes. The Corporation is currently matching 50% of employees' contributions not to exceed 3% of compensation. Contributions and expense for the years ended June 30, 2002, 2001 and 2000 were $19,000, $16,000 and $15,000 respectively.

NOTE 17 - FEDERAL INCOME TAXES

The Corporation and the Bank file a consolidated federal income tax return on a fiscal year basis. Tax legislation passed in August 1996 requires the Bank to deduct a provision for bad debts for tax purposes based on actual loss experience rather than a percentage of taxable income as allowed prior to fiscal year 1997, and recapture the excess bad debt reserve accumulated in tax years after 1987. The related amount of tax is approximately $123,000 and is payable over a six-year period beginning no later than the tax year ending June 30, 1999. For the tax years ending June 30, 2002, 2001 and 2000, one-sixth or $20,500 of the tax was currently payable in those years. The remaining tax of $41,000 will be paid over the two-year period beginning June 30, 2003 through June 30, 2004.

The consolidated federal income tax expense consisted of the following for the years ended June 30:

	2002	2001	2000
Current federal income tax expense	$708,000	$831,000	$702,000
Deferred federal income tax benefit	5,000	(59,000)	(82,000)

Total federal income tax expense	$713,000	$772,000	$620,000

(Continued)

43.
Next Page

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002, 2001 and 2000

NOTE 17 - FEDERAL INCOME TAXES (Continued)

The consolidated federal income tax expense differs from that computed at the statutory corporate federal income tax rate of 34% for the years ended June 30 as follows:

	2002	2001	2000
Expected federal income tax expense
at statutory rate	$735,857	$752,190	$602,996
ESOP expense (book greater than tax)	26,414	17,027	18,395
Other, net	(49,271)	2,783	(1,391)

Total federal income tax expense	$713,000	$772,000	$620,000

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at June 30 are as follows:

	2002	2001
Deferred tax assets
Deferred loan fees	$84,000	$92,000
Deferred compensation	176,000	140,000
Mark to market	17,000	-
Depreciation	49,000	39,000
Capital loss carryforward	-	16,000
Amortization of intangible assets	22,000	-
RRP expense	2,000	16,000
Allowance for loan losses	147,000	132,000
Other	11,000	36,000
	508,000	471,000

Deferred tax liabilities
Mortgage servicing rights	(199,000)	(133,000)
Net unrealized gains on securities available for sale	(7,000)	-
Other	(7,000)	(15,000)
	(213,000)	(148,000)
Valuation allowance	-	(16,000)

Net deferred tax asset	$295,000	$307,000

A valuation allowance related to deferred tax assets is required when it is considered more likely than not that all or part of the benefits relating to such assets will not be realized. Management established a valuation allowance for the benefits associated with losses on mutual fund securities sales during the year ended June 30, 1997, since such losses were capital in nature and can only be realized through offsetting capital gains. Sources of capital gains were not available at June 30, 2002 or 2001. The capital loss carryforward expired unused on June 30, 2002.

Federal income tax laws provide savings banks with additional bad debt deductions through 1987, totaling $1,272,000 for the Bank. Accounting standards do not require a deferred tax liability to be recorded on this amount, which liability otherwise would total $432,000 at June 30, 2002 and 2001. If the Bank were liquidated or otherwise ceases to be a bank or if tax laws were to change, the $432,000 would be recorded as expense.

(Continued)

44.
Next Page

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002, 2001 and 2000

NOTE 18 - FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying amount and estimated fair values of the Corporation's financial instruments were as follows as of June 30, 2002 and 2001:

	2002		2001
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Cash and cash equivalents	$4,673,211	$4,673,000	$4,062,451	$4,062,000
Securities available for sale	11,146,525	11,147,000	-	-
Securities held to maturity	88	-	1,069	1,000
Loans held for sale	90,000	90,000	264,800	265,000
Loans receivable, net	83,338,175	84,815,000	84,653,836	85,771,000
Federal Home Loan Bank stock	1,426,600	1,427,000	1,426,600	1,427,000
Accrued interest receivable	495,281	495,000	555,288	555,000
Mortgage servicing rights	586,029	586,000	392,389	392,000
Cash surrender value of life
insurance	2,238,502	2,239,000	1,868,503	1,869,000

Financial liabilities
Deposits	(74,339,980)	(74,884,000)	(54,657,890)	(54,998,000)
Federal Home Loan Bank
advances	(15,438,356)	(16,029,000)	(22,303,035)	(22,658,000)
Advance payments by borrowers
for taxes and insurance	(884,879)	(885,000)	(732,668)	(733,000)
Accrued interest payable	(131,638)	(132,000)	(161,372)	(161,000)

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

(Continued)

45.
Next Page

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002, 2001 and 2000

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

NOTE 19 - OTHER COMPREHENSIVE INCOME

Other comprehensive income components and related taxes were as follows:

	2002	2001
Net unrealized holding gains and losses on
securities available for sale	$26,223	$ -
Reclassification adjustments for (gains)
losses later recognized in income	(4,020)	-
Net unrealized gains and losses	22,203	-
Tax expense (benefit)	7,550	-

Other comprehensive income	$14,653	$ -

(Continued)

46.
Next Page

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002, 2001 and 2000

NOTE 20 - BRANCH PURCHASE

On October 30, 2001, the Bank entered into an agreement to acquire one Marshall, Michigan branch office facility and related deposits from TCF National Bank of Minneapolis, Minnesota. On March 15, 2002, the transaction was completed with approximately $585,000 in fixed assets being acquired and approximately $17.2 million of deposits being assumed. Approximately $14.6 million in liquid assets were received from TCF National Bank at closing. The transaction has been accounted for under the purchase method of accounting. This transaction resulted in amortizable intangible assets totaling approximately $2.0 million, including both core deposit intangibles and unidentifiable intangibles. The intangibles will be amortized into expense over a 10 year period using an accelerated amortization method, and they will be deducted for tax purposes over a 15 year period using the straight line method. The Bank acquired the branch at this premium to further solidify its market share in the Marshall, Michigan market by expanding its customer base to enhance deposit fee income and to provide an opportunity to market additional products and services to new customers. The acquisition also helped to prevent another financial institution from entering the Marshall, Michigan market, and it allowed the Bank to establish an additional branch location to improve customer convenience.

The fixed assets of the branch office facility acquired by Marshall Savings Bank from TCF National Bank consist of a building, land, furniture, fixtures and equipment and will continue to be used as a branch office by the Bank.

The following is a condensed balance sheet reflecting the impact of the branch acquisition on March 15, 2002:

Cash and cash equivalents	$14,621,136
Premises and equipment	585,000
Intangible assets	1,966,888
Deposits	(17,173,024)

(Continued)

47.
Next Page

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002, 2001 and 2000

NOTE 20 - BRANCH PURCHASE (Continued)

The consolidated statements of income reflect the operating results of the TCF branch since the March 15, 2002 date of the acquisition. The following table presents pro forma information stated in thousands of dollars for the years ended June 30 as if the acquisition of the TCF branch had occurred at the beginning of 2002 and 2001. The pro forma information includes adjustments for the amortization of intangibles arising from the transaction, depreciation expense on property acquired, interest expense on deposits acquired, and the related income tax effects. The pro forma financial information presented below does not reflect earnings on cash acquired, fees that could be earned on deposits, or operating expenses related to the new branch. The pro forma financial information is not necessarily indicative of the results of operations as they would have been had the transactions been effected on the assumed dates.

	2002	2001
Interest income	$6,887	$7,510
Interest expense	3,478	4,418
Net interest income	3,409	3,092
Provision for loan losses	73	68
Net interest income after provision for loan losses	3,336	3,024
Noninterest income	1,409	881
Noninterest expense	3,350	2,780
Income before federal income tax expense	1,395	1,125
Federal income tax expense	452	402
Net income	$943	$723

Basic earnings per share	$0.78	$0.60
Diluted earnings per share	$0.76	$0.60

	As of June 30, 2002
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortized Intangible Assets	$1,966,888	$103,803	$1,863,085
Aggregate Amortization Expense		$103,803

2003	$347,186
2004	311,424
2005	275,662
2006	239,901
2007	204,139

(Continued)

48.
Next Page

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002, 2001 and 2000

NOTE 21 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION

Condensed financial information of MSB Financial, Inc. is as follows:

CONDENSED BALANCE SHEETS
June 30, 2002 and 2001
	2002	2001
ASSETS
Cash and due from financial institutions	$1,050,542	$332,913
Certificate of deposit in subsidiary bank	-	3,022
Total cash and cash equivalents	1,050,542	335,935
Loans receivable from subsidiary bank and ESOP	2,115,522	2,173,283
Investment in subsidiary bank	12,195,546	10,447,860
Dividend receivable from subsidiary bank	-	1,558,355
Other assets	870,958	727,048

Total assets	$16,232,568	$15,242,481

LIABILITIES
Accrued expenses and other liabilities	$174,634	$206,648

SHAREHOLDERS' EQUITY	16,057,934	15,035,833

Total liabilities and shareholders' equity	$16,232,568	$15,242,481

(Continued)

49.
Next Page

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002, 2001 and 2000

NOTE 21 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION
        (Continued)

CONDENSED STATEMENTS OF INCOME

	Years ended June 30,
	2002	2001	2000
Interest and dividend income
Loans receivable	$14,178	$18,904	$23,695
Dividends from subsidiary bank	-	1,558,355	1,259,553
	14,178	1,577,259	1,283,248
Interest expense - other	11,507	9,990	7,212
Net interest income	2,671	1,567,269	1,276,036
Other income	39,085	34,634	27,681
Operating expenses	241,336	220,579	205,198
Income before federal income tax expense
and equity in undistributed net income of
subsidiary	(199,580)	1,381,324	1,098,519
Equity in undistributed net income of
subsidiary	1,581,865	-	-
Federal income tax expense (benefit)	(69,000)	(59,000)	(55,000)
Net income	$1,451,285	$1,440,324	$1,153,519

(Continued)

50.
Next Page

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002, 2001 and 2000

NOTE 21 - PARENT COMPANY ONLY CONDENSED FINANCIAL INFORMATION        (Continued)

CONDENSED STATEMENTS OF CASH FLOWS

	Years ended June 30,
	2002	2001	2000
Cash flows from operating activities
Net income	$1,451,285	$1,440,324	$1,153,519
Adjustments to reconcile net income to net
cash from by operating activities
Equity in undistributed net income of subsidiary	(1,581,865)	-	-
Change in
Dividends receivable from subsidiary bank	1,558,355	(862,199)	(180,382)
Other assets	(143,910)	(136,356)	(123,618)
Accrued expenses and other liabilities	(32,014)	72,958	8,876
Net cash from operating activities	1,251,851	514,727	858,395
Cash flows from investing activities
Loan to subsidiary bank	-	-	(300,000)
Repayments on loan receivable from ESOP	44,939	41,814	38,557
Net cash from investing activities	44,939	41,814	(261,443)
Cash flows from financing activities
Cash dividends paid	(491,780)	(438,390)	(408,233)
Proceeds from exercise of stock options	83,531	7,100	45,107
Repurchase of common stock	(173,934)	(197,366)	(60,427)
Net cash from financing activities	(582,183)	(628,656)	(423,553)
Net change in cash and cash equivalents	714,607	(72,115)	173,399
Cash and cash equivalents at beginning of period	335,935	408,050	234,651
Cash and cash equivalents at end of period	$1,050,542	$335,935	$408,050

(Continued)

52.
Next Page

MSB FINANCIAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2002, 2001 and 2000

NOTE 22 - SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

Selected quarterly financial data (unaudited) for the years ended June 30, 2002 and 2001 is presented below:

	Interest Income	Net Interest Income	Net Income	Earnings Per Share
				Basic	Diluted

2002
First quarter	$1,796,179	$949,121	$375,848	$ .31	$ .30
Second quarter	1,774,382	1,015,833	507,720.42		.42
Third quarter	1,631,356	955,224	315,608.25		.25
Fourth quarter	1,684,818	986,170	252,109.21		.20

Full year	$6,886,735	$3,906,348	$1,451,285	$1.19	$1.17

2001
First quarter	$1,896,582	$954,182	$333,674	$.28	$.28
Second quarter	1,901,918	938,668	335,226.28		.28
Third quarter	1,874,021	946,163	348,128.29		.29
Fourth quarter	1,838,171	956,407	423,296.35		.34

Full year	$7,510,692	$3,795,420	$1,440,324	$1.20	$1.19

52.
Next Page

MSB FINANCIAL, INC.
SHAREHOLDER INFORMATION

ANNUAL MEETING

The annual meeting of shareholders will be held at 10:30 a.m. local time, Tuesday, October 22, 2002, at Schuler's Restaurant located at 115 South Eagle Street, Marshall, Michigan.

STOCK LISTING

Our stock is traded on the Nasdaq SmallCap Market under the symbol "MSBF".

PRICE RANGE OF COMMON STOCK

The table below shows the range of high and low sales prices for our common stock for the periods indicated. The information set forth in the table below was provided by the Nasdaq Stock Market.

	Fiscal 2002				Fiscal 2001
	High	Low	Dividends		High	Low	Dividends
First Quarter	$12.390	$ 9.700	$ 0.0950	First Quarter	$ 9.250	$ 7.000	$ 0.0900
Second Quarter	$11.100	$ 9.750	$ 0.1000	Second Quarter	$ 8.500	$ 7.000	$ 0.0900
Third Quarter	$13.000	$10.450	$ 0.1000	Third Quarter	$10.125	$ 8.375	$ 0.0900
Fourth Quarter	$13.400	$12.000	$ 0.1100	Fourth Quarter	$ 9.850	$ 8.250	$ 0.0950

On September 6, 2002 we declared a special cash dividend of $2.00 per share. The dividend is payable on September 27, 2002 to shareholders of record on September 13, 2002.

Dividend payment decisions are made with consideration of a variety of factors including earnings, financial condition, market considerations, regulatory restrictions and Maryland law. Regulatory restrictions on dividend payments are described in Note 14 of the Notes to Consolidated Financial Statements included in this Annual Report.

As of September 1, 2002, we had 444 shareholders of record and 1,260,657 outstanding shares of common stock.

SHAREHOLDER AND GENERAL INQUIRIES	TRANSFER AGENT
Charles B. Cook, President MSB Financial, Inc. 107 North Park Street Marshall, Michigan 49068 (269) 781-5103 www.marshallsavings.com	Registrar and Transfer Company 311 Cox Street Roselle, New Jersey 07203 (908) 272-8511

ANNUAL AND OTHER REPORTS

Copies of the Form 10-KSB annual report and our quarterly reports, as filed with the Securities and Exchange Commission, may be obtained without charge by contacting: Charles B. Cook, President, MSB Financial, Inc., 107 North Park Street, Marshall, Michigan 49068. These documents may also be obtained through the SEC's web site at www.sec.gov.

53.
Next Page

MSB FINANCIAL, INC.
CORPORATE INFORMATION

MSB FINANCIAL, INC. AND
MARSHALL SAVINGS BANK, F.S.B.

107 North Park Street Marshall, Michigan 49068	Telephone: (296) 781-5103 Fax: (269) 781-8412

DIRECTORS OF THE BOARD

Charles B. Cook President and Chief Executive Officer of MSB Financial, Inc. and Marshall Savings Bank, F.S.B. Marshall, Michigan	Aart VanElst Chairman of the Board of MSB Financial, Inc. and Marshall Savings Bank, F.S.B., Retired oil jobber Marshall, Michigan

Martin L. Mitchell Vice President and Chief Operations Officer, Starr Commonwealth Albion, Michigan	J. Thomas Schaeffer Partner, Law firm of Schaeffer, Meyer & MacKenzie Marshall, Michigan

Richard L. Dobbins Partner, Law firm of Dobbins, Beardslee, Grinage & Clore, P.C.,Marshall, Michigan	John W. Yakimow Retired General Manager of Corporate Research and Development at Eaton Corporation, Marshall, Michigan

Karl F. Loomis President and Chief Executive Officer of Regional Medical Laboratories, Inc. Battle Creek, Michigan

MSB FINANCIAL, INC. AND MARSHALL SAVINGS BANK, F.S.B.
EXECUTIVE OFFICERS

Charles B. Cook President and Chief Executive Officer

INDEPENDENT AUDITORS	SPECIAL COUNSEL
Crowe, Chizek and Company LLP 55 Campau Avenue N.W. Suite 300 Grand Rapids, Michigan 49503	Silver, Freedman & Taff, L.L.P. 1700 Wisconsin Avenue, N.W. Washington, D.C. 20007

54.
End.